SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1. Issuer’s activities

1.1 – Briefly describe the issuer’s history

Ambev S.A. (“Company” or “Ambev”) was incorporated on July 8, 2005. However, its history began decades ago, as Ambev is the successor of Brahma and Antarctica, two of the oldest breweries in Brazil. Antarctica was founded in 1885 and Brahma in 1888, as Villiger & Cia. The Brahma brand was registered on September 6, 1888 and, in 1904, Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

Ever since its establishment until the corporate reorganization referred below, the Company had only held stakes in Companhia de Bebidas das Américas - Ambev in its investment portfolio, not being the holder of equity interest in any other company.

On December 7, 2012, Companhia de Bebidas das Américas - Ambev announced its intention to propose to its shareholders a corporate restructuring aimed at migrating its ownership structure then in force, with two classes of shares (ordinary and preferred), to one with a single type of common shares, aiming to simplify the corporate structure and improve the governance of Companhia de Bebidas das Américas – Ambev, increasing share liquidity and the flexibility of the management of its capital structure.

On March 1, 2013, the Company had its name changed to Ambev S.A. and its corporate purpose was changed, which became, among others: (i) the production and trading of beer, soft drinks and other drinks, as well as food in general; (ii) the production and trading of beverage raw materials; (iii) the production, certification and trading of seeds and grains; (iv) agricultural cultivation and promotion activities; (v) the import and export of products; and (vi) the operation of bars, restaurants and snack bars.

The proposal submitted to shareholders of Companhia de Bebidas das Américas - Ambev, by means of a Material Fact published on May 10, 2013, foresaw that the restructuring would be accomplished through the merger, by the Company, of all of the shares issued by Companhia de Bebidas das Américas - Ambev which were not owned by the surviving company, under the terms of Law No. 6,404/76 (“Merger of Shares”) in which all of the shares issued and outstanding of Companhia de Bebidas das Américas - Ambev, including shares in the form of American Depositary Receipts (“ADRs”), except shares and ADRs of Companhia de Bebidas das Américas - Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. By virtue of the Merger of Shares, each share issued by Companhia de Bebidas das Américas - Ambev, whether common or preferred, or ADR representative of a share, common or preferred, of Companhia de Bebidas das Américas - Ambev, would make its holder entitled to receive five common shares issued by the Company or five ADRs of the Company, as appropriate.

On May 10, 2013, the Board of Directors and the Fiscal Council of Companhia de Bebidas das Américas - Ambev held meetings, and there was a meeting of the Company’s Board of Directors, in which these bodies approved the Merger of Shares proposal, pursuant to the terms of the Merger of Shares Protocol and Justification issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A.

As a preliminary step to the Merger of Shares, on June 17, 2013, the contribution to the capital stock of the Company of all of the shares issued by Companhia de Bebidas das Américas - Ambev owned by Anheuser-Busch InBev S.A./NV (“ABI”), held through Interbrew International B.V. and AmBrew S.à.r.l (formerly AmBrew S.A.) was made. As a result, the Company became the holder of 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas - Ambev, thus becoming its controlling shareholder. The contribution had no effect for the purposes of the proposed replacement ratio in the Merger of Shares or for the dilution of Companhia de Bebidas das Américas - Ambev shareholders.

On July 30, 2013, the extraordinary general meetings of Companhia de Bebidas das Américas - Ambev and of the Company were held, which approved, among other issues, the Protocol and Justification of the Merger of

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Shares issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A., the valuation report of the shares and the Merger of Shares, as well as the increase in the Company’s capital subscribed by the management of Companhia de Bebidas das Américas - Ambev and fully paid through the transfer of all shares of Companhia de Bebidas das Américas - Ambev, excluding those held by the Company.

As a result of the Merger of Shares, Companhia de Bebidas das Américas - Ambev became a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas - Ambev became holders of the same proportion of shares in the Company that they had previously held in Companhia de Bebidas das Américas - Ambev.

On October 30, 2013, CVM granted the Company’s registration as a category “A” securities issuer, pursuant to CVM Resolution 80, of March 29, 2022. The Company’s shares and ADRs were admitted for trading, respectively, on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. (currently known as B3 S.A. – Brasil, Bolsa, Balcão) Exchange and on the New York Stock Exchange, on November 11, 2013.

Through the Material Fact published on December 3, 2013, the proposed mergers into the Company, of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A. was disclosed. The mergers aimed at simplifying the group’s corporate structure and at reducing operating costs, so that the Company would continue to engage in the production and trade of beer, concentrates, soft drinks and other beverages, directly, and no longer only through its wholly-owned subsidiaries, as applicable.

On January 2, 2014, the extraordinary general meetings of the Company, of Companhia de Bebidas das Américas - Ambev and of Ambev Brasil Bebidas S.A. were held, through which the above-mentioned mergers were approved. As a result of the mergers, the Company received, for their respective book values, all of the assets, rights, and obligations of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A., which were extinguished, had their shares canceled, and were then succeeded by the Company, under the law.

The merger of Companhia de Bebidas das Américas - Ambev was completed without an increase or decrease in the Company’s equity or capital, since Companhia de Bebidas das Américas - Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., in turn, resulted in an increase in the Company’s capital in an amount equivalent to the portion of the equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brazil, i.e., R$156,566.05, with the Company’s capital going on to be R$57,000,946,244.65, considering the capital increases approved and homologated by the Board of Directors at meetings held on October 17, 2013 and December 19, 2013, pursuant to Article 8 of the Company’s Bylaws and Article 168 of act 6404/76, due to the exercise of share purchase options by the beneficiaries of the Company’s Stock Option Plan.

During 2015, the Company, through its subsidiaries, acquired companies such as Wals, Colorado and Mill Street Brewery. Together with Whirpool S.A., it started the creation of a joint venture, called B.Blend, being the first all-in-one capsule beverage platform in the world.

In 2016, Ambev S.A., through its subsidiaries, acquired the company Sucos do Bem, which has a portfolio of juices, teas and cereal bars, as well as companies from the Mark Anthony group in Canada, which have a range of beer and cider products.

In September 2017, the Company entered into an agreement with ABI, pursuant to which its subsidiary Cervecería y Maltería Quilmes S.A. (“Quilmes”) agreed to transfer to Compañia Cervecerías Unidas S.A. (“CCU”), certain Argentinean brands (Norte, Iguana and Baltica) and related business assets, as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI licensed to Quilmes in perpetuity the right to produce and commercialize the Budweiser brand, among other ABI brands, in Argentina upon ABI's recovery of the distribution rights to such brands from CCU.

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In December 2017, E. León Jimenes, S.A. (“ELJ”), the other shareholder, together with the Company, in Tenedora CND, S.A. (“Tenedora”), a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A., partially exercised its put option in connection with shares representing 30% of Tenedora’s capital stock, in accordance with Tenedora’s shareholders’ agreement. As a result of the partial exercise of such put option, the Company became the owner of approximately 85% of Tenedora and ELJ remained with 15%. On July 2, 2020, the Company and ELJ, as shareholders of Tenedora, signed the second amendment to Tenedora’s Shareholders Agreement, extending their partnership in the country and postponing the terms of the put and call options defined in the original agreement. ELJ is currently the owner of 15% of Tenedora’s shares and its put option is divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. As of December 31, 2022, these options had not been exercised.

On January 22, 2020, the Company’s subsidiary Labatt has acquired Goodridge & Williams, distillery known for producing spirits and canned cocktails. The acquisition includes the craft distiller’s ready-to-drink spirit brands along with an innovative range of sugar-free, low calorie NÜTRL products as the Company looks to further expand its ready-to-drink spirit offerings for consumption in the Canadian market.

On February 18, 2020, Quilmes has acquired Dante Robino, an Argentine winery located in Mendoza, with almost 100 years of history. The acquisition puts itself as an opportunity to complement the beer portfolio and learn about a new segment that has grown consistently in Argentina over the years and has a significant market share in the country.

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands on PepsiCo’s portfolio in Bolivia, was amended on June 1st, 2020, extending the agreement for more 10 years and reflecting certain changes in the commercial agreement between the parties.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

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1.2 - Briefly describe the main activities developed by the issuer and its subsidiaries

Overview

Ambev is the largest brewer in Latin America in terms of sales volume and one of the world’s largest brewers, according to Company estimates. The Company and its subsidiaries undertake, mainly, beer, soft drink and other alcoholic and non-alcoholic beverages production, marketing, and distribution activities.

Ambev is the successor of Brahma and Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and, in 1904, Villiger & Cia. changed its name to Companhia Cervejaria Brahma. However, the legal entity that has become Ambev S.A., the current NYSE and B3 listed company, was incorporated on July 8, 2005 as a non-reporting Brazilian corporation under the Brazilian Corporation Law and is the successor of Companhia de Bebidas das Américas – Ambev (“Old Ambev”). Until the stock swap merger of Old Ambev by Ambev S.A., approved in July 2013, Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.

In the mid-1990s, Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including the South America, Central America and the Caribbean.

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi products throughout Brazil, and since then we have been distributing these products throughout that country. In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay and the Dominican Republic.

In the early 2000s, we acquired a 40.5% interest in Quinsa and the joint control of that entity, which we shared temporarily with Beverages Associates Corp. (“BAC”), the former sole controlling shareholder of Quinsa. This transaction provided us with a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, and also set forth the terms for the future acquisition of Quinsa’s full control from BAC. In April 2006, we increased our equity interest in Quinsa to 91% of its total share capital, after which we started to fully consolidate Quinsa upon the closing of that transaction in August 2006.

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt one of the leading brewers in Canada, into us. At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V. After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev SA/NV) and became our majority shareholder through subsidiaries and holding companies.

The Company and its subsidiaries have a large geographic diversification, with operations, on the date of this Reference Form, in 18 countries in the Americas, and, according to Company estimates, it is a market leader in Brazil, Argentina, Canada, Paraguay, Uruguay, Bolivia, the Dominican Republic, Barbados and Panama.

The Company conducts its operations through four zones identified as reportable segments, as described below:

•       Brazil, two business subunits: (i) beer (“Beer Brazil”) and (ii) non-alcoholic beverages (“NAB”);

•       Central America and the Caribbean (or “CAC”), which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and Panama;

•       Latin America South or (“LAS”), which includes our operations in Argentina, Bolivia, Paraguay, Uruguay

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and Chile; and

•       Canada, represented by the operations of Labatt, which includes the production and trade of beer in Canada, a portfolio of brands of mixed drinks and ciders, and a few exports to the North American market.

The following map illustrates the main locations where the Company’s business units operate:

Main Financial and Operational Indicators (in millions of reais, except percentages)	Fiscal year ended on December 31,
	2022	2021
Financial Information
Net Revenue	79,708.8	72,854.3
Net income for the year	14,891.2	13,122.6
Adjusted EBITDA	23,770.9	22,869.7
Adjusted Operating Income	17,831.2	17,473.0
Shareholders’ equity	83,327.8	84,017.6
Loans and Financing – Current	982.6	847.1
Loans and Financing – Non-Current	2,788.1	2,253.5

Our Strategies

We aim to create value for our stockholders and communities where we operate. The main components of our business strategy are:

•        our people and culture;

•        our strategic pillars;

•        quality of our products;

•        sustainability;

•        permanent cost efficiency; and

•        financial discipline.

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Our People and Culture

We believe we have the ability to develop high-performance teams, driven by a work environment that we estimate to be diverse, inclusive and healthy, committed to leading changes and transforming our businesses, aiming at the long-term success of the Company. We carefully manage the hiring and training process, with the purpose of developing skills and matching great people with their roles, in order for us to increase the career perspective for the future. In addition, we believe that, through the compensation program, based both on the payment of variable compensation and on the acquisition of shares (stock options), we create financial incentives for high-performance results. Another element that we believe to be important in our culture is our managerial skills, characterized by: (1) an intense spirit of work that does not take shortcuts; (2) evaluations focused on long-term vision, collaboration and active listening; (3) incentive for our leaders to act like owners; (4) shareable practices to create better solutions through simplicity; and (5) incentives to grow together with our customers and our community.

Strategic Pillars

We focus our efforts behind the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

•       Brands for each and everyone: building brands that are loved by our clients and consumers. We want our brands to be intimate and connected with our consumers, participating in the best moments of their lives.

•       Thirst to lead the future: expanding our brands and assortment, going beyond the beer category and including expansion into categories, such as RTDs, canned cocktails and seltzers.

•       A toast to our clients’ success: fostering our customer’s success. Improving service level and leveraging technology use to solve customer pain points that allow them to grow together with us.

•       Experiences that come to you: keeping the consumer at the center of our decision-making process. Through innovation and technology, we want to connect with them and bring the best experiences and convenience to our consumers.

•       Together for a better world: generating a positive impact in the world and growing together with our ecosystem, which goes from our farmers to our consumers.

Quality of our Products

We brew a wide variety of beers, including ales, lagers, clear, dark and full-bodied beers, amongst others, offering consumers a unique portfolio of high-quality beers designed to satisfy different needs and tastes across different occasions. We also produce several non-alcoholic products, such as soft drinks, energy drinks and juices. The quality of our products is at the forefront of our priorities. We have strict processes, with more than 1,300 controls and more than 370 tests across our production lines, as we aim to provide to our consumers products matching the highest possible standards. Our R&D team is also constantly working to enhance our production process and the quality of our products.

Sustainability

Since the creation of Ambev, sustainability, based on a multi-stakeholders and strategic vision for the creation of long-term value aligned with a positive and transformative socio-environmental impact, has been part of our business strategy. In the last few decades, we have set ambitious sustainability commitment cycles, which have been 100% achieved.

Our current ambitions for 2025, which were announced in 2018, involve more than our direct operation and seek to reach our ecosystem, in addition to having been defined based on our materiality and the 17 Sustainable Development Goals (SDGs) of the UN, as the breakdown available in item 1.9.(e) and (f) of this Reference Form.

The Company’s main ESG aspects were established in accordance with a materiality matrix, which includes the topics already presented in item 1.9(e) of this Reference Form.

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Throughout 2022, we maintained our important commitment to our sustainability ambitions, focused on water stewardship, climate action and energy, circular economy of our packaging, sustainable agriculture and entrepreneurship, while also maintaining our dedication to promote responsible consumption of our products.

Water

In Brazil, Projeto Bacias e Florestas works in the restoration and preservation of soils and forests in priority areas to recharge springs and preserve water quality in hydrographic basins. Together with communities, civil society organizations, government entities and research institutions, a broad diagnosis of each basin is carried out and a joint plan for the preservation and restoration of the hydrographic basin is developed with a medium-term vision, aligned with long-term challenges. In addition to the ecological preservation and restoration practices, the program works on rural sanitation and supports technical training for sustainable production, environmental education for communities and nature-based solutions. The project has a partnership with World Wide Fund for Nature (WWF-Brazil) and The Nature Conservancy Brazil (TNC). This project results not only in the preservation of hydrographic basins, but also in their recovery, positively impacting society through the involvement of farmers and local communities with conservation practices.

In 11 years, the program supported the preservation of more than 10,000 hectares and the restoration of more than 800 hectares of forests and riparian forests. In the last two years, the program installed 48 rural effluent treatment systems, such as biodigesters, tevaps (evapotranspiration tanks), among others, impacting 52 families in five municipalities in the Jequitibá basin (MG) and in the municipality of Jacareí (SP).

Our investment is made in partnership with global and local entities in order to guarantee the structuring of the program, acquisition of images, data collection, studies and monitoring of local programs. This investment makes it possible to work on local governance so that over time the program is structured and leveraging resources in existing funds to scale actions and guarantee payment for environmental services.

The Company was the main sponsor of the first phase of Coalizão Cidades pela Água (Cities for Water Coalition), which ended in 2020 – a collective initiative led by The Nature Conservancy Brasil (TNC) – and we reaffirmed our ambition with the next phase of the action launched in 2022. The actions in the field surpassed the milestone of 124 thousand hectares preserved, restored and under better soil use practices. There are more than R$ 20 million allocated to Payment for Environmental Services (PSA) – an economic instrument, provided for by law, which offers financial incentives to rural producers who commit to preservation standards, benefiting 3,924 families in the headwater areas of watersheds where interventions take place.

In terms of water consumption, we have reduced our use in more than 50% in the last 20 years, in Brazil and Latin America countries, going from 5.36 liters of water to 2.58 liters for every liter of beer produced.

Circular Packaging

Our ambition on the circular packaging front for 2025 is to reach 100% of our products in returnable packaging or made mostly from recycled materials.

We are constantly looking for innovative ways to extend the useful life of our packaging, increasing its returnability and recycled content rates, to ensure that it is recovered and reused.

•	Our glass factory in Rio de Janeiro currently is one of the largest recyclers of broken glass in Latin America. Almost half of the raw material used comes from shards collected in partnerships with take-back companies and cooperatives, in addition to Ambev’s own breweries, helping in the process of recycling glass and its reuse in the production of new bottles. This project also allows Ambev to reduce its electricity use by 35% during the process. By 2025, the estimate is to operate a new glass factory in Paraná, which will be able to serve brands such as Stella Artois, Beck’s and Spaten.
•	In addition to the efforts aimed at increasing recycled content, we went a step further by recognizing that one of our biggest environmental challenges is plastic waste, and we set the ambition to end plastic pollution from

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our packaging by 2025. By the end of 2022, we had already neutralized more than 50% of the pollution resulting from the plastic used in our packaging, within our ambition for the period.

•	Specifically, for Guaraná Antarctica, in June 2011, we announced our first PET bottle made with 100% recycled content, launched in 2012, and we just reached a milestone: since March 2022, all Guaraná Antarctica PET bottles have 100% recycled content. With this achievement, our bottles are produced with 70% less energy and 20% less water compared to that applied with the use of pure resin.
•	On the Reverse Logistics front, since 2017, Ambev has been investing in the Reciclar platform in Brazil. Carried out in partnership with the National Association of Recyclable Material Collectors (Ancat), the program, which came out of a partnership with Coca-Cola and now has more than 15 associated companies, develops reverse logistics and recycling with the purpose of professionalizing the work of the organizations involved, increasing the volume of waste collected and the average income of collectors. Between 2018 and 2022, it went from 160 cooperatives in 17 states, with 3 thousand collectors, to over 240 cooperatives in 25 states, plus the Federal District, with 5,600 thousand recyclable material collectors supported.
•	The Company also operates the first can plant of a beverage industry in Brazil. The Can Factory, as it is called, is located in Sete Lagoas (MG) and has a production capacity of 2.9 billion aluminum cans per year.

Climate Action and Energy

•	The Company has been working for decades in search of greater efficiency in processes, which has brought years of experience in management and the search for internal innovations and business partners. We are working hard on our Ambition to achieve Net Zero across the value chain by 2040. The operations, agriculture, logistics, packaging and many other teams continue to work to decarbonize our processes and our value chain.
•	In 2018, we announced our ambition, for 2025, to have 100% of purchased electricity coming from renewable sources. In Brazil, Argentina, Uruguay and Paraguay we have already achieved it in 2021 and we continue to expand such operations in other countries. In addition, we also have the ambition to reduce our intensity of emissions by 25%, by 2025. So far, we have managed to achieve a reduction of 17.4% (compared to 2017), 12.4% in Brazil, 31% in LAS, 60.7% in CAC and 9.9% in Canada. In volume of absolute emissions, we achieved a 37% reduction in scopes 1 and 2 compared to 2017, and 17.7% compared to the previous year (2021), while our production as a Company had an increase of 1% compared to 2021 (31% compared to 2017).
•	We were one of the first Brazilian companies to embrace the Science-based Targets Initiative (SBTi) in 2019. In addition, we publicly reported our greenhouse gas inventory in the National Registry of Emissions of the Brazilian GHG Protocol Program. We also made our data visible on the CDP Climate Change platform, the world’s largest public emissions reporting initiative.
•	In relation to renewable electricity, in Brazil, Argentina, Paraguay, Uruguay, Chile, Canada, Panama, El Salvador and Guatemala, we achieved 100% renewable electricity for our breweries. We use a mix of clean sources throughout our operations, including solar and wind sources.

In 2022, we announced 9 more carbon neutral units throughout Brazil, Uruguay and Argentina: Cervejaria (Brewery) Agudos (SP), Cervejaria Macacu (RJ), Aromas (AM), Refrigerantes (Soft Drinks) Curitibana (PR), Cervejaria Minas (MG), Cebrasa (GO), Crown Coroplas (Argentina), Maltaria (Malting Plant) Musa (Uruguay) and Maltaria Cympay (Uruguay). They are added to the first two announced in 2021: Cervejaria Ponta Grossa (PR) and Maltaria Passo Fundo (RS). Regarding engagement with suppliers, we continued with the Program Conectando por um Mundo Melhor (Connecting for a Better World) - a Climate Action, with full training for our value chain, interactive webinars and meetings with climate leaders throughout the year. Our Ambition for Climate Action achieved more than 200 engaged suppliers, which represent more than 70% of the volume of emissions of the Company’s Scope 3.

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Sustainable Agriculture

One of Ambev’s sustainability ambitions is to have 100% of farmers trained, connected and financially empowered by 2025, offering training in financial management, production costs and various contents so that the producers are more efficient in their cultivation, in addition to supporting and assisting the sale of barley to other industries, in case the quality of the product is not adequate for the production of beer:

•	In addition to local initiatives, Ambev is committed to helping boost sustainable transformation in agriculture, improving the livelihoods of local smallholder farmers and strengthening natural ecosystems. As such, we contribute to the development of our chain and guarantee that the supplies are of quality.
•	In Argentina, we consolidated our sustainable agriculture project, benefiting almost 1,000 producers with good agricultural practices. These producers correspond to about 300 thousand hectares of barley, approximately 25% of the cereal cropland in the country, and around 20 thousand hectares of corn. We expanded our regenerative and organic agriculture project in Brazil, Uruguay and Argentina, assisting producers in their transition to a more resilient agriculture.
•	More than 2,300 barley producers supply Ambev’s six malting plants in Latin America, two in Rio Grande do Sul (Maltaria Navegantes, in Porto Alegre, e Maltaria Passo Fundo), two in Uruguay (Cympay, in Paysandu, and MUSA, in Nueva Palmira) and two in Argentina (Maltaria Pampa, in Puan, and Maltaria Tres Arroyos).
•	With the winner of the first group of our acceleration program, Aceleradora 100+ - Manejebem - we expanded our operation. We connected more than 240 farmers, who received around 4,000 technical assistances, on topics such as: soil fertility, crop rotation, agronomic yield, among others. There were more than 50 hours of training in agricultural and financial management.

Entrepreneurship

Our entrepreneurship platform consists of four main pillars: (i) relationship and partnerships, (ii) inclusion and expansion, (iii) innovation, and (iv) development, all supported by governance and technology.

•	Relationship and partnerships: The results of Net Promoter Score (NPS) surveys carried out with our suppliers help us to implement strategies that improve the customer experience with us. As a result, we created Connect in 2018, a website that brings together the most important information and features for our suppliers, such as access to the applicable corporate policies, training, systems, management tools, news and order tracking, and useful links.
•	Inclusion and expansion: Through the Compra Local (Local Shopping) initiative, we help communities around us to develop themselves, including them in our purchasing processes, encouraging the engagement of suppliers that are close to our operations, and we periodically promote regional fairs in order to recruit new micro and small entrepreneurs to our network, thus expanding our operations. In addition, the racial equity ambition, which provides for the hiring of 200 new suppliers led by black people in 2021, was exceeded by more than 100%. In 2022, we made a commitment to double the amount spent on these suppliers in 2021, which was approximately R$ 50 million, a commitment that was also successfully achieved, exceeding the planned amount by approximately 24%. We count on external partners to help us on this journey, especially Integrare and Diversidade.io.

•	Innovation: An important component that allows us to grow and bring our business partners together, innovation helps us find products and services that improve our relationship with our audiences and the planet. But we don’t do it alone, there are many startups that create enabling tools for us to follow this path. An example of this co-creation of new businesses is Aceleradora 100+, our acceleration program, developed to find innovative solutions for today’s main socio-environmental challenges and also help us to achieve our challenges against the ambitions for 2025. In 2022, we organized the fourth group of the program and the Company remained as a co-organizing partner of the program Plataforma Parceiros pela Amazônia, with an additional purpose of seeking startups focused on preserving the Amazonian biodiversity, and four new

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partners joined the program, Pepsico, Valgroup, Ball Corporation and Machado Meyer Advogados. So far, more than R$ 20 million have already been invested in generating business with Aceleradora’s startups.

Responsible Consumption

We want every experience with our products to be positive. It is our responsibility to promote the proper consumption of our products aiming the consumer safety. We believe that moderation is an important component for moments of celebration to be memorable, without losing balance.

Therefore, we invest in the promotion of actions and campaigns aimed at reducing the harmful use of alcoholic beverages. In this aspect, our work is guided by two major topics: empowering consumers and generating behavior change through social rules.

•	In 2020, we launched a commitment to impact 2.5 million consumers for more moderate consumption by 2022, in line with Brazil’s ambition of reducing harmful consumption by 10% by 2025, provided that, in 2022, we reached 3.8 million of people impacted, with various actions with weights proportional to their impact, among them: use of online self-knowledge tools, insertion of practical tips on moderation in the secondary pack, online training course for responsible selling at points of sale via BEES platform, mentioned below, awareness campaigns, among other direct-to-consumer initiatives.
•	In Argentina, the Responsible Consumption Week promoted the Movimento ZERO (Zero Movement), which aims to promote awareness of the consumption of alcoholic beverages and generate a change of habit in the communities, through online campaigns and in public spaces in Buenos Aires.
•	In Uruguay, our responsible consumption actions were aimed at minors. Throughout the year, we work together with DESEM, a civil society organization engaged in education of minors, with the purpose of providing information to delay the age of onset of alcohol consumption. We reach more than 60 institutions and more than a thousand children between 14 and 17-yo with these workshops.

In addition to the responsible consumption actions, we lead movements that aim to reduce traffic accidents through management and road traffic safety, such as Movimento Nacional de Segurança Viária (National Road Safety Action), created in 2018. In 2021, the program provided its first national statistics platform specialized in traffic accident data – RENAEST, in cooperation with the Ministry of Infrastructure.

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and our cash flow generation. Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

Zé Delivery, TaDa and BEES

In order to increase convenience to our consumers, we seek to develop solutions to deliver on demand cold beverages at reasonable prices directly to consumers. We believe that our solutions solved several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, our direct-to-consumer platform, Zé Delivery, continued to grow in 2022, being now present in more than 380 cities across all 27 Brazilian states and reaching more than 55% of the country’s entire population. Zé Delivery delivered more than 62 million orders in 2022, having almost 5 million monthly active users on December 31, 2022.
•	In LAS, Ta Da, in Argentina, result of the incorporation of the App Bar by the Direct-to-Consumer platforms called Siempre en Casa and Craft Society, continued to grow in 2022. The platform is present in 13 cities, with the number of orders growing 15% compared to 2021 and monthly active users increasing 14% year over year. In Paraguay, Ta Da is present in 24 cities, with the number of orders and monthly active users tripling compared to 2021.

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•	In CAC, Ta Da, in Dominican Republic, continued to expand in 2022, with the number of orders growing 98% compared to 2021 and monthly active users more than doubling year over year.

Our B2B marketplace and route-to-market platform, BEES, centralizes different solutions on a single platform 24/7 (24 hours a day, 7 days a week)., creating a constant and personalized point of contact with our customers and improving our level of service by: (i) providing product suggestions based on customer profile and product relevance, (ii) providing improvements in order tracking and real-time support through the app, (iii) allowing our business representatives to focus on helping customers improve their sales performance (sell out), and (iv) increasing total interaction time with our customers, directly collaborating with our innovation strategy and greater portfolio complexity. In the BEES marketplace, our customers can also purchase non-Ambev products from different categories, enjoying the convenience provided by our platform.

In Brazil, we continued to implement BEES and, currently, more than 88% of our active customers are purchasing through the platform. As part of our digital strategy plan, almost 75% of our customers currently purchase exclusively through BEES. The platform helped us achieve an all-time high number of customers, adding more than 200 thousand new customers to our customer base in 2022. In the BEES marketplace, we currently offer over 550 Stock Keeping Units (“SKUs”) in different categories, such as food products, non-alcoholic beverages and spirits. The number of customers purchasing on the marketplace corresponded to 74% of BEES customers on December 31, 2022. In LAS, our digital transformation journey is also evolving with the implementation of BEES. In Argentina, more than 65% of B2B customers are purchasing through BEES and more than 75% of the country’s net revenue comes from the platform. The number of customers purchasing on the marketplace corresponded to more than 40% of BEES customers on December 31, 2022. In Paraguay, 80% of direct and indirect B2B sales are made through BEES, with fully digital purchasers representing 89% of total number of customers. In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of full digital operation, with 99% of B2B customers already making purchases through the platform, and more than 90% of the country’s net revenue already coming from BEES. We are also exploring the BEES marketplace in the country, offering 13 different categories and 130 SKUs to our customers. In Panama, we also continued implementing BEES, which reached more than 90% of the country’s net revenue coming from the platform.

COVID-19 impacts on our activities

The impact of the pandemic on our operations and the restrictions imposed by national governments in response, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed mainly of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In each case, the more severe the restrictions on the marketing and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were the most affected countries, especially in fiscal year 2021. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company’s total volume.

In early 2022, our operations, mainly in Brazil, were impacted by the wave of the Omicron variant of COVID-19, which, combined with factors such as unfavorable weather, negatively impacted our sales. From the second quarter on, with the progress of the vaccination programs and the greater control over the advance of the COVID-19 pandemic, there was a relaxation of the restrictions in the regions in which we operate, favoring the recovery of the on-trade channel, despite the uncertainty about how the consumption recovery will evolve in each of these territories.

In Brazil, the consistent implementation of the Company’s strategy combined with the context of relaxed restrictions and the return of occasions for out-of-home consumption generated a positive volume trend, with growth in both volume and net revenue compared to the same 2021 period. As of the disclosure of financial information for the 1st quarter of 2023, the Company no longer includes the impacts of COVID-19 in its explanatory notes, considering the slowdown of the effects of COVID-19 on the Company’s activities. Additionally, the World Health Organization declared, on May 5, 2023, the end of the COVID-19 global emergency. In the event that circumstances related to the COVID-19 pandemic evolve again, government

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authorities may implement emergency measures to mitigate the spread of the disease. The pandemic and corresponding mitigation measures may have an adverse impact on global economic conditions, as well as the Company’s business. The extent of the pandemic COVID-19 impact on the Company’s business will depend on future developments, such as the duration of further outbreaks, any possible trade shutdowns and restrictions, and the effectiveness of actions taken in the regions where we operate and in other countries to contain and treat the disease. As such events are highly uncertain, the Company cannot determine their financial impact at this moment. Any adverse impacts could result in a material adverse effect on our business, liquidity, financial condition and results of operations. However, we continue to manage our cash and capital resources with discipline and management concludes that there is no doubt about the Company’s ability to continue its operations.

For more information on the impacts of COVID-19 pandemic on the Company’s business, results of operations and financial condition, see the risk factor “The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow”, included in items 4.1 and 2.11 of this Reference Form, and the analysis of the Company's income statements for the fiscal year ended on December 31, 2022, in relation to the fiscal year ended on December 31, 2021, included in item 2.1(h) of this Reference Form.

Our Weaknesses, Obstacles and Threats

The weaknesses, obstacles and threats to us, our business and financial condition are related to the realization of one or more adverse scenarios contemplated in our risk factors, occurring together. For more information, see the items “4.1 Risk Factors” and “4.3 Market Risks” of this Reference Form.

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1.3 - Regarding each operating segment that has been disclosed in the last financial statements for the fiscal year ended or, when applicable, in the consolidated financial statements, indicate the following information

(a) Goods and services sold

The Company’s activities are carried out through four operating segments, as disclosed in its financial statements: Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada. In the last fiscal year, the Company’s revenues were the outcome mainly of operations involving the production and marketing of beer, soft drinks and other non-carbonated drinks, malt and byproducts.

(b) Income from the segment and its share in the Company’s net income

The table below features a few highlights of the financial information per business segment for the year ended as of December 31, 2022:

Net revenue from sales
	Fiscal year ended December 31, 2022	% Contrib.	% Variation
Brazil	42,635.7	48.8%	19.8%
Beer Brazil(1)	35,857.8	41.9%	17.4%
NAB Brazil(2)	6,777.9	6.9%	34.2%
CAC(3)	9,440.1	13.7%	(5.1%)
Latin America South	17,371.2	22.7%	4.8%
Canada	10,261.7	14.8%	(4.5%)
Ambev Consolidated	79,708.8	100.0%	9.4%

(1)   Company’s beer and “future beverages” operation in Brazil.

(2)   Non-alcoholic beverages.

(3)   Beer and soft drinks operation in Central America and the Caribbean.

(c) Profit or loss resulting from the sector and its share in the Company’s net income

Net income
	Fiscal year ended December 31, 2022	% Contrib.	% Variation
Brazil	10,342.8	69.5%	19.2%
Beer Brazil(1)	9,071.4	60.9%	16.7%
NAB Brazil(2)	1,271.4	8.5%	40.5%
CAC(3)	1,689.4	11.3%	(2.3%)
Latin America South	1,922.8	12.9%	62.0%
Canada	936.2	6.3%	(38.7%)
Ambev Consolidated	14,891.2	100.0%	13.5%

(1)   Company’s beer and “future beverages” operation in Brazil.

(2)   Non-alcoholic beverages.

(3)   Beer and soft drinks operation in Central America and the Caribbean.

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1.4 - Regarding the products and services that correspond to the operating segments disclosed in item 1.3, describe:

(a) Characteristics of the Production Process

Beer

The basic manufacturing process for most beers is linear, involving, however, significant knowledge in quality and cost control. The most important stages are mash and fermentation, followed by aging, filtering, and packaging. Although the malted barley (malt) is the main ingredient, other grains, such as unmalted barley, maize, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and to the type of beer.

The first step in the mashing process is the production of the mash, blending the malt with hot water and gradually heating it to about 75°C in mixing tanks to dissolve the starch and transform it into a mixture called “mash,” comprising maltose and other sugars. The grains used are filtered and the liquid, now called “wort,” is boiled. At this point, hops are added, giving the beer its special bitter taste and flavor and helping to preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and to extract the flavor from the hops. The product is then cooled using a heat exchanger. The hopped wort is saturated with air and oxygen, essential for the creation of yeast at the next stage.

Yeast is a microorganism that consumes the sugars contained in the mash, generating alcohol and CO2. This fermentation process takes 5 to 11 days to be completed, after which the wort is finally transformed into beer. Different types of beer are produced using different yeast filtering processes and wort compositions. In some varieties of yeast, the cells reach the top at the end of the fermentation process. Alcoholic beverages and wheat beers are made this way. Pilsen beers are produced using yeast cells that settle to the bottom.

During the maturation process, the liquid is cleared by the precipitation of yeast and other particles. Additional filtering clears beer further. Maturation varies according to the type of beer and may take up to three weeks to be completed. After this period, the beer is ready for bottling in kegs, cans, or bottles.

Soft drinks

Soft drinks are made by mixing water, flavored concentrate, and sugar or sweetener. Water is processed to eliminate the mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, artificial and concentrated sweeteners. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, distributing the product to consumers requires packaging such as PET or glass bottles, aluminum cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need to own unique equipment or technologies to carry it out.

Non-Alcoholic and Non-Carbonated Beverages

The non-alcoholic and non-carbonated beverage production process begins with the dissolution of the sugar at the amounts described in the preparation formulation, and of simple syrup in fresh, dechlorinated water in stainless steel tanks, with homogenization. The syrup is heated and transferred, via piping, to the plate filter and then cooled by a plate exchanger. Bottling begins with the dissolution, in the product preparation tank, of the citric acid and mineral salts previously dissolved in dechlorinated water. Flavoring is then added at the amount provided for in the formulation. All of these steps take place under homogenization. To ensure the product’s microbiological preservation, it is subjected to flash pasteurization and packaged aseptically to, then, be labeled and boxed. The Company currently uses specific indicators to measure productivity and efficiency, such as: extract loss; carbon dioxide balance; water consumption; infusorial earth consumption, and heat energy consumption. The technology used in the non-alcoholic and non-carbonated beverage manufacturing process is

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common to the market, with no need for unique equipment or technologies to carry it out.

Installed capacity

For illustrative purposes, we report that, in 2022, the Company’s total beer and non-alcoholic beverages production capacity was 240.1 million hectoliters per year. In 2022, the Company’s beer and non-alcoholic beverages production totaled 179.9 million hectoliters.

Maintenance

The Company’s equipment maintenance process is carried out at least annually, always in a reverse cycle to production peaks.

Risks inherent to the process

The risks inherent to the production process and distribution that may lead to activity shutdowns, such as fire, explosions, labor strikes, among others, exist, but the impacts of such occurrences are minimized in the Company’s operations. For example, if there is an unexpected shutdown of a plant, we can transfer production to another plant with no loss to supply in most cases. However, in the period of the greatest use of the capacity due to business seasonality, the Company may experience some loss due to the loss of part of the sales volume, but this will have no significant impact on its results. In addition, all of the Company’s plants and distribution centers hire insurance for the event of accidents.

Productivity indicators

There are several productivity, efficiency and quality indicators in the beverage industry, such as water consumption, energy, extract use, among others. The Company establishes internal goals that approach the results of such indicators. Water consumption per hectoliter of beverage in Brazil, for example, was reduced by 28.00% over the last 10 years. Regarding the factory productivity efficiency, there was a 2.9% increase compared to the previous year in Brazil. The improvement in the performance indicators in 2022 was mainly due to the use of new technologies, together with the Company’s management system, standardizing learning and replicating good practices.

(b) Characteristics of the distribution process

i.       Brazil

Beer distribution is an important feature in this market, since the retail channel is fragmented into approximately one million points of sale. The Company’s distribution is structured in two separate ways, namely: (i) network of exclusive third-party distributors, involving 146 operations; and (ii) the owned direct distribution system, involving more than 106 distribution centers across most Brazilian regions and using outsourced logistics without their own fleet of trucks. The owned direct distribution centers, as well as the factories, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers.

The soft drink and non-alcoholic and non-carbonated beverage segment products are sold through the same distribution system used for beer, as described above.

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ii.       Central America and the Caribbean

The distribution system on the Central America and the Caribbean market comprises direct distribution and third-party distributor operations. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. Direct distribution is done through outsourced logistics, with the exception of the Dominican Republic, which has its own truck fleet.

According to our estimates, we currently lead the beer market in Panama. In Panama, the distribution systems covers direct and third party distribution operations. The own direct distribution centers, as well as plants, belong to the Company or to its subsidiaries and count on an own sales team to access several sales channels. The third-party distribution networks do not have corporate relationship with the Company and have their own sales team. In addition, our sales may be performed directly by the Brewery for some larger clients. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed.

In the Central America operations, including Guatemala, El Salvador, Honduras and Nicaragua, beer is sold predominantly in returnable bottles at small retail stores. The Company markets the Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden brands, which are distributed through the distribution system belonging to The Central America Bottling Corporation, (“CBC”), together with the CBC soft drink portfolio. CBC has its own fleet of trucks.

The Company and CBC, the PepsiCo bottler anchor in Central America, agreed to establish a joint venture in which the Company and CBC are each holders of half of the capital of Ambev Central America, whose goal is collaboration in manufacturing, importing, distributing, marketing, and selling of beverages, especially beer, in Guatemala and other Central American countries.

iii.       Latin America South

The Company distributes its products in all countries where it operates in Latin America South (Argentina, Bolivia, Chile, Paraguay and Uruguay) through direct distribution and also outsourced distributors. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company and have their own sales teams to access the points of sale, which are determined for each distributor and direct distribution, according to their geographical location. In addition, the sale can be made directly from the factory to a few larger customers.

iv.       Canada

The Company’s distribution system in Canada is structured in different ways across the country, varying according to the specific characteristics of each region. Logistics is organized based partly on outsourced and partly on owned trucks.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we have, in partnership with other breweries, a retail and distribution company established in 1927 named Brewers Retail Inc., operating as The Beer Store, or TBS. In 2015, we completed a new Master Framework Agreement, or MFA, with the government of Ontario that specifies, contractually, TBS’ functions as a beer retailer and distributor.

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According to the MFA, TBS continues to be the main retailer for packages larger than those with six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores belonging to the government of Ontario, continues to sell beer. Most LCBO stores are restricted to selling packages containing six or fewer bottles or cans of beer. According to the MFA, up to 450 grocery stores will also hold a license to sell beer in packages of six or fewer bottles or cans of beer. The MFA entered in force on January 1, 2016 and with an initial term of 10 years, subject to renewal for successive periods of five years, except in case of termination of the agreement, after the initial term, as provided for in the MFA.

The ownership of TBS is available to all qualified breweries based in Ontario. The Board of Directors of TBS, consisting of 15 members, has the following composition: four directors appointed by Labatt; four directors appointed by Molson; four independent directors who were initially appointed by a committee represented jointly by the Province of Ontario, Labatt and Molson, and are currently appointed by a majority vote of the independent acting directors; two directors appointed by shareholder-breweries (excluding Labatt and Molson) that have sales in TBS above 50,000 hectoliters per year; and one director appointed by shareholder-breweries based in Ontario with sales in TBS of less than 50,000 hectoliters per year.

TBS operates as a self-financing corporation in a base of balanced cash flow, according to which the fees are charged based on volume for the services provided to breweries. The nature of TBS’ activities requires compliance with laws and regulations and supervision of the Province of Ontario and its agents, the Alcohol and Gaming Commission of Ontario, or AGCO, and the LCBO. The Liquor Licensing and Control Act and its regulations are administered by the AGCO, which is an Ontario provincial regulatory agency reporting to the Ministry of the Attorney General and affiliated with the Ministry of Finance. The Province of Ontario and its agents, the AGCO and LCBO, oversee all aspects of the beverage alcohol sector.

Distribution in Quebec

Quebec is the Canadian province with the second highest consumption of beer. In this province, there are no exclusive rights for beer sales and sales channels for consumption, both within and outside of the establishments are mostly composed of private stores. SAQ, a liquor store controlled by the government, sells a few select beer brands that are not available in the private retail system.

The Company (and its competitors) sells its products in Quebec through a direct sale and distribution system.

Distribution in the Western Provinces

Molson and Labatt hold stakes in Brewers Distributor Limited, which operates a beer distribution network mainly in the four western provinces of British Columbia, Alberta, Manitoba, and Saskatchewan and three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provinces markets there are both private retail stores (such as Alberta and British Columbia) and government-controlled stores (such as British Columbia, Manitoba, and Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia, and Prince Edward Island) through (1) government-controlled distribution and retail networks in the provinces of Nova Scotia, New Brunswick, and Prince Edward Island; and (2) private distributors in Newfoundland.

(c) Characteristics of the markets of operation, in particular:

(i) Share in each of the markets

(ii) Conditions of competition in the markets

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i.       Brazil

The beer market in Brazil

In Brazil, the two main packaging presentations are (i) standardized, returnable glass bottles, widely available in 300-milliliter and 600-milliliter formats, sold in bars for on-premises consumption, as well as in supermarkets for off-premises consumption, and (ii) 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premises consumption.

According to our estimates, in 2022, we were the market leader in Brazil in terms of beer sale volumes, mainly through our three main families of brands: Skol, Brahma and Antarctica. Our closest competitors are Heineken, especially after its acquisition, in May 2017, of the operations of Brasil Kirin, and Cervejaria Petrópolis.

Distribution represents an important characteristic in this market, as the retail channel is fragmented into approximately one million points of sale. Our distribution is structured under two separate branches, comprising: (1) our network of exclusive third-party distributors, involving 146 operations, and (2) our proprietary direct distribution system, involving 106 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.

Future Beverages

Some of our products extend beyond the typical beer consumption occasions, such as the family of beverages Beats and Mike’s, which are developed for new occasions and consumer groups when beer is not present, Brahma 0.0%, a non-alcoholic beer, which, according to our estimates, is the leader in Brazilian non-alcoholic beer segment, and Budweiser Zero, one of our most recent releases. Our Nutrl portfolio and Mike’s, in Canada, and Dante Robino wines, in Argentina, add to our broad portfolio of Future Beverages, a market that we have analyzed in different regions and countries.

The non-alcoholic beverages (NAB) market in Brazil

The NAB market in Brazil covers various segments, including soft drinks, bottled water, sports and energy drinks, coconut water, powdered and natural juices and iced tea. The soft drink segment is the most significant for our business, representing approximately 94% of the volumes of our NAB unit. According to our estimates, the leading soda flavors in Brazil are (1) cola (with 54.7% of the market in 2022), (2) Guaraná, (3) orange, and (4) lime. Most of the soft drinks in Brazil are sold in supermarkets in non-returnable 1 and 2-liter PET bottles for domestic consumption. The non-returnable 350-ml aluminum can is also an important package for our business, being sold mainly in off-trade channel (such as, for example, supermarkets) and on-trade channel (such as, for example, bars and restaurants).

Our main competitor on this market is The Coca-Cola Company. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” B Brands compete mainly in price, usually being sold at a lower price than our products.

Our main soft drink brands are Guaraná Antarctica a leader in the “different from cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold because of our exclusive production and bottling contracts with PepsiCo. Our NAB portfolio also includes brands such as Gatorade, on the sports drinks market, H2OH!, on the sugar-free soft drink market, and Lipton Ice Tea, on the iced tea market, also sold under license from PepsiCo, and, in the segment of energetic drinks, Fusion, a proprietary brand, and Red Bull, which is sold according to an exclusive distribution agreement. Since 2016, when we acquired the Brazilian juice company “Do Bem”, the brand has been integrated into our portfolio, reinforcing our value proposition in the health and well-being categories. In 2022, Pepsi Black was responsible for increasing our presence in the diet/light/zero segment and we continue to invest in reducing the sugar content in our portfolio, as well as offer different package sizes for specific consumption occasions, such as Fusion’s 500-ml PET bottle for the gaming community.

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ii.       Central America and the Caribbean

The market in Central America

In Guatemala, the main packages are the 12-oz (+- 340-ml) cans and 16-oz (+- 453-ml) cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company owned by local investors. According to our estimates, the total annual sales volume of the beer market in Guatemalan was of 5.6 million hectoliters in 2022.

In El Salvador, Honduras and Nicaragua, currently, we are selling imported brands and our primary packaging is the returnable 1-liter glass bottle. Specifically in Nicaragua, our main competitor, Compañía Cervecera de Nicaragua, is the market leader, a joint venture between Cerveceria Centro Americana, of Guatemala, and Florida Ice & Farm Co., an investor group from Costa Rica.

In all of these markets, beer is predominantly sold in returnable bottles through small retailers. We sell our Brahva, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden beer brands in Central America, which are distributed through the CBC’s distribution system, jointly with the CBC’s soft drink portfolio.

According to our estimates, we are currently the leader in the beer market in Panama. The main packaging is the 285ml bottles and 355ml cans, and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. Our main competitor in Panama’s beer market is Baru. According to our estimates, the total annual sales volume of the beer market in Panama was of 3.7 million hectoliters in 2022. Our operation in Panama also produces and trades soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main distributed brands. In Panama, the annual sales volume of the soft drink market was 1.3 million hectoliters in 2022.

The beer market in the Caribbean

In Cuba, our primary packaging is the 12-oz (+- 340-ml) can. Our main competitor in Cuba is the State Brewery. We also sell Bucanero, Cristal and Mayabe, local Cuban brands. According to our estimates, the total annual sales volume on the Cuban beer market was approximately 1.9 million hectoliters in 2022.

In the Dominican Republic, the annual sales volume on the beer market was 4.7 million hectoliters in 2022, according to our estimates. The main packages on the Dominican beer market are the returnable 650-ml and 1-liter glass bottles, predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic, after our acquisition of CND, with a portfolio of leading brands, such as Presidente, Presidente Light, Brahma Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic comprises primarily direct distribution operations.

In Barbados, the total annual sales volume on the beer market was 0.1 million hectoliters in 2022, according to our estimates. According to our estimates, we are the market leader in terms of sales volume, with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging in Barbados are the 250-ml and 275-ml returnable glass bottles.

The soft drink market in the Caribbean

According to our estimates, the total annual sales volume on the Dominican soft drink market was approximately 4.4 million hectoliters in 2022. The main packaging on the Dominican soft drink market is the returnable half-liter glass or PET bottle, which is predominantly sold in small retail stores. Ajegroup, which adopts a low-price strategy, has the leadership of the Dominican Republic Soft Drink Market, followed by The Coca-Cola Company, represented by Bepensa. According to our estimates, Ambev currently is the third competitor in that market in terms of sales volume.

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Our main soft drink brands in the Dominican Republic are Red Rock, Pepsi Cola and Seven UP, all marketed under an exclusive bottling agreement with PepsiCo. Our distribution system in the Dominican Republic comprises both direct distribution operations and third-party distributors.

iii.       Latin America South

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We are present in more than 300 thousand points of sale throughout Argentina, both directly and through our exclusive third-party distributors.

The beer market in Argentina

According to our estimates, the total annual sales volume on the Argentine beer market was approximately 22.7 million hectoliters in 2022. With a population of approximately 46 million people, Argentina is the largest and most important market for beer in Latin America South.

In Argentina, 37% of our beer volume is distributed directly by us and 63% is distributed by exclusive third-party distributors. Our main package in Argentina is the returnable 1-liter glass bottle, which accounted for approximately 54% of our sales in 2022.

According to our estimates, consumption in bars and restaurants accounted for 7.9% of beer volumes in Argentina in 2022, with sales in supermarkets representing 15.4% of the beer volume. The main consumer channels in volume in Argentina are kiosks and small stores.

Our main beer brands in Argentina are Brahma, Quilmes Clásica and Budweiser. According to Scentia, we are the leading beer producer in Argentina and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The soft drink market in Argentina

According to our estimates, in 2022, the annual sales volume on the Argentine soft drink market was approximately 45.2 million hectoliters. In Argentina, 49% of our soft drink volume is distributed directly by us and 51% is distributed by exclusive third-party distributors. Non-returnable bottles accounted for 80% of our soft drink sales in Argentina, in 2022.

We are the exclusive Pepsi bottlers in Argentina, and our most important soft drink brands in that country are Pepsi-Cola and Seven-Up. According to Scentia, we were the second player in the Argentine soft drink market in 2022, only behind The Coca Cola Company.

The beer market in Bolivia

According to our estimates, the total annual sales volume on the Bolivian beer market was approximately 4.0 million hectoliters in 2022. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory, and tax policies.

In Bolivia, 49% of our beer volume is distributed directly by us and 51% is distributed by exclusive third-party distributors. Our main package in Bolivia is the returnable 620-ml glass bottle, which accounted for approximately 43% of our sales in 2022.

Our most important beer brands in Bolivia are Paceña, Taquiña, and Huari. According to estimates, we are the beer production leader in Bolivia.

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The soft drink market in Bolivia

In March 2009, through Quinsa, we acquired from SAB 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive Pepsi bottler in Bolivia.

According to our estimates, in 2022, the annual sales volume on the Bolivian soft drink market was approximately 10.1 million hectoliters. From our total volume of soft drinks in Bolivia, in that same year, 87% was distributed directly by us and 13% was distributed by exclusive third-party distributors, while all our soft drink sales in that country, in 2022, were made in non-returnable bottles.

The market in Chile

According to our estimates, the total annual sales volume on the Chilean beer market was approximately 11.5 million hectoliters in 2022. Beer consumption in Chile has increased every year since 2009, except in 2017 and 2022. Our most important beer brands in Chile are Corona, Budweiser, Becker, Stella Artois and Cusqueña.

We are the second beer producer in Chile, according to our estimates, and our main competitor and the leader in the country is Compañia Cervecerías Unidas S.A.

In 2015, we became the exclusive distributor of the Corona brand in Chile and, since January 2016, we have also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

The market in Paraguay

According to our estimates, the total annual sales volume on the Paraguayan beer market was 5.0 million hectoliters in 2022, excluding smuggling.

The beer market in Paraguay has traditionally distinguished itself from the Southern Cone countries in some respects, because (1) beer does not face significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has been facing strong competition from imported brands, which account for a far higher market share in Paraguay than in neighboring countries; and (3) our products’ seasonality is lower due to warmer weather throughout the year.

In Paraguay, 67% of our beer volume is distributed directly by us and 33% is distributed by exclusive third-party distributors. Our main package in Paraguay is the 940-ml returnable glass bottle, which accounted for approximately 48% of our sales in 2022.

Our most important beer brands in Paraguay are Brahma, Pilsen, Skol and Ouro Fino, with a leading market position in the country in 2022, according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

The beer market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan beer market was approximately 1.1 million hectoliters in 2022. Our Latin America South business unit conducts its beer and soft drink activities in Uruguay from a facility based in that country.

In Uruguay, 22% of our beer volume is distributed directly by us and 78% is distributed by exclusive third-party distributors. Our main package in Uruguay is the returnable 1-liter glass bottle, which accounted for 50.0% of our sales in 2022.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leading market position in 2022, according to our estimates.

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The soft drink market in Uruguay

According to our estimates, in 2022, the total annual sales volume on the Uruguayan soft drink market was 3.6 million hectoliters.

In Uruguay, 38% of our soft drink volume is distributed directly by us and 62% is distributed by exclusive third-party distributors. Non-returnable bottles accounted for 97.4% of our soft drink sales in that country, in 2022. Our most important brand in Uruguay is Pepsi-Cola, and our main competitor is The Coca-Cola Company.

iv. Canada

Beer market in Canada

Our business segment in Canada is represented by Labatt’s operations, which include the sales of domestic beer brands, and of ABI, a portfolio of mixed beverage and cider brands, as well as the export of the Kokanee beer brand to the United States.

According to our estimates, Labatt is the leader in the Canadian beer market. The main packaging presentations in this country is the 355-ml and 473-ml aluminum cans, sold predominantly in retail stores owned by the private and public sector as well as private establishments for on-site consumption. Our main competitor in Canada is Molson, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light and Michelob Ultra and Busch (manufactured and sold under a license from the ABI subsidiary, Anheuser-Busch, Inc., or Anheuser-Busch), and Corona Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee. Our distribution system in Canada is structured in different ways across the country, as explained in more detail below.

Other Canadian Markets

The ready to drink (RTD) industry in Canada dropped to one digit in 2022, after two years of unprecedented growth. Labatt’s RTD portfolio in Canada includes Nutrl, Bud Light Seltzer, Palm Bay brands and the brand group Mike.

Other factors that influence the behavior of the Company's operating markets

Tax benefits

The Company has state and federal tax incentives included in certain industrial development programs in the form of subsidies, financing, deferral of tax payments or partial reductions in the amount due. These programs aim to promote the increase of job generation, regional decentralization, in addition to complementing and diversifying the industrial matrix. Grace periods, fruition and reductions vary according to the program and are provided for in the tax legislation in force.

Level of competition

The Company’s operating market is not characterized by the presence of a monopoly, with several market participants. The beverage market is marked by the presence of several brands and products, with high cross-elasticity and low consumer loyalty to specific brands, which results in a high degree of rivalry between companies and competition, mainly through prices, but also some level of differentiation in terms of innovation, advertising and quality of the products and services provided.

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Dependence on technology

Our business model is dependent on information technology systems to process, transmit and store large amounts of electronic data. A significant portion of the communication between our people, customers and suppliers depends on information technology. We depend on information technology to be able to operate efficiently and interface with customers, as well as to maintain internal management and controls.

Use of concessions and franchises

The Company has no concessions that are currently relevant to the development of its activities. The Company is a franchiser of the following franchises in the bar and beverage trade segment: Quiosque Chopp Brahma, Chopp Brahma Express, Pit Stop, Central de Bebidas, Choperia N° 1, Bar do Urso and Refúgio Patagônia.

(d) Possible seasonality

For illustrative purposes, we report that beverage sales in the Company’s markets are seasonal. Overall, sales are higher during the summer and major holidays. Therefore, in the Southern Hemisphere (Brazil and Latin America South), the overall sales volume is higher in the fourth quarter due to early summer and year-end festivities. In Canada, the sales volume is higher in the second and third quarters due to the summer season in the region. The table below demonstrates this, showing the Company’s sales volume per quarter and business unit:

	2022 Quarterly Volumes
	(percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2022
Brazil	23.4%	23.4%	24.9%	28.2%	100.0%
Beer Brazil(1)	23.4%	23.3%	25.0%	28.3%	100.0%
NAB Brazil(2)	23.6%	23.5%	24.9%	28.1%	100.0%
CAC(3)	24.5%	25.8%	23.3%	26.4%	100.0%
Latin America South	28.3%	18.2%	24.1%	29.4%	100.0%
Canada	18.7%	28.8%	29.7%	22.8%	100.0%
Ambev Consolidated	24.3%	22.7%	24.9%	28.1%	100.0%
(1)	Company’s beer and future beverages operation in Brazil
(2)	Non-alcoholic beverages
(3)	Beer and soft drink operation in Central America and the Caribbean.

(e) Main inputs and raw materials, informing:

(i)        Description of the relationship with suppliers, including whether they are subject to government control or regulation, with an indication of the agencies and the respective applicable legislation

(ii)        Possible dependence on few suppliers

(iii) Possible volatility in prices

The COVID-19 pandemic had significant changes in consumer behavior and channel dynamics as governments imposed restrictions that varied in terms of scope and intensity in response to the virus spread. As out-of-home consumption occasions increased in 2022, the demand for glass bottle packaging increased significantly, pressuring the supply chain and generating punctual product shortages.

Beer

The main raw materials used in the Company’s manufacturing process are malt, non-malted cereals, hops, and water.

Malt and Barley

Malt is widely available and our malt needs are met by domestic and international suppliers, as well as our own six malting facilities. In the case of our beer operations in Brazil, approximately75% of our malt needs are

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supplied by our own malting facilities located in southern Brazil, Argentina, and Uruguay.

To meet the rest of the malt demand, our main supplier is Cooperativa Agroindustrial Agrária, located in the State of Paraná, Brazil. Malt market prices are volatile and depend on the quality and level of production of the global barley crop, as well as on the intensity of demand.

The barley used in our malting facilities is purchased directly from farmers in South America. Barley prices depend on the local winter harvest markets, the wheat prices on the major world markets and the barley quality during the harvest.

To avoid the impact of short-term volatility in barley and malt prices on our production costs, we have entered into futures contracts or financial instruments.

Hops

There are two types of hops used in beer production: the varieties that give beer its bitter taste, usually imported from the United States, and the hops responsible for the distinctive aroma of beer, usually imported from Europe. A few international suppliers concentrate hops industry, such as the Barth-Haas Group and Hopsteiner.

Unmalted Cereals

Unmalted Cereals are purchased from national suppliers, the most relevant being Ingredion, Cargill Agrícola, Louis Dreyfus Commodities and Arrozeira Pelotas. Corn and rice are cultivated in different regions of Brazil and are generally widely available.

To avoid the impact of short-term volatility in corn price on our production costs, we have entered into financial instruments.

Water

Water represents a small portion of our raw material costs. We supply our need for water from various sources such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our factories and from utilities. We monitor the quality, taste, and composition of the water we use, treating it to remove impurities, and we observe our strict quality standards and regulations. Due to technological advances, we have continuously reduced our water consumption per hectoliter produced.

Non-alcoholic beverages

The main raw materials used in our manufacturing process are concentrate (including guaraná extract), sugar, sweetener, fruit juices, water, and carbon dioxide gas. Most of these materials are procured from local suppliers.

Guaraná Fruit

We have 1,070 hectares of land that supplies us with 5 tons of Guaraná seeds (roasted beans) per year, or about 2% of our needs, and the remainder is currently purchased directly from farmers and their organizations in Maués. The remainder is purchased directly from independent farmers in the Amazon region, as well as in other regions in Brazil where Guaraná is available. Our property’s focus is to provide Guaraná seeds to local farmers and promote sustainable Guaraná in the Amazon region. About 14 thousand seeds are donated each year.

Concentrates

The Company has a concentrate facility in northern Brazil, which produces the concentrates required for it to meet its own Guaraná Antarctica brand production needs, among others. Concentrates for Pepsi soft drink

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products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional procurement entity. We use sugar in soft drinks mainly in Brazil, Argentina, Bolivia, Uruguay and the Caribbean. The Company has derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.

Juices

Orange, lemon, grape, apple and other juices used in our soft drinks and juices are purchased in Brazil. We use lemon and grapefruit juice in soft drinks in Argentina and Uruguay. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, Litoral Citrus and San Miguel.

Others

The Company procures all of the fruit juice, pulp, and concentrates it uses to manufacture its fruit-flavored soft drinks from local suppliers.

Packaging

Packaging costs include the cost of the glass and PET bottles, aluminum cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard, as well as other materials. To mitigate the impact of short-term volatility in aluminum prices and prices of other packaging materials on our production costs, we have entered into derivative instruments. We also have set a fixed price for the period, according to the prevailing macroeconomic conditions for some materials.

In April 2008, we started operating a glass bottle production plant in Rio de Janeiro, which we expanded in November 2015. Such unit has an annual production capacity of approximately 255 thousand tons of glass and, in 2022, such facility met approximately 35% of our glass needs in Brazil.

We have supply agreements for most packaging materials. The choice of packaging materials varies by cost and availability in different regions as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly supplied on a regional basis by global companies, while our glass packages are supplied by several suppliers, both regionally and globally. Also, in September 2020, we opened our can factory in the state of Minas Gerais, which has the capacity to produce 2.5 billion cans a year. Our can factory met approximately 15% of our can needs, in 2022, in Brazil.

We acquired our beer and soft drink labeling mostly from our local suppliers; in Brazil, most of our beer label needs are met by a print shop belonging to FAHZ, which is operated by us under a lease agreement. Plastic closures are purchased mainly regionally and the PET pre-forms are purchased mainly regionally, both from local and global suppliers. The metal caps in Brazil come mainly from our vertical operation in Manaus, Arosuco. Such manufacturers also supply some of our other operations in Latin America.

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1.5 - Identify if there are customers who are responsible for over 10% of the issuer’s total net revenue, informing:

(a) Total amount of revenues from the client

Not applicable, since the Company did not have any customer who accounts for more than 10% of its total net revenue in the fiscal year ended on December 31, 2022.

(b) Operating segments affected by revenues from the customer

Not applicable, since the Company did not have any customer who accounts for more than 10% of its total net revenue in the fiscal year ended on December 31, 2022.

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1.6 - Describe the material effects of state regulations on the issuer’s activities, commenting specifically:

Below is the information on the material effects of state regulation of the Company’s activities.

(a)       Need for government authorizations to perform the activities and history of relationship with the government administration to obtain such authorizations

Several Company operations are subject to regulation and local government supervision, including (i) labor laws; (ii) social security laws; (iii) public health, health surveillance, product regulation, consumer and environmental protection laws; (iv) securities laws, (v) competition defense laws; and (vi) foreign exchange laws. In addition, there are regulations to (a) ensure health and safety conditions in beverage production, bottling, and distribution, and (b) impose restrictions on beer consumption advertising.

Environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the Company’s operating procedures with environmental laws and regulations regarding, among other issues, the emission of gaseous and liquid effluents, use of water resources; and (ii) the environmentally appropriate final disposal of solid waste.

The Company has at its disposal competent and trained professionals with knowledge about the demands and requirements imposed by regulatory agencies and who have allowed it to keep valid the licenses and authorizations necessary for the proper functioning of its operations and a positive history with securing and/or renewing the licenses and authorizations required for its activities.

Health Regulation

In Brazil, within the health regulatory level, the activities performed by the Company’s premises, especially the manufacture, transportation and sale of beverages, are subject to the control, inspection and regulation of Brazilian government authorities.

At the federal level, the main government authorities responsible for controlling, inspecting and regulating beverage-related issues are the Ministry of Agriculture, Livestock and Supply (“MAPA”) and the National Health Surveillance Agency (“ANVISA”).

In general, Brazilian legislation on beverages is divided into two segments: (i) rules referring to wine and grape and wine by-products, as provided for in Law No. 7,678/88 and Decree No. 8,198/2014; and (ii) rules referring to other beverages, as provided for in Law No. 8,918/94 and Decree No. 6,871/09. In addition, the additives and technology aids authorized in each beverage are defined in specific ANVISA legislation, and supplementary rules published by MAPA must be observed.

Additionally, Law No. 6,839/80 provides that the performance of certain activities also requires the registration of the Company’s premises in the relevant Professional Council (e.g., Professional Council of Chemistry and Professional Council of Engineering and Agronomy), together with the presence of a professional legally qualified.

At the state, district and/or municipal level, the local health surveillance departments (“Local VISA”) are responsible for supervising health actions, working together with the federal health control, in a decentralized manner.

Therefore, companies that intend to carry out activities with products subject to health control and inspection (i.e., activities related to beverages) must also adhere to the Local VISA regulations where the premises are located.

The performance of such activities contrary to the applicable health regulations may subject the offender to the

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following penalties: (i) warning; (ii) partial or total interdiction of the premises; (iii) cancellation of regulatory licenses; (iv) seizure, disable, interdiction, suspension of sales, suspension of manufacture and/or cancellation of product’s registration; and/or (v) a fine of up to R$1,500,000.00, provided that the amount determined by the government authority will depend on the seriousness of the infraction and may be doubled in case of recidivism.

Specific Regulation on Privacy and Data Protection

The rules on privacy and data protection in the world have evolved in recent years, in order to establish more objective rules on how personal data can be used by organizations.

In August 2018, with the enactment of Law No. 13,709/18 (Brazilian General Data Protection Law - “LGPD”), practices related to the processing of personal data in Brazil started to be regulated in a general way, through a system of rules on the topic that impacts all sectors of the economy. The LGPD aims to protect the fundamental rights of freedom, privacy and the free development of the personality of natural persons, creating an environment of greater control by individuals over their data and greater responsibilities for organizations that process such personal data, bringing new obligations to be observed. The scope of application of this law covers all activities of processing personal data, including in an online environment, and extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted, provided that: (i) the processing of personal data takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services, or to process data from individuals located in Brazil; or (iii) the data owners are located in Brazil at the time their personal data is collected.

In addition, the LGPD establishes, among other measures, (i) the cases that authorize the processing of personal data (legal bases); (ii) the rights for personal data owners; (iii) the data controller’s duty of transparency; (iv) rules related to information security incidents involving personal data; (v) requirements and obligations related to the transfer and sharing of data, with a special ruling related to the international transfer of data; and (vi) administrative sanctions in case of non-compliance with the law. The LGPD also creates the National Data Protection Authority (“ANPD”), responsible for drawing up guidelines and applying administrative sanctions in case of non-compliance.

As a result of our business activities, we hold large volumes of personal data, including that of employees, distributors, customers and consumers. Therefore, we developed and implemented a privacy governance structure in order to comply with the LGPD and improve some of the existing guidelines. We also implemented security measures to protect databases and prevent cyber-attacks, thereby reducing the risk of exposure to data breaches and information security incidents. In addition, we take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes.

(b)       Main aspects related to compliance with legal and regulatory obligations connected to environmental and social issues by the issuer

General environmental issues

As mentioned above, the environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the operating procedures with environmental laws regarding, among other issues, the emission of gases, release of liquid effluents, use of water resources; and (ii) the disposal and environmentally appropriate final destination of solid waste.

The Company has established a goal policy that monitors the continuous evolution of its eco-efficiency, the Environmental Management System, in order to reduce environmental impacts and ensure business sustainability. Such a system has been in use for more than 20 years and is present at all plants.

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The Company also manages raw material use (such as power and water) in the production process in order to avoid wasting natural resources, reduce the organic load for disposal, and improve productivity.

The monitoring of validity and compliance with technical conditions of licenses and permits is performed from time to time through the management system at the Company’s manufacturing units and distribution centers, in accordance with standardized procedures for obtaining and renewing said documents, according to the legal requirements.

Solid Waste Management

Law No. 12,305/10, which established the National Solid Waste Policy (“PNRS”), contains important instruments to allow facing the main environmental, social and economic problems arising from the improper handling of solid waste. Said law provides for the (i) prevention and reduction of waste generation, with a set of instruments to promote increased recycling and reuse of solid waste, and environmentally appropriate disposal of waste and environmentally appropriate final destination of residues; (ii) establishment of planning instruments; and (iii) imposition that waste generators prepare their Solid Waste Management Plans (PGRS).

The concept of waste management, established herein by federal rule, observes the following order of priority: non-generation, reduction, reuse, recycling, solid waste treatment and environmentally appropriate final destination of residues.

Solid waste, due to its nature, may generate impacts on the atmosphere, soil, groundwater and ecosystem, throughout its life cycle, whether on the premises of the undertaking site or, mainly, on its final disposal site.

Considering that the Company is subject to Federal Law No. 12,305, as well as state and municipal laws that regulate the issue of waste in its operating locations, whenever required by law, the Company adopts, implements and operates the management of its waste in compliance with the PGRS of its units, with the purpose of enabling the separation of recyclable and reusable materials, and properly disposing of hazardous and non-reusable waste.

PGRS is a document that may be part or independent of the environmental licensing process, based on the principles of non-waste generation and minimization of waste generation, which points out and describes the actions related to its management, contemplating aspects regarding generation, separation, packaging, collection, storage, transport, recycling, treatment and final disposal, as well as protection of public health and the environment.

Moreover, the Company constantly seeks to reduce the generation of solid waste in its processes and to promote recovery, reuse, recycling, and composting. In 2022, we kept reusing and correctly disposing more than 99.5% of the byproducts generated by the beverage production process.

Likewise, the Company take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality-control programs for materials, production process and their final products, as well as procedures to correct issues or concerns detected.

Retention of third parties to execute any of the phases of solid waste management, such as environmentally appropriate final disposal, does not exempt the principal from liability for any environmental damage caused by the contractor. The Company may be held jointly and severally liable with these third parties for the recovery and/or indemnification of damages caused to the environment and to third parties, and, in theory, would also be exposed in the administrative and criminal levels, depending on its involvement in the disputed acts. The failure by suppliers and service providers to comply with the environmental rules may also expose the Company to reputational risks.

Therefore, it is essential that there is a joint management of risks inherent to all those involved in the activity development, in order to minimize the risks that may arise due to possible joint and several liability.

Additionally, through shared liability, established by the PNRS, the tasks and costs involved in the different stages of solid waste generation and disposal are spread throughout the chain, to the extent of the liability of each

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of the parties involved. Thus, manufacturers, importers, distributors and traders of products, whose packaging is made of plastic, glass, paper, cardboard, steel or aluminum, are responsible, according to the terms of the PNRS, for structuring reverse logistics systems that provide for the return of products after use by the consumer.

The improper final disposal of solid waste may affect the environment and human health. Improper disposal, as well as accidents resulting from the transport of this waste, may be a factor causing pollution or contamination and lead to the application of penalties in the administrative and criminal levels. According to the National Solid Waste Policy, the administrative sanctions applicable to the improper management of solid, liquid and gaseous waste, whether or not causing actual pollution, include, without limitation, activity embargo and fines of up to R$ 50 million.

Use of Water Resources

The Company uses water resources from three sources: surface water, underground water and third-party water. In Brazil, Federal Law No. 9,433/1997, which established the National Water Resources Policy, provides that the use of water resources is subject to prior granting of right of use by the Government, whether for the capture of a body of water (even from a water well and/or for public consumption) or for the release of liquid effluents into a body of water, for the purpose of dilution, transport or final disposal.

The Company observes the volumes granted by the Government and the release characteristics as defined by the relevant agencies, considering the limitations to not cause significant adverse impacts on water resources. The release of effluents is defined according to the legislation of each State and country in which the Company operates, observing the regulations established by the relevant environmental agency and carrying out continuous monitoring, in addition to monitoring the water quality of the bodies of water where the treated effluents are released.

It should be noted that all grants will be conditioned to the use priorities established in the Water Resources Plans and shall observe the category in which the body of water is classified, preserving its multiple use. In this regard, the water, an increasingly scarce and material resource, should be used rationally and efficiently, taking into account the collective interest.

Climate changes

The Company independently monitors and audits the inventory of greenhouse gas emissions, which includes direct (scopes 1 and 2) and indirect (scope 3) emissions, in addition to also reporting its emissions data in the Carbon Disclosure Program (CDP), the highest category among the inventories submitted to the Program, which aims to provide transparency to greenhouse gas emissions. In 2022, an independent inventory audit was carried out by Instituto Totum and the Company received the Gold Seal of the Brazilian GHG Protocol Program. For more information, see item 1.9 “h” of this Reference Form.

Regarding climate changes, more restrictive environmental regulations may result in the imposition of costs associated with greenhouse gas emissions, through requirements by environmental agencies or other measures of a regulatory nature or court imposition. Due to concern about the risk of climate changes, a number of countries where the Company operates, including Brazil, have adopted or are considering adopting regulations that seek to encourage the reduction of greenhouse gas emissions. The current regulation on greenhouse gases, or even the regulation that may eventually be approved, shall be observed by the Company.

In order to provide more transparency to its actions related to climate changes, the Company adheres to the Task Force on Climate-related Financial Disclosures (TCFD). This task force, established by the Financial Stability Board, recommends the reporting of effective climate information that may support investment, credit and insurance underwriting decisions, indicating financial exposures to climate risks. These recommendations are divided into four pillars: (i) climate governance, (ii) strategy, (iii) risk management, and (iv) metrics and goals. Understanding the risks and opportunities that the topic provides, the Company incorporates these recommendations as an opportunity to accelerate innovation, create shared value for its company and its stakeholders, involve its consumers and current and future talents in the issues that matter to them.

Our analysis evaluates different climate risk scenarios to identify related actions, metrics and goals across multiple time horizons. We assess potential risks and opportunities to our business and reputation that may arise from transitional risks, such as regulatory changes, new technologies, evolution of consumer sentiment and market conditions, as well as acute and chronic physical risks. Therefore, we carried out an analysis of our barley

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supply to assess the possible impacts of climate changes, as well as to identify areas with high production potential, we verified the potential regulatory impact in the countries where we operate, among others. We use a multifaceted approach for our analysis, getting involved with the academy, NGOs, government institutions and industry alliances to understand weather patterns and assess future risks and opportunities.

Social issues

Although the specific regulation on human rights and companies in Brazil is not binding, there is a growing trend towards the proliferation of new normative instruments to provide for obligations to be fulfilled by the companies with regard to the incorporation of respect for human rights throughout the business strategy.

Decree No. 9,571/2018, inspired by the UN Guiding Principles on Business and Human Rights, establishes the National Guidelines on Business and Human Rights for medium and large companies, including multinational companies operating in Brazil. Despite being voluntarily implemented, the Guidelines include the provision of responsibility for companies to respect the human rights of their workforce, customers and communities, as well as the duty to monitor respect for human rights in their production chain, internally disclose international instruments of social responsibility and human rights, implement educational activities on human rights for their employees, prepare and disclose a code of conduct, among others.

In turn, the Resolution of the National Human Rights Council No. 5/2020 offers subsidies for the position to be taken by the companies regarding the treatment of human rights, indicating that the companies are responsible for human rights violations caused directly or indirectly by their activities, which extends throughout their production chains.

The Company has a Human Rights Policy (available at https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/bf8f929e-c40e-cce3-f88e-8f19fa71c7d8?origin=2), in addition to adhering to the Global Responsible Sourcing Policy of Anheuser-Busch InBev, its controlling shareholder (available at https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/57c6d3b2-547c-fedf-7f15-2326098009b2?origin=2), through which it establishes a commitment to comply with local legislation, respect human rights, labor standards, health and safety issues, environmental management and business integrity throughout its internal environment and throughout its global supply chain.

Furthermore, the Company has a Code of Conduct (available at https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/a08e7db8-7120-497e-ab5d-504c65a7914a?origin=2), which formalizes the commitment to responsible, ethical, transparent and mutually respectful act among its professionals.

Other regulations on social and environmental issues

Finally, the Company may suffer indirect impacts arising from the regulation of other sectors, such as the recent regulations promoted by the Brazilian Insurance Agency (SUSEP) and by the Central Bank of Brazil (BCB), which determine that insurers, reinsurers, social security entities and financial institutions shall establish mechanisms, criteria and policies that address the management of socio-environmental risks related to their activities and products, also reaching the contractual relationships of these institutions and, consequently, the Company.

(c)       Dependence on relevant patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of activities

As set forth below, we own numerous trademark registrations and domain names that protect our brands and products, and have filed, and expect to continue to file, trademark and patent applications before the relevant intellectual property authorities in the variety of markets in which we conduct our business, always seeking to protect newly developed brands and products. In addition, it is noteworthy that we put in place all necessary measures to protect our portfolio of property assets, including, but not limited to, trademarks, patents and domain names.

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Trademarks

In Brazil, trademarks are visually noticeable distinctive signals that identify and distinguish products and/or services, not encompassing, therefore, sound, gustatory and/or olfactory signals. Law No. 9,279/1996 (“Industrial Property Law”) provides that ownership of a particular brand can only be acquired through registration granted by the National Institute of Industrial Property (“INPI”), the federal authority responsible for registering trademarks and patents, and other industrial property rights in Brazil.

After the approval of the trademark registration by the INPI, the applicant of the trademark becomes the owner thereof, and the applicant is assured the right of exclusive use, throughout the national territory, for a specific period of ten (10) years, renewable for successive equal periods, upon payment of additional fees to the INPI. During the registration process, the person who applied for the registration of a specific trademark has only an expectation of a property right for the identification of its products or services and the right to ensure the material integrity and/or reputation of the required signal.

The Company owns several registrations and trademark applications, filed with the INPI, in the market segment classes in which it operates, which are relevant to the performance of its activities, such as: “AMBEV”, “Skol”, “Skol Beats”, “Skol Beats Senses”, “Skol Beats Spirit”, “Skol Beats Secret”, “Skol Beats Zodiac”, “Skol Ultra”, “Brahma”, “Brahma Extra”, “Brahma Chopp”, “Cervejaria Brahma Duplo Malte Pilsner Malte Munich Cerveja Puro Malte”, “Brahma Black”, “Antarctica”, “Antarctica Sub Zero”, “Cerveja Antarctica”, “Cerveja Original Pilsen – Antarctica”, “Serramalte”, “Bohemia”, “Caracu”, “Liber”, “Beats GT”, “Skol Beats 150 BPM”, “Isla”, “Guaraná Antarctica”, “Guaraná Antarctica Zero”, “Guaraná Champagne Antarctica”, “Sukita”, “Soda Limonada Antarctica”, “Fusion Energy Drink”, “Cervejaria Colorado Chopp Natural de Ribeirão”, “Cervejaria Colorado”, “Bar do Urso”, “Polar”, “Ama”, “Wälls”, “Bare”, “Berrió do Piauí” , “Cervejaria Ambev Esmera”, “Citrus Antarctica”, “Do Bem”, “Água Tônica de Quinino Antarctica”, “Zé Delivery”, “Empório da Cerveja” and “Sempre em Casa”, “Legítima do Ceará”, “Cervejaria Ambev Cerveja Pilsen com Mandioca Magnífica do Maranhão”, “Antarctica Cristal”, “Beats”, “Somm”, “Cervejaria Colorado Kuyá”, “Cervejaria Colorado Cambuci Orgânica”, “Cervejaria Bohemia Fundada em 1853 Petrópolis Bohemia Puro Malte HK Desde 1853 Petrópolis Bohemia Cerveja Puro Malte”, “Guaraná Antarctica Natu Original do Brasil”.

Patents

The Company has no patents that currently are relevant to the development of its activities.

Domain Name

A domain name is an identification of autonomy, authority or control within the Internet. Domain names follow Domain Name System (“DNS”) rules and procedures, in such a way that any name registered in DNS is a domain name. In Brazil, the person responsible for registering domain names, as well as administering and publishing the DNS for the “.br” domain, and distributing website addresses and maintenance services is Registro.br.

The Company owns numerous domain names registered in Brazil, associated with the brands and products relevant to its activities.

Licenses and Royalties Contracts

Pepsi

The Company has had a long-term agreement with PepsiCo under which the Company holds the exclusive right to bottle, sell, and distribute certain brands in PepsiCo’s soft drink portfolio in Brazil, including PepsiCola, Gatorade, H2OH! and Lipton Ice Tea. According to new terms approved by CADE in December 2018 and in force since January 1, 2019, the referred agreement will remain in effect until December 31, 2027. In addition, the Company is also, through its subsidiaries, PepsiCo’s bottler in Argentina, Uruguay, Bolivia and Dominican

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Republic. In 2022, the sales volumes of PepsiCo products represented approximately 34% of total sales of the NAB segment in Brazil, around 53% of total NAB sales in the Dominican Republic, 96% of the entire volume of the NAB segment in Argentina, and 96% of the sales volume of the NAB segment in Bolivia and 99% in Uruguay.

Red Bull

In addition, in November 2019, the Company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby it now has the exclusive right to sell and distribute certain brands of Red Bull’s portfolio at specific limited points of sale in the on-trade channel in Brazil. The Company has also entered into agreements with Red Bull to distribute its portfolio in some limited channels in Argentina and Dominican Republic.

License Agreements with ABI

Labatt Brewing Company Limited (“Labatt”) entered into long-term licensing agreements with Anheuser-Busch InBev SA/NV (“ABI”), through which Labatt was granted the exclusive right and license to manufacture, package, sell, distribute, and market a few of ABI’s brands, including the “Budweiser” and “Bud Light” brands in Canada, and the right to use ABI trademarks for these purposes. The agreements remain in force until January 2098 and are renewable by either party for a second term of 100 years. In 2022, the products related to ABI brands sold by Labatt accounted for approximately 58% of its total sales volume. Company estimates currently indicate that “Budweiser” is the best-selling brand, while “Bud Light” is the third brand with the most sales in terms of volume in Canada.

The Company has a license agreement with ABI, through which it has exclusive production, distribution, and marketing rights for “Budweiser” in Brazil. The Company has sales and distribution agreements for these brand products “Budweiser” in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

In May 2018, Quilmes, a subsidiary of the Company, entered into a perpetual license agreement with ABI for the distribution of “Budweiser” brand and, pursuant to certain conditions, other ABI’s American brands.

In addition, the Company and ABI have also been parties to a reciprocal licensing agreement, whereby the Company is authorized to manufacture, bottle up, market, and distribute beer under the “Stella Artois” and “Beck’s” brands in Latin America and Canada, exclusively, and ABI is allowed to produce, bottle up, market, and distribute beer under the “Brahma” brands in Europe, Asia, Africa, and the United States, also exclusively. Thus, since 2005, the Company produces “Stella Artois” in Brazil and ABI produces Brahma in the United States, United Kingdom, Spain, Switzerland, Finland and Greece, among others.

The Company has a licensing agreement with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly known as Grupo Modelo S.A.B. de C.V.), an ABI subsidiary, to produce, import, promote, and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico, and Negra Modelo) in Latin America, including Brazil, as well as in Canada.

We also have a licensing agreement with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten in Brazil.

An ABI subsidiary, Metal Container Corp. (AB Package), is one of the Company’s can suppliers.

In November 2021, Ambev and ABI negotiated the general guidelines on royalties and transfer price for setting the percentages of royalties and mark-ups applicable to the manufacture, import, distribution and sale of (a) finished products from ABI and/or its respective subsidiaries by the Company and/or its respective subsidiaries; and (b) finished products from the Company and/or its respective subsidiaries by ABI and/or its respective

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subsidiaries. All metrics, prices and methodologies were established under similar arm’s length, based on a study carried out by a first-tier external accounting firm, duly approved by the Governance Committee and by the Company’s Board of Directors.

(d)       Financial contributions, indicating the respective amounts, made directly or through third parties:

(i) In favor of holders or candidates for political offices

The Company did not make any financial contributions in favor of holders or candidates for political offices.

(ii) In favor of political parties

The Company did not make any financial contributions in favor of political parties.

(iii) To fund the exercise of activity of influence in public policy decisions, particularly in the content of enactments

The Company did not make any financial contributions aiming such purpose.

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1.7 - Regarding the countries from which the issuer obtains material revenues, identify:

(a) Revenue from clients attributed to the issuer’s country of origin and its share in the issuer’s total net revenue

Net revenues from clients attributed to the country where the Company’s headquarters are located totaled R$ 42,635.7 million for the fiscal year ended December 31, 2022, representing 53.5% of its consolidated total net revenue.

(b) Revenue from clients attributed to each foreign country and its share in the issuer’s total net revenue

For the fiscal year ended December 31, 2022, net revenue from the countries that integrate Latin America South (except Brazil) totaled R$ 17,371.2 million, representing 21.8% of the Company’s total net revenue. Net revenues from Canada totaled R$ 10,261.7 million, representing 12.9% of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$ 9,440.1 million, representing 11.8% of the Company’s total net revenue.

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1.8 - Regarding the foreign countries disclosed in item 1.7, describe the material impacts arising from the regulation of these countries on the issuer’s business

Below is the information on the material impacts arising from the foreign regulation on the Company’s business.

Government restrictions on beer consumption on the markets where the Company operates vary from one country to another and, in some cases, from a local region to another. The most relevant restrictions are:

•	The laws of each country or province determine a minimum age for alcohol consumption, established by the government (the age for beer consumption varies between 18 and 21 years), or in some countries, laws impose time limits during which liquor sales are allowed.

•	A few local and federal governments require that retail stores secure special licenses to sell alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada.

•	Some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance of schools, hospitals and other areas, as well as impose certain restrictions regarding the time of sale and consumption of such products in public places and private clubs.

•	In some Canadian provinces, selling beer outside bars and restaurants is only allowed in government-owned points of sale or licensed stores. In Ontario, Canada’s most populous province, the sale of beer outside bars and restaurants is limited to only three channels, according to regulation of The Alcohol and Gaming Commission of Ontario: Liquor Control Board of Ontario, a government-owned company, The Beer Store, a company jointly controlled by Labatt and other 33 breweries, and of eligible licensed stores.

•	Some local governments in Canada set a minimum price for beer sales (referred to as Social Reference Price or SRP). There is a SRP for each package size and the SRP may vary from one province to another.

Many governments also impose restrictions on beer divulging, which may affect, among other things, (i) the media channels used, (ii) the content of advertising campaigns, and (iii) the time and places where beer can be advertised.

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1.9 - Regarding environmental, social and corporate governance (ESG) information, indicate:

(a) If the issuer discloses ESG information in an annual report or other specific document for this purpose

The Company publishes its “Annual and ESG Report”, in which it discloses the integration of its strategy, aligned to ESG aspects (Environmental, Social and Governance), on its World Wide Web website.

(b) The methodology or standard followed in the preparation of this report or document

The Company’s “Annual and ESG Report” follows the updated and internationally recognized guidelines of GRI – Global Reporting Initiative. In addition, the Company considers the “AA 1000SES - Accountability Stakeholder Engagement Standard” standard in the process through which it engages its stakeholders for defining the material issues of the sustainability strategy.

(c) If this report or document is audited or reviewed by an independent entity, identifying such entity, if applicable

The “Annual and ESG Report” for the year 2022 was audited by an independent entity, which is KPMG Assessores Ltda., regarding the compliance with the GRI and AA1000SES standards, indicated in item (b) above.

(d) The page on the World Wide Web where the report or document can be found

The socio-environmental information disclosed by the Company can be found on its website: https://www.ambev.com.br/ESG/.

(e) If the report or document prepared considers the disclosure of a materiality matrix and key ESG performance indicators, and what are the material indicators for the issuer

The “Annual and ESG Report” for the year 2022 disclosed the updated materiality matrix of the Company. The preparation of the materiality matrix considered the analysis of global, sectoral and thematic documents on the various aspects of sustainability and ESG management; opinion survey with the main stakeholders (employees, third parties, suppliers, shareholders, Ambev ecosystem participants, third sector representatives, journalists, influencers and customers); and in-depth interviews with the leadership. The following topics are understood as material: (i) water stewardship; (ii) packaging disposal, reuse and recycling; (iii) values and culture; (iv) user trust and security; (v) ethics, compliance and governance; (vi) energy; (vii) occupational safety and health; (viii) sales, marketing and responsible consumption; (ix) diversity, inclusion and equity; (x) innovation; (xi) climate and biodiversity protection; and (xii) socio-environmental impacts on the supply chain.

Furthermore, the Company adopts material indicators that demonstrate its performance in the evolution of the ESG theme. The table below presents the status, as of December 31, 2022, of key performance indicators related to our 2025 sustainability ambitions:

		BRAZIL	LAS	CAC	CANADA	AMBEV	Ambition 2025	Status 2022
WATER Steward.	Watersheds & Forests (High risk sites in implementation phase as per 7-Step charter1)	100%	75%	-	-	92%	100%	Better
	AMA (Number of people benefitted)	630,000	-	-	-	630,000	1,000,000	Better

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CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	100%	92%	40.6%	100%	97%	100.0%	Better
	GHG Emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	12.4%	31%	60.7%	9.9%	17.4%	25.0%	Better
	GHG Emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	59%	29%	66%	26.8%	48.3%	-	Better
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	49.6%	44.4%	54.7%	38.5%	47.8%	≥ 50.1%	On Track
	Aluminum(% of aluminum used that was recycled)	76.4%	75.9%	64.2%	68.3%	75.2%	≥ 50.1%	Better
	Plastic (PET)(% of plastic used that was recycled)	40.8%	10.5%	18.3%	-	32%	≥ 50.1%	Worse
	Plastic Ambition	54.9%	-	-	-	54.9%	100.0%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers[2]	82%	100%	-	-	89%	100.0%	Better
	Connected producers[3]	87%	100%	-	-	92%	100.0%	Better
	Financially empowered producers[4]	90%	100.0%	-	-	94%	100.0%	Better

(1)    7-Step Charter consists of: (i) engagement; (ii) problem identification/ prioritization; (iii) solutions agreed; (iv) plan implementation; (v) governance; (vi) communication; and (vii) monitoring.

(2)    Producer must have (i) access to varieties of crops approved by Ambev for production, (ii) technical protocol for production, (iii) at least two technical visits during the culture cycle.

(3)    Producer must be registered in SmartBarley platform or another similar platform (e.g., ManejeBem etc.).

(4)    Producer has access to the tools to reduce production risks (e.g., agricultural insurance, specific financing etc.).

(f) If the report or document considers the Sustainable Development Goals (SDGs) established by the United Nations and what are the material SDGs for the issuer’s business

The information regarding ESG aspects covered in the annual reports takes into account the UN Sustainable Development Goals (“SDGs”). Thirteen of the seventeen SDGs are directly or indirectly incorporated into Ambev’s business strategy and operations, being selected from the materiality matrix mentioned in item 1.9.(e) above: SDG 2 – Zero hunger and sustainable agriculture; SDG 3 – Health and well-being; SDG 4 – Quality education; SDG 5 – Gender equality; SDG 6 – Drinking water and sanitation; SDG 7 – Clean and affordable energy; SDG 8 – Decent work and economic growth; SDG 9 – Industry, innovation and infrastructure; SDG 11 – Sustainable cities and communities; SDG 12 – Responsible consumption and production; SDG 13 – Action against global climate change; SDG 15 – Life on Earth; and SDG 17 – Partnerships and means of implementation.

(g)       If the report or document considers the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) or financial disclosure recommendations from other well-known entities that are related to climate issues

The “Annual and ESG Report” for the year 2022 considers the recommendations of the TCFD.

(h)       If the issuer carries out inventories of greenhouse gas emissions, indicating, if applicable, the scope of inventoried emissions and the page on the World Wide Web where additional information can be found

The Company monitors greenhouse gases and adopts an inventory that includes direct (scopes 1 and 2) and indirect (scope 3) emissions, encompassing all its production units, including all breweries and soft drink plants,

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verticalized plants (glass, stopper, labeling, extract and syrup), malting plants and distribution Centers in all countries where it operates.

To support decision-making related to climate issues, the Company prepares an inventory of greenhouse gas emissions in accordance with the principles and guidelines provided by the GHG Protocol Corporate Accounting and Reporting Standard. The assessment methodology considers industry-specific standards – Beverage Industry Sector Guidance for Greenhouse Gas Reporting (BIER, 2013). Other guidelines used to measure emissions are the rules of the environmental footprint category of the product for beer from the European Commission (2016), the product lifecycle accounting and reporting standard of the GHG Protocol (2011) and PAS 2050:2011 (BSI, 2011) for the assessment of GHG emissions from the lifecycle of goods and services.

In 2022, the inventory was audited by Instituto Totum, which confirmed both the system and the reliability of the reported data. Our inventory is available in the Ambev’s ESG Report, in the Public Registry of Emissions on the Brazilian GHG Protocol Program website https://registropublicodeemissoes.fgv.br/. Information related to the GHG emission inventory can also be found in the Company’s Annual and ESG Report available at https:// https://ri.ambev.com.br/.

(i)       Explanation of the issuer on the following conduct, if applicable:

(i)       Failure to disclose ESG information

Not applicable, as the Company discloses ESG information.

(ii)       Failure to adopt a materiality matrix

Not applicable, as the Company adopts and discloses its materiality matrix.

(iii)       Failure to adopt ESG key performance indicators

Not applicable, as the Company adopts ESG key performance indicators.

(iv)       Failure to audit or review disclosed ESG information

Not applicable, as the Company discloses audited ESG information.

(v)       Failure to consider the SDGs or failure to adopt recommendations related to climate issues, issued by the TCFD or other well-known entities, in the disclosed ESG information

Not applicable, as the socio-environmental information addressed in the annual reports takes into account the UN Sustainable Development Goals (SDGs) and the recommendations for climate disclosures issued by the TCFD.

(vi)       Failure to carry out inventories of greenhouse gas emissions

Not applicable, as the Company carries out a GHG emission inventory, encompassing scopes 1, 2 and 3.

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1.10 - Indicate, if the issuer is a government-controlled company:

(a)       Public interest that justified its creation

Not applicable, considering that the Company is not a government-controlled company.

(b)       Issuer performance in compliance with public policies, including universalization goals, indicating:

(i)       Government programs executed in the previous fiscal year, those defined for the current fiscal year and those expected for the next fiscal years, criteria adopted by the issuer to classify this action as being developed to meet the public interest indicated in letter “a”

(ii)       With regard to the aforementioned public policies, the investments made, incurred costs and the origin of the funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions; and

(iii)       Estimate of the impacts of the aforementioned public policies on the issuer’s financial performance or statement that an analysis of the financial impact of the aforementioned public policies was not carried out

Not applicable, considering that the Company is not a government-controlled company.

(c)       Price formation process and rules applicable to the setting of tariffs

Not applicable, considering that the Company is not a government-controlled company.

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1.11 - Indicate the acquisition or disposition of any material assets that does not fall within the normal operation in the issuer’s business

Not applicable, as there was no acquisition or disposition of assets that does not fall within the normal operation of the Company and that has not been mentioned in item 1.12 of this Reference Form in the last fiscal year.

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1.12 – Indicate merger, spin-off, consolidation, stock merger, capital increase or decrease operations involving the issuer and the documents in which more detailed information can be found

There were no merger, spin-off, consolidation, material stock merger or capital decrease operations involving the Company in the last fiscal year.

The Company’s capital increase operations in the last fiscal year are indicated below. More detailed information on such capital increases can be found in the following documents, available on the Company’s investor relations page at ri.ambev.com.br:

(i)	Capital increase by private subscription, of 214,122 common shares, in the total amount of R$ 3,685,039.62, occurred on March 29, 2022: minutes of the meeting of the Company’s Board of Directors held on March 29, 2022; and
(ii)	Capital increase by private subscription, of 5,550,560 common shares, in the total amount of R$ 84,368,512.00, occurred on April 25, 2022: minutes of the meeting of the Company’s Board of Directors held on April 25, 2022.

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1.13 - Indicate the execution, termination or amendment of shareholders’ agreements and the documents in which more detailed information can be found

The Company has a Shareholders’ Agreement filed at its principal place of business, in force since July 2, 2019 (“2019 Shareholders’ Agreement”). The full 2019 Shareholders’ Agreement can be found on the Company’s investor relations page at ri.ambev.com.br.

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1.14 - Indicate significant changes in the issuer’s way of conducting the business

Not applicable, as there were no significant changes in the way the Company’s business is conducted in the last fiscal year.

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1.15 - Identify material agreements entered into by the issuer and its subsidiaries not directly related to its/their operating activities

No material agreement was entered into by the Company or its subsidiaries that was not directly related to its/their operating activities in the last fiscal year.

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1.16 - Provide other information that the issuer deems material

ESG Governance

The Company has a Human Rights Policy, which expresses its commitment to respect human rights in its global operations and in the value chain and are in line with the principles of the United Nations Global Compact.

The Company also adopts the Anheuser-Busch InBev’s (controlling shareholder) Global Responsible Sourcing Policy, which outlines the approach and commitment to respect human rights, labor rules, health and safety issues, environmental management and business integrity throughout the global supply chain.

Finally, the Company also has a Code of Conduct, applicable to all its employees, which shall serve as the basis for all decisions taken by the Company. In this regard, the Code of Conduct sets forth principles that should be rigorously complied with by its employees, such as commitment to a high standard of environmental performance, occupational health and safety, as well as business practices that do not violate human rights and that align with international standards of responsible business conduct.

In 2021, the Company established its ESG Committee, a non-statutory decision-making body to advise the Statutory Executive Board of Officers and not associated to the Board of Directors, with the authority to address material environmental, social and governance topics to the Company.

Also, since 2021, all of the Company’s top leadership began to receive variable compensation also associated to the goals related to material ESG aspects, as detailed above.

For more information on Diversity, Equity and Inclusion, see items 7 and 10 of this Reference Form.

In addition to the foregoing, there is no other material information regarding this item 1.

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2. Comments from the Management

Introduction

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to the fiscal year that ended on December 31, 2022 and 2021. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by the Brazilian Securities Exchange Comission - CVM.

The terms “Vertical Analysis” and “Variation” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

The information under this item 2 of this Reference Form must be read and analyzed together with our consolidated accounting statements, available at our website (ri.ambev.com.br/en/) and at the CVM’s website (cvm.gov.br).

2.1       The Management should comment on:

(a)        General equity and financial conditions

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2022, the Company had, in its current assets, a total of R$ 37,816.7 million, with R$ 15,380.9 million in cash and cash equivalents of the Company. The current liabilities as of December 31, 2022, amounted to R$ 40,540.5 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 0.93x. Its positions of cash net of bank overdrafts and cash net of debt1 were R$ 15,306.6 million and R$ 11,535.9 million, respectively. The indebtedness indicator of net debt/EBITDA2 was (0.48).

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

(in millions of Reais)	12/31/2022	12/31/2021
Total Current Assets	37,816.7	38,627.1
Total Current Liabilities	40,540.5	38,866.4
Net Working Capital Ratio (CA-CL)	(2,723.8)	(239,3)
Net Cash of Bank Overdrafts	15,306.6	18,511.8

1 The cash net of bank overdrafts position is represented by the balances of cash, cash equivalents and financial investments being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

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Cash Net of Debt	11,535.8	15,411.2

	12/31/2022	12/31/2021
Current Liquidity Ratio	0.93	1.0
Indebtedness Indicator (Net Debt / EBITDA)	(0.48)	(0.68)

(b) Capital structure

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	2022		2021
	R$ million	%	R$ million	%
Third-Party Financing(1)	54,630.3	40	54,584.9	39
Equity(2)	83,327.8	60	84,017.6	61

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: as of December 31, 2022 –60% of equity and 40% of third-party financing.

(c) Payment capacity in relation to financial commitments undertaken

(in millions of Reais)	12/31/2022	12/312021
Total debt	3,770.7	3,100.6
Short-term debt	982.6	847.1
Total current assets	37,816.7	38,627.1
Cash and cash equivalents	15,380.9	18,542.3
Current liquidity ratio	0.93x	1.0x
Cash net of debt	11,535.9	15,411.2

Considering the Company’s debt profile, as described in 2.1(f) below (total debt of R$ 3,770,7 million as of December 31, 2022, of which R$ 982.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 37,816.7 million), cash and cash equivalents (R$ 15,380.9 million), current liquidity ratio (0.93x) and cash net of debt (R$ 11,535.9 million), all as of December 31, 2022, indicated in 2.1 (a) above, the Officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the Officers believe that the Company has capacity to do so.

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(d) Sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2014 and, in the opinion of the Company’s Officers, there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

(e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. On December 31, 2022, the Company had a Baa3 risk credit by Moody`s and BBB by S&P.

(f) Levels of indebtedness and characteristics of debts, even describing:

(i) Relevant financing and loan agreements

Please, find below additional information related to the fiscal year that ended on December 31, 2022:

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate for BNDES/FINEP and international loans; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2022, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2022

Debt Instruments	2023	2024	2025	2026	2027	After	Total
BNDES debt
Par Value	35.7	1.2					36.8
TJLP or TR + Average Pay Rate	3.7%	3.7%					3.7%
International Debt
Other Latin-American currencies – fixed rate	98.8	217.5	29.0	26.7	49.3		421.3
Average Pay Rate	10.4%	10.4%	10.4%	10.4%	10.4%		10.4%
US dollar – fixed rate	6.2						6.2
Average Pay Rate	14.0%						14.0%
US dollar – floating rate
Average Pay Rate

49

Canadian dollar – floating rate
Average Pay Rate
Canadian dollar – fixed rate	123.3	117.1	108.7	117.5	44.4		511.0
Average Pay Rate	5.3%	5.3%	5.3%	5.3%	5.3%		5.3%
Debt in Reais - ICMS fixed rate
Par Value	144.4	126.5	132.7	66.5	2.4		472.5
Average Pay Rate	3.7%	3.7%	3.7%	3.7%	3.7%		3.7%
Debt in Reais - fixed rate
Par Value	562.0	537.3	390.5	277.4	418.3		2,185.5
Average Pay Rate	9.5%	9.5%	9.5%	9.5%	9.5%		9.5%
Debt in Reais - floating rate
Par Value
Average Pay Rate
Total indebtedness	982.6	1,013.1	675.6	504.2	532.0	63.3	3,770.7

(ii) Other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations, and guarantee agreements, which are not individually relevant.

(iii) Subordination degree among the debts

In the year ended on December 31, 2022, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral or are unsecured.

(iv) Any restrictions imposed to the issuer, especially concerning the limit of indebtedness, and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing.

(ii) going-concern.

(iii) maintenance, in use or in good condition for the business, of the Company's assets.

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets.

(v) disclosure of accounting statements and balance sheets.

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

The Company did not sign any relevant loan or financing agreement with cross default clause.

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As of December 31, 2022, the Company was in compliance with its material (financial or not) contractual obligations for its loans and financings.

(g) Borrowing limits contracted and percentages utilized

As of December 31, 2022, the Company had loans with BNDES, FINEP and FINAME leasing agreements and loans with private banks in the amount of R$ 3.770,75 billion. Of this total, 100% are being used.

(h) Significant changes to items of the income and cash flow statements

INCOME STATEMENT

Comparative analysis of Operational Results as of December 31, 2022 and December 31, 2021

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume and percentages*)

	2022	Vertical Analysis	2021	Vertical Analysis	Variation 2022/2021
Net revenue	79,708.8	535.3%	72,854.3	555.2%	9.4%
Cost of sales	(40,422.1)	-271.4%	(35,659.7)	-271.7%	13.4%
Gross profit	39,286.7	263.8%	37,194.6	283.4%	5.6%

Distribution expenses	(11,395.3)	-76.5%	(9,932.7)	-75.7%	14.7%
Sales and Marketing expenses	(7,337.4)	-49.3%	(7,035.5)	-53.6%	4.3%
Administrative expenses	(5,236.8)	-35.2%	(4,877.4)	-37.2%	7.4%
Other operational income (expenses)	2,513.9	16.9%	2,124.1	16.2%	18.4%
Costs arising from business combination
Restructuring	(101.8)	-0.7%	(165.4)	-1.3%	(38.5)%
Effect of application of IAS 29 (hyperinflation)	(8.2)	-0.1%	(11.1)	-0.1%	(26.3)%
State Amnesty
COVID-19 Impacts	(16.7)	-0.1%	(134.3)	-1.0%	(87.6)%
Write-Off of Investments	(16.6)	-0.1%
Distribution agreement			(82.0)	-0.6%	(100.0)%
Income from operations	17,687.9	118.8%	17,080.3	130.2%	3.6%

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Finance expenses	(7,892.2)	-53.0%	(5,427.8)	-41.4%	45.4%
Finance income	4,469.1	30.0%	2,222.4	16.9%	101.1%
Net finance result	(3,423.1)	-23.0%	(3,205.4)	-24.4%	6.8%

Share of result of joint ventures	(29.1)	-0.2%	(115.7)	-0.9%	(74.8%)
Income before income tax	14,235.7	95.6%	13,759.2	104.9%	3.5%

Income tax expense	655.6	4.4%	(636.6)	-4.9%	(203.0)%
Net income	14,891.2	100.0%	13,122.6	100.0%	13.5%
Attributed to:
Equity holders of Ambev	14,457.9	97.1%	12,671.0	96.6%	14.1%
Non-controlling interests	433.3	2.9%	451.6	3.4%	(4.0)%

* Discrepancy in the sums of the amounts is due to rounding.

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Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2022 and 2021:

	2022				2021
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	42,635.7	9,440.1	17,371.2	10,261.7	79,708.8	35,586.5	9,947.4	16,571.7	10,748.7	72,854.3
Cost of sales	(22,736.8)	(4,860.8)	(8,553.1)	(4,271.4)	(40,422.1)	(18,309.1)	(4,727.9)	(8,235.7)	(4,386.9)	(35,659.7)
Gross profits	19,898.9	4,579.3	8,818.1	5,990.3	39,286.8	17,277.4	5,219.5	8,336.0	6,361.7	37,194.6
Administrative, sales and marketing expenses	(13,522.0)	(1,999.9)	(4,421.4)	(4,026.1)	(23,969.4)	(11,569.6)	(1,993.7)	(4,385.0)	(3,897.3)	(21,845.6)
Other operational income (expenses)	2,361.4	(52.9)	192.7	12.8	2,513.9	2,096.0	12.4	38.8	(23.1)	2,124.1
Exceptional items	(34.5)	(16.1)	(60.5)	(32.2)	(143.3)	(210.1)	(46.7)	(115.4)	(20.6)	(392.8)
Income from operations	8,703.7	2,510.5	4,528.9	1,944.7	17,687.9	7,593.7	3,191.5	3,874.4	2,420.7	17,080.3

(1) It includes the Company’s direct operations in Central America and the Caribbean: Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and Panama.

(2) It includes the Company’s operations in South Latin America: Argentina, Bolivia, Chile, Paraguay and Uruguay.

Net revenue

For more information about the sales net revenue, see section 2.2(b).

Cost of sales

The total cost of products sold increased 13.4% in the year ended on December 31, 2022, reaching R$ 40,422.1 million, compared to R$ 35,659.7 million in the same period in 2021. As a percentage of the Company’s net revenue, the total cost of products sold increased to 50.7% in 2022, in relation to 48.9% in 2021.

Cost of products sold per hectoliter

	Year ended on December 31
	2022	2021	% Variation
	(in Reais, except for percentages)
Brazil	180.2	153.2	17.6%
Brazil Beer(1)	199.5	169.3	17.8%
NAB(2)	123.6	102.0	21.1%

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CAC	412.4	352.8	16.9%
LAS	224.3	219.6	2.2%
Canada	442.9	442.0	0.2%
Company Consolidated	217.6	197.7	10.1%

(1) It includes beer and “beyond beer” operations of the Company in Brazil.

(2) It includes non-alcoholic beverages operations of the Company in Brazil.

Operations in Brazil

The total cost of products sold of the Company’s Brazilian operations increased 24.2% in the year ended on December 31, 2022, reaching R$ 22,736.8 million in relation to R$ 18,309.1 million in the same period in 2021. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 17.6% in 2022, reaching R$ 180.2/hl in relation to R$ 153.2/hl in 2021.

Beer Operations in Brazil

The cost of products sold in the beer operations in Brazil increased 22.0%, reaching R$ 18,765.3 million in the year ended on December 31, 2022. The cost of products sold, per hectoliter, increased 17.8%, amounting to R$ 199.5/hl, mainly explained by higher commodity prices, driven by agricultural and metal commodities, and general inflation.

Non-Alcoholic Beverages Operations in Brazil (“NAB”)

The cost of products sold in the NAB operations in Brazil increased 35.7%, reaching R$ 3,971.5 million. The cost of products sold per hectoliter increased 21.1% in 2022, amounting to R$ 123.6/hl, mainly as a result of higher input costs given increased commodity prices (especially sugar and PET resin), and general inflation and package mix.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 2.8% in the year ended on December 31, 2022, reaching R$ 4,860.8 million in relation to R$ 4,727.9 million in the same period in 2021. The cost of products sold per hectoliter increased 16.9% in 2022, reaching R$ 412.4/hl in relation to R$ 352.8/hl in 2021, mainly driven by commodity price increases, coupled with general inflation, especially impacting diesel and ocean freight inflation, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Latin America South Operations (“LAS”)

The cost of products sold in LAS operations increased 3.9% in the year ended on December 31, 2022, reaching R$ 8,553.1 million in relation to R$ 8,235.7 million in the same period in 2021. The cost of products sold, per hectoliter, increased 2.2% in 2022, reaching R$ 224.3/hl in relation to R$ 219.6/hl in 2021, mainly due to higher commodity prices and the high overall inflation in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Operations in Canada

The cost of products sold in our operations in Canada decreased 2.6% in the year ended on December 31, 2022, to R$ 4,271.4 million in relation to R$ 4,386.9 million in the same period in 2021, due to higher commodity prices and general inflation, impacting diesel and freight prices, which more than offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period. The cost of products sold, per hectoliter, increased 0.2% in 2022, reaching R$ 442.9/hl in relation to R$ 442.0/hl in 2021.

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Gross profit

The gross profit increased 5.6% in the year ended on December 31, 2022, reaching R$ 39,286.8 million compared to R$ 37,194.6 million in the same period in 2021. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross Profit
	2022			2021
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	19,898.9	50.7%	46.7%	17,277.4	46.5%	48.6%
Brazil Beer	17,092.5	43.5%	47.7%	15,155.1	40.7%	49.6%
NAB	2,806.4	7.1%	41.4%	2,122.3	5.7%	42.0%
CAC	4,579.3	11.7%	48.5%	5,219.5	14.0%	52.5%
LAS	8,818.1	22.4%	50.8%	8,336.0	22.4%	50.3%
Canada	5,990.3	15.2%	58.4%	6,361.7	17.1%	59.2%
Company Consolidated	39,286.8	100.0%	49.3%	37,194.6	100.0%	51.1%

Sales and Marketing, Distribution and Administrative Expenses

The sales and marketing, distribution and administrative expenses of the Company amounted to R$ 23,969.4 million in the year ended on December 31, 2022, compared to R$ 21,845.6 million in the same period in 2021, representing an increase of 9.7% year on year. The analysis of the sales and marketing, distribution and administrative expenses for each of the business units is as follows.

Operations in Brazil

The sales and marketing, distribution and administrative expenses of the Company’s operations in Brazil amounted to R$ 13,522.0 million in the year ended on December 31, 2022, compared to R$ 11,569.6 million in the same period in 2021, representing an increase of 16.9% year on year.

Beer Operations in Brazil

The sales and marketing, distribution and administrative expenses of the beer operations in Brazil amounted to R$ 11,514.2 million in the year ended on December 31, 2022, compared to R$ 9,975.4 million in the same period in 2021, representing an increase of 15.4% year on year, mainly due to higher investments in the Company’s brands and overall inflation over distribution expenses, especially on diesel.

NAB Operations in Brazil

The sales and marketing, distribution and administrative expenses of the NAB operations in Brazil amounted to R$ 2,008.0 million in the year ended on December 31, 2022, compared to R$ 1,594.2 million in the same period in 2021, representing an increase of 26.0% year on year, mainly due to higher investments in the Company’s brands and increased distribution expenses driven by higher volumes and overall inflation.

Operations in CAC

The sales and marketing, distribution and administrative expenses of the Company’s operations in CAC

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amounted to R$ 1,999.9 million in the year ended on December 31, 2022, compared to R$ 1,993.7 million in the same period in 2021, representing an increase of 0.3% year on year, mainly due to the effective management of our expenses in the region, coupled with currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period, more than offsetting increased distribution expenses driven by diesel and ocean freight inflation.

Operations in LAS

The sales and marketing, distribution and administrative expenses of the Company’s operations in LAS amounted to R$ 4,421.4 million in the year ended on December 31, 2022, compared to R$ 4,385.0 million in the same period in 2021, representing an increase of 0.8% year on year, driven by overall inflation especially in Argentina, despite effective management of our expenses in the region, partially offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

Operations in Canada

The sales and marketing, distribution and administrative expenses of the Company’s operations in Canada amounted to R$ 4,026.1 million in the year ended on December 31, 2022, compared to R$ 3,897.3 million in the same period in 2021, representing an increase of 3.3% year on year, driven mainly by higher distribution expenses due to diesel and freight inflation, partially offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

Other Operational Income (Expenses)

Other operating income increased by 18.4% in the year ended on December 31, 2022, to R$ 2,513.9 million from R$ 2,124.1 million in the same period in 2021. This result is mainly explained by a growth of tax incentives related to state long term ICMS Value Added Tax in Brazil.

Exceptional items

Recurring exceptional items expenses decreased by 63.5% in the year ended on December 31, 2022, to R$ (143.3) million from R$ (392.8) million in the same period in 2021. Similar to 2021, the expenses recorded in 2022 were mainly due to restructuring expenses related to centralization and sizing projects in Brazil and LAS.

Operating Income

The operating income increased by 3.6% in the year ended on December 31, 2022, amounting R$ 17,687.9 million in relation to R$ 17,080.3 million in the same period in 2021.

Net Financial Result

The net financial result of the Company decreased by 6.8% in the year ended on December 31, 2022, to R$ 3,423.1 million from an expense of R$ 3,205.4 million in the same period in 2021. This result is mainly explained by an increase in carry costs for Brazil and Argentina as a result of macroeconomic volatility in both countries, coupled with higher present value adjustment of accounts payables as determined in IFRS 13, partially compensated by higher interest income due to increased SELIC rate, as well as higher recognition of adjustment for inflation of tax credits in financial results (compared to 2021), mainly related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the tax base of the PIS and the COFINS federal taxes.

The total debt of the Company, including current (interest-bearing loans) and non-current debt, increased to R$ 670.2 million in the year ended on December 31, 2022, while our amount of cash and cash equivalents and current financial investments, net of bank overdrafts, decreased to R$ 3,205.2 million in the period.

Income tax and social contribution

Our consolidated income tax and social contribution on profits totaled R$ (655.6) million in 2022 from R$ 636.6 million in 2021. The effective tax rate in 2022 was (4.6)%, compared to 4.6% in the previous year. Such decrease in our effective tax rate in 2022 was primarily due to lower withholding taxes and the tax effects of the payment

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of interest on shareholders’ equity which are deductible for income tax purposes pursuant to the applicable legislation and whose amount distributed in 2022 was approximately R$ 12 billion with a tax impact of approximately R$ 4 billion.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2022 was R$ 14,891.2 million, representing an increase of 13.5%, if compared to R$ 13,122.6 million earned in the same period in 2021.

CASH FLOW

Cash Flow for the Year Ended on December 31, 2022 compared with 2021

	2022	2021	Variation
Cash flow			2022/2021
Cash flow from operating activities	20,642.1	22,901.3	(9.9)%
Cash flow from investing activities	(5,004.2)	(7,735.0)	(35.3)%
Cash flow from financing activities	(16,337.8)	(16,042.0)	1.8%
Total	(699.9)	(875.7)	(20.1)%

Operating Activities

The cash flow from the Company’s operating activities decreased by 9.9%, to R$ 20,642.1 million in the year ended on December 31, 2022, compared to R$ 22,901.3 million in the same period in 2021, mainly as a result of bonus and capex payments in the first quarter and lower cash generation in CAC and Canada.

Investing Activities

The cash flow from the Company’s investing activities decreased by 35.3%, to R$ 5,004.2 million in the year ended on December 31, 2022, compared to R$ 7,735.0 million in the same period in 2021, mainly explained by a decrease in intangible and fixed assets acquisitions.

Financing Activities

The cash flow from the Company’s financing activities increased by 1.8%, to R$ 16,337.8 million in the year ended on December 31, 2022, compared to R$ 16,042.0 million in the same period in 2021, mainly driven by higher capital distribution partially offset by lower payments from borrowings.

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2.2	– The Management should comment on:

(a)       Results of the issuer’s operations, in particular:

(i) Description of any material income components

In the fiscal year ended on December 31, 2022, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, “beyond beer” and non-alcoholic beverages through the operations described in Item 2.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations, as well as the sale of non-Ambev products on the BEES Marketplace in some regions.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

(ii) Factors that materially affect operating income

Since our creation, we have a very solid culture, which is people-centered. Our culture has always been very consistent and, since 2020, it has been undergoing a profound transformation. We adopt active listening in our ecosystem, with more internal and external collaboration and a long-term vision, increasingly creating a future with more reasons to cheer. In 2022, we delivered another year of strategic, operational, cultural and financial strength, which led to an organic growth in net revenue of 19.8%, driven by a consistent improvement in the results in Brazil, despite a performance below the one desired in our international operations, which were impacted by a more challenging operating and macroeconomic environment and high inflation rates.

Even so, we maintained commercial momentum, delivering our ambitions for the year: consolidated adjusted EBITDA grew 17.1% in organic terms, accelerating against 2021 growth despite cost pressures arising mainly from the increase in the price of agricultural and metal commodities. We also had a good second half, positioning ourselves for the beginning of 2023.

We were the most awarded Brazilian company at the Cannes Creativity Festival, with lions for all our beverage categories: Brahma and Budweiser for beer, Guaraná Antarctica for non-alcoholics and Mike’s Hard Lemonade for beyond beer. In Brazil, beer sales volume in the country grew 3.5% in the year. Our premium brands led the volume growth and our core and core plus brands remain resilient, most notably the performance of our beer Spaten. In addition, the return of consumption occasions in the on-trade channel, the innovations carried out throughout the year in both beer and beyond beer and the consolidation of our digital platforms contributed to our results.

More than 90% of our customers now use BEES - our B2B (business-to-business) platform - to place orders and, of these customers, more than 70% use the BEES Marketplace to purchase non-Ambev products. The BEES Marketplace in Brazil almost tripled the Gross Merchandising Value - “GMV” versus last year, serving more than 700 thousand customers with an offer of 500 SKUs and with more than 80 partners also increasing our NPS (Net Promoter Score) with our customers by 13%.

Zé Delivery, our direct-to-consumer or D2C channel, has also evolved and is now available in more than 350 cities, covering more than half of the Brazilian population, who can order beverages and other products at competitive prices. Zé Delivery delivered 62 million orders in 2022, with GMV growing 13% versus 2021, and reached almost 5 million Monthly Active Users (MAU). BEES Bank, our payment financial institution, ended the year with almost 50% more accounts opened when compared to 2021, thus supporting our customers in managing their cash flows.

Net revenue per hectoliter grew almost 13.4% in organic terms, thanks to a portfolio of healthier brands, the launch of packaging suitable for our consumers’ consumption occasions and our revenue management initiatives.

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In the non-alcoholic beverage segment, our volume grew 12.0% due to the good performance of our brands, such as H2OH!, Gatorade, Pepsi and Guaraná Antárctica. With the expansion of BEES, we increased the number of NAB buyers by 8% against 2021, reaching a historic record. In addition, net revenue per hectoliter grew 19.8% in organic terms, thanks to brand and package mix, and revenue management initiatives.

On the other hand, our international operations had a more challenging year. In LAS, volume grew 1.7% compared to 2021. Bolivia continues to recover from the impacts of COVID-19, while Argentina, Chile and Paraguay were negatively impacted by macroeconomic factors. Despite this, our core plus and premium portfolio continued to grow in Chile, as well as in Paraguay and in Bolivia, and our digital platforms continue to expand in Argentina and have been rolled out in Paraguay.

In CAC, the volume dropped by 12.1% compared to 2021. In the first half, the region was hit by the lack of returnable bottles and, in the second half, was impacted by high inflation that influenced consumption in the region. We also faced operational and logistical limitations in the third quarter, which began to be resolved during the fourth quarter, improving the EBITDA margin compared to the previous quarter. And yet, premium brands gained weight in most markets, driven by Corona and Michelob Ultra.

Canada had a volume drop of 2.8% due to industry decline after two consecutive years of growth. After COVID-19, we grew share in the core and premium segments, driven, respectively, by the good performances of Bud Light and Stella Artois, and Craft. The beyond beer industry has also grown, although below the growth rates seen in 2020 and 2021.

As part of our cultural evolution, we were recognized in awards related to attracting talent: 2nd place in the Dream Career Survey of Cia de Talentos, 1st place in the general ranking of the Career Survey of Brasil Junior and 1st place in the Survey “Most Desired Company” at the Empower Awards. And, in relation to diversity, equity and inclusion, we also evolved in 2022: 37% of our leadership hires were black people and 47% were women, which makes us increase 1.4 and 2.0 percentage points, respectively, in representativeness in these segments, even advancing at a speed ahead of the curve stipulated by UN Women for 2030.

We also continue to advance in our ESG strategy, entering the 18th portfolio of the Corporate Sustainability Index (ISE B3) of the Brazilian Stock Exchange, which gathers 69 stocks, belonging to 27 different sectors. We also continue to believe that we have our economic role to play in the regions where we operate. For example, in Brazil, we collected R$ 22.1 billion in federal, state and municipal taxes, an increase of over 8% against the previous year, and we directly employed around 30 thousand people, in addition to over 1 million indirect and induced jobs throughout the value chain (according to a 2019 FGV survey).

(b) Relevant income variations ascribed to the introduction of new products and services, and changes in volumes, prices, foreign exchange rates and inflation.

Net Revenue – Year ended on December 31, 2022 compared to 2021

Net revenue increased by 9.4% in the year ended on December 31, 2022, to R$ 79,708.8 million in relation to R$ 72,854.3 million in the same period in 2021, as a consequence of a 3.0% increase in volume sold, coupled with a 6.2% increase in net revenue per hectoliter, both driven by the continued execution of our commercial strategy, as shown in tables set forth below.

Net revenue

	Year ended on December 31
	2022		2021		% Variation
	in million Reais, except for percentages
Brazil	42,635.7	53.5%	35,586.5	48.8%	19.8%
Beer Brazil	35,857.8	45.0%	30,537.1	41.9%	17.4%
NAB	6,777.9	8.5%	5,049.4	6.9%	34.2%

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CAC	9,440.1	11.8%	9,947.4	13.7%	(5.1)%
LAS	17,371.2	21.8%	16,571.7	22.7%	4.8%
Canada	10,261.7	12.9%	10,748.7	14.8%	(4.5)%
Company Consolidated	79,708.8	100.0%	72,854.3	100.0%	9.4%

	Sales Volume
	Year ended on December 31
	2022		2021		% Variation
	in thousands of hectoliters, except for percentages
Brazil	126,184.4	67.9%	119,530.6	66.3%	5.6%
Beer Brazil	94,042.6	50.6%	90,835.0	50.4%	3.5%
NAB	32,141.8	17.3%	28,695.5	15.9%	12.0%
CAC	11,786.3	6.3%	13,401.9	7.4%	(12.1)%
LAS	38,134.0	20.5%	37,511.6	20.8%	1.7%
Canada	9,645.0	5.2%	9,924.1	5.5%	(2.8)%
Company Consolidated	185,749.7	100.0%	180,368.1	100.0%	3.0%

	Net Revenue per Hectoliter*
	Year ended on December 31
	2022	2021	% Variation
	(in Reais, except for percentages)
Brazil	337.9	297.7	13.5%
Beer Brazil	381.3	336.2	13.4%
NAB	210.9	176.0	19.8%
CAC	801.0	742.2	7.9%
LAS	455.5	441.8	3.1%
Canada	1,063.9	1,083.1	(1.8)%
Company Consolidated	429.1	403.9	6.2%

* The result is the weighted average.

Operations in Brazil

The total net revenue generated from the Company’s operations in Brazil increased 19.8% in the year ended on December 31, 2022, amounting R$ 42,635.7 million compared to R$ 35,586.5 million in the same period in 2021.

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Beer Operations in Brazil

The net revenue generated from the Company’s beer operations in Brazil increased 17.4% in the year ended on December 31, 2022, accumulating R$ 35,857.8 million compared to R$ 30,537.1 million in the same period in 2021. This variation is a consequence of a 3.5% increase in volume sold, coupled with a 13.4% increase in net revenue per hectoliter in 2022. The Company continued to seize the moment and grow volumes by consistently executing its commercial strategy, even after having reached a step change in volumes in the prior couple years. In addition, revenue management initiatives combined with brand mix also led to better levels of net revenue per hectoliter performance.

NAB Operations in Brazil

The net revenue generated from the Company’s NAB operations in Brazil increased 34.2% in the year ended on December 31, 2022, reaching R$ 6,777.9 million compared to R$ 5,049.4 million in the same period in 2021. This variation is a consequence of a 12.0% increase in volume sold, coupled with a 19.8% increase in net revenue per hectoliter in 2022. The strengthening of out of home consumption occasions throughout the year combined with a solid commercial strategy, and an improved distribution with BEES led to volume growth, while net revenue per hectoliter performance was driven by revenue management initiatives coupled with positive mix of single serve packages and premium brands.

Operations in CAC

The net revenue generated from the Company’s CAC operations decreased 5.1% in the year ended on December 31, 2022, accumulating R$ 9,440.1 million compared to R$ 9,947.4 million in the same period in 2021. This variation is a consequence of a 12.1% decrease in volume sold, with net revenue per hectoliter growing by 7.9% in 2022. Volume decline was mainly due to supply chain constraints affecting the region in the first half of the year, a weak consumption environment in the second half, while net revenue per hectoliter performance driven by revenue management initiatives and mix was partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Operations in LAS

The net revenue generated from the Company’s LAS operations increased 4.8% in the year ended on December 31, 2022, amounting R$ 17,371.2 million compared to R$ 16,571.7 million in the same period in 2021, as a consequence of a 1.7% increase in volume sold, coupled with a 3.1% increase in net revenue per hectoliter in 2022. Volume growth was mainly driven by a resilient volume performance in Argentina and Bolivia recovering from COVID-19 impacts, while net revenue per hectoliter performance was due to the disciplined execution of revenue management initiatives amid a highly inflationary environment, especially in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Operations in Canada

The net revenue generated from the Company’s operations in Canada decreased 4.5% in the year ended on December 31, 2022, reaching R$ 10,261.7 million compared to R$ 10,748.7 million in the same period in 2021, as a consequence of a 2.8% decrease in volume sold, coupled with a 1.8% net revenue per hectoliter decrease in 2022. Volume decreased within the context of a weak industry both in beer and beyond beer segments, while positive net revenue per hectoliter performance mainly driven by revenue management initiatives was offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

(c) Relevant impacts of inflation, price variations of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial income.

In 2022, our cost of product sold was negatively impacted by the prices of some commodities, mainly agricultural and metal commodities that were hedged in US dollars at values higher than those of the previous year, impacting the cost of products sold of our operations both in the Brazil and abroad. In our international operations, in general, the cost conversion into Real resulted in a positive impact, due to the appreciation of Real against the local currencies in each operation. Also, in LAS, the inflationary pressures intensified, mainly in Argentina.

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2.3 – The Management should comment on:

(a)       Changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

No changes in the Company’s accounting practices, which have resulted in significant effects on the information provided for in items 2.1 and 2.2 of this Reference Form in the last fiscal year, were recorded.

(b)       Modified opinions and emphases present in the auditor’s report

The independent auditors’ report on the Company’s financial statements for the last fiscal year was issued without reserves.

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2.4 – The Management should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and on its results:

(a) Introduction or divestment of operating segment

There was no introduction or divestment of any operating segment of the Company that is characterized as a divestment or introduction of a cash-generating unit in the fiscal year ended on December 31, 2022.

(b) Organization, acquisition or disposal of equity interest

There was no event of organization, acquisition or disposal of equity in the fiscal year ended on December 31, 2022.

(c) Unusual events or transactions

COVID-19 Impacts

The impact of the COVID-19 pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries, primarily in the fiscal year 2021. On the other hand, we observed an increase in sales related to e-commerce in all countries we operate, although this channel represents a small portion of Company’s total volume.

In early 2022, our operations, mainly in Brazil, were impacted by the wave of the Omicron variant of COVID-19, which, combined with factors such as unfavorable weather, negatively impacted our sales. From the second quarter on, with the progress of the vaccination programs and the greater control over the advance of the COVID-19 pandemic, there was a relaxation of the restrictions in the regions in which we operate, favoring the recovery of the on-trade channel, despite the uncertainty about how the consumption recovery will evolve in each of these territories. In Brazil, the consistent implementation of the Company's strategy combined with the context of relaxed restrictions and the return of occasions for out-of-home consumption generated a positive volume trend, with growth in both volume and net revenue compared to the same 2021 period. In the event that circumstances related to the COVID-19 pandemic evolve, government authorities may implement emergency measures to mitigate the spread of the disease. The pandemic and corresponding mitigation measures may have an adverse impact on global economic conditions as well as the Company’s business. The extent of the pandemic COVID-19 impact on the Company’s business will depend on future developments, such as the duration of further outbreaks, any possible trade shutdowns and restrictions, and the effectiveness of actions taken in the regions where we operate and in other countries to contain and treat the disease. As such events are highly uncertain, the Company cannot determine their financial impact at this moment. Any adverse impacts could result in a material adverse effect on our business, liquidity, financial condition and results of operations. However, we continue to manage our cash and capital resources with discipline and Management concludes that there is no doubt about the Company’s ability to continue its operations. Any impacts may result in a material adverse effect on our business, liquidity, financial situation and results of operations. However, we continue to manage our liquidity and capital resources with discipline, and the Management concludes that there is no doubt about Company’s capacity to continue with its operations.

As required by IAS 1/CPC 26 - Submission of Financial Statements, Company’s Management updated the analyses on the impact of the COVID-19 pandemic, considering the base date of December 31, 2022, which mainly involved (i) the review of the assumptions of the annual impairment test, as described in Explanatory Note 14 - Goodwill, (ii) analysis of possible credit losses and inventory obsolescence, (iii) analysis of the recoverability of deferred taxes, and (iv) assessment of the relevant estimates used to prepare the consolidated and separate financial statements, among other analyses.

Any impacts derived from these analyses are reflected in the consolidated and separate financial statements and disclosed in the relevant notes. Additionally, due to the protection actions of its employees and the donations

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made, the Company incurred non-recurring expenses that amounted, on December 31, 2022, R$ 16,175.

Tax Credits - 2022

After the decision of the Supreme Federal Court (“STF”) in the judgment of RE 574.706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of ICMS in the taxable base of PIS and COFINS, the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of said decision. The PGFN normative (PGFN Opinion No.14,483/2021, which approved and complemented PGFN Opinion No. 12,943/2021) presented its understanding on the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers in entry operations.

In view of the pacification and the binding understanding of the subject by the PGFN, with important clarifications as to the content and effects of the decision rendered by the STF in the context of RE 574.706/PR, the Company carried out a set of analysis, with the support of its legal advisors and external consultants, with the objective of deepening and exhausting all legal issues linked to the topic for a specific portion of its transactions, which, as they involve transactions between subsidiaries, are more complex in terms of quantifying the amount of the overpayment to be recovered, notably in view of aspects related to the non-cumulative method of PIS and COFINS calculation within a Group structure.

Such analysis presented additional complexity when compared to the recognition of credits resulting from the exclusion of the ICMS from the taxable base of PIS and COFINS previously registered by the Company, since it involves transactions with subsidiaries, as mentioned above, as well as in view of the need to combine the legal understanding mentioned above with the specific tax regimen in the which the Company is inserted.

In view of the above, in the second quarter of 2022, of all the relevant steps needed for the fulfillment of the mandatory requirements for the accounting recognition of the asset, including its measurement with reasonably reliability, the localization of the respective documents and quantifying the related amount of the overpayment, the Company had its results for the second quarter of 2022 positively impacted by an additional tax credit of R$ 1.2 billion.

With respect to the amount referred to above, R$ 0.9 billion was recorded in Other Operating Income, as described in Explanatory Note 22 - Other operating income/(expenses), and R$0.3 billion in Financial Income, as described in Explanatory Note 25 - Financial expenses and income.

Given the nature of the dispute, these tax credits are technically part of our normalized results from an accounting perspective. However, given their representativeness and to ensure greater transparency of the performance of our businesses, we disregarded such amounts for purposes of calculating our organic performance of adjusted EBITDA.

Share buy-back program

At a meeting held on March 18, 2021, the Board of Directors approved, pursuant to art. 30, §1, “b”, of Law No. 6,404/76 and CVM Resolution No. 77/22, a share buy-back program issued by the Company itself (“Program”) up to the limit of 5,700,000 common shares, with the main purpose of meeting the delivery of shares within the scope of Company’s share-based compensation plans, which may also be held in treasury, canceled and/or sold later. The program ended on September 18, 2022, as per the term previously informed by the Company in the Material Fact released to the market on March 18, 2021. On the same date, the Company had 4,357,308,131 outstanding shares, as defined in CVM Resolution No. 77/22. The acquisitions of shares were carried out in 2021 and 2022, within the scope of this Program, and were carried out by debiting the capital reserve account recorded in the balance sheet drawn up on December 31, 2020 and December 31, 2021, respectively. The transaction was carried out, in 2021 and 2022, through the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A.

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Renegotiation of Tenedora’s shareholders agreement

The Company and ELJ, as shareholders of Tenedora - holding company with principal place of business in the Dominican Republic, owner of almost all of Cervecería Nacional Dominicana, S.A. - entered into, on July 2, 2020, the second amendment to Tenedora’s Shareholders’ Agreement (“Shareholders’ Agreement”) to extend their partnership in the country, postponing, therefore, the period for exercising the call and put options set forth in the aforementioned Shareholders’ Agreement. ELJ currently owns 15% of the shares of Tenedora and its put option now is divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, in turn, has a call option relating to Tranche A shares, exercisable from 2021, and relating to Tranche B shares, exercisable from 2029. By December 31, 2022, these options had not been exercised. Details of the assumptions used for this option are described in Explanatory Note 29 (item IV (d)).

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2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

(a)       Inform the value of non-accounting measurements

The Company uses performance indicators such as adjusted income of the consolidated operation before financial results and income taxes (adjusted Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (Adjusted EBITDA).

(in millions of reais)	12/31/2022	12/31/2021
Operating Income	17,687.9	17,080.3
Adjusted Operating Income	17,831.2	17,473.0
Adjusted Operating Income Margin	22.4%	24.0%
EBITDA	23,615.0	22,361.3
Adjusted EBITDA	23,770.9	22,869.7
Adjusted EBITDA margin	29.8%	31.4%

Operating Income, adjusted Operating Income and adjusted Operating Income Margin

Operating Income is calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, and (iv) net financial results.

The adjusted Operating Income is an accounting measurement that corresponds to Operating Income minus exceptional items and participation in joint ventures results. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

The adjusted Operating Income Margin, in turn, is calculated by dividing the adjusted Operating Income by the net revenue.

Operating Income and adjusted Operating Income are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. Operating Income and adjusted Operating Income represent performance measures for management purposes and for comparison with similar companies and correspond to EBITDA and Adjusted EBITDA (see below), including depreciation, amortization and depletion. The Company cannot guarantee that other companies, including closely-held companies, will adopt the same meaning for such measurements.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin

EBITDA is a non-accounting measurement calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and

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subsidiaries, (iv) net financial results, and (v) depreciation and amortization expenses. That is, it is the Operating Income, excluding the effects of depreciation and amortization expenses.

Adjusted EBITDA, on the other hand, corresponds to EBITDA minus exceptional items and participation in the results of joint ventures. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

Adjusted EBITDA Margin, in turn, is calculated by dividing the adjusted EBITDA by the net revenue.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. The Company uses Adjusted EBITDA as a performance measure for management purposes and for comparison with similar companies.

Although EBITDA may have a standard meaning, according to article 3, item I, of CVM Resolution No. 156/22, the Company cannot guarantee that other companies, including closely-held companies, will adopt this standard meaning and/or that they will adopt the Company’s standard. Accordingly, the Adjusted EBITDA disclosed by the Company may not be comparable to the EBITDA disclosed by other companies.

We classified EBITDA as adjusted, considering that accounting standards do not cover certain exclusions promoted by the Company, for a better understanding and reflection of the Company’s operating cash generation, considering its operation market. The Company understands that adjusted EBITDA offers a better perception of the operating results and a clearer view of the Company for investors and third parties.

(b)       Make reconciliations between the amounts disclosed and the amounts in the audited financial statements

Reconciliation of Operating Income, adjusted Operating Income and adjusted Operating Income Margin

(Description of the Account in millions of Reais)	Year ended on:
	12/31/2022	12/31/2021
Net income – Ambev	14,457.9	12,671.0
Non-controlling interest	433.3	451.6
Income tax and social contribution expenses	(655.6)	636.6
Income before taxes	14,235.7	13,759.2
Profit sharing of joint ventures	29.1	115.7
Net financial results	3,423.1	3,205.4
Operating Income	17,687.9	17,080.3
Exceptional items	143.3	392.8
Adjusted Operating Income	17,831.2	17,473.0

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Net revenue	79,708.8	72,854.3
Adjusted Operating Income Margin	22.4%	24.0%

EBITDA Reconciliation, adjusted EBITDA and adjusted EBITDA Margin

(Description of the Account in millions of Reais)	Year ended on:
	12/31/2022	12/31/2021
Net income – Ambev	14,457.9	12,671.0
Non-controlling interest	433.3	451.6
Income tax and social contribution expenses	(655.6)	636.6
Income before taxes	14,235.7	13,759.2
Participation in the results of joint ventures	29.1	115.7
Net financial results	3,423.1	3,205.4
Exceptional items	143.3	392.8
Depreciation, Amortization – total*	5,939.6	5,396.7
Adjusted EBITDA	23,770.9	22,869.7
Exceptional items without investments write-off	(126,7)	(392.8)
Participation in the results of joint ventures	(29.1)	(115.7)
EBITDA	23,615.1	22,361.2
Net revenue	79,708.8	72,854.3
Adjusted EBITDA Margin	29.8%	31.4%

*considering investments write-off

Exceptional items	Year ended on
Description of the Account (in millions of reais)	12/31/2022	12/31/2021
Restructuring(i)	(101.7)	(165.4)
Effect of applying IAS 29/CPC 42 (hyperinflation)	(8.2)	(11.1)
COVID-19 impacts(ii)	(16.7)	(134.3)

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Distribution agreement	-	(82.0)
Investment write-off (iii)	(16.6)	-
TOTAL	(143.3)	(392.8)

(i) Restructuring expenses relate primarily to centralization and sizing projects in Latin America - South, CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our team (increased frequency of cleaning in our units, provision of hand-sanitizer, masks for our employees); (b) donations; (c) the Company’s initiatives with the customer ecosystem, which were only necessary due to the COVID-19 pandemic.

(iii) Refers to the business line investment write-off in Canada.

(c)       Explain the reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and results of the Company’s operations

The Company’s Management uses performance indicators, such as adjusted income of the consolidated operation before financial results and income taxes (Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (adjusted EBITDA), as segment performance metrics to make decisions about fund allocation and performance analysis of the consolidated operation.

Adjusted EBITDA and adjusted Operating Income are not measures in accordance with the Brazilian Accounting Principles, US GAAP or IFRS and do not represent cash flows for the periods presented, nor should they be considered as substitutes for loss or net income as an indicator of our operating performance or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA and adjusted Operating Income have limitations that may impair their use as a measure of profitability, as they do not consider certain costs arising from our business that could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

It should also be noted that adjusted EBITDA is used as a performance measure by the Management, which is why the Company understands that its inclusion in this Reference Form is important. The Company’s Management believes that adjusted EBITDA is a practical measure to assess its operating performance and allow comparison with other companies in the same segment, even though other companies may calculate it differently.

The Company understands that EBITDA is a supplementary indicator in the evaluation of its operating performance. In addition, the Company believes that EBITDA gives investors a better understanding of its ability to perform its obligations and its ability to obtain new financing for its investments and working capital.

Finally, it is emphasized that the adjusted measures are additional measures used by the Management and should not replace measures calculated in accordance with IFRS as an indicator of the Company’s performance.

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2.6 - Identify and comment on any events subsequent to the last financial statements for the closing of the fiscal year that change them substantially

There are no events subsequent to the last consolidated financial statements for the fiscal year ended in 2022.

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2.7 – The Management should comment on the allocation of social results, indicating:

2022
(a) Rules on retained earnings	According to the Brazilian Corporations Law, any accrued losses and the provision for income tax will be deducted from the income for the year, before any participation. Thus, the Company’s Bylaws and its Profit Allocation Policy provide that from the ascertained balance will be successively calculated: (i) the statutory participation of the Company’s employees up to the maximum limit of 10%, to be distributed according to parameters to be established by the Board of Directors; and (ii) the statutory participation of managers, up to the maximum legal limit. Immediately thereafter, on this amount, a contribution may also be calculated, up to a limit of 10%, to meet the charges of the assistance foundation for employees and managers of the Company and its controlled companies, with due regard for the rules established by the Board of Directors in this regard. Five percent (5%) of net income for the year, obtained after the aforementioned deductions, will be allocated to establish a legal reserve, which may not exceed 20% of the paid-in share capital or the limit provided for in § 1 of art. 193 of Law No. 6,404/76. In addition to the legal reserve, the Company allocates tax incentive amounts related to tax benefits to the profit reserve group, as detailed in Explanatory Note 19 (c.3) of the Company's Standardized Financial Statements. In addition, the Company’s Bylaws and its Profit Allocation Policy establish that an amount not exceeding 60% of the adjusted annual net income is allocated to the investment reserve, with the purpose of financing the expansion of the activities of the Company and controlled companies, including through the subscription of capital increases or the creation of new ventures, which may not exceed 80% of the paid-up share capital (once this limit is reached, the General Meeting will decide on the balance, proceeding with its distribution to the shareholders or an increase in share capital).
(b) Rules on distribution of dividends	The Company’s Bylaws and its Profit Allocation Policy establish that at least 40% of net income adjusted pursuant to art. 202 of Law No. 6,404/76 is annually distributed to the shareholders as a mandatory dividend.
(c) Frequency of the distributions of dividends	The Company distributes dividends on an annual basis. In addition, at any time, the Board of Directors may decide on the distribution of interim dividends and/or interest on net equity, to the account of retained earnings or existing earnings reserves in the last annual or biannual balance sheet.
(d) Possible restrictions on the distribution of dividends imposed by legislation or by special regulations applicable to the Company, by agreements, judicial, administrative or arbitration decisions	Except for the provisions of the Brazilian Corporations Law, there are no restrictions on the distribution of dividends by the Company.

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(e) If the issuer has a formally approved profit allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be accessed.	The Company has a Profit Allocation Policy that was approved by the Board of Directors on September 19, 2018 and can be found at the following electronic address: ri.ambev.com.br, in section “Corporate Governance”, “Policies, Codes and Regulations”, “Profit Allocation Policy”.

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2.8 – The Management should describe the material items not reflected in the issuer’s financial statements, indicating:

(a) The assets and liabilities directly or indirectly held by the issuer and not reflected in its balance sheet (off-balance sheet items), such as:

(i)               Written-off receivables portfolios on which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities

(ii)       Agreements for future purchase and sale of products or services

(iii)       Unfinished construction agreements

(iv)       Agreements for future financing receipts

Not applicable, since there is no material item not reflected in Company’s accounting statements for the fiscal year ended on December 31, 2022.

(b) Other items not reflected in the financial statements

Not applicable, since there is no material item not reflected in Company’s accounting statements for the fiscal year ended on December 31, 2022.

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2.9. In relation to each of the items not reflected in the financial statements indicated in item 2.8, the management should comment on:

(a) How do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the issuer

As mentioned in item 2.8 above, there are no items that were not reflected in the accounting statements for the fiscal year ended on December 31, 2022.

(b) Nature and purpose of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for the fiscal year ended on December 31, 2022.

(c) Nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for the fiscal year ended on December 31, 2022.

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2.10 – The Management should indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics:

(a)       Investments, including:

(i) quantitative and qualitative description of existing and anticipated investments

In 2022, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 6,533.1 million, consisting in R$ 4,062.9 million for our business segment in Brazil, R$ 968.4 million for our business segment in CAC, R$ 1,112.8 million related to investments in our operations in LAS and R$ 389.0 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2023, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, keep focusing on technology and supporting are operations for continuous improvement of our level of service.

(ii) sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

(iii) relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Reference Form.

(b)       Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents and other assets that should significantly affect the production capacity of the issuer

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 2.10 (a) above that may significantly affect the production capacity of the Company.

(c)       New products and services, indicating:

(i) description of the research in progress already disclosed,

(ii) total amounts spent by the issuer on research for the development of new products or services,

(iii) projects under development already disclosed, and

(iv) total amounts spent by the issuer on the development of new products or services.

Even though COVID-19 pandemic has created significant challenges for our business, it has also accelerated consumer trends in which we have been investing, mainly reinforcing the need for an innovative and consumer centric mindset and promoting the transformation of our business through technology. Innovation became one of the main pillars of our business and of our commercial strategy frontline; despite of a detailed review of our discretionary expenses in order to assure our liquidity, research and development are and continue to be seen as fundamental to enable continuous innovation to our consumers

We maintain an innovation, research, and development center in Brazil, in the city of Rio de Janeiro, State of Rio de Janeiro, at Universidade Federal do Rio de Janeiro (UFRJ). This new center (ZITEC – Centro de Tecnologia e Inovação), which operations started in the last months of 2017, intensifying its activities in 2018, substitutes the previous P&D structure based in Guarulhos, to propel the innovation of products with the development of new liquids and more modern packaging to assure a continuous differentiation of products and annual increases in quality and efficiency. One of the main characteristics of the development center is the

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prototypes lab, which enables the creation of complete prototypes, assisting in the creation process of new products. Another goal of the development center is to perform perception and behavioral consumer’s studies so to capture future trends. ZITEC enabled Ambev to reduce its innovation launch period from eight to four months. During 2020, continuing our strategy towards innovation, we launched Berrió and Esmera, two brands made with local crops from the States of Piauí and Goiás, respectively, Andes Origens and the most successful innovation in the Ambev history, Brahma Duplo Malte. In 2021, we continued to expand our diversity with the launch, in Brazil, of Michelob Ultra and Spaten, a pure malt beer, Munich Helles style. In 2022, one of our main innovations were Budweiser Zero, recognized as the best non-alcohol beer in the Brazilian market by O Estado de São Paulo newspaper, and Caipi Beats, new member of the Beats family, with a “caipirinha” flavor (a very popular Brazilian drink) made with cachaça. Regarding packaging innovation, we developed an exclusive technology named KEG 5L, which was awarded as “The Best Packaging Technology” in 2022 by ABRE (Brazilian Packaging Association), reinforcing our sustainability commitment. The investment made in the development center in the last three years was of approximately R$ 96 million, including R$ 11 million in 2021 and R$ 36 million in 2022.

(d)       Opportunities included in the issuer’s business plan related to ESG issues

Since the creation of Ambev, sustainability has been part of our business strategy.

As business opportunities related to ESG issues we have:

•	investments in renewable energies as a way of mitigating greenhouse gas emissions, while providing a more diversified portfolio of energy sources and greater guarantee of availability of supply to meet the Company’s operations;

•	offer of renewable electricity to points of sale as a way to offer means of mitigating CO2 emissions, while offering savings to owners of partner bars and restaurants through a partnership with Lemon Energy and other companies;

•	acquisition of electric trucks, in partnership with partner carriers, with investments to advance conversion technology and encourage adoption in more Brazilian cities. Today there are already 258 trucks operating in Brazilian cities and also in Paraguay and Bolivia. In addition to the environmental gains, with the reduction of atmospheric gas emissions, there are also gains for the health of the cities, differentiated traffic permits in some cities and avoided costs of fuel consumption;

•	implementation of CCU (Carbon Capture and Utilization) technologies, to capture CO2 from burning boilers in breweries, resulting in avoided emission of carbon dioxide, with consequent use within the production itself for gasification of products and occasional external sale;

•	support for the development and financial security of our partners, strengthening the production chain and avoiding supply disruptions, delays or non-payment at points of sale, and expansion of the supply and sales ecosystem through entrepreneurship platforms such as Bora;

•	incentive for the development and strengthening of the ecosystem of micro and small breweries that may use our platform to sell their products (Empório da Cerveja), share innovations, in addition to improving our reputation, which enhances the maintenance of the Company’s sales environment; and

•	improvement of the Company’s governance and transparency system, compared to companies in the same industry.

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2.11 – Comment on other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section

There are no other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section.

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3. Projections

3.1 – The projections must identify:

(a) Subject of the projection

In the earnings release of March 2, 2023, the Company informed that the expectation is that the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter, for the beer business in Brazil will grow between 6.0 and 9.9% in 2023 (excluding the sale of non-Ambev products on the marketplace and assuming current commodity prices), mainly due to inflation in general and increase in the cost of some commodities.

We clarify that the projections are hypothetical data that do not constitute a promise of performance.

(b) Projected period and the projection validity term

The projected period for the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil is the year 2023, being valid until December 31, 2023.

(c) Assumptions of the projection, with an indication of which may be influenced by the issuer’s management and which are beyond its control

The projection with respect to the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil (excluding the sale of non-Ambev products on the marketplace and assuming current commodities prices) assumes the Brazilian and global macroeconomic scenario at the time of release of the projection, on March 2, 2023, and its premise is the Company’s ability to maintain its efficiency in cost control and to be aware in advance of the impact of exchange rate variations on the cost of goods sold for the current sales planning for the year, as a result of our hedge policy. However, the Company is unable to hedge all commodities to which it is exposed. The Company’s management may influence internal factors, such as efficiency and business management. External factors, such as the deterioration of the macroeconomic scenario and international commodity prices are beyond the control of the Company, which may affect the projection in question.

(d) Values of the indicators that are the subject of the projection

The Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was R$ 172.7 in 2022 and R$ 148.2 in 2021, showing a variation in relation to the previous year of 16.6% in 2022.

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3.2 - In the event of the issuer having disclosed projections for evolution of its indicators during the last 3 fiscal years:

(a) State which are being replaced by new projections included in the form and which are being repeated in the form

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was not projected by the Company for 2020, but it was included by the Company in the earnings release as of February 25, 2021 for the year 2021.

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was projected by the Company for 2021 and was included by the Company in the earnings release as of February 24, 2022 for the year 2022.

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was projected by the Company for 2022 and was included by the Company in the earnings release as of March 2, 2023 for the year 2023.

(b) For projections related to past periods, compare data projected with actual performance of indicators, clearly showing the reasons for differences in projections

2022

The growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brasil was the subject of projection in the earnings release of the Company as of February 24, 2022, when growth between 16 and 19% was estimated for the year 2022 (excluding the sale of non-Ambev marketplace products and assuming current commodity prices). On December 31, 2022, the Company confirmed that Cash COGS grew by 16.6%, in line with the projection contained in the said release.

2021

The growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brasil was the subject of projection in the earnings release of the Company as of February 25, 2021, when growth between 20 and 23% (low twenties) was estimated for the year 2021, mainly due to Real currency depreciation and higher commodities prices. On December 31, 2021, the Company confirmed that Cash COGS grew by 21.9%, in line with the projection contained in the said release.

2020

EBITDA (earnings before interest, taxes, depreciation and amortization), for the beer business in Brazil, in 2020, was projected in the Company’s earnings release on February 27, 2020, when a decline between 17% and 20% was estimated (high teens) in the first quarter of 2020, but, according to the Material Fact released on March 23, 2020, the Company removed its financial projection considering the impossibility of reliably estimating the impacts of COVID-19 pandemic on its business, given the uncertainty, volatility and rapid development of such pandemic in the markets in which the Company operates.

(c) In relation to projections for currently ongoing periods, state whether they remain valid on the date of submitting the form and, if applicable, explain why they were dropped or replaced

The projection for 2023 remains valid on the date of delivery of this Reference Form.

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4. Risk Factors

4.1- Describe the risk factors with actual potential to influence the investment decision, observing the categories below and, within them, the descending order of materiality:

The investment in securities issued by the Company involves significant risks. The Company’s current and potential investors must carefully consider all information contained in this Reference Form, including the risks described in this section, the financial statements, and their accompanying notes, before deciding to maintain or increase their investment in the Company’s securities. The Company’s business, financial condition and operational results could be significantly affected by the risks listed below. The market price of shares may fall due to the occurrence of any of the risks listed below; thus, investors may lose a portion or all the investment made in the Company’s shares. Risks that are currently unknown to us, or that we usually consider as irrelevant, may also have a material adverse effect on our business, financial condition, operational results and the trading price of our shares.

For purposes of this section 4, “Risk Factors”, except when otherwise stated in this Reference Form, and where the context so requires, mentioning the fact that a risk, uncertainty or problem may cause or have “adverse” or “negative” effects on us, or similar expressions, means that such risk, uncertainty or problem may have significant adverse effects on the business, financial condition, operational results, cash flow, liquidity and/or future business of the Company and/or its subsidiaries, as well as on the price of the securities issued by the Company. Similar expressions included in this section 4, “Risk Factors”, must be understood within this context. Notwithstanding the subdivision of this section 4, “Risk Factors”, certain risk factors included in one item may also be applicable to other items.

(a)	Issuer

We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations.

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, availability of our suppliers to meet demand of raw and packaging materials, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations.

During the normal course of our business, we depend on the continuous availability of logistics and transportation networks, including roads, railways, warehouses and ports, among others. Such operations may be disrupted by factors beyond our control, such as social movements, natural disasters, electricity shortages and labor strikes. Any interruption in the supply of inputs for the operation of our industrial units or in the delivery of our products to clients could cause a material adverse impact on our results of operations.

Moreover, the transportation and infrastructure system in Brazil and other countries we operate is under development and needs improvements so that it can work efficiently and serve better our business. Any significant interruptions or reductions in the use of transport infrastructure or in its operations in the cities where our distribution centers are located, may delay or impair our ability to distribute goods and cause our sales to drop, which may negatively impact our financial and operating results.

Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.

Most of our sales are in reais; however, a portion of our debt is denominated in foreign currencies, including U.S. dollars. In addition, a significant portion of our cost of production, in particular those related to packaging such as aluminum cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are denominated in or linked to the U.S. dollar, which has appreciated significantly against the real in recent years. Therefore, any devaluation of the real or other currencies with which we operate, when compared to those foreign currencies, may increase our financial expenses and operating costs, and could affect our ability to meet

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our foreign currency obligations. Although our current policy is to hedge our cost of production denominated in U.S. dollar, we cannot assure you that such hedging will be possible, accurate or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2022, we derived 46.5% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the real will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against the real will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

We also incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

The Brazilian currency has devalued regularly, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets, which were also due to market fluctuations. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies.

The U.S. dollar appreciated 17.1% against the real in 2018, closing at R$3.87 per US$ 1.00 as of December 31, 2018, while in 2019, the U.S. dollar appreciated 4.0% against the real, closing at R$ 4.03 per US$ 1.00 as of December 31, 2019. The U.S. dollar appreciated 28.9% against the real in 2020, closing at R$ 5.20 per US$ 1.00 as of December 31, 2020, with a high degree of volatility over the course of 2020, particularly as a result of uncertainties arising from the COVID-19 pandemic. For example, in May 2020, the real depreciated to its lowest level since the commencement of the currency to R$ 5.94 per US$ 1.00. As of December 31, 2021, the Brazilian real/U.S. dollar selling exchange rate was R$ 5.58 per U.S. dollar, reflecting a 7.4% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2020. As of December 31, 2022, the exchange rate was R$ 5.22 per US$ 1.00, reflecting a 6.5% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2021. As of March 1st, 2023, the exchange rate was R$ 5.21 per US$ 1.00.

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

Other exchange rate devaluations or political decisions related to exchange rates may impact our business as well. For instance, during the first quarter of 2021, Cuba carried out the unification of currencies and the process of elimination of the Cuban Convertible Peso, which, in 2022, resulted in a limited amount of hard currency available to transfer abroad and to acquire raw materials locally, mainly impacting Bucanero’s beer volume sold due to increasing costs of production and price of our Cuban products.

Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal data and information. A significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers’ attacks or other security issues.

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We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. Looking ahead, we continue to implement strategic initiatives and new technologies designed to grow our business, which are critical for the efficient functioning of our business. We also collect and store non-public information that customers provide to purchase products or services, including personal information and payment information. In addition, we may face occasional system interruptions and delays, making our websites and services unavailable or slow to respond, preventing us from efficiently accepting or fulfilling orders, or providing services to our customers.

For instance, we are implementing a new version of our main enterprise resource planning (ERP) system - S4 Hana, a SAP platform - which will help us book all the transactional data used in our Brazilian operations. Any replacement or upgrades to our system and related process to implement it may cause occasional system disruptions or delays to run our business operations, including to efficiently fulfill orders and provide services to our customers, subjecting us to inherent costs and risks. We cannot assure that our choices of technologies are correct, or that our initiatives will succeed and bring sufficient growth in revenue to offset the costs.

Additionally, we may experience occasional system interruptions and delays that make our websites, in-house controls and services unavailable or slow to run our business operations, including to respond and prevent us from efficiently accepting or fulfilling orders or providing services to our customers.

In addition, the concentration of processes in shared services centers means that any disruption in technology could impact a large portion of our business within the operating regions we serve. Any implementation of new technology or transition of processes in shared services centers (or related thereto), as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting and loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

Third-party security breaches, burglaries, cyberattack, errors by our employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands, and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on our net operating revenues. More generally, these and other similar technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

We, as with all business organizations, are routinely subject to cyber-threats, however, while we continue to invest in new technology-monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack, or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

We are subject to risks associated with noncompliance with data protection laws in the countries in which we operate and can be adversely affected by penalties or other sanctions.

In the ordinary course of our business, we receive, process, transmit and store large volumes of personal data, including that of employees, dealers, customers and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, Law No. 13,709/2018, Lei Geral de Proteção de Dados Pessoais (Brazilian General Data Protection Law) or (“LGPD”), was enacted in 2018 and came into effect as of September 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities. In relation to the LGPD’s administrative sanctions, if we are not in compliance with the LGPD and other personal data

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protection laws in other jurisdictions, we may be subject to the sanctions, individually or cumulatively. In addition to the administrative sanctions provided for in the LGPD, failure to comply with any provisions set forth in the LGPD, regarding the personal data collected by us, has the following risks: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties provided for in the sparse legislation, such as the Consumer Protection Code (“CDC”) and Marco Civil da Internet (Brazilian Internet Act), in case of violation of its provisions, by some consumer protection bodies and Public Prosecution Offices. Therefore, we have designed and implemented a privacy governance framework in order to comply with all the regulations. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

Additionally, as a result of the remote work option implemented by us, there is a possibility of an increase in cyberattacks through our employees’ personal computers, since the cyber security of the networks used by them in their homes may not maintain the same level of security as that of our corporate work environment, which may impair our ability to manage our business.

Despite the security measures that we have in place, our facilities and systems may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database in order to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached.

We are subject to risks related to pending legal and administrative proceedings, and unfavorable decisions regarding such proceedings may adversely affect our results of operations, cash flows and financial condition.

We are now, and may in the future be, party to legal and administrative proceedings that arise in the course of our business (including labor, tax, civil and alcohol-related claims), and we may receive significant convictions as a result of such proceedings. Our management may also be subject to sanctions resulting from legal proceedings against its members involved in our operations or in other businesses. The outcome of legal and administrative proceedings is uncertain and, regardless of the merits of the claims, litigation can be expensive, time-consuming and harmful to us. No guarantee can be given that we will obtain a favorable decision or resolution in any particular proceeding. Any changes to the risk assessments of chance of success of our cases may adversely affect our liquidity, financial positions and business. An unfavorable decision regarding any proceeding may adversely affect our business, brands, financial condition and results of operations. For more information about our legal and administrative contingencies, please see items 4.4 to 4.7 of this Reference Form.

Our tax contingency has grown in recent years and we expect it will continue to grow in the coming years - mainly because (1) its principal amount is adjusted on a monthly basis in accordance with the SELIC rate, or other equivalent interest rate, and (2) of the highly litigious environment in Brazil in connection with tax disputes. In addition, the highly complex tax legislation in Brazil reduces certainty of interpretation by taxpayers. This environment affects the economic sector crosswise: according to research conducted in 2020 by the Brazilian Teaching and Research Institute – Insper, tax disputes in Brazil reached the amount of R$ 5.44 trillion in 2019, which would correspond to approximately 75% of the national Gross Domestic Product – GDP.

As the administrative phase of our tax proceedings ends and the judicial proceedings begin, we may be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees, bank deposits or other types of assets or rights subject to attachment by law.

Additionally, on February 8, 2023, the STF judged two leading cases (Extraordinary Appeals Nos. 949.297 and 955.227) and ruled that any given collegiate decision by the STF recognizing the constitutionality or unconstitutionality of taxes collected on an ongoing basis will cease the effects of the res judicata of a prior ruling that is contrary to the STF’s position, even if this prior ruling had become final and unappealable in the past. This opinion from by the STF has created legal uncertainty for Brazilian companies, which relied on final judicial decisions to carry out their tax procedures and that are now faced with this binding STF decision that allows the overturn of past unappealable decisions, which could materially impact their business and results.

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This decision may impact our future tax credits and of our subsidiaries in case the STF changes its binding view on a res judicata in place to us and our subsidiaries.

Additionally, there has been an increase in litigation against large companies involving environmental, social and governance (ESG) matters, including claims related to climate justice, net-zero ambitions, greenwashing, climate-washing, supply chain commercial relationships and diversity and sustainability disclosure practices. As a result, we may also be subject to class actions or other litigation, including administrative proceedings, with respect to our ESG ambitions since these issues have attracted increasing attention from investors and civil society on a global scale.

If any of these types of litigation result in fines, damages or reputational damages to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

More specifically, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil have been involved in class actions and other litigation seeking damages.

If such litigation results in fines, property damages or reputational damage to the Company or its brands, it could have a material adverse effect on the Company's business, results of operations, cash flows and financial position.

We rely on the reputation of our products and brands, and damages to their reputation may have an adverse effect on our income.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and brands, and to develop a favorable image and reputation for new products and brands. The image and reputation of our products and brands may be reduced in the future, including because of concerns about product quality, even when unfounded, which could tarnish our image and reputation and of our products. An event or series of events that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly or not possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In certain countries, for example, television is a prohibited channel for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities.

In the event that any failure to comply with the regulatory and safety standards required (such as a contamination or a defect) does occur regarding any of our products, such future contamination or defect may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Additionally, although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that a contamination or defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

Our business units are subject to obtaining and maintaining licenses, the lack of which may adversely impact us.

Our business units are subject to obtaining and maintaining the necessary licenses and regulatory approvals issued by the competent bodies in the countries in which we operate. We cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended. Such licenses or regulatory approvals may be withdrawn or made subject to limitations or onerous conditions. The absence of such licenses or regulatory approvals may result in the interruption of the activities of a specific plant or distribution center, which may

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adversely affect our results. Additionally, for the granting or renewal of such licenses or regulatory approvals, the competent authorities may determine that we must make certain changes to our operations or facilities, potentially resulting in additional costs.

We may also be subject to the regulation and control of other public authorities, in addition to those that we currently understand as the competent ones and cannot guarantee that such authorities will not require further licenses, permits and authorizations.

Furthermore, if we are unable to timely obtain, maintain or renew the licenses and permits necessary for our activities, we may have to incur additional costs for the payment of any charges or even compromise our regular activities.

Any of these factors that impact the non-obtaining or non-renewal of licenses and permits may cause us to incur additional costs, which may force us to revert resources to meet the legal requirements or compromise the regular operation of our activities. Furthermore, the development of activities without the proper licenses or in non-compliance with the licenses and their technical requirements may result in adverse consequences, such as: (i) infraction notices; (ii) application of successive fines; (iii) impediment to opening and operating units, even temporarily; (iv) interdiction or closing of units, even temporarily; (v) exposure to additional risk or loss of insurance coverage in the event of a safety and security accident or similar event; (vi) affecting an installation while a license is pending; and (vii) exposure of us, as well as our representatives, to other civil, administrative, and criminal sanctions. We may be adversely affected if one of our establishments closes, even if temporarily.

We may not be able to protect our intellectual property rights.

Our success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, industrial design, trade secrets and know-how. We cannot be sure that all trademark and patent registrations will be issued with respect to any of our applications submitted to the relevant agency. Therefore, events such as the definitive rejection of our trademark applications before the authorities, the unauthorized use or other misappropriation of our trademarks may diminish their value and reputation, so that we may suffer negative impact on the operating results. There is also a risk that we could, by omission, fail to renew a trademark, domain name, industrial design or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents requested by, issued to, or licensed by, us. In case of judicial questioning of any trademarks the judicial decision may negatively affect their use and may be prohibited from continuing to exploit them.

As for the protection of patents registered before the Brazilian Patent and Trademark Office (“INPI”), in May 2021, the STF published its decision declaring unconstitutional the sole paragraph of article 40 of Industrial Property Law (“LPI”), which provided for a minimum term of patent protection of 10 years from the date of the patent grant, considering the delay in the analysis of the applications by the INPI. As a result, the applicants only rely on a 20-year protection period counted as of the moment in which the patent is requested, regardless of the time elapsed during the analysis of the patent application.

Although we have put in place appropriate actions to protect our portfolio of intellectual property assets, we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our reserved proprietary rights. If we are unable to protect our intellectual property rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business. In addition, any dispute or litigation related to intellectual property assets may be costly and time consuming due to the uncertainty of litigation on the matter.

Our failure to obtain or renew surety bonds and letters of credit necessary in certain lawsuits on appropriate terms or at all may adversely affect our liquidity, financial condition and business.

Certain agreements to which we are a party and certain legal proceedings in which we are involved require us to obtain and maintain surety bonds, letters of credit or similar financial instruments (e.g., bank products known as fiança and/or seguro-garantia) to secure the performance or payment of certain obligations and potential losses, respectively. We may be required to pay higher fees, post additional collateral or otherwise be subject to unfavorable terms and conditions when negotiating these products with financial institutions or insurers. In addition, if those negotiations fail, we may be required to use a substantial portion of our cash to secure such

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agreements and legal proceedings, which may materially and adversely affect our liquidity, financial condition and results of operations.

Our insurance coverage may be insufficient to repair certain damages that we may sustain in the future.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

The relative volatility and illiquidity of securities of Brazilian companies may affect your ability to sell our securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature.

Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among other factors:

•      changes in the Brazilian regulatory, tax, economic and political scenarios that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•      restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell your securities at the price and time you desire.

Our shareholders may not receive any dividends or interest on net equity.

According to our Bylaws, we generally should pay our shareholders a mandatory minimum dividend of 40% of our annual adjusted net income, calculated according to Brazilian Law No. 6,404/76, as amended (“Brazilian Corporations Law”), in accordance with the mechanisms described in our Bylaws and as presented in our consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, net income may not be available to be paid out to our shareholders as dividends in certain years.

Moreover, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations, including the deterioration of our financial condition resulting from external factors.

Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our Bylaws or in the Brazilian Corporations Law. It is possible, therefore, that our shareholders will not receive dividends in certain fiscal years.

Future stock issues may reduce the interest of current shareholders and could materially affect the future market price of the shares issued by us.

We may need to raise additional capital in the future, also by means of the issue of shares or debt securities convertible into shares. Any additional capital obtained from the issue of shares may reduce the proportional interest held by the investors in our capital and reduce the earnings per share and the net equity value per share; thus, any issue made by us or our major shareholders may have adverse effects on the future market price of our shares.

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Contractual and legal restrictions to which we and our subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev SA/NV, or ABI, resulting in adverse impacts on our operations.

Ambev and its subsidiaries are a party to certain joint ventures, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain transactions by ABI. Some of those agreements may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce them, in order to curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred restrictive provisions. Similarly, certain transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate. Any such restrictions may limit the amount and volume of business we conduct in each of those countries.

(b) Our shareholders, in particular, the controlling shareholders

Our current controlling shareholder may determine the direction of our most significant corporate initiatives.

Our direct controlling shareholder, Anheuser-Busch InBev SA/NV, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), holds approximately 72.0% of our total and voting capital stock, as of December 31, 2022.

ABI indirectly held shares issued by us representing 61.8% of our total and voting capital stock (excluding treasury shares), as of December 31, 2022. Thus, Anheuser-Busch InBev SA/NV has control over us, even though (1) ABI is subject to our shareholders’ agreement entered into by and between Interbrew International B.V., AmBrew S.à.r.l. and the minority shareholder, FAHZ, dated April 16, 2013 and effective as of July 2, 2019; and (2) ABI is controlled by Stichting Anheuser-Busch InBev, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by EPS Participations S.à.R.L.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.). For further information on our shareholders’ agreement, please see item 1.13 of This Reference Form.

Our controlling shareholder is able to elect the majority of the members of our Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and Bylaw amendments.

Additionally, our controlling shareholder may have interests that differ from ours and may vote in a way that is adverse to the interests of our other shareholders. In addition, any reputational issues associated with our (direct or indirect) shareholders may adversely affect the trading price of our shares.

Under the Brazilian Corporations Law, the protections afforded to minority shareholders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions.

(c)	Subsidiaries and affiliates

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, advances between related parties, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. For illustration purposes, 46.5%, which is equivalent to R$ 37.1 billion of our total net revenues of R$ 79.7 billion in 2022 came from our foreign subsidiaries. Some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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If we are not able to obtain sufficient cash flows from our direct or indirect foreign subsidiaries, this could negatively impact our business, results of operations and financial condition because it may constrain us from paying all of our obligations.

(d) Our managers

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise and considering diversity attributions, whenever applicable. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions, with its particular social contexts. Key employees may choose to leave their employment for a variety of reasons, in which case the impact of the departure of key employees cannot be determined, and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost and our ability to convey, maintain and monitor the culture of a safe, friendly and non-discriminatory work environment. It is not certain that we will be able to successfully attract and retain key employees, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

(e) Our suppliers

We rely on external suppliers for our production and distribution, and the termination or modification of the arrangements with such third parties, or non-compliance with our ESG guidelines or any laws and regulations by them could negatively affect our business.

We rely on external suppliers for a range of raw materials necessary to our beer and non-beer products, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption of these supplies. The termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could have a material adverse effect on our business, results of operations, cash flows and/or financial condition.

We have also entered into contracts with third parties to provide transportation and logistics services. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating condition. In addition, the majority of our suppliers of transportation operate under concessions granted by the Brazilian government and the loss or non-renewal of such concessions may also adversely affect our results of operations and financial condition.

Moreover, if any of our suppliers and/or service providers fails to comply with laws or regulations, or applicable corporate policies and/or specific contractual clauses determined by us, including binding sustainability and ESG practices, including social, environmental, climate, integrity, and labor laws, we may be subject to fines, administrative and legal proceedings, or other measures with an adverse impact on our business, results of operations and reputation. For further information, please see item 4.4 et seq. of this Reference Form.

Additionally, we have licenses to bottle and/or distribute brands held by companies over which we do not have control. If we are unable to maintain such arrangements on favorable terms, this could have a material adverse effect on our business, results of operations, cash flows and financial condition.

(f) Our clients

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

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We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, health concerns, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, consumer concerns regarding environmental impact caused by the products and their manufacturing, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of our business segment. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

(g) Sectors of the economy in which the issuer operates

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of production is directly associated with commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated significantly in 2022. An increase in commodities prices directly affects our operating costs. Although our current policy is to mitigate our exposure risks regarding changes in commodity prices, we cannot assure that such hedging mechanisms will be always possible or available at reasonable costs at all times in the future.

Negative publicity focusing on us or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over problems related to (i) alcoholism, including drunk driving; (ii) underage drinking; and (iii) health consequences resulting from the misuse of beer and soft drinks (for example, alcoholism and obesity). Factors such as negative publicity regarding the consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks in general could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their consumption patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. We are subject to the risk of exposure to negative publicity or fake news, in particular in relation to our businesses, adverse environmental impacts, taxes, labor rights, corporate transparency, local work conditions, among others. Negative publicity or fake news that materially damages our reputation or of one or more of our brands could have an adverse effect on us or on the value of that brand and subsequent revenues from that brand, which could adversely impact our business, results of operations, cash flows and financial condition.

Competition could lead to a reduction of our margins, increase our costs and adversely affect our profitability.

We compete with both brewers and other beverages companies. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate.

Furthermore, the beverage market is becoming more complex and sophisticated due to consumer preferences and changes in their preferences. Competition may divert consumers and customers from our products. Competition in the various markets in which we operate could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, without we are being able, on the other hand, to increase prices to recover higher costs, and thereby cause us to reduce margins and/or lose market share. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Moreover, innovation faces inherent risks, and the new products we introduce may not be successful among consumers and customers, while competitors may be able to respond more quickly than we can to new trends.

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, price and subjective preferences. Some of our competitors may have marketing investments

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substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, our market share and results may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.

Additionally, the absence of equal competitive conditions, granting of tax subsidies, unfair or illicit practices, tax evasion and corruption may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

If we do not successfully comply with applicable anti-corruption laws and regulations, intended to fight government corruption in the countries where we sell our products, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales.

We are subject to the risk that our management, employees or other representatives may take actions that violate the applicable anti-corruption laws and regulations, such as the Brazilian Federal Law No. 12,846/2013 (“Brazilian Anti-Corruption Law”) and the U.S. Foreign Corrupt Practices Act (“FCPA”).

The Brazilian Anti-Corruption Law imposes strict liability on companies for certain acts against the public administration, including corrupt acts involving public officials, whether foreign or local. Under the Brazilian Anti-Corruption Law, companies may be held liable for such acts and face administrative and judicial sanctions, including severe fines and disgorgement of profits, among other sanctions. When imposing sanctions under the Brazilian Anti-Corruption Law, Brazilian authorities may consider whether a company has implemented an effective anticorruption compliance program.

Notwithstanding the Brazilian Anti-Corruption Law and related enforcement efforts, Brazil, as well as other countries in which we operate, still has a perceived elevated risk of public corruption. To a certain degree, that may leave us exposed to potential violations of the Brazilian Anti-Corruption Law, FCPA or other applicable anti-corruption laws and regulations.

Additionally, in the ordinary course of business, we regularly contract and deal with business partners and consulting firms. Some of these third parties have been managed or controlled by former government officials. Because Brazilian authorities are conducting ongoing investigations that target certain consulting firms and business partners that we previously engaged, we have been cited as clients in connection with such investigations.

In the third quarter of 2019, there were news reports regarding alleged leaks of statements about us by a former consultant, Mr. Antonio Palocci, in a legal procedure to which we subsequently had access. In this regard, we have not identified evidence supporting Mr. Palocci’s claims of illegal conduct by us and we remain committed to monitoring this matter.

We have implemented an anti-corruption compliance program designed to detect, prevent and remediate violations of applicable anti-corruption laws. Nevertheless, there remains certain level of risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating and remediating such potential misconduct. Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our management, employees or other representatives (agents or other business partners).

If we are not in compliance with anti-corruption and other similar laws, such as the Brazilian Anti-Corruption Law and FCPA, we may be subject to administrative, civil and criminal penalties, and other remedial measures, which could harm our brand and reputation, and have a material adverse impact on our business, financial condition, results of operations and prospects. Adverse press coverage also may result from having our name or brands associated with any misconduct and, even if unwarranted or baseless, could damage our reputation, brands and sales. Therefore, if we become involved in any investigations, notices or other proceedings under the FCPA, the Brazilian Anti-Corruption Law or other applicable anti-corruption laws, in Brazil or in other countries where we operate, our business could be adversely affected.

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(h) Regulation of the sectors in which the issuer operates

Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in levels of taxation in the countries in which we operate could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the countries’ governments will not increase current tax levels and that this will not impact our business.

For instance, in May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 reducing the rate of the Excise Tax (Imposto sobre Produtos Industrializados), or IPI Excise Tax, applicable to transactions with concentrate units and, in so doing, effectively reduced the value of the IPI Excise Tax presumed credits that we had recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%, which was later revoked by the Decree No. 10,554/2020. Since then, other decrees were issued with temporary rates applicable to transactions with concentrate units. In 2022, Brazilian Federal Government altered IPI Excise Tax rates levied on transactions with several products, including beer, soft drinks and soft drinks concentrate units. As for concentrate units, the IPI Excise Tax rate was fixed in 8% (Decree No. 11,182/2022).

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piauí, Rio Grande do Norte, Roraima, Sergipe, Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while both the States of Minas Gerais and Rio de Janeiro decreased their ICMS value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively).

Recently, the STJ judged Recurring Matter No. 1,182, which discusses the possibility of excluding tax benefits related to ICMS, - such as reduction in the tax base, rate reduction, exemption, deferral, among others - from the IRPJ and CSLL tax bases (extension of the understanding executed in ERESP 1.517.492/PR, which excluded the presumed ICMS credit from the IRPJ and CSLL tax bases). From the terms of the decision, we understand that, for the time being, the gains arising from the concerned tax incentives are not subject to IRPJ and CSLL when observing the requirements of Art. 30 of Law No. 12,973/2014. We await the formalization of the appellate decision to assess possible impacts.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities and we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

Furthermore, currently, there are tax reform proposals pending evaluation by the Brazilian Congress. Among the proposals being evaluated, there is the possibility of a complete or partial modification of the consumption and income taxation systems. As per the income taxation, Congress is discussing possible changes on corporate rates (legal entities) as a means of balancing the impact of a possible taxation on dividends, as well as other changes that might impact its tax base, including attributes such as the deductibility of interest on net equity, incentives, among other changes. With regards to the consumption taxation system, proposals suggest extinguishing all or some of the federal taxes, namely IPI Excise Tax, PIS and COFINS, as well as the state tax, ICMS, and the municipal tax, ISS, for the purposes of implementing new taxes to be levied upon consumption transactions. The implementation of a tax reform or of any modifications to the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies could directly or indirectly impact our business.

We are subject to regulations in the countries in which we operate and we may have our activities impacted by foreign legislation regarding social, environmental and climate issues.

Our activities are regulated by federal, state and municipal laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, environmental aspects, distributor relationships, retail execution, sales and data privacy, among others. In addition, as a public company in Brazil an in the USA, we are also subject to the Brazilian and U.S. securities laws and the oversight of the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) and the U.S. Securities and Exchange Commission (“SEC”), in connection with our securities. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and other penalties. We may be subject to demands involving claims that we have not complied with existing

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laws and regulations, which could result in fines, penalties and additional obligations, such as disclosure of additional information, change of current practices, among others.

In Brazil, the Ministry of Agriculture and Livestock (“MAPA”) and its local departments are responsible for the registration, standardization, classification, labelling and for the inspection and surveillance of beverage production and commerce. MAPA regulation sets forth that the registration of establishments and beverages products is valid throughout the country and must be renewed every ten years, except for imported beverages that do not require registration with the MAPA. Moreover, some products and beverages (i.e., energy drinks) may be subject to prior registrations or post-production regulations issued by the Brazilian National Health Surveillance Agency (“ANVISA”).

We may be subject to laws and regulations aimed at reducing the availability of beer and soft drinks in some of the markets we operate to address alcohol abuse, underage drinking, health concerns and other social issues. For example, certain Brazilian states and small municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of soft drinks in schools and imposing restrictions on advertisement of alcoholic beverages. In addition, the Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer, which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. Furthermore, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These restrictions may adversely impact our results of operations.

We may be unable to timely comply with recently enacted laws and regulations in the countries we operate or to comply with laws and regulations in countries we recently started to operate. There is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic beverages and soft drinks. Compliance with such restrictions can be costly and, consequently, affect earnings in the countries in which we operate. Additionally, the trend towards the multiplication of regulations aimed at regulating ESG issues in the international jurisdictions where we are headquartered and/or we conduct our businesses can result in complex regulatory obligations, with compliance actions to be implemented throughout the value chain, including operations located in other countries where Ambev operates, which may lead to high compliance costs and, in the event of non-compliance, reputational, financial and operational damage, as well as limitations on accessing external consumer markets.

We are subject to antitrust laws in Brazil and other countries.

As any company operating in Brazil, we are subject to the Brazilian antitrust legislation, which sets forth the conduct that should be considered a violation to the economic order and the penalties applied. We hold a substantial share of the beer market in Brazil and thus we are subject to scrutiny and enforcement by Brazilian antitrust authorities (mainly the Administrative Council for Economic Defense - CADE). From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims initiated by CADE or arising from allegations of violations of laws or regulations, either from competitors, clients and third parties. Therefore, we cannot assure you that Brazilian antitrust regulation and decisions will not affect our business in the future.

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia, Canada, Uruguay, Paraguay, Panama and the Dominican Republic, in which our operations are subject to scrutiny by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political circumstances have a direct impact on our business and may adversely impact our income and the market price of our shares and ADRs.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which has historically changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other monetary policies have involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the “freezing” of bank accounts, which occurred in 1990.

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Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including us, our business, inputs and products, distribution, sales structure and financial condition, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•      devaluations and other exchange rate movements;

•      inflation;

•      investments;

•      exchange control policies;

•      unemployment levels and labor regulation;

•      social instability;

•      price instability;

•      energy shortages;

•      water shortages or rationing;

•      natural and other disasters, including large scale epidemics and pandemics;

•      interest rates and monetary policies;

•      liquidity of domestic capital and lending markets;

•      growth or downturn of the Brazilian economy;

•      import and export controls;

•      exchange controls and restrictions on remittances abroad;

•      response to COVID-19 pandemic, including social benefits and restriction of businesses operations;

•      changes in environmental and climate legislation;

•      fiscal policy and changes in tax laws; and

•      other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility and lack of liquidity in the Brazilian capital market and securities issued by Brazilian companies. For example, the deterioration in federal, state and municipal governments’ fiscal results in recent years has led to an unprecedented increase in gross debt, as well as in the Gross Debt to GDP ratio, which led Brazil to lose its investment grade from credit rating agencies, decreasing the influx of foreign capital and contributing to a lower level of economic activity. In addition, the Brazilian economy has experienced a sharp drop in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian federal government.

We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further impacted 2021, which, coupled with government stimulus reduction, amplified the uncertainty by adding volatility to the market through accelerated inflation, lower disposable income and higher SELIC rates in Brazil.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADRs.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 4.52% in 2020, 10.06% in 2021 and 5.79% in 2022. Brazil may experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest

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rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Recently, inflationary pressures have increased, including as a result of the ongoing COVID-19 pandemic, which has led to the return of a more restrictive monetary policy.

The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil) (COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the SELIC official interest rate oscillated from 2.75% in March 2021 to 9.75% in the end of 2021, with further increases in February, March, May and June 2022. As of the date hereof, the SELIC rate was 13.75%. We cannot assure you that inflation will not affect our business in the future. In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

A failure by the Brazilian government to implement reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our businesses, financial condition and results of operations.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages, soft drinks and other non-alcoholic beverages, as well as our results of operations. Moreover, the instability and uncertainty in the Brazilian economic and political scenario may continue to adversely affect the demand for our products, which, in turn, may negatively impact our operations and financial results.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. For example, presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results. On January 8, 2023, protesters stormed government buildings in Brasilia, the country’s capital, including the Congress, the Supreme Court and the Presidential Palace, which prompted the Supreme Court to order participants and certain politicians to be imprisoned and resulted in new investigations. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months as the country awaits definition regarding the political and economic agenda of the new administration, which could contribute to increased macroeconomic and political instability.

Further, during the term of the former president Jair Messias Bolsonaro, who remained president until January 1, 2023, there were several inquiries related to potential misconduct, including a Supreme Court investigation focused on the president’s handling of the COVID-19 pandemic. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition and results of operations, as well as the market price of our common shares.

(i) Foreign countries where the issuer operates

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

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We own 100% of the total share capital of Latin America South Investment, S.L. (“LASI”), the net revenues of which corresponded to 21.8% of our consolidated results of operations in 2022. Considering that LASI is a holding company with operating subsidiaries in Argentina and other South American countries, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in 2020, 2021 and 2022 relative to the U.S. dollar), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014 and the interest payment default on its debt in 2020), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, the new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

The 2020, 2021 and 2022 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. For further information, please see risk factor “Our results of operations are affected by fluctuations in exchange rates and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance” above.

Following the categorization of Argentina in our results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29/CPC 42) and the consolidation of the results of our operations in Argentina is now carried out in accordance with the rules defined in the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42).

In 2020, the Argentine government implemented multiple measures in response to the economic crisis resulting from the COVID-19 pandemic, including increased health spending, financial support for workers (including funding of wages), vulnerable groups and certain industry sectors, as well as price controls. In 2021, these actions were further enhanced with the freezing of housing rental prices (coupled with the prohibition of evictions upon payment delays), temporary suspensions of service interruption due to non-payment, extension of credit card payment deadlines and reduced fees on public transportation. Argentina’s inflation reached 95% in 2022 with the Central Bank increasing its reference interest rate (BADLAR) by nearly 35pp, ending the year at 69%, in an attempt to prevent further devaluation of the currency that went from 102 ARS/USD to 177 ARS/USD (a 72% devaluation).

In light of the country’s ailing economy and market’s concerns as to the current administration’s commitment to fiscal responsibility, which includes a recent increase in corporate income tax, our liquidity and operations, as well as our ability to access funds from Argentina, could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, on November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo) was returned to power and obtained an absolute majority in the parliament after a one-year interregnum following the ballot in 2019. In March 2021, Jeanine Anez, the former Bolivian interim president appointed as the most senior parliamentarian, was charged with terrorism, sedition and conspiracy as part of a coup to depose longtime former president Evo Morales and has been detained since then.

Furthermore, In December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan includes aspects such as increasing taxes on the richest population and large companies, ending the current pension system and creating a universal fund to finance public and private health. Even though Chile’s GDP grew by nearly 2.5% in 2022, it has slowed down versus 2021 as tighter financial conditions, the withdrawal of pandemic-related support measures and rising

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inflation dampened household consumption. It is difficult to assess the impact that the changes to the Bolivian and Chilean political scenario, as well as other Latin American countries, will have on their respective economies and, as a result, on our future operations and financial results.

Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition and results of operations.

Deterioration in economic and market conditions in Brazil and other emerging countries, as well as in developed economies (including as a result of the COVID-19 pandemic), may adversely affect the price of our securities.

Political, economic and market conditions in Brazil and other emerging countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, historically caused volatility in the Brazilian stock market and other emerging countries. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which affected and may adversely affect investors’ interest in the securities of Brazilian issuers, such as Ambev.

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets and commodity prices, including as a result of the conflict between Ukraine and Russia.

More recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe. Therefore, the market value of our securities may be adversely affected by events occurring inside and outside of Brazil, such as the emergence or continuation of widespread health emergencies or pandemics, military conflicts, including the increased military tension between Russia and Ukraine, terrorism or other geopolitical events. Additionally, monetary policy changes and/or implementation of protectionist policies in the United States and other relevant countries for the international economy may impact, directly or indirectly, the economy in the countries where we operate, generating several risks, especially exchange rate change, interest rate and increase in the price of commodities, and, consequently, affecting our results.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba is still targeted by comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Ambev, through its Canadian subsidiary, Cerbuco Brewing Inc., (“Cerbuco”), owns 50% of Cerveceria Bucanero S.A. (“Bucanero”), a Cuban company in the business of producing and selling beer. The remaining 50% of Bucanero’s share capital is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, please see item 4.7 of this Reference Form.

Bucanero’s main brands are Bucanero and Cristal. In 2022, Bucanero sold 0.70 million hectoliters of beer, representing about 0.38% of our total volume of 185.7 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department jointly administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from – or reporting of interests in companies that do business with countries designated as state sponsors of terrorism. On January 11, 2021, the United States government designated Cuba as a state sponsor of terrorism, a list from which Cuba had previously been removed in 2015. If U.S. investors decide to liquidate or

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otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

Also, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.

The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act had previously been suspended by discretionary presidential action following its inception in 1996, on May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain for us how the activation of Title III of the Helms-Burton Act may impact our U.S. litigation exposure due to such notices of claims. ABI has received notices of claims based on the Helms-Burton Act.

The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments, which are highly uncertain and unpredictable and may result in a material adverse effect on our business, financial condition, results of operations and cash flow.

Outbreaks or potential disease outbreaks may have an adverse effect on our operations. Historically, some epidemics and regional or global outbreaks, such as the one caused by the Zika virus, the Ebola virus, the H5N5 virus (popularly known as avian influenza), the foot and mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS) and the Severe Acute Respiratory Syndrome (SARS), have affected certain sectors of the economy in the countries where these diseases have spread. On March 11, 2020, the World Health Organization (“WHO”) declared a pandemic due to the global spread of COVID-19, a disease caused by the new coronavirus (Sars-Cov-2), or COVID-19. This spread has generated significant macroeconomic uncertainties, volatility and disruption. In response, many governments have implemented policies designed to prevent or delay the spread of the disease, such as the restriction on circulation of people and even social isolation, and some of these measures may remain in place for an extended and uncertain period.

During 2020 and 2021, as the COVID-19 pandemic progressed in the countries in which we operate, including Brazil, Argentina, Canada and several other countries in Central and South America, states and municipalities have adopted guidelines that varied in terms of scope and intensity to control the spread of COVID-19, such as the restriction on circulation of people and social distancing, which resulted in the closing of and operating restrictions on stores, restaurants, hotels, shopping centers, crowded areas, parks and other public spaces. In 2022, most of such restrictions were raised throughout the first half of the year as a result of improvements in the control of the pandemic. While these restrictions were in effect, they have changed consumer behavior and the dynamics of on-trade (e.g., bars and restaurants) and off-trade (e.g., supermarkets) channels, which adversely impacted our profitability. This changed dynamics had a severe effect on emerging market countries, such as Bolivia and Panama, where the on-trade channel is the predominant consumption occasion for consumers.

The dissemination of COVID-19 made us change our business practices (including additional hygienic practices for workplaces and employees, in addition to canceling in-person meetings, events and conferences) during the pandemic. We may take additional actions, as required by government authorities, or as determined by management, considering the best interests of our employees, customers and business partners. We cannot guarantee that these measures will be sufficient to mitigate the risks posed by the pandemic or that they will meet the demands of government authorities.

The extent to which the COVID-19 pandemic will continue to affect our business, financial condition, results of operations or cash flows will depend on future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even two years after the COVID-19 pandemic started, our business

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continues to suffer adverse and material impacts due to the global or regional economic impact, including recession, economic slowdown or increase in unemployment levels, which may affect the purchasing power of our customers.

In addition, we cannot guarantee that other regional and/or global outbreaks will not occur. If they do, we cannot guarantee that we will be able to take the necessary measures to prevent an adverse impact on our businesses of equal or greater dimension than the impact caused by the COVID-19 pandemic, in case of new regional and/or global outbreaks, or new large-scale waves of COVID-19.

Any outbreak of a disease that affects human behavior or that requires public policies to restrict the circulation of people and/or social contact may change consumer behavior, having an adverse impact on our business, as well as on the economies in the countries in which we operate. Disease outbreaks may also make it impossible for our employees and customers to go to our facilities (including for preventative reasons or avoiding large-scale contamination), which would adversely affect the development of our business.

As there are no comparable recent events that can provide us with guidance regarding the effect of a severe global pandemic, we cannot predict the final impact of the COVID-19 outbreak. Finally, the impact of the COVID-19 pandemic can also precipitate or exacerbate the other risks described in this Reference Form.

(j) Social issues

We are subject to obligations imposing respect for human rights of all stakeholders, which may cause us to incur additional costs, as well as significant contingencies related to social issues.

Exposure to social risks varies according to the specific characteristics of each company, its sector of activity and its geographic location, so that each company must consider such peculiarities to define the social risks considered material, according to its strategy and model of business. In general, social risks arise from the potential and effective adverse impacts of its business activities on the human rights of all stakeholders involved in its operation, including its own employees, consumers, suppliers, investors and the local community where a company operates, these being connected directly or indirectly to its activities.

If the measures we adopt are not sufficient to prevent, manage and mitigate the social risks applicable to our business, we will consequently be exposed to legal, regulatory, operational and reputational risks, which can materialize in different ways.

We are also required to guarantee dignified working conditions for our employees, ensuring their health, safety, well-being and their right to associate and participate in unions, in compliance with local laws and regulations, respecting human rights. A workplace identified as dangerous, hostile or discriminatory may result in legal contingencies and inhibit our ability to attract and retain talent, negotiate with associations and unions, prevent incidents of health and safety at work, and drive innovation.

Similarly, if we do not take well-structured initiatives that are integrated into long-term planning to foster diversity, equity and inclusion, both in our staff and in the structure of the statutory bodies and leadership, we may be challenged, including judicially, about the absence of clear goals and effective actions in this area.

There is no guarantee that we will be able to properly manage the social risks mentioned above, meeting all national and international parameters and guidelines, which, consequently, may harm our operating results and reputation.

(k) Environmental issues

Our operations are subject to a broad environmental legislation, the non-compliance of which may pose significant financial, operational, reputational and regulatory risks related to environmental issues for us.

Our operations are subject to a wide variety of federal, state and municipal environmental laws and regulations related to the licenses or authorizations necessary for the development of our business regarding the installation and operation of our projects and activities, the use of water resources, solid waste management, removal of vegetation, impact on protected areas, use of forestry products or raw materials, among other aspects possibly related to our activities.

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Our activities require the constant obtaining and renewal of environmental licenses and authorizations, which depend on the installation and operation of activities and undertakings considered by the competent environmental agency as potentially polluting the environment. Technical difficulties, non-compliance with the related environmental legislation and the technical conditions established in the environmental licenses and authorizations may have harmful effects on our business, since they may subject us to the imposition of various administrative sanctions (such as simple or successive fines, interruption or suspension of activities, embargo or closure of undertakings, revocation of licenses and authorizations, as applicable), payment of costs for the recovery of degraded areas and environmental regularization (resulting from environmental compensation and embargo, for example), as well as accountability in the civil, administrative and criminal spheres, as the case may be. There is no guarantee that we, even adopting appropriate practices and processes, will not incur environmental liability or that these applicable environmental laws and regulations will not change or become more stringent in the future. In this sense, non-compliance with the applicable legislation and the technical conditions established in the licenses and authorizations may harm our reputation, operating results and financial health.

As the scrutiny of environmental authorities, society and investors regarding our compliance with environmental legislation in the various federative spheres, as well as in the countries in which we operate, has become increasingly rigorous, our costs to comply with environmental regulation, improve environmental practices and repair possible environmental damage can increase substantially in the future. Furthermore, processes related to environmental compliance can become more complex.

In this context, for the purpose of complying with current environmental legislation and addressing other environmental issues relevant to us, the following are considered material issues, arising from the activities developed by us, from a regulatory, operational and financial point of view: (i) the use of water resources; (ii) climate changes; (iii) solid waste management, reverse logistics and circular packaging; (iv) sustainable agriculture; and (v) responsible consumption. In view of their materiality, we internally manage the material topics by establishing and monitoring appropriate performance indicators to assess the variations, evolutions and challenges related to each of the aforementioned topics.

Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural factors (including floods and fires), social and technical factors (technological or human errors) or physical risks, such as large-scale epidemics and pandemics, including the COVID-19 pandemic, the occurrence of natural disasters, terrorist events, military conflicts, including the ongoing conflict between Russia and Ukraine, which could disrupt the operations of our suppliers, affect the price or availability of certain raw materials or commodities required for our products and adversely affect our operations, as well as other actions that may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution centers or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

(l) Climate issues, including physical and transition risks

Scarcity or poor quality of water may negatively affect our production costs and capacity.

We face risks related to water shortages. The availability of fresh water is a limited resource in many parts of the world, facing unprecedented challenges relating to climate changes and the resulting change in rainfall patterns and frequency of extreme weather conditions, overexploitation, increased pollution and poor water management. As the demand for water continues to increase worldwide, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increased production costs, capacity limitations or significant changes in water quality, which could adversely affect our business and results of operations.

Water shortages can result in business interruptions and/or reduced production and increased treatment costs. The availability of water is critical for our operations, as it is an essential input for the production of beer. Reduced water availability can also affect legislation regulating water use. In addition, water quality affected by scarcity can also affect water treatment costs and the ability to operate around the clock.

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Droughts can cause malting barley harvests to fail, especially in South America, where most barley is rain-fed, and the so-called meteorological droughts (short-term droughts and impacted by precipitation) can significantly affect barley crops yields.

Climate changes, or legal, regulatory or market measures to address climate changes, may negatively affect our business or operations.

There is a growing concern about adverse impacts caused by emissions of carbon dioxide and other greenhouse gases into the atmosphere, such as rising global temperatures, changing weather patterns and the increased frequency and severity of extreme weather events and natural disasters. If climate changes have a negative effect on agricultural productivity in the locations where we operate, we may be subject to reduced availability or the offer at less favorable prices for certain agricultural products that are necessary for our production process, such as barley, hops, sugar and corn. In addition, public expectations for reducing greenhouse gas emissions may result in increased cost of energy, transportation and raw materials, and may require us to make additional investments in facilities and equipment due to increased regulatory and/or social pressures. As a result, the effects of climate changes could have material adverse long-term impacts on our business and results of operations. Our operations are subject to physical risks, with impacts on the production capacity and delivery of services and products, resulting from the effects of climate changes. Tropical cyclones can cause disruptions and damage to businesses and breweries. Wildfires can cause malting barley crop failures, as occurred in 2021 in Canada, which led to significant crop failures. Non-seasonal rains can cause malting barley harvest failures, affecting barley quality. Changes in weather conditions can result in reduced malting barley yields. This reduction directly affects inputs for production and may consequently increase production costs and indirectly costs to markets. For instance, the growing demand for aluminum for packaging, combined with sourcing challenges, may result in higher procurement costs.

Our operations are also subject to transition risks such as: (i) regulatory changes on water use and prices, which may increase the price of water or cause interruptions in supply, affect the availability and license to operate in certain localities and countries; (ii) carbon pricing mechanisms (both taxes and emissions trading systems) that affect both direct operations and emissions from packaging materials throughout the supply chain, may result in higher operating costs for us. For example, the aluminum and glass production process are energy high and greenhouse gas emissions intensive. Depending on the country where materials are sourced from, there is potential associated with a high carbon cost and carbon pricing mechanisms; (iii) current and emerging energy and fuel regulations and taxes may increase direct operating costs, given that we are exposed to such fuel and energy taxes; and (iv) fluctuations in demand for inputs prone to low availability, such as aluminum, may affect production capacity and increase the cost of purchasing packaging for our products.

We announced our 2025 sustainability goals focused on smart agriculture, efficient use of water resources, recycling of packaging, as well as actions to tackle climate changes based on its ambition to achieve net zero emissions (i.e., a reduction of 90 % of greenhouse gas emissions offsetting residual emissions) across our value chain by 2040. If we fail to meet these goals for any reason, there is a risk of reputational damage, as well as possible questioning from our stakeholders. As a result, the effects of climate changes could have a material adverse long-term impact on our business and results of operations.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

Stakeholders concerns and changing consumer preferences for sustainable products could also result in reduced revenues if we are unable to meet these requirements.

(m) Other issues not included in the previous items

Not applicable.

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4.2 – Indicate the five (5) main risk factors, among those listed in item 4.1, regardless of the category in which they are inserted

We face operational risks that may result in partial or temporary suspension of our operations, which may adversely affect our financial condition and results of operations.

Our results of operations are affected by fluctuations in exchange rates and the depreciation of the real against other currencies, including the U.S. dollar, which may adversely affect our financial performance.

Failures in information technology, including those that affect the privacy and security of sensitive business and customer information, could harm our operations.

We depend on the reputation of our products and brands, and damage to their reputation may have an adverse effect on our results.

We are subject to risks related to pending legal and administrative proceedings, and unfavorable decisions regarding such proceedings may adversely affect our results of operations, cash flows and financial condition.

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4.3 - Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to exchange rate and interest rate risks

The Company describes below the risks that it is aware of and believes that currently may adversely affect it. Additional risks, which are currently not known to the Company or which the Company considers to be irrelevant, may also adversely affect the Company.

Foreign Exchange Risk

The Company incurs foreign exchange risk on loans, investments, purchases, dividends and interest income/expenses whenever they are denominated in a currency other than the functional currency of the Company or the concerned subsidiary.

From January 1, 2020 to December 31, 2022, the U.S. dollar appreciated 31.0% in relation to the real, and, as of December 31, 2022, the commercial exchange rate to buy U.S. dollars was R$ 5.28 per US$ 1.00.

The Company’s exposure to foreign currency creates market risks associated with variations in foreign exchange rates, primarily with regard to the U.S. dollar. By way of example, the Company’s foreign currency-denominated liabilities, as of December 31, 2022, included a debt of R$ 938.5 million.

As of December 31, 2022, the Company’s derivative transactions consisted of forward foreign exchange contracts, exchange rate swaps, options and futures contracts. The table below provides information about the most important foreign exchange rate-sensitive instruments as of December 31, 2022. The terms contracted for these instruments have been categorized according to the expected maturity dates.

	(in millions of Reais, except for percentages)
Derivative Instruments (1)	2023	2024	2025	2026	2027	Later	Total	Fair Value
BM&F Dollar Futures:
Notional Amount	2,626.97	-	-	-	-	-	2,626.97	21.22
Average Unit Price	5.41	-	-	-	-	-	5.41	-
FDF C$ x US$:
Notional Amount	1,410.43	-	-	-	-	-	1,410.43	57.21
Average Unit Price	5.00	-	-	-	-	-	5.00	-
FDF C$ x EUR:
Notional Amount	32.20	-0.00	-	-	-	-	32.20	1.91
Average Unit Price	5.30	-	-	-	-	-	5.30	-
NDF ARS x US$:
Notional Amount	1,259.43	-	-	-	-	-	1,259.43	(29.74)
Average Unit Price	5.18	-	-	-	-	-	5.18	-
NDF CLP x US$:
Notional Amount	745.52	-	-	-	-	-	745.52	(35.56)
Average Unit Price	5.56	-	-	-	-	-	5.56	-
NDF UYU x US$:
Notional Amount	206.72	-	-	-	-	-	206.72	(15.44)
Average Unit Price	5.87	-	-	-	-	-	5.87	-

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NDF BOB x US$:
Notional Amount	424.25	-	-	-	-	-	424.25	(15.41)
Average Unit Price	5.62	-	-	-	-	-	5.62
NDF PYG x US$:
Notional Amount	708.74	-	-	-	-	-	708.74	13.30
Average Unit Price	5.23	-	-	-	-	-	5.23	-
NDF MXN x US$:
Notional Amount	95.48	-	-	-	-	-	95.48	6.10
Average Unit Price	0.24	-	-	-	-	-	0.24
NDF US$ x R$:
Notional Amount	41.02	-	-	-	-	-	41.02	(188.65)
Average Unit Price	0.25	-	-	-	-	-	5.54

(1) Negative notional amounts represent an excess of liabilities over assets at a given moment

Commodity Risk

This risk involves the possibility of fluctuations in the prices of the products sold by the Company or by its subsidiaries, or in the price of raw materials and other inputs used in the production process. Since it operates in a commodities market, sales revenues and costs of sales of the Company and its subsidiaries can be affected by changes in the international prices of the products they sell and the raw materials they purchase.

The Company uses a large volume of agricultural goods to manufacture its products, including barley and hops for beer, sugar, guaraná and other fruits and sweeteners for soft drinks. The Company purchases a significant part of its barley and all of its hops outside of Brazil, and purchases the remaining barley, sugar, guaraná and other fruits and sweeteners on the domestic market. The Company also purchases significant amounts of aluminum cans.

Currently, adequate supplies of the commodities that it uses are currently available; however, it cannot predict the future availability of these commodities or the prices that will have to be paid for them. The commodity markets have experienced and will continue experiencing price fluctuations. The Company believes that the future price and supply of agricultural products will be determined, among other factors, by the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; it also believes that aluminum and sugar prices will be strongly influenced by prices on international markets.

The Company pays for all the hops it procures on international markets outside of South America in US Dollars. Moreover, despite procuring aluminum cans and sugar in Brazil, the prices it pays are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2022, the Company’s operations in commodity derivatives consisted of contracts for sugar, wheat, aluminum, corn, oil and resins. The table below provides information on the most important instruments sensitive to commodity risks as of December 31, 2022. The terms contracted for these instruments have been categorized based on the foreseen maturity dates and are measured at market prices.

Commodities Derivatives Maturity Schedule as of December 31, 2022
Derivative instruments(1)	2023	2024	2025	2026	2027	After	Total	Fair Value
(in millions of Reais, except price per tonne/gallon/barrel/gigajoule)

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Sugar Derivatives:
Notional Amount	350.0	95.2	-	-	-	-	445.2	22.5
Average Price (R$/tonne)	2,006.5	2,027.6	-	-	-	-	2,011.0
Wheat Derivatives:
Notional Amount	160.9	-	-	-	-	-	160.9	(26.4)
Average Price (R$/tonne)	1,788.4	-	-	-	-	-	1,788.4
Aluminum Derivatives:
Notional Amount	3,102.9	-	-	-	-	-	3,102.9	(162.1)
Average Price (R$/tonne)	12,444.5	-	-	-	-	-	12,444.5
Corn Derivatives:
Notional Amount	627.6	-	-	-	-	-	627.6	(19.9)
Average Price (R$/tonne)	103.4	-	-	-	-	-	103.4
Resin Derivatives:
Notional Amount	473.3	-	-	-	-	-	473.3	(89.4)
Average Price (R$/tonne)	6,216.7	-	-	-	-	-	6,216.7

(1) Negative notional amounts represent an excess of liabilities over assets at a given moment.

A significant portion of our production costs include commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2022. The increase in these commodities’ prices affects our operating costs directly. Although our current policy is to mitigate our exposure to risks associated with commodity prices, we cannot guarantee that such hedging will be possible at all times in the future.

Commodities	Highest Price	Lowest Price	Average 2022	Fluctuation
Aluminum (US$/metric tons)	3,875.5	2,106.5	2,703.4	-16%
Sugar (US$/pounds)	21.0	17.4	18.8	6%
Corn (US$/bushel)	818.3	564.3	693.9	14%
Wheat (US$/bushel)	1,425.3	705.5	901.7	3%
PET (US$/metric tons)	1,459.3	887.4	1,102.8	10%

Sources: Aluminum LME (LA1 Comdty), Sugar ICE (SB1 Comdty), Corn CBOT (C 1 Comdty), Wheat CBOT (W 1 Comdty) and PET hedging made via Paraxylene (PFR1 Comdty).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate volatility regarding existing debt issues at pre-fixed rates, existing debt issues at variable post-fixed rates, forward currency swaps and futures agreements, cash and cash equivalents and short-term financial investments.

Part of the floating rate debt incurs interest at the TJLP (Long-Term Interest Rate). During the period shown below, the TJLP was:

	2022	2021
4th Quarter	7.20	5.32
3rd Quarter	7.01	4.88
2nd Quarter	6.82	4.61

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1st Quarter	6.08	4.39

Sensitivity analysis

The Company has identified the main risk factors that could lead to losses in its transactions with derivative financial instruments and, therefore, it has developed a sensitivity analysis based on three scenarios that may affect its future results and/or cash flows, as described below:

1 – Probable Scenario: management’s expectation of deterioration in the principal risk factor of each transaction. To estimate the possible effect on the results from derivative transactions, the Company calculates Value at Risk –parametric VaR. VaR is a statistical measurement arrived at by estimating standard deviations and correlations between the returns from the different risk factors. The outcome of this model is the expected stop-loss for an asset during a given time frame and reliability interval. According to this methodology, we have used as calculation parameters the potential exposure of each financial instrument, a reliability interval of 95% and a horizon of 21 days commencing December 31, 2022, which are shown in the module.

2 – Adverse Scenario: a 25% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2022.

3 - Remote Scenario: a 50% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2022.

Transaction	Risk	Fair Value	Probable Scenario	Adverse Scenario	Remote Scenario

Commodities hedge	Decrease in commodities prices	(275,367)	(466,332)	(1,477,838)	(2,680,309)
Input purchase		275,367	466,332	1,477,838	2,680,309
Foreign exchange hedge	Foreign currency depreciation	(172,287)	(425,522)	(3,933,139)	(7,693,990)
Input purchase		172,287	425,522	3,933,139	7,693,990
Costs effects		0	0	0	0
		0	0	0	0
Foreign exchange hedge	Foreign currency depreciation	(3,858)	(5,198)	(60,561)	(117,263)
Capex purchase		3,858	5,198	60,561	117,263
Fixed assets effects		0	0	0	0
		0	0	0	0
Foreign exchange hedge	Foreign currency depreciation	(4,080)	(5,050)	(55,307)	(106,533)
Expenses		4,080	5,050	55,307	106,533
Expenses effects		0	0	0	0
		0	0	0	0
Foreign exchange hedge	Foreign currency depreciation	0	0	0	0
		0	0	0	0
Indebtedness		0	0	0	0
Interest hedge	Increase in interest rate	0	0	0	0
Interest expenses		0	0	0	0
Debt effects		0	0	0	0
		0	0	0	0
Equity Instrument Hedge	Stock exchange price depreciation	0	0	0	0

105

	0	0	0	0
Expenses	0	0	0	0
Equity effects	0	0	0	0

106

4.4 - Describe the judicial, administrative or arbitration proceedings to which the issuer or its subsidiaries is/are party(ies), specifying between labor, tax, civil, environmental and others: (i) that are not confidential, and (ii) that are material to the business of the issuer or its subsidiaries

The Company and its controlled subsidiaries are parties to judicial and administrative proceedings, of a labor, tax and civil nature, as described below, arising from the normal course of its operations, with probable, possible and remote chance of loss. The provisions of the Company and its controlled subsidiaries are registered in accordance with the applicable accounting rules, based on the individual analysis of each proceeding by its internal and external attorneys, with provisions for proceedings assessed by its legal advisors being set up for proceedings with a probable chance of loss.

For purposes of this item 4.4, the Company considers in its materiality analysis the capacity that the information would have to influence investment decisions, based on quantitative criteria combined with qualitative criteria. The quantitative criterion covers proceedings that may have a significant impact on the Company’s equity or business. The qualitative criterion considers available evidence and precedents based on the analysis of case law, legislation and, mainly, the facts that encompass the specific claim, of proceedings that deal with sensitive matters, especially those that represent potential risks to the image of the Company and its subsidiaries.

Labor claims

As of December 31, 2022, the Company and its controlled subsidiaries were parties to approximately 18,000 labor claims filed by former employees and outsourced employees. The claims primarily involve matters concerning overtime, dismissals, severance payments, health hazard and risk premiums, supplementary retirement benefits, social security contributions, charges, among other issues, all of them of legal or administrative nature.

As of December 31, 2022, the Company’s management estimated the losses in labor claims considered to have a probable chance of loss to be approximately R$ 132 million, for which provisions of the same amount were registered. As of December 31, 2022, the Company was party to labor claims with a total chance of possible loss estimated at R$ 179.4 million.

Below is the labor suit individually considered relevant to the business of the Company and of its subsidiaries:

1 – Administrative Proceeding No. 14152.071101/2021-79 (ref. to the main Labor Assessment No. 22.101.461-6)
Court	MTP/SP - Ministry of Labor and Social Security.
Level	Lower Court.
Date filed	05/13/2021.
Parties to the proceeding	Plaintiff: MTP/SP Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 9,258.19.

107

Main facts	Labor assessment No. 22.101.461-6 in which the Company was notified, in May 2021, by the Brazilian labor authorities as a result of the working conditions of twenty-three (23) employees of Transportadora Sider Limeira EIRELI (“Sider”), a transportation company hired by the Company, on a recurring one-time basis, which was also notified, as well as a third-party competitor of Ambev, for which Sider had also provided transportation services. Said labor assessment gave rise to another ten (10) labor assessments drawn up against the Company and the other companies involved (Sider and the third-party competitor), regarding related secondary deficiencies, such as deviation of working hours, inadequacy of sanitary and meal facilities and the condition of availability of drinking water, which are not materially relevant. In this proceeding, the Company was held jointly and severally liable for alleged human rights violations committed by Sider in relation to the working conditions of 23 foreign employees, pursuant to the Brazilian labor law, including violations of article 444 of Decree-Law No. 5,452 and of article 2-C of Law No. 7,998. After holding a hearing with the Federal Government’s Public Defender’s Office, Sider entered into an agreement with these foreign employees, paying them (i) severance pay and (ii) compensation for pain and suffering. In June and July 2021, the Company presented an administrative defense against all labor assessments. In January 2023, an order was issued determining the reopening of the period for presenting a defense. In February 2023, the administrative defense was resubmitted. In March 2023, the procedure was distributed to the Labor Auditor for analysis and decision proposal. The other inspections are in progress and Ambev strongly contests any involvement in the alleged facts underlying these inspections. In May 2023, the Ministry of Labor notified Ambev about the validity of the main labor assessment and other nine (9) of the ten (10) related secondary labor assessments. Ambev has administratively appealed against the decisions of validity and strongly contests any involvement in the alleged facts underlying these inspections.
Summary of decisions upon the merits rendered	In the main Labor Assessment, No. 22.101.461-6, the decision was based on safety, hygiene and health standards for workers, and on the labor protection provisions provided for in art. 444 of the Labor Laws Consolidation, c/c art. 2-C, of Law No. 7,998, of January 11, 1990, establishing a fine in the amount of R$ 408.24. In the other case records, the basis for the decision was also due to the safety, hygiene and health conditions of the service provider(s)’ workers, when the work is carried out on its/their premises or in a place previously agreed in the contract, as provided for in art. 5-A, § 3, of Law No. 6,019, of January 3, 1974, with the wording provided for by Law No. 13,429/2017. The amount of other administrative fines was fixed at R$ 35,744.7.
Stage of the proceeding	Pending trial of administrative appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to the matter involved, which can mainly generate reputational risks.

108

Impact analysis in case of loss	(i) fines in the approximate amount of R$ 36,153.00; and (ii) inclusion in the register of employers that submitted workers to conditions analogous to slavery (“Register of Employers”). The Register of Employers is published from time to time on the Ministry of Labor’s official website and any companies listed therein remain part of this register for two years. In addition to adversely affecting the Company’s reputation, the consequences of this listing may include (i) restriction of access to government-owned bank credit facilities; and (ii) negative impact on risk assessments made by private banks and other parties.
Amount provisioned	None.

Tax claims

As of December 31, 2022, the Company and its controlled subsidiaries were parties to approximately 4,385 judicial and administrative tax proceedings. The chances of loss in these proceedings are classified as remote, possible or probable.

The proceedings mainly involve matters relating to Corporate Income Tax – IRPJ, Social Contribution on Net Profit – CSLL, State Goods and Services Tax – ICMS, Tax on Manufactured Products – IPI, Social Integration Programs – PIS, Social Security Financing Contribution – COFINS and social contributions on payroll. The ongoing tax proceedings also include claims filed by the Company against the tax authority alleging illegality and/or unconstitutionality of certain taxes. Assets resulting from such proceedings that may, in the future, arise in favor of the Company as a result of favorable final rulings will only be recognized by the Company when it is certain that it will receive the amounts previously paid and deposited.

As of December 31, 2022, the Company’s management estimated the losses in some tax claims, which do not involve IRPJ and CSLL matters, as being probable at approximately R$ 439.9 million, for which provisions of the same amount were registered, of which R$ 36.6 million are related to social security matters, as described below.

In relation to social security matters, the Company is party to claims relating to social contributions on payroll. The Company’s management estimates the possible losses relating to such claims to be approximately R$ 419.0 million, as of December 31, 2022. The Company registered provisions of approximately R$ 36.6 million for proceedings in which we consider the chances of loss as probable. The amount relating to social security contingencies is considered within the total amount of tax contingencies of the Company.

In addition, if unfavorable final decisions are rendered at the administrative level in relation to the tax proceedings to which the Company is a party, the latter may challenge said decisions in court and may have to present insurance bond, letters of guarantee or similar guarantees. As of December 31, 2022, approximately 70% (R$ 63.3 billion) of the Company’s pending tax proceedings were in the administrative level of dispute and approximately 30% (R$ 27.1 billion) were in the judicial level of dispute, all estimated with a possible chance of loss.

Below are the tax proceedings individually material for the business of the Company and its controlled subsidiaries:

1- Proceeding No. 5014538-16.2017.4.03.6100 (re. to Administrative Proceeding No. 16327.000530/2005-28)
Court	Federal Courts of São Paulo.
Level	Judicial – Lower Court.
Date filed	September 11, 2017.
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)

109

Amounts, assets or rights involved	R$ 2.7 billion as of December 31, 2022.
Main facts	Annulment action filed with an injunction granted in favor of the Company to suspend the tax credit enforceability, relating to the administrative proceeding No. 16327.000530/2005-28, regarding the collection of IRPJ and CSLL taxes on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. An expert examination is currently waited for subsequent decision by the lower court.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

2- Proceeding No. 16561.720.111/2017-77
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	October 10, 2017.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.3 billion as of December 31, 2022.
Main facts	Administrative proceeding filed to charge IRPJ and CSLL on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. After being notified of the partially favorable decision by the Federal Revenue Office (DRJ), the Company filed a Voluntary Appeal to discuss the unfavorable portion, having been required to perform diligence by CARF. The diligence was completed in July 2020. In October 2022, CARF rendered a decision favorable to the Company, granting the Voluntary Appeal filed and denying the National Treasury’s Mandatory Review. Currently, pending notice of the decision to assess possible impacts on the contingency and possible filing of an appeal.
Summary of decisions upon the merits rendered	As mentioned above, on the date hereof, the Company is waiting for the notice to be issued by CARF in order to have access to its content.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

3- Proceeding No. 16561.720065/2018-97
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	September 3, 2018.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.

110

Amounts, assets or rights involved	R$ 1.1 billion as of December 31, 2022.
Main facts	Administrative proceeding filed to charge IRPJ and CSLL on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. After decision by DRJ that considered the assessment valid, the Company appealed to CARF. In December 2019, CARF partially granted such appeal to annul DRJ’s appellate decision, determining the grant of a new decision. In October 2020, DRJ considered the assessment valid again, so that the Company appealed to CARF, which is currently awaiting decision.
Summary of decisions upon the merits rendered	As mentioned above, in October 2020, a judgment for defendant was rendered in relation to the objection filed by the Company.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

4- Proceeding No. 5002102-88.2018.4.03.6100 (re. to Administrative Proceeding No. 16561.720087/2011-81)
Court	Federal Courts of São Paulo.
Level	Judicial – Lower Court.
Date filed	January 26, 2018.
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury).
Amounts, assets or rights involved	R$ 7.1 billion as of December 31, 2022.
Main facts	Disallowance of goodwill amortization expenses in the years 2005 to 2010 arising from the merger of InBev Holding Brasil S.A. As the CARF decision was partially denied, the Company filed an injunction to discuss the matter in which it was defeated, with a favorable injunction granted on its behalf to suspend the tax credit enforceability. Currently, pending entry of the decision.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved. Should the Company be convicted to pay the relevant amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None.

5- Proceeding No. 5002879-05.2020.4.03.6100 (re. to Administrative Proceeding No. 16561.720087/2011-81)
Court	Federal Courts of São Paulo.
Level	Judicial – Lower Court.
Date filed	February 21, 2020.

111

Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$ 682 million as of December 31, 2022.
Main facts	Disallowance of goodwill amortization expenses in the years 2005 to 2010 arising from the merger of InBev Holding Brasil S.A. As the CARF decision was partially denied, the Company filed a judicial measure to discuss the matter in which it was defeated, with an injunction granted to suspend the tax credit enforceability (Ordinary Action No. 5002102-88.2018.4.03.6100, as detailed in table 4 above). The portion judged favorably to the Company was submitted to reexamination by CARF’s Superior Chamber and part of the assessment was reestablished (the administrative discussion has ended). Thus, the Company filed this judicial measure to discuss such portion in which it was defeated with an injunction granted to suspend the tax credit enforceability. An expert examination is currently waited for subsequent decision.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved. Should the Company be convicted to pay the relevant amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None.

6- Proceeding No. 16561.720063/2016-36
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	June 27, 2016.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 802 million as of December 31, 2022.
Main facts	Disallowance of goodwill amortization expenses in the years of 2011 to 2013, arising from the merger of InBev Holding Brasil S.A. In March 2017, the Federal Revenue Office (DRJ) judged the Company’s defense partially favorable. In view of this decision, a Voluntary Appeal was filed by the Company and a Mandatory Appeal by the Treasury before CARF. After CARF partially grant the appeal of the Company and the mandatory appeal, the assessment was partially kept at the administrative level. As for the portion unfavorable to the Company, (i) Annulment Action No. 5001959-31.2020.4.03.6100 was filed before the 4th Federal Civil Court of São Paulo, as detailed in chart 7 below, to discuss part of the tax credit held, with an injunction request being granted to suspend its enforceability, as well as (ii) a special appeal to CARF’s Superior Chamber decision with regard to the remaining amounts was filed, which will also consider the special appeal filed by the National Treasury regarding the favorable portion granted to the Company. A decision by CARF’s Superior Chamber is currently waited.
Summary of decisions upon the merits rendered	As mentioned above, the CARF rendered an appellate decision partially judging the voluntary appeal and the mandatory review.

112

Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved. Should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None.

7- Proceeding No. 5001959-31.2020.4.03.6100 (re. to Administrative Proceeding No. 16561.720063/2016-36)
Court	Federal Courts of São Paulo.
Level	Judicial – Lower Court.
Date filed	February 7, 2020.
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$ 2.5 billion as of December 31, 2021.
Main facts	Disallowance of goodwill amortization expenses in the years of 2011 to 2013 arising from the merger of InBev Holding Brasil S.A. Considering CARF’s decision was partially unfavorable, the Company filed this judicial measure to discuss the matter in which it was defeated, with an injunction request favorably rendered to the Company to suspend tax credit enforceability. An expert examination is currently waited for subsequent decision.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved. Should the Company be convicted to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None.

8- Proceeding No. 16561.720109/2013-74
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	October 1, 2013.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.8 billion as of December 31, 2022.

113

Main facts	Disallowance of goodwill amortization expenses arising from the merger of BAH - Beverage Associate Holding. After an unfavorable decision by DRJ, the Company filed a Voluntary Appeal, which was considered partially favorable to the Company. The Company and the National Treasury filed Special Appeals for analysis of the case by CARF’s Superior Chamber. In July 2022, the CSRF did not admit the mandatory review filed by the National Treasury and denied the Voluntary Appeal filed by Ambev. Currently, the Company is waiting for the decision notice to assess possible impacts on the contingency and possible filing of an appeal.
Summary of decisions upon the merits rendered

As mentioned above, an appellate decision was rendered, holding the voluntary appeal filed by the Company to be partially valid. With regard to the decision rendered by the CSRF, the Company is waiting for the notice to have access to its entire content.

Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

9- Proceeding No. 16561-720.233/2016-82
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	December 15, 2016.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 4.9 billion as of December 31, 2022.
Main facts	Tax assessment regarding the disallowance of expenses arising from the results of the financial instruments for protection used against risks inherent to price or exchange rate fluctuations relating to the Company’s operating activities. The Company filed a Defense which was rendered, canceling the assessment. A decision by CARF on the Mandatory Appeal of the National Treasury is currently waited.
Summary of decisions upon the merits rendered	As mentioned above, a decision was rendered by the DRJ, holding the objection filed by the Company valid.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

10- Proceeding No. 16561-720.130/2017-01
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	November 20, 2017.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.3 billion as of December 31, 2021.

114

Primary facts	Tax assessment to charge IRPJ and CSLL in view of the disallowance of credits relating to the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. After the Federal Judgment Office (DRJ) consider the assessment valid, the Company filed a Voluntary Appeal before CARF. CARF partially granted such appeal to annul DRJ’s decision, determining the rendering of a new decision. After the Company was notified of the decision by CARF in respect of the Voluntary Appeal, it filed a motion for clarification (embargos de declaração), which were held valid, but without modificatory effects to recognize the contradiction mentioned. Currently, the Company is waiting for the decision notice of the Motion for Clarification.
Summary of decisions upon the merits rendered	As mentioned above, the CARF partially granted the voluntary appeal filed by the Company, recognizing the nullity of the appealed decision and determining a new trial by the DRJ.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

11- Proceeding No. 16692.720871/2017-99
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	June 19, 2017.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 2.1 billion as of December 31, 2022.
Main facts	Credit compensation disallowance for the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. The Company filed a Statement of Discontentment and was notified of the favorable decision by the Federal Judgment Office (DRJ). However, the Brazilian Federal Revenue Office issued a new decision, reestablishing the amounts under discussion, and the Company presented a new defense before the DRJ. After decision by DRJ that partially considered the assessment valid, the Company filed a Voluntary Appeal, which was partially granted. The Company filed a Special Appeal, which is currently awaiting decision by CARF’s Superior Chamber.
Summary of decisions upon the merits rendered	As mentioned above, the CARF rendered an appellate decision partially granting the voluntary appeal filed by the Company.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

115

12- Proceeding No. 165161.720063/2020-12
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	November 13, 2020.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.1 billion as of December 31, 2022.
Main facts	Administrative proceeding filed for charging the alleged failure to collect monthly estimates of IRPJ and CSLL in relation to the 2016 calendar year, as a result of the offsetting of tax paid by subsidiaries abroad (penalty applied due to the discussion in the scope of proceeding No. 16692.720871 /2017-99 mentioned in item 11 above). After the decision of DRJ, which granted the assessment, the Company filed an appeal with CARF, which is awaiting judgment by the CARF’s Superior Chamber.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially holding the tax assessment valid.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

13- Proceeding No. 16561.720095/2019-84
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	November 21, 2019.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 4.6 billion as of December 31, 2021.
Main facts	Tax assessment regarding the deduction of the Interest on Shareholders’ Equity (JCP) in 2014. The questions refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the calculation of JCP deductibility limit. The Company filed an administrative defense, which was partially considered valid by DRJ. In light of this decision, a Voluntary Appeal and a Mandatory Appeal were filed, which are awaiting decision by CARF.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially holding the tax assessment valid.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.

116

Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

14- Proceeding No. 16561.720094/2020-73
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	December 18, 2020.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 6.9 billion as of December 31, 2022.
Main facts	Tax assessment regarding the deduction of the Interest on Shareholders’ Equity (JCP) in 2015 and 2016. The questions refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the calculation of JCP deductibility limit, similar to the case mentioned in item 13 above. The Company filed an administrative defense, which was partially granted by DRJ. In view of this decision, a Voluntary Appeal and a Mandatory Review were filed, which are awaiting judgment by CARF.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially holding the tax assessment valid.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

15- Proceeding No. 17459.720031/2022-19
Court	Federal Judgment Office (DRJ).
Level	Administrative – Lower Court.
Date filed	December 12, 2022.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 2.3 billion as of December 31, 2022.
Main facts	Tax assessment regarding the deduction of the Interest on Shareholders’ Equity (JCP) in 2017. The questions refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the calculation of JCP deductibility limit, similar to the case mentioned in items 13 and 14 above. The Company filed an administrative defense, which is pending trial by the DRJ.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Appeal.

117

Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

16- Proceeding No. 10980.731868/2019-31
Court	Federal Administrative Council of Tax Appeals (CARF).
Level	Administrative – Appellate Court.
Date filed	January 3, 2020.
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Arosuco Aromas e Sucos Ltda. and Ambev S.A.
Amounts, assets or rights involved	R$ 2.3 billion as of December 31, 2022.
Main facts	Tax assessment regarding the disallowance of the Income Tax reduction benefit set forth in Provisional Measure No. 2199-14/2001, based on the Margin Profit, for 2015 to 2018. The Company filed an administrative challenge, which was considered invalid by DRJ. After said decision, a Voluntary Appeal was filed, which is awaiting decision by CARF.
Summary of decisions upon the merits rendered	As mentioned above, there is a decision rendered by the DRJ partially holding the tax assessment valid.
Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved. Such uncertain tax treatment, according to ICPC 22/IFRIC 23, impacted calendar years subsequent to those notified (2019 to 2022), in which Arosuco also benefited from the Income Tax reduction provided for in the aforementioned MP 2199-14/2001. If new inquiries arise in the future on the same matter, on the same basis and with the same grounds as the said tax assessments, the Company estimates that the development of any new discussions will be consistent with the period already notified.
Amount provisioned	None.

17- Proceeding No. 5091835-45.2018.8.13.0024 (re. to Administrative Proceeding No. 01.000499049-47)
Court	State Courts of Minas Gerais.
Level	Judicial – Lower Court.
Date filed	July 9, 2018.
Parties to the proceeding	Plaintiff: State of Minas Gerais Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 2.3 billion as of December 31, 2022.

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Main facts	Tax Foreclosure filed to charge the amounts discussed in a tax assessment issued by the Treasury Office of the State of Minas Gerais to collect alleged ICMS differences, due under the tax replacement regime, as it understands that, for cases in which the sales’ price of the products reaches amounts close to or above the parameters established and published by the State, the calculation basis must be based on the price of the operation plus an added value margin and not on the value declared by State. The Company filed a defense before the trial court, having already carried out a technical expertise to prove that the prices charged by the Company would not have reached the amount necessary for the ICMS calculation rule by added value margin to be applied. In July 2022, a partial valid decision was rendered for the Company, recognizing the partial peremption of the tax credit and the non-compliance with the trigger for a portion of the assessed operations. Currently, pending trial of the Motion for Clarification opposed to the decision.
Summary of decisions upon the merits rendered

Decision published on 07/18/2022, which partially held the motion to tax foreclosure valid, recognizing the partial peremption of the tax credits, as well as recognizing the non-compliance with the trigger for a portion of the assessed operations.

Stage of the proceeding	Appeal.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

18- Proceeding No. 5001904-31.2018.8.13.0024 (re. to Administrative Proceeding No. 01.000441092-35)
Court	State Courts of Minas Gerais.
Level	Judicial – Lower Court.
Date filed	January 11, 2018.
Parties to the proceeding	Plaintiff: State of Minas Gerais Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.1 billion as of December 31, 2022.
Main facts	Tax Foreclosure filed to charge the amounts discussed in a tax assessment issued by the Treasury Office of the State of Minas Gerais to collect alleged ICMS differences, due under the tax replacement regime, as it understands that, for cases in which the sales’ price of the products reaches amounts close to or above the parameters established and published by the State, the calculation basis must be based on the price of the operation plus an added value margin and not on the value declared by State. The Company filed a defense before the trial court and, currently, is in the process of technical expertise for subsequent decision.
Summary of decisions upon the merits rendered	There are no decisions upon the merits rendered.
Stage of the proceeding	Initial phase.
Chances of loss	Possible.
Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None.

Civil claims

As of December 31, 2022, the Company and its subsidiaries appeared as parties in approximately 3.500 civil, criminal and environmental proceedings, which primarily involve matters concerning Company’s products and relations with its distributors and resellers, all of them of legal or administrative nature.

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On the same date, the management of the Company estimated the losses in proceedings classified as probable chance in approximately R$ 335.9 million, for which provisions of the same amount were registered. The increase in the value of probable losses between December 31, 2021 and December 31, 2022 is due to the materialization of provisions from old cases (filed in 1995/1996) related to former resellers in which the monetary restatement and interest are considerable. As of December 31, 2022, the Company was a party to civil actions with a chance of loss estimated at R$ 564.6 million.

Below is the individual relevant civil proceeding for the Company’s business and that of its subsidiaries:

1- Proceeding No. 0007791-44.2008.4.03.6103
Court	4th Lower Civil Court of the Judicial Subsection of the city of São Paulo, State of São Paulo.
Level	Judicial – Lower Court.
Date filed	October 28, 2008.
Parties to the proceeding	Plaintiff: Federal Prosecutor’s Office Defendants: Ambev S.A., FEMSA – Fomento Econômico Mexicano S.A. and Primo Schincariol Indústria de Cervejas e Refrigerantes S.A.
Amounts, assets or rights involved	R$ 9.6 billion as of December 31, 2022. The historical amount attributed to the case is R$2.7 billion.
Main facts	Lawsuit for damages filed against three beer manufacturing companies due to “increase in damage caused by investments in beer-type alcoholic beverage advertisements”, requesting an order to invest the same amount earmarked for alcoholic beverage advertisements in programs for preventing and treating the “damage caused by alcohol consumption”. The amount claimed by the Federal Prosecutor’s Office in the public action, bearing in mind only the portion applicable to the company, is approximately R$2.1 billion. However, with the NGO - "Instituto Barão de Mauá" – in December 2008 joining the proceeding as co-plaintiff and claiming the same amount of indemnification since it would be legitimized for acting in the defense of consumers, the total amount of the lawsuit is now R$5.5 billion. In January 2015, the requests for production of evidence filed with the lower court were rejected. In July 2016, the lower court denied the lawsuit. In October 2016, the Federal Prosecutor’s Office filed an appeal against which the defendants filed counterarguments (contrarrazões). On August 28, 2019, an appeal to annul the decision rendered was granted, determining the return of the case to the lower court for presentation of evidence. The parties filed a motion for clarification (embargos de declaração) against the appellate decision, which was dismissed. The case was sent to the lower court and the lower court judge denied the Federal Prosecution Office’s requests for performing expert and oral evidence. In September 2021, the proceeding was sent for analysis by the lower court judge for entry of a new decision.
Summary of decisions upon the merits rendered	The decision, rendered in April 2016, held the claim for damages made by the MPF as entirely invalid, as it understood that the case should follow, by analogy, the result of the trial of the Direct Action of Unconstitutionality by Omission No. 22/DF, in which it was decided that there was no configured omission by the National Congress in the regulation of advertising of beverages with alcohol by volume of less than 18º GL. After appeals were filed by the MPF and the assistant co-parties, they were granted the annulment of the decision rendered on the grounds of defect of ratio decidendi, due to the lack of approach to the arguments of the parties and the generic invocation of precedent unaccompanied by the specific verification of similarity between the leading case and the matter adjudged.
Stage of the proceeding	As the appeals filed were granted, with the annulment of the decision previously rendered, the case records returned to the Lower Court and now pending entry of a new decision.
Chances of loss	Remote.

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Reason why the proceeding is considered material	Due to its materiality, the Company considers said proceeding material.
Impact analysis in case of loss	Sentenced to pay the amount involved, with allocation of the amount for indemnity, according to the requests made, and investment in advertising with programs for preventing and treating problems arising from the consumption of alcohol.
Amount provisioned	None.

Other

Other than the proceedings described above, there are no other types of lawsuits in which the Company and its controlled subsidiaries appear as plaintiffs or defendants that are individually relevant to their business.

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4.5 – Indicate the total amount provisioned, if any, for the proceedings described in section 4.4.

Not applicable, given that there are no claims mentioned in item 4.4 above where the Company and its controlled subsidiaries with a probable chance of loss.

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4.6 – Regarding the material confidential proceedings to which the issuer or its subsidiaries is/are party(ies) and which have not been disclosed in item 4.4, analyze the impact in case of loss and inform the amounts involved

As of the date of this Reference Form, there are no confidential proceedings considered relevant in which the Company or its controlled subsidiaries are a party to.

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4.7 - Describe other material contingencies not covered by the previous items

Civil Claims

Without prejudice to the individually material cases presented in the tables of item 4.4 above, we present below the non-confidential and jointly material legal proceedings, based on facts and similar legal causes, to which the Company and its subsidiaries are parties.

Warrants

In 2003, some shareholders, regarding Ambev’s investment funds/pension funds, filed individual lawsuits against Ambev on account of a price adjustment provision provided for in Ambev’s warrants resolutions. We are aware of at least 7 lawsuits on this matter.

One of these lawsuits was terminated by agreement. Another case had a decision favorable to Ambev and its final and unappealable decision was certified in 2020. In a third case, there was a decision favorable to Ambev, which became final after the Federal Supreme Court rejected the appeal filed by the plaintiff.

Currently, there are 4 lawsuits still active on this matter, all with decisions favorable to Ambev to the date hereof. Of these 4 lawsuits, 3 of them had their appeals rejected by the Special Court of the Superior Court of Justice. In these 3 cases, the plaintiffs filed new appeals directed to the Federal Supreme Court, which were not even heard by the Full Bench of such Court, in a unanimous decision, considering the absence of constitutional matter. The decisions regarding these three cases have not yet become final and unappealable in the Federal Supreme Court. The fourth case was referred to the Superior Court of Justice for a new trial, but it was denied. In this case, the trial has not yet become final.

Considering the various analyzes carried out on these cases by external consultants and our internal departments, the chances of decisions unfavorable to Ambev are remote at the present time and, for this reason, no provisions have been established for these cases. In addition, the discussions regarding these cases are related to whether Ambev should receive amounts lower than what we understand to be correct for the warrants. Thus, provisions related to these 4 active cases would only be applicable in relation to legal expenses with the lawsuits and past dividends.

The amount involved is inestimable as of the date of this Reference Form. If the Company loses these proceedings, economic dilution may occur for the current shareholders, corresponding to the difference between the market value of the shares at the time they were issued and the value established in the last judicial instance as the subscription price for the exercise of the warrants.

F. Laeisz

In 2018, F. Laeisz filed a lawsuit against us for collection of dividends relating to 74,211,825 ordinary shares issued by Ambev and held in our treasury since April 10, 2012. F. Laeisz alleges that: (1) it is the rightful owner of the shares; and (2) the ownership of registered shares shall be based on the registration under the shareholder’s name on the company’s Share Registry Book. On the other hand, there is doubt as to who is actually the owner of the aforementioned common shares as the Federal Government claims to be the owner of such common shares by means of a decree enacted during the World War II (Decree-Law No. 4,166/1942).

In October 2019, a decision was rendered granting F. Laeisz’s claims, ordering Ambev to pay F. Laeisz the amount equivalent to the dividends of 74,211,825 ordinary shares duly held in our treasury. On September 30, 2022, such decision was overturned by the Federal Court of Appeals for the 3rd Circuit, which considered that the F. Laeisz’s ordinary shares had been duly transferred and incorporated by the Federal Government based on the decree enacted during the World War II. The decision of the Federal Court of Appeals for the 3rd Circuit has not yet become final and appeals can be filed by F. Laeisz.

In parallel, we have negotiated and executed a settlement agreement with the Plaintiff, aiming at reducing the total amount under dispute. We agreed with the adjustment for inflation of the amounts and the Plaintiff has agreed not to include the application of interests to adjust the dividends in the event there is a favorable final decision by the Federal Court of Appeals confirming the plaintiff as the rightful owner of the shares. We believe, based on management assessments, that our chances of loss are possible. Nonetheless, irrespective to whom is

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considered the rightful owner of the shares in question, we have duly accounted for all dividends relating to the relevant shares since April 10, 2012.

Currently, pending trial of the motion for clarification filed by the Plaintiff against the appellate decision that held the lawsuit invalid.

The amount involved is R$ 427,9 million.

Tax proceedings

Without prejudice to individual relevant proceedings presented in the tables of item 4.3 above, below are the description of the judicial and administrative proceedings, based on similar facts and legal matters, non-confidential and collectively material, to which the Company and its controlled subsidiaries are parties to. As indicated below, some amounts in this item include amounts that have already been reported in item 4.3, under the scope of individual relevant proceedings.

Inbev Holding Goodwill

In December 2011, we received a tax assessment from the RFB mainly related to the disallowance of goodwill amortization expenses, for the calendar years from 2005 to 2010, resulting from Inbev Holding Brazil S.A.’s merger. At the administrative level, partially favorable decisions were rendered. In light of these decisions, Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions and requested injunctions to suspend the enforceability of the collection. The injunctions were granted in favor of Ambev.

In June 2016, we received a new Tax Assessment charging the remaining value of the disallowance of goodwill amortization, for the calendar years from 2011 to 2013, and we filed a defense. Decision partially favorable to Ambev was rendered by the Federal Judgment Office (“DRJ”)and the Federal Administrative Council of Tax Appeals (“CARF”). In light of this decision, we and the National Treasury filed Special Appeals for analysis of the case by the CARF’s Superior Chamber (“CSRF”), which are pending trial. Our Special Appeal was partially admitted by CSRF and, in relation to the inadmissible portion, we filed a judicial proceeding requesting an injunction to suspend the enforceability of the collection. The injunction was granted in favor of Ambev.

The updated assessed amount related to this tax treatment, according to ICPC 22/ IFRIC 23, as of December 31, 2022, is approximately R$ 11.1 billion (R$ 10.4 billion as of December 31, 2021), and, due to its classification of loss, no provision has been made for the period. In the event we are required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse us the amount proportional (70%) to the benefit arising from the amortization of said goodwill, as well as the related costs.

BAH Goodwill

In October 2013, we received a Tax Assessment related to the goodwill amortization, for the calendar years from 2007 to 2012, resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court upheld the tax assessment. We filed a Voluntary Appeal, which CARF rendered a decision partially favorable to Ambev. We and the National Treasury filed Special Appeals for analysis of the case by the CSRF. In July 2022, CSRF rendered a decision partially favorable to Ambev, rejecting the National Treasury’s Special Appeal and, therefore, upholding the decision partially favorable to Ambev rendered by CARF in which the application of the qualified fine was suspended and the peremption for one of the periods under discussion recognized. This portion of the CSRF’s decision is final and, with respect to the unfavorable portion, Ambev will have to litigate.

In April and August 2018, we received two new Tax Assessments charging the remaining value of the disallowance of goodwill amortization, for the calendar years of 2013 and 2014, and we filed defenses. In April 2019, the decisions rendered by the DRJ, in both cases, were unfavorable to us and we filed Voluntary Appeals for analysis before CARF. In November and December 2019, CARF rendered partially favorable decisions and we and the National Treasury filed Special Appeals for analysis of the case by CSRF, which are pending trial.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/ IFRIC 23, as of December 31, 2022, is approximately R$ 2.2 billion (R$ 2.3 billion as of December 31, 2021). Due to its classification of loss, no provision has been made for the period.

CND Holdings Goodwill

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In November 2017, we received a Tax Assessment related to the goodwill amortization, for the calendar years from 2012 to 2016, resulting from the merger of CND Holdings into Ambev. The decision issued by first level administrative court upheld the tax assessment. We filed a Voluntary Appeal for analysis of the case by CARF. In February 2020, the decision regarding the Voluntary Appeal was partially favorable. We and the National Treasury filed Special Appeals. The Special Appeal filed by us was partially admitted and is pending trial.

In October 2022, we received a new Tax Assessment charging the remaining value of the disallowance of goodwill amortization, for the calendar year 2017. We filed a defense that is pending trial by DRJ.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2022, is approximately R$ 1.3 billion (R$ 0.9 billion as of December 31, 2021). Due to its classification of loss, no provision has been made for the period.

MAG Goodwill

In December 2022, CRBS S.A (one of our subsidiaries) received a Tax Assessment related to the goodwill amortization, for the calendar years from 2017 to 2020, resulting from the acquisition and merger of RTD Barbados into CRBS. We filed a defense that, currently, is pending decision by DRJ.

The updated assessed amount to this uncertain tax treatment, according to ICPC 22/IFRIC 23, please see explanatory note 3 (q) - Summary of main accounting policies, as of December 31, 2022, is approximately R$ 251 million. Due to its classification of loss, no provision has been made for the period.

This uncertain tax treatment, according to ICPC 22/IFRIC 23, continued to be applied by us and impacted calendar years following those assessed (2021- 2022). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

Foreign Earnings

Since 2005, we and certain of our subsidiaries have been receiving a number of tax assessments from the RFB relating to taxation of earnings from our foreign subsidiaries. As we consider such collections unlawful, this tax assessments are being challenged at both the administrative and judicial levels.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In August 2022, the CSRF rendered favorable final decisions to us on two cases, one of which recognized the unlawfulness of the taxation of earnings from subsidiaries headquartered in Argentina, country with which Brazil signed an International Treaty to Avoid Double Taxation. In October 2022, the CARF rendered a favorable decision to us on a third related case. We are pending notice of this decision to analyze its content and possible filing of an appeal.

In turn, in the judicial proceedings, we have received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second level judicial court.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/ IFRIC 23, as of December 31, 2022, is approximately R$ 7.3 billion (R$ 7.5 billion as of December 31, 2021), and, due to its classification of loss, no provision has been made for the period, except for R$ 58 million (R$ 54.1 million as of December 31, 2021).

Disallowance of financial expenses and investment losses

In 2015, 2016 and 2020, we received Tax Assessments from the RFB related to the disallowance of expenses regarding the results of hedging financial instruments used against risks inherent to price or rate fluctuations, as well as loans related to our operating activities. We presented our defenses and, in November 2019, Ambev received a favorable decision from the first level administrative court in relation to the 2016 case, which shall be reviewed by the CARF. In June 2021, Ambev obtained a partially favorable decision from the first level administrative court in relation to the 2020 case, which shall be reviewed by the CARF. Regarding the unfavorable portion of the decision, we filed a Voluntary Appeal, which is pending trial. In June 2022, the DRJ

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rendered a decision partially favorable to Ambev in the 2015 case, which is subject to review by the CARF. Furthermore, we filed an appeal with the CARF in relation to the unfavorable portion of the decision, which is pending trial.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC, as of December 31, 2022, is approximately R$ 5.2 billion (R$ 5 billion as of December 31, 2021). Due to its classification, no provision has been made for the period.

Disallowance of tax credits paid abroad

Since 2014, we have been receiving tax assessments, for the calendar years from 2007 onwards, related to the disallowance of the use of income tax credits paid abroad by our subsidiaries. As we consider such collections unlawful, this tax assessments are being challenged at both the administrative and judicial levels.

In November 2019, the CARF rendered a favorable final decision canceling the tax assessment in relation to one of the cases, which covers the calendar year 2010.

For cases involving the calendar years 2015 and 2016, in January 2020, the CARF rendered unfavorable decisions, in light of which we filed Special Appeals to the CSRF, which are pending trial. With respect to the cases related to the periods of 2015 and 2016, new tax assessments were filed to charge isolated fines due to the alleged lack of monthly payments of IRPJ and CSLL as a result of deductions of income taxes paid by subsidiaries abroad. In 2021 and 2022, the first level administrative court rendered unfavorable decisions in three of these tax assessments with respect to the calendar years 2015 and 2016, in light of which we filed Voluntary Appeals with CARF, which are pending trial. There is another tax assessment involving the collection of said isolated fine related to the calendar year 2017, received by us in October 2022, which is pending trial in the first level administrative court.

Regarding the other cases discussing the said matter, we are still pending decisions at both administrative and judicial.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2022, is approximately R$ 12.6 billion (R$ 11.3 billion as of December 31, 2021), and due to its classification of loss, no provision has been made for the period.

This uncertain tax treatment, according to ICPC 22/ IFRIC 23, regarding income tax credits paid abroad, continued to be applied by us and impacted calendar years following those assessed (2018-2022). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

Additionally, isolated fines were required due to the non-approval of compensation connected to the discussion above, which are pending at the administrative level. The constitutionality of requiring these fines is under discussion in the STF (RE 796939 and ADI 4905). The updated assessed amount, as of December 31, 2022, is approximately R$ 1.2 billion (R$ 1.1 billion as of December 31, 2021) and, due to its classification of loss, no provision has been made for the period.

Presumed Profit

In April 2016, Arosuco (one of our subsidiaries) received a tax assessment regarding the use of Presumed Profit, method for the calculation of IRPJ and CSLL instead of the Real Profit method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed a Voluntary Appeal. In January 2019, the CARF rendered a favorable final decision to us, canceling the tax assessment.

In March 2019, a new tax assessment regarding the same matter was received by Arosuco and it filed an Objection. In October 2019, Arosuco received an unfavorable first level administrative decision and filed a Voluntary Appeal with CARF, which is pending trial.

Arosuco estimates that the updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2022, is approximately R$ 581.5 million (R$ 534.5 million, as of December 31, 2021). Due to its classification of loss, no provision has been made for the period.

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Trading Profit

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the RFB, for the calendar years from 2015 to 2018, related to the disallowance of the Income Tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001, based on the Trading Profit, and filed an administrative objection. In October 2020, Arosuco was notified of the unfavorable decision at the first level administrative court and filed a Voluntary Appeal, which is pending trial.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2022, is approximately R$ 2.3 billion (R$ 2.1 billion, as of December 31, 2021). Due to the assessment of chances of loss, no provision has been made for the period.

This uncertain tax treatment, according to ICPC 22/ IFRIC 23, impacted calendar years following those assessed (2019 to 2022), in which Arosuco also benefited from the Income Tax reduction provided for in said MP 2199-14/2001. In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

Deductibility of IOC expenses

In 2013, as approved at our Shareholders’ Meeting, we implemented a corporate restructuring to simplify our corporate structure and convert into a single class of shares, among other factors. One of the steps of such restructuring involved the exchange of shares followed by the merger of shares of its controlled entity Companhia de Bebidas das Américas into Ambev S.A. As one of the results of this restructuring, Ambev S.A. accounted the counterpart of the positive difference between the value of shares issued for the said exchange and the net equity value of its controlled entity’s shares in shareholders’ equity, according to IFRS 10/CPC 36 and ICPC 09, in section equity value adjustment.

In November 2019, Ambev received a tax assessment from the RFB related to the deduction of Interest on Capital (“IOC”) for the calendar year 2014. The tax assessment refers primarily to the accounting and corporate effects of the corporate restructuring carried out by us in 2013, and its impacts on increasing the calculation of the limit of the deductibility of IOC. In August 2020, we received a partially favorable decision at the first level administrative court and, in light of this decision, Ambev filed a Voluntary Appeal for analysis of the case by CARF, which is pending trial. The favorable portion of the decision of the first level administrative court shall be subject to review by the CARF.

In December 2020, we received a new tax assessment related to the deduction of the IOC expenses for the calendar years 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision at the first level administrative court and filed a Voluntary Appeal to the CARF, which also is pending trial. Similar to the first tax assessment, the favorable portion of the decision of first level administrative court shall be subject to review by the CARF.

In December 2022, we received a new tax assessment related to the deduction of the IOC expenses for the calendar year 2017. The defense against this new tax assessment was filed by Ambev, which is currently pending decision by the DRJ.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2022, is approximately R$ 13.8 billion (R$ 10.5 billion as of December 31, 2021). Due to the assessment of chances of loss, no provision has been made for the period.

The uncertain tax treatment, according to ICPC 22/IFRIC 23, continued to be adopted by Ambev and impacted calendar years following those assessed (2018 to 2022), in which the Company also distributed IOC and deducted them from the tax base of its Income Tax. Therefore, in a scenario where the IOC deductibility would also be questioned for future periods, on the same basis and arguments as the aforementioned tax assessments, Ambev estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

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Use of tax losses in merger

We are a party to tax assessments, issued by the RFB, which seek to collect an alleged tax credit arising from the non-agreement by the Federal Tax Authorities with the full use of accumulated tax losses by companies in their last year of existence, resulting from merger, to deduct taxable profit.

Regarding two of the administrative proceedings, in February 2016, Ambev was notified of the closure of the administrative phase and filed lawsuits to discuss the matter. In September 2016, Ambev received the first favorable decision from the lower court, which was confirmed by the appellate court in December 2022. This decision is still subject to appeal by the National Treasury. In March 2017, Ambev received an unfavorable decision from the lower court regarding the second case under discussion in the court system and filed an Appeal, which is pending trial at the appellate court.

There is a third case about the matter under discussion at the administrative level on which, in June 2019, an unfavorable decision was rendered by CARF to us. In light of this decision, we filed a Special Appeal, which was pending trial by the CSRF as of December 31, 2022.

The updated assessed amount related to this uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2022, is approximately R$ 548 million (R$ 411.9 million as of December 31, 2021), and, therefore, no provision has been made about the matter.

PIS/COFINS on bonus

Since 2015, Ambev has received tax assessment from the RFB for the collection of amounts purportedly owed in relation to PIS and COFINS on bonus granted to its clients. As we consider such collection unlawful, we are challenging such tax assessments at both the judicial and administrative levels. In 2019 and 2020, favorable decisions were rendered to us at the administrative level. Part of such decisions are still subject to review. There is only one case at the judicial level that is pending trial of the appeal filed by us after an unfavorable decision of the lower court.

Ambev estimates the amount involved in such cases, as of December 31, 2022, to be approximately R$ 1.6 billion (R$ 1.8 billion as of December 31, 2021), classified as a possible loss.

ICMS – Tax War

Over the years, we and our subsidiaries received tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais, among others, relating to the legality of ICMS credits in transactions contemplated with fiscal incentives granted by other States. We are challenging such tax assessments at both the administrative and judicial levels.

In August 2020, the STF judged, by the system of general repercussion, the RE 628,075 in which the constitutionality of the unilateral disallowance, by the States of destination, of the ICMS credits originating from tax incentives granted by other States of the Federation was recognized. The decision also recognized that any collection of these credits must preserve the effects of the validation of tax incentives as provided for in Complementary Law No. 160/2017. Such decision does not change the likelihood of loss in ongoing cases involving us and our subsidiaries.

Regarding the tax assessments received by the State of São Paulo in relation to credits originating in the State of Amazonas, there were unfavorable decisions in the second level administrative court, in the second quarter of 2022. In these cases, we filed appeals with the second level administrative court in 2022. In turn, regarding the tax assessments received by the States of São Paulo and Minas Gerais, among others, there were favorable decisions in 2022, which reduced the reported contingency by approximately R$ 0.3 billion.

Ambev estimates the updated amount involved in such cases, as of December 31, 2022 to be approximately R$ 1.7 billion (R$ 2.0 billion as of December 31, 2021), classified as a possible loss.

ICMS - ST Trigger

Over the years, we and our subsidiaries received tax assessments to collect alleged differences in ICMS taxes that certain States deem to be owed under the tax substitution regime, in situations where the sales price of the

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products reaches amounts close to or in excess of the parameters established in the tax agenda published by the States, cases in which the understanding of the state tax authorities is that the taxable base shall be the price of the transaction plus an added-value margin, and not on the table price. As such collection is considered unlawful, the companies are challenging such tax assessments at both the administrative and judicial levels.

We estimate the updated amount of possible risk involved in these tax assessments, as of December 31, 2022, to be approximately R$ 9.3 billion (R$ 8.4 billion as of December 31, 2021), and, due to its classification of loss, no provisions have been made for the period.

ICMS - PRODEPE

In 2015, Ambev received Tax Assessments issued by the State of Pernambuco Treasury Office charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program - “PRODEPE” (Pernambuco Development Program) as a result of the rectification of its ancillary obligations. In 2017, we received a favorable final decision nullifying of one of the Tax Assessment due to formal mistakes. However, in September 2018, Ambev received a new Tax Assessment with respect to the same matter. In this new case, in June 2020, we received the lower court decision, which was partially favorable to us in the sense of recognizing the miscalculation of the tax incentive by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, we filed an appeal, which is pending trial. In addition, there are other tax assessments related to PRODEPE and some of them are already being discussed at the judicial level.

We estimate the updated amount of possible risk involved in these tax assessments, as of December 31, 2022, to be approximately R$ 663.9 million (R$ 596.3 million as of December 31, 2021), and, due to its classification of loss, no provisions have been made for the period.

Manaus Free Trade Zone – IPI and PIS/COFINS

Products manufactured in the Manaus Free Zone for remittance to other places in Brazil are exempt and/or subject to zero rate from IPI tax and PIS/COFINS. In relation to IPI tax, the Ambev’s units recorded presumed IPI credits on the acquisitions of exempt inputs manufactured in the Manaus Free Trade Zone. Since 2009, Ambev has received Tax Assessments to disallow such credits.

Moreover, over the years, it has received collections from the RFB (i) demanding federal taxes considered unduly compensated with the IPI credits related to the cases under discussion, and (ii) PIS/COFINS regarding remittances by Arosuco (one of our subsidiaries).

In April 2019, the Federal Supreme Court (STF) concluded the trial of the Extraordinary Appeal No. 592.891/SP, with binding effects, authorizing taxpayers to register IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originated from the Manaus Free Trade Zone. As a result, we reclassified part of the amounts relating to the IPI cases to remote loss, maintaining as possible loss only the amounts relating to other additional discussions not submitted to the analysis of the STF.

The companies are discussing the matter both at the administrative and judicial levels. We estimate that the updated amount classified as a possible loss involved in these cases, as of December 31, 2022, is approximately R$ 5.8 billion (R$ 4.9 billion as of December 31, 2021).

Additionally, isolated fines were required due to the non-approval of compensation connected to the discussion above, which are pending at the administrative level. The constitutionality of requiring these fines is under discussion in the STF (RE 796939 and ADI 4905). The updated assessed amount, as of December 31, 2022, is approximately R$ 271.6 million (R$ 224 million as of December 31, 2021) and, due to its classification of loss, no provision has been made for the period.

IPI Suspension

During 2014 and 2015, Ambev received Tax Assessments issued by the RFB for collection of IPI tax allegedly due on the remittance of finished goods among its units. We are discussing the matter at both the administrative and judicial levels, and we have been obtaining partially favorable final decisions at the administrative level.

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In July 2022, Ambev was rendered the first judicial decision about the matter, which was unfavorable, and it filed an appeal. In October 2022, the CSRF rendered a partially favorable appellate decision regarding one of the administrative proceedings.

Ambev is waiting for the notice of the appellate decision to assess whether the unfavorable portion of the decision may be challenged in court. Ambev estimates the updated amount, classified as possible loss, involved in the cases, as of December 31, 2022, to be approximately R$ 1.7 billion (R$ 1.6 billion as of December 31, 2021).

ICMS – AM

In 2016, Arosuco (one of our subsidiaries) received tax assessment issued by the State of Amazonas Treasury Office for the collection of alleged ICMS differences due to questions about the tax base applied in transactions of sale by Ambev to its subsidiaries. Arosuco is discussing the matter at the State administrative court. After a lower court decision unfavorable to Arosuco, appeals were filed, which are pending trial.

Arosuco estimates the updated amount, classified as possible loss, involved in the cases, as of December 31, 2022, to be approximately R$ 561.5 million (R$ 521.3 million as of December 31, 2021).

ICMS – ZFM

In 2018 and 2021, Ambev received tax assessments issued by the State of Rio Grande do Sul and State of São Paulo Treasury Offices for the collection of alleged ICMS differences arising from the disallowance of credit resulting from transactions carried out with suppliers located in the Manaus Free Trade Zone. Regarding the tax assessment issued by the State of Rio Grande do Sul, in February 2022, Ambev received a favorable decision at the administrative level, which was the subject of an appeal by the tax authorities. In May and June 2022, regarding the tax assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the administrative level and filed appeals.

We are discussing the matter at the State administrative courts. We estimate the updated amount, classified as possible loss, involved in the cases, as of December 31, 2022, to be approximately R$ 730.3 million (R$ 663.3 million as of December 31, 2021).

ICMS – FAIN

Over the past few years, Ambev has received Tax Assessments issued by the State of Paraíba Treasury Office for the collection of ICMS related to the State Tax Incentive Program - “FAIN” (Paraíba Industrial Development Support Fund). The tax assessments arise from dispute over the transfer of the tax incentive from the succeeding company, Companhia de Bebidas das Américas, to its successor, Ambev S.A., as well as methodological issues regarding the calculation of the benefit.

We are questioning these tax assessments at both the administrative and judicial levels. Ambev estimates the updated amount, classified as possible loss, involved in the cases, as of December 31, 2022, to be approximately R$ 591.4 million (R$ 540.5 million as of December 31, 2021).

Tax Recovery Program

In 2013 (through Law No. 12,865/2013) and in 2014 (through Law No. 12,996/2014), the term set forth in Law No. 11,941/2009 was reopened, which allowed taxpayers to pay or pay in installments, upon concession of certain discounts, tax debts with suspended enforceability or not, registered in active debt or not, individually considered, even if with a tax foreclosure phase already filed, or that had been subject to a previous installment program, not fully paid, even if canceled due to default (“Installment Programs”). In view of such grants, the Company formalized its options in both Installment Programs and, on December 31, 2013, the tax liabilities that were included by the Company in the 2013 program totaled R$ 178.4 million.

On November 28, 2014, the Company prepaid all debts relating to both Installment Programs, in the amount of R$ 201 million, having a portion of the payment been made in cash and the remaining amount through the use of the income tax and CSLL losses from subsidiaries as payment. Up to the date of this Reference Form, the Company remains awaiting the ratification of such early payment and the validation of the income tax and CSLL losses that are being discussed at the administrative level.

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In addition, during the third quarter of 2017, the Company adhered to the Federal Tax Amnesty Program set forth by Provisional Measure No. 783, of May 31, 2017, postponed by Provisional Measure No. 798 and converted into Law No. 13,496, of October 24, 2017 (“PERT 2017”), undertaking to pay some tax assessments that were under dispute, including debts of its subsidiaries, totaling the amount of approximately R$3.5 billion, which already considered the discounts set forth by the said program, having paid the approximate amount of R$968 million in 2017, and undertaking to pay the remaining amount in 145 monthly installments, plus interest, to be paid starting in January 2018. All installments due by the Company under the scope of such installment payment have been paid within the applicable term.

Labor claims

Conduct Adjustment Agreement (TAC) No. 43/2022

On April 4, 2022, a Conduct Adjustment Agreement was entered into by and between the Company and the Labor Prosecution Office of the 15th Circuit, whereby the Company undertook certain mandatory injunctions to inspect logistics operators and pay compensation for collective pain and suffering in the amount of BRL 500,000.00, arising from the Civil Investigation No. 001854.2021.15.000/9, filed to investigate alleged violations of Decree-Law No. 5,452 (Consolidated Labor Laws – “CLT”) and sparse labor legislation, including possible violations of article 444 of the CLT and art. 2-C of Law No. 7,998, committed by Sider, the transportation company then hired by the Company.

With respect to the mandatory injunctions, the Company has undertaken to adjust, within a period of six (6) months, certain mechanisms to (i) inspect, directly or through a hired company, the fulfillment of labor obligations by the companies hired by it for transportation service of its goods towards their employed drivers, when the work is carried out on its premises or place previously agreed in the contract, for a period of three (3) years; and (ii) inspect self-employed drivers, by indirect means, such as, for example, by sending primers, guidance materials, among others, also for a period of three (3) years.

The amount of the compensation for collective pain and suffering has already been paid and the Company already implemented the applicable measures to comply with the other determinations provided for in the TAC. In October 2022, the Public Prosecutor’s Office determined that the labor authority carry out an on-site inspection of the Committed Party, with the purpose of verifying compliance with the obligations assumed in the Consent Decree (TAC), within 60 days.

Labor Claims

After agreement with the Ministry of Labor, 18 foreign employees, as well as additional former employees of Transportadora Sider, filed individual labor lawsuits against Sider, Ambev and the third-party competitor, claiming, among other things, moral damages for the same alleged labor violations. The plaintiffs in these lawsuits have alleged secondary liability in respect of Ambev.

Arbitration by Cerbuco Brewing

Cerbuco Brewing Inc. (“Cerbuco”), a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of some obligations relating to the joint venture, provided that the ICC’s mission statement was formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco's ability to influence the management of Bucanero’s operations. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. Based on the opinion of Cerbuco's attorneys, the likelihood of loss estimated by the management in this case is possible. The financial impact involved cannot yet be estimated, as it depends on the outcome of the arbitration.

In addition to the foregoing, there is no other material information regarding this item 4.

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5. Policy on risk management and internal controls

5.1. - Regarding the risks indicated in items 4.1 and 4.3, inform:

(a) Whether the issuer has a formalized risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Policy on Risk Management

Aiming at establishing guidelines for the management of the risks to which it is subject, the Company adopts a Policy on Risk Management originally approved by the Board of Directors on February 2nd, 2005 and updated by the same body on September 19, 2018 and May 15, 2019.

The Policy on Risk Management defines the financial and non-financial risks of which the Company seeks protection, establishing guidelines for definition of acceptable limits for the exposure of the Company to each one of them. The policy also determines the Company’s risk management system, indicating the adopted protective instruments and the organizational structure dedicated to risk assessment and management, as well as the performance of appropriate internal controls.

The Policy on Risk Management may be found on the following electronic address: ri.ambev.com.br, in field “Corporate Governance", “Policies, Codes and Internal Regulations”, “Policy on Risk Management”.

In addition to the Policy on Risk Management, the Company adopts other forms of managing the risks indicated in section 4.1 of this Reference Form, among which we highlight the main ones below.

Insurance

The Company has in place a risk management program with the purpose of delimiting the risks, going to the market to take out coverage compatible with its size and operations. Coverage was taken out for amounts considered by the Company to be sufficient to meet any claims arising, bearing in mind the nature of its business, the risks involved in its operations and the advice from its insurance consultants.

Provisions

The Company constitutes provisions in certain situations, as explained in its financial statements. Generally speaking, provisions are recognized when: (i) the Company has a current (legal or not formalized) obligation arising from past events; (ii) future disbursement is likely to be required to liquidate a current obligation; and (iii) the amount can be estimated with reasonable certainty. The provisions, except for the provisions of disputes and litigations, are measured by discounting the expected future cash flows, at a rate before taxes, which reflects the current market evaluations on the value of money along time, and, when appropriate, the specific risks of the obligation. Provisions for disputes and litigation are recognized when it is likely that the Company will be required to make future payments arising from past events. These payments include, but are not limited to various claims, proceedings and lawsuits filed both by third parties and by the Company, involving competition laws, breaches of distribution and licensing agreements, environmental issues, labor claims, assessments by the tax authorities and other litigation issues.

Crisis Committees (COVID-19)

Considering the uncertainties arising from the COVID-19 pandemic, in 2022n the Company continued to take measures to mitigate the possible adverse effects that may occur due to the current global situation. Accordingly, the Company created crisis committees in the countries it operates, with focus on facing the negative impacts of the global crisis and on discussing the main pillars of Company’s business, which aims to:

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(i)       follow and monitor the daily evolution of the pandemic;

(ii)       prioritize actions that preserve the health of employees, partners, suppliers and customers;

(iii)       address necessary responses to the crisis;

(iv)       ensure that the Company continues to fulfill its social role; and

(v)       establish collaborative initiatives in order to offer relevant contributions to the community in general.

(b) The objectives and strategies of the risk management policy, as the case may be, including:

(i)               Risks against which hedging is sought

Through its Policy on Risk Management and the other risk management measures adopted, as described in the previous section, the Company seeks to protect against corporate risks (i) strategic risks (e.g. risks inherent to the business environment in which the Company is engaged and which are related to its business plans, strategic decisions and to the markets in which it performs); (ii) operational risks (e.g. risks related to the possibility of losses due to operational inefficiencies arising out of failures in processes, internal controls, technological environment and people); (iii) financial risks (e.g. risks that may affect the financial operations of the Company); (iv) legal and regulatory risks (e.g. risks associated with the regulatory environment and with the legal system to which the Company is subject); and (v) image risks (e.g. risks of occurrence of events often associated with substantiation of other risks, which may cause damage to the reputation and affect the Company’s credibility). In this sense, such policies and internal measures cover the most diverse risks identified in item 4.1 of this Reference Form that may generate a negative impact on the objectives set by the Company's management, such as (a) damage to the Company's reputation or equity; (b) risks of liability for products and other losses that may be suffered by the Company; (c) failures in information technology; (d) unfavorable decisions in judicial and administrative proceedings; (e) risks associated with transactions between related parties; (f) risks in relationship with suppliers and customers; and (g) compliance with antitrust and anti-corruption legislation.

Specifically regarding the risks of a financial nature, the Policy covers these major points: (i) capital structure, financing and liquidity; (ii) business-related transactional risks; (iii) balance sheet conversion and translation risks; and (iv) counterparty credit risks. Such risks, described in detail in item 4.3 of this Reference Form, arise in the normal course of the Company’s business, being analyzed both individually and on an interconnected basis, and strategies are defined to manage the economic impact in line with the Risk Management Policy.

(ii)	Hedging instruments used for protection

Corporate risk management is a process conducted jointly by the Board of Directors (which may count on the advice of the Operations and Finance Committee, depending on the nature of the risk) and the Company’s Board of Executive Officers, which establishes the strategies for identifying and monitoring, throughout the Company, potential material events capable of affecting it. The management of corporate risks must be carried out in such a way as to keep them at levels compatible with the Company’s appetite risk, providing a reasonable guarantee of the achievement of its goals, observing the following:

(a) Process and Coverage. The Risk Management Policy covers all Company’s business units and the process of defining the applicable risks follows the Company’s strategic and business planning cycle (1-year plan - P1A, 3-year plan - P3A and 10-year plan - P10A).

(b) Risk Analysis. The Company must manage its risks comprehensively. Consequently, after identifying specific risk factors, the Company must understand the relationship between such risk factors and deepen into their causes in order to outline monitoring plans.

(c) Risk Tolerance. The Company must be aware of the material risks to which it is exposed, as well as define appropriate strategies for the management of each of these risks. The management strategy should consider the guidelines of the Board of Directors regarding the definition of the level of tolerance to the different risks presented, with due regard for the Company’s short and long term goals.

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(d) Risk Exposure Assessment. Considering that value at risk tools can be used, the individual risk analysis must be complemented by stress scenarios and/or simulations to define the impact in relation to relevant metrics.

(e) Monitoring and Mitigation. The Board of Executive Officers and the Board of Directors must monitor the risks identified and the action plans outlined for mitigation and/or follow-up, with periodic reports to the Fiscal Council.

It is worth mentioning that the risk management arising from financial transactions is carried out by applying the Policy on Risk Management and the strategies defined by the Company’s Financial Department, and the financial transactions must be carried out in accordance with the best possible alternatives, financially and economically, for the Company.

The derivative financial instruments used by the Company for property protection are futures contracts traded on stock exchanges, deliverable forwards, non-deliverable forwards, swaps and call options.

The Company’s use of derivatives strictly follows the provisions set forth under our Policy on Risk Management, which provides guidelines for managing financial risks inherent to the capital markets in which the Company carries its operations out, as follows:

(i) The capital structure, funding, and liquidity may expose the Company to the risk of financial instability, since external factors, such as changes in market variables (interest rates and exchange rates), shortage of liquidity (refinancing risk), and unexpected cash needs may have significant impact on the Company’s strategic investments, as well as on the meeting of obligations to third parties. Thus, the Company actively manages its capital structure, always seeking to ensure levels of flexibility and financial leverage through the control of the debt profile and covenants, contingency plans for unexpected cash needs, and the analysis of solvency under different cash flow scenarios.

(ii) The Company’s margin is directly exposed to market risk factors, such as commodity prices and exchange rates. These risks impact, mainly, the cost of goods sold. The Company believes that it is impossible to completely eliminate this exposure. However, the Company’s hedging program allows it to maintain price stability during the protected period and, therefore, delay the effect of these possible cost shocks. Thus, it is important to note that, in the long term, the Company must respond to these shocks through cost management, the use of substitute raw materials and, possibly, by increasing its products’ prices.

(iii) Transactional exposures coming from balance conversions are not hedged. The Company constantly evaluates the diversification of its cash flows in different currencies, seeking to identify any type of undesirable concentration.

(iv) In order to minimize the credit risk with its counterparties in significant derivative transactions, the Company adopts bilateral “trigger” provisions. According to these provisions, whenever the fair value of a transaction exceeds a percentage of its notional value (usually 10% to 15%), the debtor must settle the difference with this limit in favor of the creditor.

(iii)	Organizational risk management structure

The Board of Directors shall determine the general guidance of the Company’s businesses, approving the guidelines on which its performance is based, including those regarding the definition of the level of tolerance to different risks to which the Company is subject, observing its short- and long-term purposes.

The Board of Directors shall evaluate, on a periodical basis, the exposure of the Company to the main material risks, as well as the efficacy of its internal controls and risk management systems, making sure that the limits defined by it are obeyed. Regarding the risks of a financial nature, the Board of Directors also counts on the

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advisement of the Operations and Finance Committee both for defining the Company’s guidelines for tolerance to risks and for examination of its exposure to such risks, as well as for monitoring of the financial risk management structure.

The Board of Directors delegates to the Chief Executive Officer the necessary oversight of the corporate risk management. Thus, the Chief Executive Officer must make sure that he/she is aware of the most significant material risks and that the necessary actions shall be taken in order to ensure an effective risk management.

The corporate risk management mapping for all areas is upon the Chief Financial and Investor Relations Officer. On annual basis, the mapping of identified risks with the respective existing controls for mitigating such risks shall be presented to the Chief Executive Officer.

The internal control department is responsible for evaluating, on an annual basis, each existing material risk and the controls designed and implemented in the Company’s internal controls matrix, as well as for identifying the need for inclusion of compensatory controls, if any risk is not being addressed in the respective internal control’s matrix. The conclusions are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council of the Company, so they can evaluate the operational efficiency of the internal controls of the Company.

(c) Adaptation of the operational structure and internal controls in order to verify the effectiveness of the policy adopted

The Company believes that its Policy on Risk Management and other control measures adopted are appropriate for ensuring the effectiveness of its risk management practices. Within the scope of Financial Team, the Company’s Controllership Manager, assisted by an Internal Controls Specialist Manager, reviews the work papers made by the areas responsible for the controls, according to the steps described in item 5.2 “c” of this Reference Form.

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5.2 - Regarding the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate:

(a) The main internal control practices and the level of efficiency of such controls indicating occasional imperfections, and the measures adopted to correct them

The Company’s management is responsible for establishing and keeping an effective internal control over disclosure of financial information and for assessing its effectiveness.

Internal control over disclosure of financial information is defined as a process intended to provide reasonable assurance regarding the reliability of the financial information and the elaboration of the financial statements, according to the generally accepted accounting principles, and includes policies and procedures that (1) refer to the maintenance of records that reflect the operations and sales of assets of the Company in a reasonably detailed, precise and correct manner; (2) provide reasonable assurance that the operations are recorded as required to enable the elaboration of the financial statements according to the generally accepted accounting principles and that the receipts and expenditures of the Company are being made only as authorized by the Company’s management and Board of Directors, and (3) provide reasonable assurance in relation to prevention or timely detection of unauthorized acquisition, use or sale of assets of the Company that could have an adverse effect on the audited consolidated financial statements.

Although there are inherent limitations to the effectiveness of any disclosure procedure and control systems, including probability of human error and elimination or failure to observe controls and procedures, the Company’s disclosure controls and procedures any are intended to provide reasonable assurance of attainment of its purposes.

Any weaknesses identified in control implementation during the year are corrected through the application of action plans in order to ensure their proper implementation during the year.

Based on the criteria set forth under the “Internal Control Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”), and, according to this methodology, the Company’s Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that, during the year 2021, the design and operation of controls and procedures for disclosure of the Company’s information are effective to ensure the information requested and disclosed in the Company’s reports.

During the year 2022, the Company did not make any change to its internal control over disclosure of financial information that has materially affected or may reasonably and substantially affect its internal control over disclosure of financial information.

Plan of Remediation for the Previously Existing Material Deficiencies

Not applicable, since no deficiencies occurred during year 2022 or during its comparative period of December 2021.

(b) The organizational structures involved

The Company’s Controllership - Internal Controls department, organizationally allocated within the financial department’s structure, is responsible for monitoring, managing, and ensuring the compliance of the Company’s internal controls.

Control design and test operational efficiency assessments are presented regularly to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors, and the Fiscal Council of the Company.

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(c) If and how the efficiency of the internal controls is supervised by the issuer’s management, indicating the position of the persons responsible for said monitoring

The internal control efficiency evaluation process is divided into 4 stages:

(i) Planning: The purpose of this step is the definition of the risk matrix for each account and of the work scope and implementation schedule. The Company’s Controllership Manager, assisted by an internal control expert, is responsible for this process step.

(ii) Analysis of the control design defined by management: The purpose of this step is to verify that the control activities are designed in a manner that addresses the risks identified by the Company in its matrix of internal controls. The Company’s Controllership Manager, assisted by an internal control expert, reviews the working papers prepared by the areas responsible for controls.

(iii) Control operational efficacy test: The purpose of this step is to verify the operating effectiveness of the internal controls at the Company. The Company’s Controllership Manager, assisted by an internal control expert, reviews the working papers prepared by the areas responsible for controls.

(iv) Ascertainment of controls results: the purpose of this step is to ascertain the results of the Company’s internal controls, in order to ensure the efficiency of the controls and that all the risks mapped out are addressed by the Company, and, also, that any deviations are duly monitored.

After the completion of each of the steps described above, the results are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council, including, if applicable, the action plan for any remediation of deficiencies that may be pointed out during any of these steps.

In addition, any exception noted in the activities that may impact the financial statements are reported promptly for the needed corrective actions to be taken, in line with best practices recommended by the Internal Control Integrated Framework, issued by the COSO 2013.

(d) Shortcomings and recommendations on internal controls set forth in the detailed report, prepared and sent to the Company by the independent auditor, pursuant to the regulations issued by CVM that address the registration and exercise of the independent audit activity

The study and evaluation of the accounting system and of the Company’s internal controls, conducted by the independent auditors in connection with the audit of the Financial Statements, were intended to determine the nature, timing and extent of the application of the audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the internal controls.

The Company’s board has the policy of reporting, at least, significant deficiencies and related recommendations made by the independent auditor regarding the scope of the internal controls, as per section 10.2.5 of Official Notice/Annual-2023-CVM/SEP.

Material deficiencies identified

Not applicable, as no material deficiencies was identified in the auditor’s report sent to management for the year 2021.

(e) Directors’ comments about the shortcomings identified in the detailed report prepared by the

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independent auditor and about the corrective measures adopted

Not applicable, as no material deficiency was identified in the auditor’s report send to management for the year 2022.

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5.3 - Regarding the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and wrongdoings against the public administration, whether domestic or foreign, inform:

(a) If the issuer has rules, policies, procedures or practices aimed at the prevention, identification and remediation of deviations, fraud, irregularities and wrongdoings against the public administration, identifying, if so:

The Company has rules, policies, procedures and practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, which were prepared after assessment of the risks to which the Company is subject. The rules, policies and procedures comprising our Compliance Program are frequently updated as a result of change of law or applicable regulation, or due to internal analysis of the risks to which the Company is subject.

Our Compliance Program brings together a set of internal mechanisms and procedures used in the prevention, detection and remediation related to misconduct and non-compliance with the applicable legislation and current internal policies, such as fraud and corruption, harassment, discrimination, among others. To this end, the policies and procedures consolidate and reinforce the Company’s general rules and guidelines, such as, for example, the Company’s Code of Business Conduct (“Code of Conduct”), in addition to actions conducted by several functional areas of the Company’s organizational structure, in line with their respective attributions, to guide the conduct of leaders, employees, partners and third parties, evidencing the Company’s commitment to the dissemination of ethical culture and good management practices, and the constant promotion of a transparent and sustainable corporate environment.

The Code of Conduct establishes the guidelines for the behavior that all directors, officers and employees (“Employees”) of the Company and its subsidiaries must abide by in Brazil or abroad, as well as lays down the principles that the Company expects that the individuals and entities that act on our behalf uphold. Worthy of note are:

(i)	incorporation of the principles of the Company disclosed to the Employees and compliance with all applicable laws, regulations and policies, including the Code of Conduct, and with the high standards business ethics;

(ii)	relations with customers, suppliers, competitors, employees and government bodies and representatives must be based on compliance with all applicable laws and regulations;

(iii)	business practices that do not infringe human rights and are aligned with several international responsible business conduct standards;

(iv)	respect to diversity, authenticity and the individual, being all forms of discrimination forbidden, whether by race, religion, gender, sexual orientation, age, political opinion, nationality, social status, origin and others;

(v)	promotion of smart consumption;

(vi)	performance respecting the applicable antitrust legislation and requirement of approval of commercial practices and policies by the Company’s Compliance Area;

(vii)	obligation to report any conflicts of interest with the Company;

(viii)	no tolerance towards any and all acts of corruption, being compliance with all local and international laws that forbid corruption in all the locations where the Company operates mandatory, as well as compliance with the Company’s rules, policies and internal procedures. The Company has in place an Anti-Corruption Policy that establishes the forbidden conducts according to the (local and foreign) anti-corruption legislation applicable to the Company, as well as regulates subjects such as (i) gifts, donations, entertainment and hospitality for public agencies and servants, (ii) political contributions, (iii) contracting with public agencies, (iv) compliance due diligence procedures for service providers and suppliers

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(intermediaries), and (v) reporting channels, among others;

(ix)	hiring of and payment to service providers that may have occasional contact with government employees, on behalf of the Company, must abide by the rules defined by the Company’s Compliance Area;

(x)	prohibition on accepting presents, corporate gifts, favors, loans, services or special treatment of any kind from individuals or organizations that do or attempt to do business with the Company, regardless of value;

(xi)	upholding the proper professional standards in documentation involving accounting and financial matters, so that the Company’s financial statements, its books and records precisely, clearly and completely reflect, in proper details, all businesses and operations of the Company;

(xii)	no tolerance for any and all acts related to money laundering, terrorist financing, being mandatory to comply with all local and international laws that address the topic, as well as the Global Compliance Policy in International Trade and Anti-Money Laundering, which complements the general provisions set forth in the Code of Business Conduct and regulates the applicability of (i) the anti-money laundering and terrorist financing laws, and (ii) the international trade laws and regulations in the Company’s operations;

(xiii)	preservation of the confidentiality of the Company’s information and prohibition on disclosing or providing passwords to other people;

(xiv)	the Company’s guidelines on digital ethics, acting with transparency and responsibility, established by clear policies that regulate (i) compliance with local privacy and data protection laws; (ii) compliance with internal digital ethics procedures; (iii) the collection and use of data observing the principle of purpose and transparency; and (iv) the implementation of applicable Information Security procedures;

(xv)	guidelines about social networks and instant messaging applications, in order to preserve the Company’s image;

(xvi)	use of the Company’s entire assets solely for legitimate corporate purposes; and

(xvii)	Guidelines about communication with the market and with the press.

The Company’s Board of Executive Officers, within the Ethics Committee, is responsible for managing the Code of Conduct, receiving advice from Company’s Compliance Department, which is in charge of (i) evaluating how the entire procedures contained in the Code of Conduct are applied, so as to ensure their efficacy and effectiveness, (ii) ensuring that all the Employees and third parties that do business with the Company are aware of the Code Conduct, and (iii) assessing and supervising the cases of infringements of the Code of Conduct, defining the necessary measures.

All the subjects addressed by the Code of Conduct, including anti-corruption practices, are disseminated to the entire Company through internal communications and videos. Moreover, all leadership employees (specialists, managers and officers) and members of the Board of Directors participate in online and/or face-to-face trainings on the and anti-corruption practices annually. The mandatory annual training also includes a statement by such employees acknowledging to be aware of and fully accept and comply with the Code of Conduct. Every year some areas are selected, based on the scope of the job and risks related thereto, for live and target training, given by the Compliance Department, addressing other rules of the Compliance Program and Anti-Corruption of the Company.

The full Code of Conduct may be found in Company’s webpage at www.ambev.com.br, in “About Ambev”, “Ethics”, “Code of Conduct”. In addition, The Code of Conduct may also be found in the Company’s investor relations webpage at ri.ambev.com.br, in “Corporate Governance”, “Policies, Codes and Regulations”, “Code of Conduct”.

(i)               the main mechanisms and procedures for integrity adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adjusted

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The main mechanisms and procedures for integrity adopted by the Company are:

(a)	disclosure of the rules, policies and procedures comprising our Compliance Program through periodic training of managers and employees of the Company, as well as campaigns of communication developed and coordinated by Compliance;

(b)	providing a specific channel for employees on the Company's intranet to send inquiries and questions about the Code of Conduct and other aspects of the Compliance Program (Compliance Channel of Compliance), being such questions answered by a specialized team;

(c)	provision of an Ombudsman channel for employees, suppliers, clients and consumers to report violations to the Code of Conduct and other policies of the Company (for more details, see item 5.4(b) below);

(d)	previous analysis by Compliance of suppliers and service providers that will or may contact the Public Administration on behalf of the Company, such as lawyers, consultants and documentary agents;

(e)	analysis and previous validation by Legal and Compliance Departments of any contracts with governmental entities or public agencies;

(f)	prohibition of any donation of goods to public official or public agency employees without prior authorization by the Compliance Department;

(g)	inclusion of an anti-corruption clause in all agreements and execution, by all suppliers and service providers, of an agreement of general terms, by means of which they agree not to perform any act that may violate the Brazilian and international anti-corruption legislation (in particular the FCPA); and

(h)	due diligence and prior compliance in corporate transactions aimed at the detention of risks of fraud and corruption involving the target company and its partners (for more details, see item (c) below).

(ii)       the organizational structures involved to monitor the operation and efficiency of the mechanisms and internal procedures for integrity, stating their duties, in case their creation was formally approved, the departments of the issuer to which they report, and the mechanisms to ensure the independence of its managers, if any

Under the Code of Conduct approved by the Board of Directors of the Company, the management of the Compliance Program of the Company is incumbent to the Ethics Committee, which is a not statutory deliberative body formed by (i) the Chief Executive Officer, (ii) Chief Financial and Investor Relations Officer, (iii) People and Management Vice President Officer, (iv) Compliance and Legal Vice President Officer, (v) Corporate Affairs Vice President Officer, and (vi) Compliance Manager, as the secretary of the Committee.

The Ethics Committee shall meet at least four times during the year to resolve on matters related to the Code of Conduct and Compliance, being able to meet at any time for resolution of emergency matters. The Ethics Committee shall also resolve on and to take to the knowledge of the Board of Directors the most important matters discussed related thereto.

The Company also has an exclusively dedicated Compliance Department, in charge of the implementation and management of the Compliance Program. The Compliance Department of the Company reports directly to the Compliance and Legal Vice President Officer.

Finally, the Compliance and Legal Vice President Officer of the Company periodically reports to the Board of Directors and the Fiscal Council the status and operation of the Compliance Program, as well as any material matters related to integrity, subject to the authorities of each body.

(iii) in case the issuer has a formally approved code of ethics or conduct, indicating:

142

• whether it applies to all officers, members of the fiscal council, directors and employees, and whether it also covers third parties, such as suppliers, service providers, intermediary agents and associates

The Company's Code of Conduct applies to all directors, officers and employees of the Company and its subsidiaries in Brazil and abroad, as well as to our suppliers, service providers and other partners, who must act consistently with the Company Code of Conduct.

• the sanctions applicable in the event of violation of the code or other rules related to the matter, identifying the document where these sanctions are set forth

Under the Code of Business Conduct, any employee who violates such code or any another policy of the Company shall be subject to disciplinary measures, which may include warning, suspension and even termination.

In addition, failure to comply with the Company’s Code of Conduct, policies and procedures, as well as with federal, state, local laws and any applicable foreign laws, may result in termination of the employment contract or removal from office on the Board of Executive Officers or Board of Directors, after fulfillment of the necessary corporate acts, without prejudice to the possibility of communication to public authorities.

• body that approved the code, date of approval and, if the issuer publishes the code of conduct, sites on the World Wide Web where the document can be consulted

The Company’s Code of Conduct was approved in its latest version on December 21, 2020 by the Board of Directors. The full Code of Conduct may be found in Company’s webpage at www.ambev.com.br, in “About Ambev”, “Ethics”, “Ambev’s Code of Business Conduct”. In addition, The Code of Conduct may also be found in webpage of relations with investors of the Company at ri.ambev.com.br, in “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Code of Conduct”.

(b) In case the issuer has a report channel, indicating, if so:

(i) whether the report channel is internal or is in charge of third parties

(ii) whether the channel is open to receive complaints from third parties or if it only receives complaints from employees

(iii) whether there are mechanisms for anonymity and protection for whistleblowers in good faith

(iv) issuer’s body responsible for investigating the complaints

The Company makes the Ombudsman channel available 24 hours per day, seven days per week, by means of which it is possible to report acts of corruption, fraud, bribe or illicit aiding, violation of internal controls and systems, events of theft or robbery, or any other violation to the Code of Business Conduct, anti-corruption laws and other applicable legislation. The channel is also open for receiving reports made by third parties. Clients, suppliers or consumers may make reports to: (i) website http://www.ouvidoriaambev.com.br; or (ii) phone 0800 725 0011.

All reports, which can be made on an anonymous basis (the complainant shall only be identified if they want to do so), are received by a system operated by a third-party company, which shall forward them in full to the Compliance Department, thus ensuring the required confidentiality and the anonymity.

In addition to the anonymity ensured by the Ombudsman as provided for in its Code of Business Conduct, the Company forbids and does not tolerate any retaliation or threat against any person who reports a possible violation to the law, regulation or policy of the Company. In the same manner, any employee who discourages or hinders another person from reporting or asking for aid or assistance needed to report the problem will be subject to disciplinary measures. Retaliation is an act of violation and also must be reported to the Ombudsman Channel of the Company.

Compliance Department is responsible for managing the Ombudsman Channel, as well as for conducting and following-up the progress of each case. Given the capillarity of the business units of the Company, some reports are verified, under the supervision of the Compliance Department, (i) by the regional People and Management teams, when they related the work environment; and (ii) by a third-party Risk Manager, when they are related to fraud in sales and theft/robberies.

143

After the verification, the justified reports are submitted for resolution by the Ethics Committee (serious cases) or, by delegation, the Compliance Department itself, and specialists of the Legal and Human Resource and Management Department. The proper department shall resolve on the application of appropriate sanctions and correction of the flow of activities, if required.

(c) Number of cases confirmed in the last three (3) fiscal years of deviations, fraud, irregularities and wrongdoings against the public administration, and the corrective measures adopted

Not applicable, as no cases of deviations, fraud, irregularities and wrongdoings against the public administration have been confirmed in the last three (3) fiscal years.

(d) In case the issuer has no rules, policies, procedures or practices aimed at the prevention, identification and remediation of deviations, fraud, irregularities and wrongdoings against the public administration, identify the reasons why the issuer has failed to adopt controls for such purpose

Not applicable, since the Company adopts measures for such purpose, as provided for in the item above mentioned.

144

5.4 – Regarding the last fiscal year, inform if there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, also commenting on any expectations of reduction or increase in the issuer’s exposure to such risks

Not applicable, since no material changes occurred in the main risks to which the Company is exposed, or in the Policy on Risk Management adopted by it. Any expectations concerning the reduction or increase in the Company’s exposure to the main risks to which it is exposed are already indicated in the risks described in this Reference Form.

145

5.5 – Provide other information that the issuer deems material

There is no other material information regarding this item 5.

146

6. Control and economic group

6.1 / 6.2 – Identify the controlling shareholder or group of controlling shareholders, indicating in relation to each of them:

a) Name	b) Nationality	c) CNPJ/CPF No.	d) Number of Shares Held			e) Interest Percentage			g) Shareholders’ Agreement	h) Legal representatives	i) Date Last Amended	Controlling Shareholder
			Common	Preferred	f) Total	Common	Preferred	f) Total
1. InterBrew International BV	Holland	06.614.548/0001-08	8,441,665,862	-	8,441,665,862	53.58	-	53.58	Yes	Eduardo Carvalho de Paoli CPF No. 284.388.148-08	04/03/2023	Yes
1.1. ABI Inve. Holding Ltd - UK19	United Kingdom	-	10,254,210	-	10,254,210	100.00	-	100.00	-	-	11/20/2018	No
1.1.1. ABI UK Holding 2 – UK TopCo 2	United Kingdom	-	4	-	4	100.00	-	100.00	-	-	11/02/2021	No
1.1.1.1. ABI UK Hold 1 – UK TopCo 1	United Kingdom	-	90,886,959,826	-	90,886,959,826	100.00	-	100.00	-	-	05/12/2020	No
1.1.1.1.1. AB InBev Nederland Holding BV	Holland	-	91,196,315,346	-	91,196,315,346	59,140	-	59,140	-	-	11/20/2018	No
1.1.1.1.1.1 Anheuser-Busch InBev SA/NV	Belgium	-	23,828,202,209	-	23,828,202,209	67,620	-	67,620	-	-	07/29/2014	No
1.1.1.1.1.2. InBev Belgium BV	Belgium	-	11,408,224,462	-	11,408,224,462	32,380	-	32,380	-	-	03/21/2024	No
1.1.1.1.1.2.1. Anheuser-Busch InBev SA/NV	Belgium	-	12,217,499	-	12,217,499	100.00	-	100.00	-	-	12/18/2012	No
1.1.1.1.2. InBev Belgium BV	Belgium	-	5,930,822,218	-	5,930,822,218	3,850	-	3,850	-	-	03/25/2020	No
1.1.1.1.3. ABI UK Finance	United Kingdom	-	14,253,174,293	-	14,253,174,293	9,240	-	9,240	-	-	05/03/2018	No
1.1.1.1.3.1. ABEL-Anheuser-Busch Europe Limited	United Kingdom	-	14,152,195,252	-	14,152,195,252	100.00	-	100.00	-	-	12/31/2016	No
1.1.1.1.3.1.1 Ambrew Sarl	Luxembourg	06.250.266/0001-79	9,001,046,241	-	9,001,046,241	100.00	-	100.00	-	-	09/21/2015	No
1.1.1.1.4 Anheuser-Busch InBev SA/NV	Belgium	-	42,822,648,747	-	42,822,648,747	27,770	-	27,770	-	-	03/25/2020	No
2. AmBrew S.à.r.l	Luxembourg	06.250.266/0001-79	1,287,671,100	-	1,287,671,100	8.17	-	8.17	Yes	Eduardo Carvalho de Paoli CPF No. 284.388.148-08	12/13/2022	No
2.1. Anheuser-Busch InBev SA/NV	Belgium	-	26,793,424	-	26,793,424	100.00	-	100.00	-	-	12/16/2020	No
2.1.1. Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	33.62	-	33.62	-	-	12/20/2010	No

147

2.1.1.1. BRC S.àr.l.	Luxembourg	-	331,537,416	-	331,537,416	50.00	-	50.00	-	-	12/20/2010	No
2.1.1.1.1. S-BR Global Investments Limited	Bahamas	-	15,557,832,203	-	15,557,832,203	93,568	-	79,091	-	-	06/20/2017	No
2.1.1.1.1.1. Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50.00	76,340	55,345	-	-	06/20/2017	No
2.1.1.1.1.1.1. INPAR Investment Fund	Holland	-	99,992	-	99,992	100.00	-	100.00	-	-	06/20/2017	No
2.1.1.1.1.1.1.1. Stichting Enable	Holland	-	188,379,030,843	-	188,379,030,843	100.00	-	100.00	-	-	06/20/2017	No
2.1.1.1.1.1.1.1.1. Inpar VOF	Holland	-	100	-	100	100.00	-	100.00	-	-	06/20/2017	No
2.1.1.1.1.1.1.1.1.1. Jorge Paulo Lemann	Switzerland	005.392.877-68	996	-	996	99,600	-	99,600	-	-	06/20/2017	No
2.1.1.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25.00	-	19,927	-	-	06/20/2017	No
2.1.1.1.1.2.1. CCCHHS Holdings Ltd.	Bahamas	-	49,996	-	49,996	100.00	-	100.00	-	-	10/25/2017	No
2.1.1.1.1.2.1.1. FS Holdings Limited	Bahamas	-	100	-	100	100.00	-	100.00	-	-	10/25/2017	No
2.1.1.1.1.2.1.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	127,260,984	-	127,260,984	100.00	-	100.00	-	-	02/07/2023	No
2.1.1.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25.00	23,660	24,728	-	-	06/20/2017	No
2.1.1.1.1.3.1. MTFD Holding Ltd.	Bahamas	-	600	-	600	100.00	-	100.00	-	-	09/13/2022	No
2.1.1.1.1.3.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	1,280,409,367	-	1,280,409,367	100.00	0	100.00	-	-	10/01/2022	No
2.1.1.1.2 BR Global Investments SCS	Luxembourg	-	-	3,043,417,797	3,043,417,797	-	100.00	15,472	-	-	01/03/2019	No
2.1.1.1.2.1 BR Global Investments GP	Luxembourg	-	400	-	400	100.00	-	100.00	-	-	12/21/2018	No
2.1.1.1.2.1.1 Santa Erika Ltd.	Bahamas	-	4,000	-	4,000	33,334	-	33,334	-	-	12/21/2018	No
2.1.1.1.2.1.2 Santa Heloisa Ltd.	Bahamas	-	4,000	-	4,000	33,333	-	33,333	-	-	12/21/2018	No
2.1.1.1.2.1.3 Santa Paciência Ltd.	Bahamas	-	4,000	-	4,000	33,333	-	33,333	-	-	12/21/2018	No
2.1.1.1.3 Santa Erika Ltd.	Bahamas	-	786,397,949	-	786,397,949	4,730	-	3,998	-	-	09/30/2021	No
2.1.1.1.4 Santa Heloísa Ltd.	Bahamas	-	283,148,363	-	283,148,363	1,703	-	1,439	-	-	09/30/2021	No
2.1.1.2 EPS Participations S.à r.l.	Luxembourg	-	331,537,416	-	331,537,416	50.00	-	50.00	-	-	02/09/2012	No

148

3. FAHZ	Brazil	60.480.480/0001-67	1,609,987,301	-	1,609,987,301	10.22	-	10.22	Yes	-	12/31/2018	No
4. Other	-	-	4,408,628,121	-	4,408,628,121	27.99	-	27.99	No	-	04/25/2023	No
5. Treasury	-	-	5,880,900	-	5,880,900	0.04	-	0.04	-	-	04/03/2023	-
Total	-	-	15,753,833,284	-	15,753,833,284	100.00	-	100.00	-	-	-	-

149

6.3 – Describe the capital distribution, as determined at the last general shareholders’ meeting, in the table below

Date of last meeting/Date of last alteration	April 28, 2023
Number of individual shareholders (Units)	308,094
Number of corporate shareholders (Units)	1,897
Number of institutional investors (Units)	652

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controlling shareholder, its related persons, the issuer's directors and shares held in treasury

Quantity of common shares (Units)	4,394,245,879	27.8932%
Quantity of preference shares (Units)	-	-
Total	4,39 4,245,879	27.8932%

150

6.4 – Indicate the companies in which the issuer has interests and that are material to the development of its activities, informing:

Company Name	CNPJ	Company’s Interests (on 12/31/2022)
RPO Latam Estratégia em Compras Ltda.	04.294.012/0001-27	100.00%
Cervejaria ZX S.A.	01.131.570/0001-83	100.00%
Arosuco Aromas e Sucos Ltda.	03.134.910/0001-55	100.00%
B.Blend Máquinas e Bebidas Ltda.	22.172.203/0001-06	50.00%
CRBS S.A.	56.228.356/0001-31	0.01%
Dahlen S.A.	N/A	100.00%
Hohneck S.A.	N/A	100.00%
Ambev Luxemburgo S.à R.L	N/A	100.00%
Lizar Participações Ltda.	56.022.585/0001-03	100.00%
Maltería Pampa S.A.	N/A	60.00%
Tenedora CND S.A.	N/A	80.61%
Bebidas Fantásticas e Participações Limitada	24.398.780/0001-38	100.00%
Cerveceria Nacional S de R.L	N/A	100.00%
Jalua Spain S.L.	N/A	100.00%

151

6.5 - Insert an organizational chart of the issuer’s shareholders and of the economic group in which it operates, indicating: a. all direct and indirect controlling shareholders and, if the issuer so wishes, the shareholders with an interest equal to or greater than 5% of a class or type of shares; b. issuer’s main subsidiaries and affiliates; c. issuer’s interests in companies of the group; d. interests of the companies of the group in the issuer; e. main companies under common control

JP Lemann
99,6 %
Inpar VOF
Netherlands
100 %
Stichting Enable
Netherlands
100 %
Inpar Investment Fund
Netherlands
100 %
Santa Erika Ltd.
Bahamas
CA Sicupira
100 %
FS Holdings Limited
Bahamas
100 %
CCCHHS Holding Ltd.
Bahamas
100 %
Santa Heloisa Ltd.
Bahamas
MH Telles
100 %
MTFD Holding
Bahamas
100 %
Santa Paciencia Ltd.
Bahamas
33,33%
33,33%
33,33%
19,92%
24,72%
55,34%
BR Global Inv. GP
Bahamas
S-BR Global Investments Ltd.
Bahamas
100%
BR Global Investments SCS
Luxembourg
81,04%
1,43%
15,85%
3,99%
BRC S.à r.l.
Luxembourg
50,0%
1,75 %
Stichting ABI
Netherlands
50,0%
EPS Participations S.à r.l.
33,47%
AB InBev S.A. N.V.
Belgium

152

AB Inbev SA/NV
Bélgica
Inbev Belgium BV
AB Inbev SA/NV 100,00%
Holanda
ABI NL Holding BV
AB Inbev SA/NV 67,62%
Inbev Belgium BV 32,38%
Reino Unido
ABI UK Hold 1–UK TopCo 1
ABI NL Holding BV 59,14%
ABI SA/NV 27,77%
ABI UK Finance 9,24%
InBev Belgium BV 3,85%
Reino Unido
ABI UK Holding 2-UK TopCo 2
ABI UK Hold 1–UK TopCo 1 100,00%
Reino Unido
ABI Inve. Holding Ltd - UK19
ABI UK Holding 2 – UK TopCo 2 100,00%
Holanda
Interbrew International BV
ABI Inve. Holding Ltd - UK19 100,00%
Luxemburgo
Ambrew S.à.r.l
AB Inbev SA/NV 100,00%
Reino Unido
ABEL
Ambrew S.à.r.l 100,00%
Luxemburgo
ABI UK Finance
ABEL 100,00%
Brasil
FAHZ
Outros 100,00%
Outros
Outros 100,00%
Ambev S.A.
Interbrew 53,59%
Ambrew 8,17%
Fahz 10,22%
Outros 28,02%
Luxemburgo
Ambev Lux SarL
Ambev S.A. 100.0%
Uruguai
Dahlen
Ambev S.A. 100,00%
Argentina
Lambic S.A
Ambev S.A. 100,00%
Chile
Lambic Chile
Lambic S.A. 99,99999%
Others 0,00001%
Uruguai
NCAQ
Lambic Chile 99,99999995%
Dunvegan 0,00000005%
Bélgica
Ampar
Ambev Luxembourg 100,00%
Canadá
Labatt Brewing
Ambev Luxembourg 100,00%
Canadá
Canada region subsidiaries
Uruguai
Linthal ROU
Ambev Luxembourg 100,00%
Canadá
Cerbuco
Ambev Luxembourg 100,00%
Cuba
Bucanero
Cerbuco 50,00%
Coralsa 50,00%
LAS region subsidiaries
Suécia
LAScan Beverage Co
LASI 100,00%
Bolívia
CBN
LAScan BC 85,34%
Others 14,66%
Argentina
Hohneck Arg
Ambev S.A. 100,000%
Chile
Hohneck Chile
Hohneck Arg 99,9998%
Others 0,0002%
Uruguai
Dunvegan
Hohneck Chile 47,69%
Hohneck Arg 52,31%
Rep. Dominicana
TENEDORA
Ambev S.A 80,61%
ELJ 15,00%
Arosuco 4,39%
Rep. Dom.
CND
Tenedora 99,67%
Others 0,33%
CAC region subsidiaries
Rep. Dominicana
Abejas Log.Group S.R.L
Ambev S.A. 99,50%
CRBS 0,50%
Espanha
LASI
Linthal 100,0%
Argentina
Cerv. y Malteria Quilmes
LASI 94,74%
Linthal 5,01%
Others 0,25%
Paraguai
Cerv. Paraguaya S.A
LASI 87,14%
FNC 0,22%
Others 12,64%
Chile
Inv. Bemberg Chile
LASI 99,999%
Mulpún S.A 0,001%
Chile
Cerveceria Chile
LASI 98,41%
Inv. Bemberg 1,59%
Mulpún S.A 0,0000%
Arosuco
Ambev S.A. 99,99999998%
NexWay 0,00000002%
Ambev Tech Ltda.
Arosuco 100,0%
Menupontocom
Arosuco 100,00%
Donus Holding Ltda.
Arosuco 100,00%
Bees Instituição Pgtos Ltda.
Donus Holding 100,00%
Get In Tecnologia S.A
Arosuco 75,00%
Outros 25,00%
CRBS
Arosuco 99,98948%
Ambev S.A. 0,01052%
RTD Luxembourg SarL
CRBS S/A 100,00000%
Cervejaria ZX S.A
Ambev S.A. 99,9999999%
Arosuco 0,0000001%
Cervejaria Pratinha
Cervejaria ZX 100,00%
Zé Soluções Tec. Com. Beb. Ltda.
Cervejaria ZX 100,00%
Lizar
Ambev S.A. 99,9999%
Arosuco 0,0001%
NexWay
Ambev S.A. 100,0000%
ZXExperience Bares
NexWay 100,0000%
B Blend Maquinas
Ambev S.A. 50,00%
Whirlpool 50,00%
Bebidas Fantásticas
Ambev S.A. 100,000000%
Incrível Cia Bebidas
B. Fantást. 100,0000%
Panamá
Cerveceria Nacional S.R.L
Ambev S.A. 99,00%
Distrib.Comerc. 1,00%
Panamá
Distrib. Comerc.
Cerv. Nacional S 99,00%
Ambev S.A. 1,00%
Panamá
Mar del Sur Logistica, S.A
Cerv. Nacional S 100,00%
Espanha
Jalua
Ambev S.A. 100,00%
Uruguai
Monthiers
Jalua 100,00%
Guatemala
Ind.del Atlântico
Monthiers 50,00002%
Others 49,99998%
Uruguai
Cympay
Monthiers 100,00%
Argentina
Pampa
Ambev S.A. 60,00%
Monthiers 40,00%
Uruguai
MUSA
Malt. Pampa 60,00%
Brazilian Companies
Offshore Companies

153

6.6 – Provide other information that the issuer deems material

There is no other material information regarding this item 6.

154

7. Management and Shareholders’ Meetings

7.1 - Describe the main characteristics of the issuer’s management bodies and fiscal council, identifying:

The Company is managed by (i) a Board of Directors, (ii) an Executive Board of Officers, (iii) a Fiscal Council, and (iv) advisory committees to the Board of Directors.

Board of Directors: The Board of Directors consists of at least five (5) and not more than eleven (11) effective members (plus two (2) to eleven (11) alternates, who may not be specifically attached to a full member, elected by the Shareholders’ Meeting and removed by it at any time, with a term of office of three (3) years, reelection being permitted). The majority of the members of the Board of Directors must consists of external members, under art. 15, paragraph 3 of the Company’s By-laws, and at least two members must be independent members under art. 15, paragraph 5, of the By-laws.

Executive Board of Officers: The Executive Board of Officers is formed by a minimum of two (2) and a maximum of fifteen (15) members, whether shareholders or not, being (i) a Chief Executive Officer, (ii) a Commercial Vice President Officer, (iii) a Sales Vice President Officer, (iv) a People and Management Vice President Officer, (v) a Logistics Vice President Officer, (vi) a Marketing Vice President Officer, (vii) an Industrial Vice President Officer, (viii) a Chief Financial and Investor Relations Officer, (ix) a Legal Vice President Officer, (x) a Non-Alcoholic Beverages Vice President Officer, (xi) a Compliance Vice President Officer, (xii) an Information Technology Vice President Officer and (xiii) the other Officers without specific designation, all elected by the Board of Directors and removable by it at any time, with a term of office of three (3) years, reelection being permitted.

Fiscal Council: The Fiscal Council consists permanently of a minimum of three (3) and a maximum of five (5) members (and the same number of deputies), all elected by the General Meeting and removable by it at any time, with term of office until the first Annual Shareholders’ Meeting that shall be held after the election of its members, the reelection being permitted.

For more information on descriptions, powers and attributions of the Board of Directors, Board of Executive Officers and Fiscal Council, please see the Bylaws and the respective internal regulations, as the case may be, available for consultation on the Company’s investor relations website (ri.ambev.com.br).

For more information on advisory committees to the Board of Directors, please see item 7.2 (a) of this Reference Form.

(a)       Main characteristics of the policies for nominating and filling positions, if any, and, in case the issuer discloses them, the sites where the document can be consulted in the world wide web

The Company does not have a policy for nominating and filling positions in the management bodies and the Fiscal Council.

(b) If there are performance evaluation mechanisms, indicating, if so:

i.             the periodicity of the evaluation and its comprehensiveness;

ii.           the methodology adopted and main criteria use in the evaluation; and

iii.          if external consultancy or advisory services were contracted.

In accordance with the Internal Regulations of the Board of Directors and the minimum annual agenda of such body, the Board of Directors and its advisory committees – People Committee, Governance

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Committee and Operations and Finance Committee – are evaluated once a year through an evaluation process defined by the Board of Directors, which includes both the performance of the collegiate bodies themselves and their individual members, including their co-chairmen or chairman, as the case may be. Accordingly, and pursuant to its Internal Regulations, the Fiscal Council undergoes a self-evaluation process annually. Each body carries out its self-evaluation, and the Board of Directors, in addition to self-evaluation, also evaluates the performance of its advisory committees. There is no participation of external experts in the evaluation process of the Board of Directors, the Fiscal Council or the advisory committees to the Board of Directors.

Such evaluations are based on several criteria, including: appropriate qualification, diversity of experiences and education, knowledge of the Company’s industry and area, effective leadership of the co-chairmen or chairman (as the case may be), assiduity, and preparation for the discussion of the issues, active and constructive contribution in the decision-making process, integrity and commitment to the exercise of functions. At the end of the evaluation process, the Board of Directors, as the case may be, identifies the main points to be addressed for improving the performance of the bodies and, as the case may be, defines the actions and measures to be implemented to do so. In addition, during the year following the evaluation, the Board of Directors monitors the evolution of such actions and measures, in order to ensure that the identified improvement points are actually resolved.

As well as the Board of Directors’ evaluation, Fiscal Council’s self-evaluation is based on its competencies and duties and responsibilities of each member as set forth in its Internal Regulations, in Law No. 6,404/76, in the Company’s By-laws and in Sarbanes-Oxley Act. After the self-evaluation process, the Fiscal Council shall identify the main points to be addressed to improve its performance and, as the case may be, define the actions and measures to be implemented.

Additionally, the Executive Board’s members of the Company, including the Chief Executive Officer, have annual financial and non-financial performance goals, including those related to environmental, social and governance aspects in line with their respective areas of activity, established by the Board of Directors. The attainment of such goals composes one of the variables to verify the right of the Officer to the variable remuneration in that year. The process of evaluating the achievement of these goals occurs usually in the first quarter of each year. There is no third-party participation in this process.

The officers' competencies are evaluated annually by their peers and subordinates and by self-evaluation (360º evaluation), and there also shall be no contracting of third parties for this evaluation. Such annual evaluation process is usually carried out in the second semester of each year and it is divided in the following stages: (i) appointment of evaluators; (ii) validation by the manager; (iii) evaluation 360º; and (iv) submission of the final report and feedback meeting held by the manager. Relating to the manager, the Chief Executive Officer is evaluated by the co-chairmen or chairman (as the case may be) of the Board of Directors, and the others Statutory Officers by the Chief Executive Officer. The evaluations are discussed by the People Committee and the Board of Directors, which resolve on the next steps of each of the executives in the Company (stay, promotion, dismissal etc.).

Such annual evaluation is based on leadership skills related to the Company’s logic principal pillars. Thus, in addition to the achievement of outcome goals associated to the Company’s performance, the Officers are also evaluated based on their compliance with the Company’s culture and, as consequence, to its principles.

(c) Rules for identifying and managing conflicts of interest

Under Law 6404/76 a person must not be elected as a director of the Company, unless waived by a Shareholders’ Meeting, if they have interests conflicting with the Company's or hold positions in companies that may be considered competitors in the market, in particular, positions on their advisory boards,

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management bodies or fiscal councils/audit committees.

The Bylaws and the Board of Directors' Internal Regulations provide that the directors, in the exercise of their powers, cannot vote or intervene in matters in which they have or represent a conflicting interest with the Company. In addition, considering that the directors are responsible for electing the members of the Statutory Executive Board of Officers, the Company adopts as a good practice the non-cumulation, by the same person, of an executive position with the position of member of the Company’s Board of Directors, aiming to guarantee greater independence and autonomy among the main governance bodies. Moreover, according to the terms of the Company’s Bylaws, the positions of co-chairmen or chairman (as the case may be) of the Board of Directors and Chief Executive Officer of the Company cannot be held by the same person.

Law 6,404/76 also bars directors or officers from intervening in any corporate transaction in which they have interests conflicting with the Company's interest, or in any deliberation in this respect made by the other directors; in these cases, those affected must notify their impediment and the nature and the extent of their interest must be recorded in the minutes of meeting of the Board of Directors or Executive Board of Officers. However, directors or officers and the Company may reach agreements on reasonable and fair terms similar to those prevailing in the market or terms that the Company would agree to with third parties.

In relation specifically to directors or officers who are also shareholders of the Company, Law No. 6,404/76 states that a shareholder may not vote in Shareholders’ Meetings concerning valuations of assets to be added to capital stock or approval of their accounts as directors or officers, or any other deliberations that may benefit them in a particular way, or that involve conflict of interests with the Company.

Any decision made as a result of votes by shareholders that has a conflict of interest with the Company may be annulled. The shareholder shall be held liable for damages and be obliged to transfer any benefits obtained to the Company.

In addition, the Company adopts a specific mechanism to identify conflicts of interest in the Board of Directors, applying to the case the rules contained in the Brazilian legislation and in the Policy on Transactions with Related Parties (“Related Parties Policy”), available at ri.ambev.com.br.

Under the terms of the Related Parties Policy, the following must be observed: (i) the controlling shareholders and the management cannot vote or intervene in matters in which they have a conflict of interest with the Company, (ii) the Governance Committee is responsible for analyzing, monitoring and expressing its opinion on matters involving situations of potential conflict of interest between the Company (or its subsidiaries), on the one hand, and its managers and controlling shareholders, on the other hand, and (iii) forms of compensation of advisors, consultants or agents that generate conflict of interest with the Company, its subsidiaries, its administrators or shareholders are forbidden.

(d) Per body:

(i) Total number of members, grouped by self-reported identity of gender

12/31/2022
Self-reported identity of gender
	Female	Male	Non-binary	Others	Total number of members per body
Board of Directors (permanent members)	2	9	0	0	11

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Board of Directors (alternate members)	0	1	0	0	1
Executive Board of Officers	3	11	0	0	14
Fiscal Council (permanent members)	1	2	0	0	3
Fiscal Council (alternate members)	0	3	0	0	3
Total members by gender	6	26	0	0	32

(i)	Total number of members, grouped by self-reported identity of color or race

12/31/2022
Self-reported identity of color or race
	White	Yellow	Black	Indigenous	Brown	Others	Total number of members per body
Board of Directors (permanent members)	11	0	0	0	0	0	11
Board of Directors (alternate members)	1	0	0	0	0	0	1
Executive Board of Officers	13	1	0	0	0	0	14
Fiscal Council (permanent members)	2	0	0	0	1	0	3
Fiscal Council (alternate members)	3	0	0	0	0	0	3
Total members by color or race	30	1	0	0	1	0	32

(iii)       Total number of members grouped by other diversity attributes that the issuer deems material

The Company will not disclose the total number of members grouped by other diversity attributes yet, as it intends to adjust the information collection routine through a diversity census.

(e) If any, specific goals that the issuer has regarding the diversity of gender, color or race, or other attributes among the members of its management bodies and fiscal council

The Company does not yet have specific goals regarding the diversity of gender, color or race, or other attributes, for members of the management bodies and Fiscal Council, despite already having goals and initiatives of this nature for the staff, as described in item 10.5 of this Reference Form.

(f) Role of management bodies in assessing, managing and supervising climate-related risks and opportunities

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As reported in item 1.2, the Company announced its ambition to achieve net zero in its own operations by 2030 and across the entire value chain by 2040. To meet these commitments, the Company identified several opportunities covering its entire value chain, as described in its net zero roadmap publicly available here - https://ambev.com.br/sustentabilidade/acoes-climaticas.

Due to the potential economic, social and environmental risks that climate changes may generate and directly affect companies’ operations, decision-making related to these issues requires the involvement of the highest levels of management. At the Company, the supervision of climate issues is carried out by the Executive Board of Officers, which verifies the topics that need analysis and informs and updates the members of the Board of Directors.

The Procurement Vice President Officer has been paving the way for climate action by establishing environmental goals and planning actions directed at the entire value chain. In addition, the climate action front is considered in strategic planning, with goals for reducing greenhouse gas emissions in direct emissions and in the value chain, and, indirectly, through goals in circular packaging, water stewardship, agriculture and entrepreneurship.

The Company’s ESG Committee, consisting of members of the Executive Board of Officers, discusses sustainability issues, including issues associated with climate change, such as indicators of impacts of climate risks and opportunities and the definition of goals for monitoring these risks. Risk management, as a whole, is carried out by the Internal Audit department, which reports directly to the Board of Directors. The Executive Board of Officers and the Procurement department, together with the Company’s strategic departments, assess climate risks and opportunities, investment opportunities and risk factors.

The discussion on integrating climate issues into the Company’s strategic planning goes through several internal forums, such as the ESG Committee, which are reported to the Board of Directors. In addition, our teams actively participate in forums and cooperation works with entities of the industry and academic, research and national and international multisectoral entities, and NGOs to develop broader agendas in relation to these issues.

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7.2 - In relation specifically to the board of directors, indicate:

(a)       Permanent bodies and committees that report to the board of directors

The Bylaws enable the Board of Directors to set up advisory committees, consisting of a majority of members of the Board of Directors, the specific compositions and assignments of which are defined by the Board of Directors, to analyze and discuss matters defined as within their competence, and to formulate proposals and recommendations for resolution by the Board of Directors.

On the date of this Reference Form, the Company’s Board of Directors has three (3) advisory committees, formed by a minimum of three (3) and a maximum of six (6) members, consisting of a majority of members of the Board of Directors, namely: (i) Operations and Finance Committee, (ii) Governance Committee; and (iii) People Committee. Said committees consists exclusively of members who do not participate in the Company’s Executive Board of Officers, the main attributions of which are described below.

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions taken by the Ambev’s Board of Directors and managers. The Finance and Operations Committee’s responsibilities include:

(i)   monitor the Company’s long-term planning;

(ii) monitor the evolution of the Company’s actuarial liabilities and investments in pension plans;

(iii)    monitor investor relations strategies and the performance of the Company’s rating, as issued by risk rating agencies;

(iv)    give opinions on the annual investment planning;

(v) analyze and issue an opinion on the proposals of the Statutory Executive Board of Officers about opportunities for corporate reorganizations, mergers, acquisitions, spin-offs, consolidations or disposals of shareholdings involving the Company;

(vi)    monitor the evolution of the Company’s capital structure and cash flow, and give opinions on the compensation strategy of the Company’s shareholders;

(vii)  verify compliance with the Company’s Financial Risk Management Policy; and

(viii) other matters that the Board of Directors deems material and in the interest of the Company and may define as attributions of the Operations and Finance Committee.

Governance Committee

The Governance Committee is responsible for advising the Board of Directors on the following matters:

(i)   transactions with related parties;

(ii) any conflict-of-interest situations in general that may arise between the Company and the related parties;

(iii)    compliance, by the Company, with the legal, regulatory and statutory provisions referring to transactions with related parties and antitrust matters;

(iv)    monitor the Company’s initiatives, as well as analyze and give opinions on matters related to cybersecurity and privacy and data protection;

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(v) give opinions on the Company’s strategies related to environmental, social and governance issues (ESG); and

(vi)    other matters that the Board of Directors may deem material and in the interest of the Company and may define as attributions of the Governance Committee.

People Committee

The People Committee is responsible for advising the Board of Directors on the following matters:

(i)   give opinions on matters that require a decision by the Board of Directors regarding the definition and review of the compensation policy for members of the Statutory Executive Board of Officers and high-performance employees, as well as individual compensation incentive packages;

(ii) define the goals and compensation of the Company’s management, within the limit approved by the Shareholders’ Meeting;

(iii)    monitor the assessment of the members of the Statutory Executive Board of Officers, key executives and talents, in addition to the respective succession plans;

(iv)    approve the policies and/or minimum rules to be observed in the process of nominating members of the Company’s management;

(v) select and nominate, for approval by the Board of Directors, candidates for the positions of members of the Statutory Executive Board of Officers and/or any other positions that may be required by the Board of Directors;

(vi)    assist the Board of Directors in monitoring and discussing issues related to diversity and inclusion (D&I);

(vii)  approve the transfer of senior management employees;

(viii) coordinate the management of the Company’s incentive and compensation plans, and approve their respective programs, concessions, exceptions and other obligations involving the Company’s employees in general, as permitted by the applicable rules; and

(ix)    other matters that the Board of Directors may deem material and in the interest of the Company.

(b)       How the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy for contracting extra-audit services with the independent auditor, and, in case the issuer discloses the policy, the sites where the document may be consulted in the world wide web

The Board of Directors is responsible for nominating and replacing the Company’s independent auditors. The auditors’ work and the annual work plan are annually assessed by the Fiscal Council, considering that the Company’s Fiscal Council performs functions of audit committee for the 2002 Sarbanes-Oxley Act purposes to the extent permitted by the Brazilian legislation, such assessment being subsequently reported to the Board of Directors, at least annually, by the chairman of the Fiscal Council. Under the terms of the Fiscal Council’s Internal Regulations, such body shall verify with the Company’s independent auditors the qualification and independence of the auditors and shall present to the Board of Directors recommendations on the maintenance or replacement of the contracted company.

The Company has a Policy on Hiring Services Related or Not Related to Auditing approved by the Board of Directors in the meeting held on August 30, 2013 and updated in the meeting held on September 19,

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2018, which aims to regulate the process of contracting, by the Company and/or its subsidiaries, services provided by the external auditors, whether such services are related or not to the audit. According to such policy, the contracting of any services provided by the external auditors shall be preceded by Fiscal Council’s favorable opinion and may further depend on the approval of the Board of Directors and the nature of the services in question. The Chief Financial and Investor Relations Officer shall monitor the compliance with the policy. The Policy on Hiring Services Related or Not Related to Auditing is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Auditor Hiring Policy”. The managers shall further endeavor, together with the independent auditors, in order to the communication relating to the last financial year is timely made available, pursuant to the rules applicable thereto.

Finally, the Company observes the rotation in its independent auditors at the maximum of five years, under the terms of CVM Resolution No. 23, of February 25, 2021, with a minimum interval of three years for a new contract with the same independent auditor.

(c)       If any, indicate the established channels for critical issues related to ESG and compliance topics and practices to come to the attention of the board of directors

The Company has an ESG Committee, as indicated in item 1.16 of this Reference Form, which is a non-statutory decision-making body consisting of the Financial and Investor Relations Vice President Officer, People and Management Vice President Officer, Corporate Relations Vice President Officer, Procurement Vice President Officer, Industrial Vice President Officer and the Compliance and Legal Vice President Officer, in addition to the managers of the Corporate Relations, Procurement and Sustainability, and Compliance and Legal departments. The ESG Committee meets quarterly, an opportunity to discuss the Company’s main projects related to ongoing ESG issues and practices, the Company’s ESG schedule, recent results, priorities and challenges.

Despite not being statutory, the ESG Committee is an advisory body to the Company’s Executive Board of Officers, aiming to complement and add discussions regarding the definition and monitoring of the execution of the Company’s ESG strategy. Thus, indirectly through dialogue with the Executive Board of Officers, the ESG Committee contributes to bringing critical issues related to ESG topics and practices to the attention of the Board of Directors, formulating proposals and recommendations for resolution by the bodies in charge of decision-making processes.

In addition, the Company’s employees and third parties may submit criticisms, complaints or suggestions to the Ombudsman Office, anonymously, whenever they become aware of any violation of the applicable laws or regulations, the Company’s Code of Conduct or other corporate policies, when there is non-compliance with the Company’s ethical standards, which may include the reporting of issues related to ESG topics.

The Company also has an Ethics Committee, as indicated in item 5.3 (a), which is responsible for managing the Company’s compliance program and the Code of Conduct and other internal policies, ensuring its efficiency and effectiveness. It is a non-statutory decision-making body consisting of the CEO, Financial and Investor Relations Vice President Officer, People and Management Vice President Officer, Compliance and Legal Vice President Officer and the Corporate Relations Vice President Officer, in addition to the managers of the Compliance department, acting as secretaries for the proceedings.

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7.3 - Regarding each of the managers and members of the issuer’s fiscal council, indicate in the table below:

Name	Date of Birth	Management body	Date elected	Term of office	Date started the first term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Michel Dimitrios Doukeris	04/09/1973	Board of Directors	04/28/2023	Until the 2026 AGM	01/11/2018
810.940.279-87	Chemical Engineer	Chairman	04/28/2023	Yes
Victorio Carlos De Marchi	11/13/1938	Board of Directors	04/28/2023	Until the 2026 AGM	07/01/1999
008.600.938-91	Lawyer	Director (Permanent)	04/28/2023	Yes
Milton Seligman	08/19/1951	Board of Directors	04/28/2023	Until the 2026 AGM	01/11/2018
093.165.740-72	Engineer	Director (Permanent)	04/28/2023	Yes
Fabio Colletti Barbosa	10/03/1954	Board of Directors	04/28/2023	Until the 2026 AGM	03/18/2021
771.733.258-20	Business Manager	Director (Permanent)	04/28/2023	Yes
Fernando Mommensohn Tennenbaum	01/07/1977	Board of Directors	04/28/2023	Until the 2026 AGM	03/18/2021
245.809.418-02	Production Engineer	Director (Permanent)	04/28/2023	Yes
Lia Machado de Matos	07/21/1977	Board of Directors	04/28/2023	Until the 2026 AGM	03/18/2021
071.991.147-88	Physicist	Director (Permanent)	04/28/2023	Yes
Nelson José Jamel	03/17/1972	Board of Directors	04/28/2023	Until the 2026 AGM	04/28/2017
025.217.577-80	Engineer	Director (Permanent)	04/28/2023	Yes
Carlos Eduardo Klutzenschell Lisboa	07/09/1969	Board of Directors	04/28/2023	Until the 2026 AGM	09/01/2018
694.514.864-53	Business Manager	Director (Permanent)	04/28/2023	Yes
Claudia Quintella Woods	08/26/1975	Board of Directors	04/28/2023	Until the 2026 AGM	03/18/2021
098.823.117-41	Economist	Director (Independent)	04/28/2023	Yes
Marcos de Barros Lisboa	08/02/1964	Board of Directors	04/28/2023	Until the 2026 AGM	01/02/2014

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806.030.257-49	Economist	Director (Independent)	04/28/2023	Yes
Luciana Pires Dias	01/13/1976	Board of Directors	04/28/2023	Until the 2026 AGM	04/28/2023
251.151.348-02	Lawyer	Director (Independent)	04/28/2023	Yes
Ricardo Tadeu Almeida Cabral de Soares	07/23/1976	Board of Directors	04/28/2023	Until the 2026 AGM	04/28/2023
430.148.771-90	Lawyer	Director (Alternate)	04/28/2023	Yes
David Henrique Galatro de Almeida	09/22/1976	Board of Directors	04/28/2023	Until the 2026 AGM	04/28/2023
217.625.768-56	Economist	Director (Alternate)	04/28/2023	Yes
José Ronaldo Vilela Rezende	06/07/1962	Fiscal Council	04/28/2023	Until the 2024 AGM	04/29/2016
501.889.846-15	Accountant	Fiscal Council (Permanent) / elected by the controlling shareholder	05/03/2023	Yes
Elidie Palma Bifano	05/16/1947	Fiscal Council	04/28/2023	Until the 2024 AGM	04/29/2019
395.907.558 - 87	Lawyer	Fiscal Council (Permanent) / elected by the controlling shareholder	05/03/2023	Yes
Emanuel Sotelino Schifferle	02/27/1940	Fiscal Council	04/28/2023	Until the 2024 AGM	04/12/2005
009.251.367-00	Engineer	Fiscal Council (Alternate) / elected by the controlling shareholder	05/03/2023	Yes
Eduardo Rogatto Luque	07/06/1969	Fiscal Council	04/28/2023	Until the 2024 AGM	04/24/2020
142.773.658-84	Accountant	Fiscal Council (Alternate) / elected by the controlling shareholder	05/03/2023	Yes
Fabio de Oliveira Moser	12/26/1967	Fiscal Council	04/28/2023	Until the 2024 AGM	05/03/2023
777.109.677-87	Business Manager	Fiscal Council (Permanent)/ elected by the minority shareholders	05/03/2023	No

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Nilson Martiniano Moreira	07/26/1968	Fiscal Council	04/28/2023	Until the 2024 AGM	05/03/2023
583.491.386-53	Economist	Director (Alternate) / elected by the minority shareholders	05/03/2023	No
Jean Jereissati Neto	09/20/1974	Executive Board of Officers	12/22/2021	12/31/2024	01/01/2020
693.224.813-15	Business Manager	Chief Executive Officer	01/01/2022	Yes
Lucas Machado Lira	02/21/1977	Executive Board of Officers	12/22/2021	12/31/2024	04/29/2020
032.585.176-06	Lawyer	Chief Financial, Investor Relations and Shared Services Officer	01/01/2022	Yes
Leticia Rudge Barbosa Kina	06/12/1976	Executive Board of Officers	12/22/2021	12/31/2024	01/01/2019
255.726.488-17	Lawyer	Compliance and Legal Vice President Officer	01/01/2022	Yes
Ricardo Morais Pereira de Melo	12/01/1971	Executive Board of Officers	12/22/2021	12/31/2024	09/01/2018
765.157.884-87	Civil Engineer	People and Management Vice President Officer	01/01/2022	Yes
Eduardo Braga Cavalcanti de Lacerda	04/16/1976	Executive Board of Officers	12/22/2021	12/31/2024	03/01/2020
072.401.457-86	Engineer	Commercial Vice President Officer	01/01/2022	Yes
Valdecir Duarte	05/02/1980	Executive Board of Officers	12/09/2021	12/31/2024	01/01/2022
030.748.919-12	Engineer	Industrial Vice President Officer	01/01/2022	Yes
Paulo André Zagman	01/15/1977	Executive Board of Officers	12/22/2021	12/31/2024	01/01/2019
072.343.527-83	Civil Engineer	Logistics Vice President Officer	01/01/2022	Yes
Carla Smith de Vasconcellos Crippa Prado	01/01/1982	Executive Board of Officers	05/23/2022	12/31/2024	06/01/2022
297.485.688-81	Lawyer	Corporate Affairs Vice President Officer	06/01/2022	Yes

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Eduardo Eiji Horai	03/26/1985	Executive Board of Officers	12/22/2021	12/31/2024	01/01/2020
319.022.918-08	Computer Scientist	Information Technology Vice President Officer	01/01/2022	Yes
Daniel Cocenzo	04/09/1974	Executive Board of Officers	12/22/2021	12/31/2024	03/01/2020
029.453.467-96	Business Manager	Sales Vice President Officer	01/01/2022	Yes
Daniel Wakswaser Cordeiro	01/26/1985	Executive Board of Officers	12/22/2021	12/31/2024	10/01/2020
330.638.588.38	Business Manager	Marketing Vice President Officer	01/01/2022	Yes
Pablo Firpo	04/13/1980	Executive Board of Officers	12/22/2021	12/31/2024	10/15/2020
065.810.547-71	Economist	Non-Alcoholic Beverages Vice President Officer	01/01/2022	Yes
Daniela Gavranic Cachich	12/28/1973	Executive Board of Officers	12/22/2021	12/31/2024	01/01/2022
255.189.168-09	Business Manager	Future Beverages Vice President Officer	01/01/2022	Yes
Felipe Moreira Haddad Baruque	06/15/1982	Executive Board of Officers	11/07/2022	12/31/2024	04/01/2023
219.787.888-35	Bachelor of Food Science	Procurement Vice President Officer	04/01/2023	Yes

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Professional experience / Independence Criteria / Declaration of any convictions (type of conviction and description of the conviction)

Michel Dimitrios Doukeris – 810.940.279-87

He is the Chairman of the Ambev’s Board of Directors and also CEO of Anheuser-Busch InBev SA/NV (ABI) since July 1st, 2021. In the past five years: (i) in 2018, he became the leader of ABI and all U.S. businesses; and (ii) in 2016, he moved to the United States to take over as Global Sales Director. Mr. Michel Dimitrios Doukeris joined the Company in 1996 and held several positions related to business operations in Latin America before moving to Asia, where he led ABI operations in China and Asia-Pacific for seven years. He holds a degree in Chemical Engineering from Universidade Federal Santa Catarina and a Master’s Degree in Marketing from Fundação Getulio Vargas. He has also completed post-graduate programs in Marketing and Marketing Strategy at the Kellogg School of Management and Wharton Business School in the United States. Mr. Michel Dimitrios Doukeris declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Victorio Carlos De Marchi – 008.600.938-91

He is a permanent member of the Company’s Board of Directors and also the Chairman of the Company’s Operations and Finance Committee, Governance Committee and People Committee. In the past five years: (i) he is the current Chairman of the Board of Directors and President of FAHZ; (ii) he was a member of the Board of Instituto de Estudos para o Desenvolvimento Industrial – IEDI (Institute of Studies for Industrial Development); (iii) he was an alternate member of the Board of Directors of Itaúsa – Investimentos Itáu S.A.; and (iv) he was a member of the Decision-Making Council of Instituto Brasileiro de Ética Concorrencial) – ETCO (Brazilian Competition Ethics Institute). Mr. Victorio Carlos De Marchi has joined Companhia Antarctica Paulista in 1961 and held several positions during his term of office, including CEO of the Company from 1998 to April 2000. Mr. Victorio Carlos De Marchi holds a degree in Economics from Faculdade de Economia, Finanças e Administração de São Paulo and a Bachelor´s in Law from Faculdade de Direito de São Bernardo do Campo. Mr. Victorio Carlos De Marchi declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Milton Seligman – 093.165.740-72

He is a permanent member of the Company’s Board of Directors. In the past five years: (i) he is the current managing partner at Milton Seligman e Associados Consultoria e Participações Ltda. and a member of BRMalls Participações S.A.’s Board of Directors; (ii) from 2022 to 2023, he was the Chairman of Instituto Sonho Grande’s Board of Directors, consulting member of Fundação Lemann, member of the FAHZ’s Board of Directors, partner at INSPER’s Center of Management and Public Politics and Global Fellow of Instituto Brasil at Woodrow Wilson International Center for Scholars, in Washington D.C.; (iii) from 2013 to 2016, he was a member of the Board of Directors Tenedora CND S.A.; and (iv) he served as the Company’s Chief Corporate Affairs Officer from 2004 to 2013. Mr. Milton Seligman holds a degree in Electric Engineer from Universidade Federal de Santa Maria. Mr. Milton Seligman declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial

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or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Fabio Colletti Barbosa – 771.733.258-20

He is a permanent member of the Company’s Board of Directors and also a member of the Company’s Governance Committee. He is the current CEO of Natura&Co Holding S.A. and member of the Boards of Directors of Itaú-Unibanco, the only listed company besides Ambev. He also holds positions in non-profit organizations such as United Nations Foundation and Endeavor Institute. In the past five years, he served as member of the Boards of Directors of Cia. Brasileira de Metalurgia e Mineração and of the Center of Public Leadership in Brazil, and was the CEO of Banco ABN Amro Real, Banco Santander S.A. (Brazil), Abril Media and Febraban. Mr. Fabio Colletti Barbosa holds a degree in Business Administration from Fundação Getulio Vargas and MBA from the Institute for Management Development (Switzerland). Mr. Fabio Colletti Barbosa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Fernando Mommensohn Tennenbaum – 245.809.418-02

He is a permanent member of the Company’s Board of Directors and also a member of the Company’s Operations and Finance Committee. In the past five years: (i) since April 29, 2020, he holds the position of ABI’s CFO; (ii) he was the Vice President of Finance for ABI’s South America Zone; and (iii) he was Ambev’s Chief Investor Relations Officer. He joined the Company in 2004 and held several positions related to Treasury, Investor Relations and M&A. Mr. Fernando Mommensohn Tennenbaum is a dual citizen of Brazil and Germany and holds a degree in Industrial Engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. Mr. Fernando Mommensohn Tennenbaum declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Lia Machado de Matos – 071.991.147-88

She is a permanent member of the Company’s Board of Directors. In the past five years: (i) since 2016, she is the Chief Strategy Officer of Stone Co., (ii) between 2012 and 2016, she was the Director of the Family Office at Varbra; (iii) between 2006 and 2012, she held several positions at the consulting company McKinsey, including Associate Partner. Mrs. Lia Machado de Matos holds a degree in Physics from the Universidade Federal do Rio de Janeiro and a PhD in Physics and Electrical Engineering from the Massachusetts Institute of Technology and is a specialist in information security. Mrs. Lia Machado de Matos declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Nelson José Jamel – 025.217.577-80

He is a permanent member of the Company’s Board of Directors and also a member of the Company’s People Committee. In the past five years: (i) he was ABI’s Chief People Officer; (ii) between 2016 and 2019, he served as Vice President for the ABI’s North America Zone, initially as Vice President of Finance

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and, from 2017, as Vice President of Finance and Solutions; (iii) between 2009 and 2015, he served as Ambev’s Chief Finance and Investor Relations Officer, having joined the Company in 1997 and held several positions. Mr. Nelson José Jamel holds a Bachelor and Master’s Degree in Production Engineering at Universidade Federal do Rio de Janeiro. Mr. Nelson José Jamel declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Carlos Eduardo Klutzenschell Lisboa – 694.514.864-53

He is currently a permanent member of the Company’s Board of Directors. In the past five years: (i) he was the President of ABI’s Middle Americas Zone; (ii) from 2016 to 2018, he was the President of Ambev’s South Latin America Zone; (iii) from 2014 to 2016, he held the position of Global Vice President of ABI’s Global Brands; (iv) from 2013 to 2014, he was the President of Labatt, a subsidiary of Ambev; (v) from 2011 to 2012, he held the position of President of BU Austral at South Latin America Zone; and (v) from 2005 to 2011, he was Ambev’s Marketing Vice President, having joined the Company in 1993 and held several positions. Mr. Carlos Eduardo Klutzenschell Lisboa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Claudia Quintella Woods – 098.823.117-41

She is a permanent and an independent member of the Company’s Board of Directors and also an independent member of the Company’s People Committee. In the past five years: (i) since June 2021, she holds the position of CEO for Latin America at We Work; (ii) from 2019 to 2021, she held the position of General Manager at Uber for Brazil; (iii) between 2018 and 2019, she was the CEO of Webmotors, leader in the online vehicle marketplace; and (iv) between 2014 and 2018, she was the Director and Superintendent of Banco Original. She holds a Bachelor’s Degree from Bowdoin College (USA), an MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a degree from Harvard Business School (USA). The independence criteria for defining Mrs. Claudia Quintella Woods as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. 80/22. Mrs. Claudia Quintella Woods declared for, all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Marcos de Barros Lisboa – 806.030.257-49

He is a permanent and an independent member of the Company’s Board of Directors and also an independent member of the Company’s Governance Committee and Finance and Operations Committee. In the past five years: (i) he was the Executive Officer of Unibanco S.A. and Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A., both companies whose business is predominantly in the financial sector; (ii) currently, he is a member of the Boards of Directors of Cerradinho Bioenergia S.A., CERC – Central de Recebíveis S.A. and Meliuz; (iii) between 2005 and 2006, he was the President of Instituto Brasil Resseguros S.A.; and (iv) from 2003 to 2005, was the Economic Policy Secretary at the Ministry of Finance. Mr. Marcos de Barros Lisboa holds a Bachelor and Master’s Degree in Economics from the Universidade Federal do Rio de Janeiro and a Ph.D. in Economics from the University of Pennsylvania, and, since the late 1980s, he has developed activities in several educational institutions in Brazil and abroad. The independence criteria for defining Mr. Marcos de Barros Lisboa as an independent

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member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. 80/22. He was elected by the Company’s Board of Directors as leader among the independent directors. Mr. Marcos de Barros Lisboa declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Luciana Pires Dias – 251.151.348-02

She is a permanent member of the Company’s Board of Directors and a Professor at Escola de Direito Fundação Getúlio Vargas (Law School of Getúlio Vargas Foundation) (since 2008) and partner of L|Dias Advogados, where she serves as a reviewer and arbitrator on matters related to the regulation of capital markets since 2016. In the past five years: (i) since August 2020, she is a member of the Audit Committee of Itaú Unibanco Holding S.A.; (ii) she was the director of Comissão de Valores Mobiliários – CVM, from 2010 to 2015, and Superintendent of CVM’s Market Development, from 2007 to 2010; (iii) from 2011 to 2015, she was a CVM representative at the Corporate Governance Committee of the Organization of Economic Co-operation and Development (OECD) and at the Latin American Corporate Governance Roundtable organized by OECD, from 2009 to 2015. Mrs. Luciana Pires Dias has a Doctor and Master’s Degree in Commercial Law from Faculdade de Direito da Universidade de São Paulo – USP. She is a Master of the Science of Law from Stanford University (J.S.M, 2005) and has a Bachelor’s in Law from USP (2000). She is admitted to practice law by the Brazilian Bar Association and New York Bar Association. The independence criteria for defining Mrs. Luciana Pires Dias as an independent member of the Board of Directors follows the provisions of the Company’s Bylaws and CVM Res. 80/22. Mrs. Luciana Pires Dias declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Ricardo Tadeu Almeida Cabral de Soares – 430.148.771-90

He holds the position of alternate member of the Company’s Board of Directors and Chief Growth Officer at Anheuser-Busch InBev SA/NV, since April 2022. In the past five years, he served as (i) Chief B2B Officer assisting in the dissemination of BEES for the period from 2020 to 2022, (ii) Chief Sales Officer for the period from 2019 to 2020, and (iii) was the President of the Africa Zone for the period from 2016 to 2018. Prior to that, he served as President of Mexico Zone, from 2013 to 2018, and President of BU Brazil, from 2008 to 2012. Mr. Ricardo Tadeu Almeida Cabral de Soares declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

David Henrique Galatro de Almeida – 217.625.768-56

He holds the position of alternate member of the Company’s Board of Directors and Chief Strategy and Technology Officer at Anheuser-Busch InBev SA/NV, since April 2022. In the past five years, he served as (i) Chief Strategy and Transformation Officer, (ii) Chief Integration Officer and Chief Sales Officer ad interim, and (iii) Vice President of Sales and Vice President of Finance for the North America Zone. Mr. David Henrique Galatro de Almeida declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared

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that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

José Ronaldo Vilela Rezende – 501.889.846-15

He holds the position of permanent member of the Company’s Fiscal Council. In the past five years, he held the following positions during the indicated periods at the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; and (ii) member of the audit committee of Diagnósticos da America S.A. – DASA. In addition, he served as a risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, whose main activity is providing auditing services; the leader of the Agribusiness Industry at PricewaterhouseCoopers in Brazil (from 2006 to 2014) and in the Americas (from 2009 to 2014); and partner at PricewaterhouseCoopers Brazil in charge of delivering projects of Risk Assurance Services (RAS) (services related to auditing processes and systems) since 1998. He is a fiscal council member certified by the Brazilian Institute of Governance - IBGC. He holds a Bachelor’s Degree in Accounting Sciences from UMA, in Belo Horizonte, and a Master’s Degree in Agroenergy from Fundação Getúlio Vargas, in São Paulo. Currently, he holds the position of Chairman of the Company’s Fiscal Council. Mr. José Ronaldo Vilela Rezende declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Elidie Palma Bifano - 395.907.558 - 87

She holds the position of permanent member of the Company’s Fiscal Council. In the past five years, she held the following positions with the following companies: (i) partner at Mariz de Oliveira and Siqueira Campos Law Firm; (ii) Professor of the Professional Master's Course at Escola de Direito de São Paulo (São Paulo Law School) of Fundação Getúlio Vargas - FGV, in the course Business Structuring; (iii) Professor of the Graduation courses strictu sensu of IBDT, IBET, CEU, COGEAE/PUC; and (iv) permanent member of the Company’s Fiscal Council. In addition, she was a member of the Audit Committee of Banco Santander (Brasil) S.A., from 2012 to 2018, and audit partner of the tax consultancy area at PricewaterhouseCoopers, from 1974 to 2012. Mrs. Elidie Palma Bifano declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Emanuel Sotelino Schifferle - 009.251.367-00

He holds the position of alternate member of the Company’s Fiscal Council. In the past five years, he served as managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on programs of restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts, among other activities. In addition, he served as a member of the Fiscal Council, from 2004 to 2009, of ALL – América Latina Logística, a listed company whose main activity is providing rail and road freight transportation services; alternate member of the Fiscal Council, from 2005 to 2014, of Companhia de Bebidas das Américas – Ambev, succeeded by the Company as of January 2, 2014; member of the Board of Directors, between 2007 and 2011, of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; member of the Fiscal Council of Estácio Participações S.A., a listed company whose main activities are developing and managing activity and institution in the education area; and member of the Fiscal Council, between 2011 and 2015, of Allis Participações S.A., a listed company whose main activity is providing marketing and sales services for various market segments. Mr. Emanuel Sotelino Schifferle declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any

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final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Eduardo Rogatto Luque - 142.773.658-84

He holds the position of alternate member of the Company’s Fiscal Council. In the past 5 years, he has held the following positions in the following companies/institutions: (i) managing partner and member of the Executive Committee of Irko Group since 2017; (ii) member of the Audit Committee of Focus Energia S.A.; (iii) chairman of the Fiscal Councils of Qualicorp S.A., Natura&Co and FAHZ; (iv) member of the Fiscal Council of Itaú S.A.; (v) member of the Board of Directors and chairman of the Audit Committee of Cantu Store; (vi) member of the Audit Committee of Porto Seguro S.A.; (vii) Vice-President of the Brazilian Association of Administrative Service Providers (ABRAPSA); (viii) member of the Institute of Independent Auditors of Brazil (IBRACON), the American Institute of Certified Public Accountants (AICPA), the Brazilian Institute of Corporate Governance (IBGC) and the Brazilian Federal and Regional Accounting Councils (CRC and CFC); (ix) partner at PricewaterhouseCoopers from 2004 to 2016, a company he worked for 27 years (with 3-years exchange in the USA), with major experience serving important companies, including in process of Initial Public Offerings (IPO) at CVM and SEC. Mr. Eduardo Rogatto Luque declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Fabio de Oliveira Moser - 777.109.677-87

He holds the position of partner at Moser Consultoria. In the past 5 years, he has held the following positions in the following companies/institutions: (i) officer and senior adviser at RK Partners from 2015 to 2018; (ii) CEO of Fator Administração de Recurso (FAR) from 2013 to 2015; (iii) head of Investment Banking at Banco Fator from 2011 to 2013; (iv) member of the Boards of Directors of Oi S.A., Telemar Participações, Centrais Elétricas de Santa Catarina (CELESC), iG – Internet Group e Brasil Telecom Participações; e (v) coordinator of the Institutional Investors Commission (IBGC), from2010 to 2012, and the Technical Commission of Investments of ABRAPP, from 2008 to 2010. Mr. Fabio de Oliveira Moser was elected by the minority shareholders. Mr. Fabio de Oliveira Moser declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. In 2020, CVM applied to Mr. Fabio de Oliveira Moser, as a member of the Board of Directors of Inncorp S.A., a pecuniary fine for non-compliance with art. 142, IV, c/c art. 132 of Law No. 6,404/76. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Nilson Martiniano Moreira - 583.491.386-53

He holds the position of full member of the Fiscal Council of Ultrapar. In the past 5 years, he has held the following positions in the following companies: (i) risks, compliance and legal director at Caetano Gestão de Contas e Pagamentos in 2021; (ii) many different officers at Banco do Brasil from 2006 and 2018, the last one being procurement, infrastructure and assets director; (iii) full member of the Audit Committee of Banco BV between 2020 and 2021; (iv) full member of the Audit Committee of BrasilSeg between 2019 and 2020; (v) full member of the Audit Committee of BrasilCap from 2018 and 2020; and (vi) full member of the Fiscal Council of Elopar between 2018 and 2019. Mr. Nilson Martiniano Moreira was elected by the minority shareholders. Mr. Nilson Martiniano Moreira declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

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Jean Jereissati Neto – 693.224.813-15

He holds the position of Company’s Chief Executive Officer since January 2020. In the past five years, he held various positions in the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, serving as the General Manager of the operations for CAC (Central America and Caribbean) zone, General Manager of the operations for China, General Manager for the Asia Pacific North zone and Company’s Chief Sales and Marketing Officer. Mr. Jean Jereissati Neto declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Lucas Machado Lira – 032.585.176-06

He holds the position of Company’s Chief Financial, Investor Relations and Shared Services Officer since April 2020. In the past five years, he held various positions at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including the position of Global Financial Vice President for M&A. Previously, he has held several positions at the Company, including Manager of the Investor Relations department, Compliance, Corporate & Legal Manager, PMO of Supply Chain and HILA (Hispanic Latin America) and M&A Legal Manager. Mr. Lucas Machado Lira declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Leticia Rudge Barbosa Kina – 255.726.488-17

She holds the position of Company’s Compliance and Legal Vice President Officer since January 2019. In the past five years, she held the position of Company’s Chief Tax and Corporate Legal Officer and Chief Legal Officer. She is a member of the Administrative Council of SINDICERV - National Union of the Beer Industry, since 2018, and director of WILL-Women in Leadership in Latin America, since 2019. In addition, she was the Director of GETAP - Applied Tax Studies Group, from 2016 to 2019. Mrs. Leticia Rudge Barbosa Kina declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Ricardo Morais Pereira de Melo – 765.157.884-87

He holds the position of Company’s People and Management Vice President Officer since September 2018. In the past five years, he held several positions in the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Chief Sales Officer in Canada, Chief Sales Strategy Officer in the United States, Chief Resellers Officer in the United States and Company’s Chief Sales Officer. Mr. Ricardo Morais Pereira de Melo declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

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Eduardo Braga Cavalcanti de Lacerda – 072.401.457-86

He holds the position of Company’s Commercial Vice President Officer since March 2020. In the past five years, he held various positions in the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company’s economic group, including the positions of Company’s Chief Soft Drinks Officer, General Officer of the operations for CAC (Central America and Caribbean) zone and Finance Vice-President for Europe. Mr. Eduardo Braga Cavalcanti de Lacerda declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Valdecir Duarte – 030.748.919-12

He holds the position of Company’s Industrial Vice President Officer since January 1, 2022. In the past five years, he held several positions in the Company, including the position of Officer for the Engineering Center (CENG), Regional Officer and Factory and Supply Chain Manager. Mr. Valdecir Duarte declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Paulo André Zagman – 072.343.527-83

He holds the position of Company’s Logistics Vice President Officer since January 2019. In the past five years, he held various positions in the Company, including the position of Chief People and Management Officer and Chief Logistics Officer, both for Latin America South zone. Mr. Paulo André Zagman declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Carla Smith de Vasconcellos Crippa Prado - 297.485.688-81

She holds the position of Company’s Vice President of Corporate Relations since June 1, 2022. In the past five years, she has held several positions in the Company, including Vice President of Corporate Relations at BU Brazil, Chief Communications and Sustainability Officer, Social Responsibility Manager and Legal Manager. Since 2021, she has also served as (i) President of CISA - Health and Alcohol Information Center; and (ii) member of the Decision-Making Council of the Pact for Racial Equity. Between 2020 and 2021, she was the President of SINDICERV-National Union of the Beer Industry. Mrs. Carla Smith de Vasconcellos Crippa Prado declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Eduardo Eiji Horai - 319.022.918-08

He holds the position of Company’s Information Technology Vice President Officer since January 2020. In the past five years, he served as Senior Manager and Chief Technology Officer for Latin America at Amazon Web Services (AWS) and, previously, he was also part of the Enterprise Architecture department at Toyota Motor Europe - Belgium. Mr. Eduardo Eiji Horai declared, for all legal purposes, that, in the past

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five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Daniel Cocenzo – 029.453.467-96

He holds the position of Company’s Sales Vice President Officer since March 2020. In the past five years, he held several positions in the Company, including Chief Premium and High-End Officer, Chief People and Management Officer for CAC (Central America and Caribbean) zone, Chief Sales Officer in Dominican Republic and Chief Regional Sales Officer (RJ/ES). Mr. Daniel Cocenzo declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Daniel Wakswaser Cordeiro – 330.638.588-38

He holds the position of Company’s Marketing Vice President Officer since October 2020. In the past five years, he held several positions in the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Global Vice-President of Adjacencies, Chief Craft & Specialties Beer Officer in Europe and Company’s Chief Craft Beer Officer. Mr. Daniel Wakswaser Cordeiro declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Pablo Firpo – 065.810.547-71

He holds the position of Company’s Non-Alcoholic Beverages Vice President Officer since October 2020. In the past five years, he held several positions in the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Non-Alcoholic Beverages Vice President at the Company’s Business Unit Rio de La Plata, Chief Marketing Officer for Core Brands in the Company's Latin America South zone and Chief Global Communications Officer for Budweiser at Anheuser-Busch Inbev SA/NV. Mr. Pablo Firpo declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Daniela Gavranic Cachich - 255.189.168-09

She holds the position of Company’s Future Beverages Vice President Officer since January 1, 2022. In the past five years, she held senior leadership positions in the Marketing area of other consumer goods companies, including Chief Marketing Officer of PepsiCo from 2016 to August 2021. She also currently holds the position of permanent member of the Advisory Board of Grupo Boticário. Mrs. Daniela Gavranic Cachich declared, for all legal purposes, that, in the past five years, she has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to her being suspended or barred from practicing

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any professional or business activity. She declared that she is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Felipe Moreira Haddad Baruque - 219.787.888-35

He holds the position of Company’s Procurement Vice President Officer since April 1, 2023. In the past five years, he held several positions at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Global Vice President of Procurement, Global Vice President of Verticalized Operations and Chief Product Development Officer for the Latin America North zone, and, prior to that, he held several positions in the Company, in the Procurement and Supply areas, including Chief New Product Development Officer for the South America zone. Mr. Felipe Moreira Haddad Baruque declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

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7.4 - Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory

Name	Date of Birth	Management body	Date elected	Term of office	Date started the first term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Victorio Carlos De Marchi	11/13/1938	Others - Operations and Finance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	07/31/2013
008.600.938-91	Lawyer	Chairman	05/18/2023	Yes
Fernando Mommensohn Tennenbaum	01/07/1977	Others - Operations and Finance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	08/24/2020
245.809.418-02	Production Engineer	Permanent Member of the Committee	05/18/2023	Yes
Marcos de Barros Lisboa	08/02/1964	Others - Operations and Finance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	05/18/2023
806.030.257-49	Economist	Permanent Member of the Committee	05/18/2023	Yes
Victorio Carlos De Marchi	11/13/1938	Others – People Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	10/14/2022
008.600.938-91	Lawyer	Chairman	05/18/2023	Yes
Nelson José Jamel	03/17/1972	Others – People Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	10/14/2022
025.217.577-80	Engineer	Permanent Member of the Committee	05/18/2023	Yes
Claudia Quintella Woods	08/26/1975	Others – People Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	10/14/2022
098.823.117-41	Economist	Permanent Member of the Committee	05/18/2023	Yes

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Victorio Carlos De Marchi	11/13/1938	Others – Governance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	07/31/2013
008.600.938-91	Lawyer	Chairman	05/18/2023	Yes
Fabio Colletti Barbosa	10/03/1954	Others – Governance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	03/18/2021
771.733.258-20	Business Manager	Permanent Member of the Committee	05/18/2023	Yes
Marcos de Barros Lisboa	08/02/1964	Others – Governance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	09/19/2018
806.030.257-49	Economist	Permanent Member of the Committee	05/18/2023	Yes
Everardo de Almeida Maciel	02/13/1947	Others – Governance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	05/11/2016
018.711.614-87	Tax Advisor	Permanent Member of the Committee	05/18/2023	Yes
Carlos Emmanuel Joppert Ragazzo	03/20/1977	Others – Governance Committee	05/18/2023	Until the MBD subsequent to the 2026 AGM	12/19/2019
011.787.237-71	Lawyer	Permanent Member of the Committee	05/18/2023	Yes

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Professional experience / Independence Criteria / Declaration of any convictions (type of conviction and description of the conviction)

Victorio Carlos De Marchi – 008.600.938-91

See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

Fernando Mommensohn Tennenbaum – 245.809.418-02

See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

Nelson José Jamel – 025.217.577-80

See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

Claudia Quintella Woods – 098.823.117-41

See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

Fabio Colletti Barbosa – 771.733.258-20

See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

Marcos de Barros Lisboa – 806.030.257-49

See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

Everardo de Almeida Maciel – 018.711.614-87

He is a member of the Company’s Governance Committee since 2016. In the past five years, he has been a tax advisor, and, as of 2003, he is the president-partner of Logos Consultoria Fiscal Ltda., a consulting firm in the tax area. Currently, he is (i) a member of the International Academy of Law and Economics; (ii) member of the National Academy of Economics; (iii) member of the Superior Council of Law of FECOMERCIO-SP; (iv) member of the Council of High Studies on Finance and Taxation and of the Political and Social Board, both from São Paulo Trade Association; (v) member of the Board of Directors of Fundação Zerrenner, whose core business is providing free health care and education; (vi) member of the Fiscal Council of Instituto Fernando Henrique Cardoso; (vii) member of the Advisory Board of the Department of Judicial Researches of the National Council of Justice (CNJ); (viii) member of the Panel of Judges of Innovare Award; and (ix) president of the Advisory Board of the Brazilian Competition Ethics Institute (ETCO). In addition, teaches in graduation courses at Instituto Brasiliense de Direito Público (IDP), in Brasília. He held several public offices, the most recent being: Secretary of the Federal Revenue Office (1995-2002), Secretary of Finance and Planning of the Federal District (1991-1994), Executive Secretary of the Ministries of Finance (2002), of the Interior (1987) and of Education (1985), and President’s Chief of Staff (1986). Mr. Everardo de Almeida Maciel declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

Carlos Emmanuel Joppert Ragazzo - 011.787.237-71

He is a member of the Company’s Governance Committee since 2019. In the past five years, he has been an attorney expert in antitrust and regulation, being a partner at Ragazzo Advogados, since 2016. He was the first General Superintendent of the Administrative Council for Economic Defense - CADE (from 2012 to 2014) and served as a Director for that same agency from 2008 to 2012. Formerly, he held, for almost six years, the position of General Coordinator of the Economic Supervision Office - SEAE, of the Ministry of Finance. Currently, he is an assistant professor of the graduation and post-graduation courses strictu

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sensu of the Law School of Fundação Getúlio Vargas of Rio de Janeiro - FGV DIREITO RIO. Mr. Carlos Emmanuel Joppert Ragazzo declared, for all legal purposes, that, in the past five years, he has not been subject to the effects of any criminal conviction, any conviction or penalty enforcement in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner, and any final and non-appealable conviction, in the judicial or administrative levels, that led to him being suspended or barred from practicing any professional or business activity. He declared that he is not considered a politically exposed person, according to the terms of CVM Resolution No. 50/21.

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7.5 - Inform the existence of any marital, stable union or kinship relationships up to the 2nd degree between: a. issuer’s managers; b. (i) issuer’s managers and (ii) issuer’s direct or indirect subsidiaries’ managers; c. (i) issuer’s managers or of its direct or indirect subsidiaries and (ii) issuer’s direct or indirect controlling shareholders; d. (i) issuer’s managers and (ii) issuer’s direct and indirect parent companies’ managers

(a) Company's Managers:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management.

(b) Company's Managers and Company’s direct or indirect subsidiaries’ managers:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management and the Company's direct and/or indirect subsidiaries’ managers.

(c) Company's Managers or of its direct or indirect subsidiaries and Company’s direct or indirect controlling shareholders:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management and the Company's direct or indirect controlling shareholders.

(d) Company's Managers and Company’s direct and indirect parent companies’ managers:

Not applicable, since there are no cases of marital, stable union or kinship relationships up to the second degree between the members of the Company’s management and the Company's direct and indirect parent companies’ managers.

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7.6 – Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer’s managers and a. company, directly or indirectly, controlled by the issuer, except those in which the issuer, directly or indirectly, holds an interest equal to or greater than ninety-nine percent (99%) of the share capital; b. issuer’s direct or indirect controlling shareholder; and c. if material, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any of these persons

(a) company, directly or indirectly, controlled by the Company, except those in which the Company, directly or indirectly, holds an interest equal to or greater than ninety-nine percent (99%) of the share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained between the members of the Company’s management and company, directly or indirectly, controlled by the Company, except those in which the Company, directly or indirectly, holds an interest equal to or greater than ninety-nine percent (99%) of the share capital, in the last three fiscal years.

(b) Company’s direct or indirect controlling shareholder:

Not applicable, since there are no relations of subordination between the Company’s direct or indirect controlling shareholder and the members of the Company’s management, company, directly or indirectly, controlled by the Company, in the last three fiscal years.

(c) if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons:

Not applicable, since there are no material relationships between any supplier, client, debtor or creditor and the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons, in the last three fiscal years.

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7.7 - Describe the provisions of any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by the managers, resulting from the repair of damages caused to third parties or to the issuer, penalties imposed by state agents, or of agreements with the purpose of terminating administrative or judicial proceedings, by virtue of the exercise of their functions

The Company’s Bylaws have a provision in Article 46, transcribed below, regulating the defense procedures of the managers and employees serving terms for matters arising from the exercise of their functions.

“Article 46 - The Company will ensure that the members of the board of directors, the executive board of officers and the fiscal council or the members of any corporate bodies with technical functions destined to advise the managers are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, including through a permanent insurance agreement, in order to protect them from liability for acts arising from the exercise of their position or function, with the payment of court expenses, attorneys’ fees, indemnities and any other amounts resulting from said proceedings.

§1 - The guarantee provided for in the head provision of this article extends to employees who regularly act serving the terms of office granted by the Company or companies controlled by it.

§2 - If any of the persons mentioned in the head provision or in § 1 are convicted, by final and non-appealable court decision, due to negligence or intent, they must reimburse the Company for all costs and expenses with legal assistance, under the terms of the law.”

Said article was approved at the Company’s shareholders’ meeting held on March 1, 2013. In addition, the Bylaws of the former Companhia de Bebidas das Américas, merged with and into the Company, already contained a similar provision, as approved at the shareholders’ meeting held on April 28, 2010, with shareholders present representing 94.5520% of the voting share capital.

On the date hereof, the Company has an insurance policy with Zurich Minas Brasil Seguros S.A. applicable to its managers and managers of companies controlled by it, with a premium amount of approximately US$ 68.000 and a maximum guaranteed limit of US$ 15 million, having coverage under usual market conditions.

Thereby, the Company will ensure that the managers, members of the Fiscal Council or certain employees are defended in judicial and administrative proceedings brought by third parties, during or after their respective terms of office, for acts performed in the exercise of their functions, with the payment of attorneys’ fees, expenses, indemnities and any other amounts related to said proceedings, except in cases of negligence or intent of said persons. The policy does not include coverage of any fines or other civil and administrative penalties imposed on such persons, which are imposed by state or self-managed bodies that regulate and inspect the activities of the Company and its subsidiaries.

Additionally, Anheuser-Busch InBev SA/NV, the Company’s indirect controlling company, has an insurance policy with a pool of insurers that provides for the payment or reimbursement of expenses incurred by its managers and by the managers of companies controlled by it, directly or indirectly, resulting from repairing damage caused to third parties or to the Company, with a maximum guarantee limit calculated through comparisons with other companies with a similar risk profile, having coverage under usual market conditions.

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7.8 - Provide other information that the issuer deems material

Meetings of the Company held in the last three years and in the current fiscal year:

Type	Held on	Quorum to Open the Meeting (1)
Special and Annual General Meeting	04/28/2023	In AGM, Shareholders representing 92.05% of the Company’s voting share capital. In SGM, Shareholders representing 92.32% of the Company’s voting share capital.
Special and Annual General Meeting	04/29/2022	In AGM, Shareholders representing 91.18% of the Company’s voting share capital. In SGM, Shareholders representing 91.25% of the Company’s voting share capital.
Special and Annual General Meeting	04/29/2021	In AGM, Shareholders representing 90.27% of the Company’s voting share capital. In SGM, Shareholders representing 90.33% of the Company’s voting share capital.
Special and Annual General Meeting	04/24/2020	In AGM, Shareholders representing 88.34% of the Company’s voting share capital. In SGM, Shareholders representing 89.28% of the Company’s voting share capital.

(1) In the last three years, no meeting was installed on second call.

Additional clarification on corporate governance practices

Best Corporate Governance Practices According to the IBGC

The Code of Best Corporate Governance Practices, published by the Brazilian Institute of Corporate Governance – IBGC, aims to make the Brazilian organizational and institutional environment more solid, fair, accountable and transparent, establishing recommendations for the creation of better corporate governance systems in organizations, aiming to optimize the organization’s value, facilitating its access to resources and contributing to its good performance and longevity.

The Company is committed to the best corporate governance practices, having adhered to practices recommended by the IBGC such as: prohibiting the use of insider information and the existence of a policy for disclosing relevant information; electing directors with experience in operational, financial and other matters, in addition to experience in participating in other boards of directors; maintaining a reporting channel for the presentation of complaints or resolution of ethical dilemmas; and statutory provision for the installation of a Fiscal Council.

In addition to the foregoing, there is no other material information regarding this item 7.

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8.       Management Compensation

8.1 – Describe the compensation policy or practice for the board of directors, board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

(a) Purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found

Our compensation practice is aimed at aligning Company’s purposes, shareholders’ interests, management’s productivity and efficiency, as well as maintaining the competitiveness of Company’s compensation package before the market. In this sense, the Company adopts a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

The Company has a "Compensation and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. The Compensation and Stock Option Policy for the Board of Officers may be found on the CVM website and at the following electronic address: https://ri.ambev.com.br, in the section “Corporate Governance”, “Policies and Codes”, “Compensation Policy for the Board of Officers”.

There is no policy formally approved for the compensation of the Board of Directors and its advisory committees, nor the Fiscal Council.

(b) Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

(i) The bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: the People Committee and the Board of Directors. The People Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by the People Committee, as well as defining the criteria for the granting of stock / options, compensation and benefits (indirect benefits, participation on the results etc.) of the managers and presidents of Company’s business units, provided that the other decisions regarding the management of the Stock Option Plan (“Option Plan”) and the Share-Based Compensation Plan (“Stock Plan” and, together with the Option Plan, the “Plans”), such as the definition of grants and concessions to employees in general, shall be People Committee’s responsibility. For more information about the Plans, see item 8.4 of this Exhibit A.V (“Exhibit”). It should be noted that the members of the Board of Directors and of the People Committee abstain from voting on the definition of their individual compensation, in order to not participate in the decision-making process, avoiding any possible conflict of interests.

(ii) Criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

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The fixed and variable individual compensation of the members of the Board of Directors was defined based on a compensation survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same compensation, being noted that (i) the directors compensated by Anheuser-Busch InBev S.A./N.V. – ABI (“Controlling Shareholder” or “ABI”), including the alternate member, do not receive any additional fees from the Company; and (ii) the co-chairman or chairman (as the case may be) of the Board of Directors, compensated by the Company, has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual compensation survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria, market knowledge and the seniority level of the executive. Without prejudice to the evaluation by the People Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if deemed necessary. Any recommendations need to be approved by the CEO to be implemented.

(iii) How often and how does the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the People Committee evaluates the retention of the Company’s talent, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options to be granted to such executive, are reviewed and validated by the Board of Directors annually.

(c) Structure of the compensation, appointing:

(i)       description of the compensation elements, including, in relation to each one of them: their purposes and alignment with the issuer’s short, medium and long-term interests; its proportion in the total compensation in the last three fiscal years; its methodology for calculation and restatement; and main performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues.

Pursuant to art. 152, of Law No. 6,404/1976, and article 15, §1, of Company’s Bylaws, the global amount of the Company’s compensation is fixed annually by the Shareholders’ General Meeting, the compensation being distributed among the bodies by the Board of Directors.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments by means of participation on the results.

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The members of the Board of Directors may participate in the Plans, as described in item 8.4 of this Exhibit. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions, as described in item 8.14 of this Exhibit .

b) Board of Officers

The Board of Officers have their compensation divided into fixed and variable components, provided that the base salary (the fixed component) is in line with market median, while the main focus is on the variable compensation (participation on the results) and on the long-term incentives. The members of the Board of Officers are also entitled to stock and/or options granted under the Plans, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Value Rights (as defined in item 8.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

The Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 10.3(2) of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions, as described in item 8.14 of this Exhibit.

The People Committee and the Board of Directors participate in the decision-making process to define the compensation of Company’s officers, so that no officer decides on his/her own compensation. The People Committee is responsible for giving an opinion on the management’s proposals to be considered by the Board of Directors, which, in addition to deciding on the People Committee’s recommendations, defines the general criteria for granting options and shares to Company’s executives, with due regard for the global amount approved by the general meeting for a given fiscal year. Additionally, officers’ annual targets are discussed and approved by the Board of Directors, which is also responsible for its final validation at the end of each year.

In addition, the People Committee assesses the retention of Company’s talents annually, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If the People Committee deems it necessary, it may propose adjustments to these practices to the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meetings. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Officer, considering the average amount received by the Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties. The members of the Fiscal Council are not entitled to receive variable compensation. The fixed compensation attributed to Fiscal Council members is annually updated based on IPCA variation.

d) Committees

All members of the Governance Committee, the People Committee and Operations and Finance Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, receive annual fixed fees aligned with the market average and annually updated based on the IPCA variation and are not entitled to receive variable compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties.

Purposes and alignment with short, medium and long-term interests

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The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long-term, the alignment of the compensation to the interests of the Company is verified by means of granting a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the profit sharing. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Option Plan requires a commitment of funds over the long-term, by virtue of the connection between options’ vesting periods and/or the restriction on the sale of corresponding shares, conditioning the exercise and acquisition to the continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive employment with the Company during a vesting period of no less than three years.

Share Value Rights (as defined in item 8.4 below), occasionally granted to certain elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the price of the shares issued by the Company, to encourage the retaining of talent as well as the creation of value for the Company and the shareholders in order to encourage the future appreciation of the shares in the long term.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and the potential profits between the management and the Company.

Proportion in total compensation for the past three fiscal years

The table below shows the expected proportion of each element in the total compensation structure for the past three fiscal years:

2022	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation(i)	33.40%	23.24%	100%	100%
Fees	33.40%	20.27%	100%	100%
Direct and indirect benefits	0.00%	2.96%	-	-
Variable compensation	18.10%	22.95%	-	-
Share-based compensation, including stock options	48.50%	53.81%	-	-

2021	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	46.87%	23.34%	100.00%	100.00%
Fees	25.97%	22.41%	100.00%	100.00%
Direct and indirect benefits	20.90%	0.93%	-	-
Variable compensation	19.57%	40.34%	-	-
Share-based compensation, including stock options	33.56%	36.31%	-	-

2020	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	54.54%	33.99%	100.00%	100.00%

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Fees	45.45%	27.56%	83.33%	100.00%
Direct and indirect benefits	-	1.22%	-	-
Charges	9.09%	5.21%	16.67%	-
Variable compensation	-	-	-	-
Share-based compensation, including stock options	45.46%	66.01%	-	-

(i) Since 2021, the tables above do not take into account amounts referring to employer’s payroll charges, according to the guidance provided for in the Circular-Notice/Annual-2023-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas – SEP) following the decision of the CVM Collegiate Body in the Proceeding No. 19957.007457/2018-10 (guidance which was also provided for in the Circular-Notice No. 01/2021 of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP) disclosed in 2021).

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

As mentioned earlier, the compensation of the members of the Fiscal Council is 100% fixed on annual fees and they are reimbursed for their travels and lodging expenses required for the performance of their duties.

Also, as already mentioned, the members of the Board of Directors advisory Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

Methodology for calculation and restatement

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on market research carried out according to the terms indicated in sub-item (c) (ii) below and periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted under the Option Plan, please refer to items 8.4 and 8.12 below. For a description of the determination of the benefit resulting from Share Value Rights, please refer to item 8.4 below. For a description related to the Stock Plan, please refer to item 8.4 below.

Both for purpose of compensation and for purpose of granting stock options / shares the achievement of annual targets as well as other results delivered in the year, meritocracy criteria, seniority level and expertise of the executive may be taken into consideration.

Please refer to sub-item (d) below for further information.

Key performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues

The key performance indicators for purposes of defining the variable compensation based on the achievement of goals either for the Company or its management are EBITDA, cash flow and net revenues,

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in addition to other specific indicators for the various departments of the Company according to their respective functions and competencies.

Additionally, given the importance that the Company gives to ESG key performance indicators, as already shown in item 1.9.(e) of the Company’s Reference Form, starting from 2022, all members of the Board of Officers have at least one target linked to ESG, representing another important step towards the integration of the subject in the business strategy of the Company, directly impacting the variable compensation of its main executives.

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

(ii) Reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its managers, with restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted to the beneficiary depending on the reinvestment level of the variable compensation that is chosen.

Finally, the Company has adopted, for certain executives deemed strategic and with high performance potential, the granting of Share Value Rights (as defined in item 8.4 below), enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with the Company for a long or very long term, with vesting periods of five to ten years, therefore encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

(iii) The existence of members who do not receive compensation and the reason for that

The alternate member and three sitting members of the Board of Directors do not receive compensation from the Company, as they are also part of the management of the Parent Company, which is responsible for the compensation payment of these members.

(d) Existence of compensation borne by direct or indirect subsidiaries or controlling companies

The alternate member and three members of the Board of Directors are also part of the management of the Parent Company, which bears compensation payment of these members, and, therefore, they do not receive compensation from the Company.

In addition, on November 25, 2008, certain managers of the Company received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately 5 million options, with approximately 1 million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of

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one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half became on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately 107 thousand restricted shares, of which approximately 2,500 to members of the Board of Officers and 104 thousand to members of the Board of Directors.

In 2019, certain members of the Board of Directors received 0.5 million in ABI options and no member of the Board of Officers received ABI options. The options have a vesting period of 5 years. In addition, in 2019, there was a concession of restricted shares issued by ABI in a total of 0.4 million shares with vesting period of 5 years.

In 2020, certain members of the Board of Directors received 4.2 million in ABI options and certain members of the Board of Officers received 4.5 million in ABI options. The options have a vesting period of 5 years. In addition, in 2020, restricted shares issued by ABI were granted to certain members of the Board of Officers and the Board of Directors, in a total of 1.9 million shares with vesting period of 3 and 5 years.

In 2021, ABI granted 0.06 million restricted shares to certain members of the Board of Directors and 0.03 million restricted shares to certain members of the Board of Officers with a vesting period of 3 and 5 years

In 2022, ABI granted 0.47 million restricted shares to certain members of the Board of Directors with a vesting period of 3 years.

(e) Existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

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8.2 - Regarding the compensation recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors, board of officers and fiscal council:

Forecast for 2023	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	8,627,547	22,322,973	2,209,282	33,159,802
Direct and indirect benefits	-	1,505,396	-	1,505,396
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	1,751,040	34,230,348	-	35,981,388
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	1,447,449	-	1,447,449
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	12,431,795	91,290,282	-	103,722,077
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	22,810,382	150,796,448	2,209,282	175,816,112

2022	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	7,630,060	19,329,127	1,996,508	28,955,695
Direct and indirect benefits	-	1,797,817	-	1,797,817
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	4,134,554	21,883,874	-	26,018,428

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Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	1,027,315	-	1,027,315
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	11,079,641	51,297,067	-	62,376,708
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	22,844,255	95,335,200	1,996,508	120,175,963

2021	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	13.00	6.00	31.00
No. of members receiving compensation	8.50	13.00	6.00	27.50
Annual Fixed Compensation	-	-	-	-
Salary/fees	6,646,367.08	18,752,072.29	1,808,132.40	27,206,571.77
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	5,009,391.76	33,753,260.99	-	38,762,652.75
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	779,406.75	-	779,406.75
Termination Benefits	5,347,790.19	-	-	5,347,790.19
Share-based compensation, including stock options	8,587,883.95	30,379,868.92	-	38,967,752.87

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Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.
Total compensation	25,591,432.97	83,664,608.96	1,808,132.40	111,064,174.33

2020	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.77	6.00	30.77
No. of members receiving compensation	8.67	11.77	6.00	26.44
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,836,630.00	15,369,213.00	1,716,643.00	22,922,486.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,167,326.00	2,906,535.00	343,329.00	4,417,190.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	681,636.80	-	681,636.80
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	5,838,795.76	36,816,162.01	-	42,654,957.77

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Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	12,842,751.76	55,773,546.81	2,059,972.00	70,676,270.58

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8.3 - Regarding the variable compensation for the past three fiscal years and that expected for the current fiscal year of the Board of Directors, Board of Officers and Fiscal Council:

Variable compensation – forecast for 2023
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	1.00	14.00	0.00	15.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	348,840	6,620,706	-	6,969,546
Maximum amount according to compensation plan	1,751,040	34,230,348	-	35,981,388
Amount provided for in compensation plan in case the targets are met	1,409,040	26,742,459	-	28,151,499

Variable compensation – fiscal year ended on December 31, 2022

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	1.00	14.00	0,00	15.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	935,298	7,141,711	-	8,077,009
Maximum amount according to compensation plan	4,200,637	38,490,063	-	42,690,700
Amount provided for in compensation plan in case the targets are met	3,084,843	23,555,117	-	26,639,960
Amount effectively recognized in the income statement for the fiscal year	4,134,554	21,883,874	-	26,018,428

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Variable compensation – fiscal year ended on December 31, 2021
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	13.00	6.00	31.00
No. of members receiving compensation	1.00	13.00	0.00	14.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	205,070	1,536,645	-	1,741,715
Maximum amount according to compensation plan	4,687,313	35,380,305	-	40,067,618
Amount provided for in compensation plan in case the targets are met	2,458,328	18,420,926	-	20,879,254
Amount effectively recognized in the income statement for the fiscal year	5,009,392	33,753,261	-	38,762,653

Variable compensation – fiscal year ended on December 31, 2020
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.77	6.00	30.77
No. of members receiving compensation	0.00	0.00	0.00	0.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	210,051	1,525,891	-	1,735,942
Maximum amount according to compensation plan	5,761,394	42,587,950	-	48,349,344
Amount provided for in compensation plan in case the targets are met	2,400,581	17,387,694	-	19,788,275
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Note: The difference between the minimum forecasted amount and the amount effectively recognized in the income statement for the fiscal year of 2020 is mainly due to the variable component of the compensation, which is linked to specific performance goals of the Company’s managers.

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8.4 - Regarding the share-based compensation plan for the board of directors and the board of officers, in force in the past fiscal year and expected for the current fiscal year, describe:

(a) General terms and conditions

Option Plan

The Option Plan provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or American Depositary Receipts (“ADRs”) based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 550 people (including managers and employees) hold stock options for shares of the Company considering all the programs of the Option Plan together.

Share Value Right (Phantom Stocks)

The Company also welcomed the long-term incentive granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Value Rights”). Such incentive is beyond the scope of the Option Plan and the Stock Plan since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Value Rights program, each beneficiary will receive two separate lots of Share Value Rights – (lot A and lot B), as the case may be, in which each Share Value Right will correspond to a share or ADR, as the case may be, subject to vesting periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or New York Stock Exchange (“NYSE”), respectively, at the trading session immediately before the end of such vesting periods. The Share Value Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Value Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares” or “Performance Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the

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employment contract. In 2022, the Board of Directors delegated to the People Committee the responsibility for monitoring and approving matters related to the Stock Plan with regard to employees in general, provided that approvals involving members of the management and/or presidents of Company’s business units remain under Board of Directors’ sole responsibility.

Under the Stock Plan the delivery of the Restricted Shares is exempt from financial consideration.

(b)       Date of approval and responsible body

The Option Plan was approved at the Company’s Extraordinary General Meeting held on July 30, 2013.

The Company also received the long-term incentive approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011.

The Stock Plan was approved at the Extraordinary General Meeting held on April 29, 2016, amended by the Extraordinary General Meeting held on April 24, 2020.

(c) Maximum number of shares covered

The Stock Plan sets that the global amount of shares to be granted to employees and managers of the Company is up to 3.0% of shares representing the Company’s capital stock.

(d) Maximum number of options to be granted

The Option Plan does not provide the maximum number of options potentially covered by the plan, being the responsibility of the Board of Directors to establish the options upon the approval of each program.

(e) Conditions to acquire shares

In the Company’s programs named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1 and 2023.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant, the exercise price of the options must be paid on demand on the grant date (or within five business days), although a substantial part of the shares acquired, after the exercise, will be subject to a lock-up period of three to ten years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Value Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals, except in the programs of Performance Shares, which establish that, in addition to the conditions described above, the Performance Shares will only be delivered to participants after the end of the vesting period if the performance test criteria are met on the observation date to be defined in the respective program.

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(f) Criteria to set the acquisition or exercise price

In relation to the Options Plan, there is no acquisition price for the options, which are granted free of charge. The price of the exercise of the shares arising from the Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1 and 2023.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, and a discount may be applied depending on the program.

The Share Value Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the vesting period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Value Right shall correspond to the right related to one share or ADR, as applicable.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, provided that the reference price of each restricted share will correspond to the quotation of the Company’s shares traded at B3 on the trading session immediately before the grant date, under the terms of the Stock Plan and of the relevant program.

(g) Criteria to set the term for acquisition or exercise

Within the scope of the Option Plan, according to the Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1 and 2023.1 have single lots that may be exercised, in total or in part, within 45 days from the granting date, all subject to a minimum lock-up period of 3 years. The criteria used in the establishment of said terms considers the short, medium and long-term goals of this incentive form.

With regard to the Share Value Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, the delivery of Restricted Shares will be made after the vesting period of three to five years, as the case may be.

(h) Form of settlement

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

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The Share Value Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, the Restricted Shares shall be delivered by the Company to the respective participant, free of charge, within 30 days counted as from the expiry of the respective vesting period, provided that the terms and conditions established in the respective programs are observe. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

(i) Restrictions to the transfer of shares

In the Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1 and 2023.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, three or five years counted as from the date of granting the options or exercising the options, depending on the program.

Share Value Rights incentive by the Company does not involve the delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “g” above.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10 and 2023.1, after the expiry of the vesting period of three or five years, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

(j) Criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options and restricted shares will be subject to the rules established by the Board of Directors on this matter.

(k) Effects of withdrawal of a manager from the bodies of the issuer on the rights provided under share-based compensation plan

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

Programs (Option Plan)

- Programs 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5: For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not

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qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete calendar months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

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In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period established in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1 and 2023.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Value Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Value Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Value Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting period: - the Share Value Rights shall be canceled and terminated by operation of law; and (b) severance between five and ten years of grant date anniversary: - the Share Value Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of

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his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods established in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Programs (Stock Plan)

- Program 2018.1, 2019.1, 2019.3 and 2020.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if the severance occurred 24 months after the stock grant date and the participant has participated, upon the destination of its net variable compensation (that is, total amount of the annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurred after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement,

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by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.3: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the event of severance by direct termination without case, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance has occurred before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares held by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors, and (2) if the severance occurred 24 months after the stock grant date, the participant will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.4: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) severance (1) by direct termination without case, or (2) after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the

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duration of his/her service with the Company at severance date): exception made for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs in less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance of a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance has occurred after 24 months from the shares grant date, the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2019.6: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) severance by direct termination without cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution

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and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) if the severance occurred after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the lapse of the grace period and to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3A, 2020.8, 2021.7 and 2021.12: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

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In case of death: the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability: the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3B, 2021.9 and 2022.4: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: (i) severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the grant and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2020.5: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the case of death, in which the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

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- Programs 2021.2 and 2022.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for resignation, for cause or similar reason, or (b) the events provided above, the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares “A” and/or Restricted Shares “B” owned by the participant on the severance date, multiplied by the same formula set forth above for the hypothesis of severance after the cumulatively achievement of 70 years by the participant (i.e. number of completed calendar months on the job or in office multiplied by the period between the grant date and the relevant termination of the relationship with the Company, divided by 36 or 60, as applicable), it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors and that the restriction on the sale of shares, set forth in the program, will remain in effect in both cases.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear

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for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2022.2, 2022.8 and 2023.1: For such programs, in the event the employment agreement or term of office of the participant terminates before the expiration of the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares.

Notwithstanding the foregoing and exception made to events of voluntary dismissal or dismissal for cause, if the severance occurs due to an involuntary dismissal without cause after 24 months after granting, the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors.

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurs before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors, and (ii) if the severance occurs 24 months after the grant date, the participant will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, as applicable, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

210

- Programs 2022.3 and 2022.9: For such programs, in the event the employment agreement or term of office of the participant terminates before the expiration of the vesting period, for any reason, except for the events described below, the participant will lose the right to receive the Performance Shares.

Notwithstanding the foregoing and exception made to events of voluntary dismissal or dismissal for cause, if the severance occurs due to an involuntary dismissal without cause after 24 months after granting, the participant will receive Performance Shares pro rata equivalent to the result of the Performance Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt of the Performance Shares shall be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs.

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date) and except for the events of dismissal for cause: (i) if (a) the severance occurs before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Performance Shares pro rata equivalent to the result of the Performance Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt of the Performance Shares shall be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs; and (ii) if the severance occurs after 24 months after the grant date, the participant will receive the Performance Shares pro rata equivalent to the result of Performance Shares owned by the participant on the severance date, multiplied by the complete calendar months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 36 months), divided by 36, it being certain that the receipt will be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will retain the right to receive the Performance Shares, it being certain that the receipt shall be conditioned to: (1) the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) the achievement of the performance criteria established in the respective programs.

In case of death or permanent disability, the participant (or his heirs or successors) will retain the right to receive the Performance Shares, provided that the performance criteria established in the programs are met, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company.

211

- Program 2022.10: For such programs, in the event the employment agreement or term of office of the participant terminates before the expiration of the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares.

Notwithstanding the foregoing and exception made to events of voluntary dismissal or dismissal for cause, if the severance occurs due to an involuntary dismissal without cause after 24 months after granting, the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares owned by the participant on the date of severance multiplied by the complete calendar months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be equal to or less than 60 months), divided by 60, it being certain that the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

212

8.5 - Regarding the share-based compensation in the form of stock options recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors and the board of officers:

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Share-based compensation estimated for the current fiscal year of 2023

	Board of Directors	Board of Officers
No. of Members	12.00	14.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	18.04	17.72
(b) Options lost and expired during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
Fair value of the options on the date of each grant	11.150.856	16.335.243
Potential dilution in case of exercise of all outstanding options	0.0147%	0.0229%

The dilution estimate presented above considers the shareholding position on 12/31/2022.

Share-based compensation – fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
No. of Members	12.00	14.00
No. of members receiving compensation	7.00	10.00
Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	17.80	18.01
(b) Options lost and expired during the fiscal year	17.20	17.48
(c) Options exercised during the fiscal year	N/A	N/A
Fair value of the options on the date of each grant	14.530.869	24.113.613
Potential dilution in case of exercise of all outstanding options	0.0179%	0.0302%

Share-based compensation – fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
No. of Members	12.00	13.00
No. of members receiving compensation	7.00	11.00
Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	17.26	17.75
(b) Options lost and expired during the fiscal year	8.15	11.97
(c) Options exercised during the fiscal year	11.97	11.97
Fair value of the options on the date of each grant	16.250.753	29.990.727
Potential dilution in case of exercise of all outstanding options	0.0329%	0.0512%

Share-based compensation – fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
No. of Members	13.00	11.77
No. of members receiving compensation	10.00	11.00

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Weighted average exercise price of each of the following groups of options:
(a) Options outstanding in the beginning of fiscal year	15.53	16.97
(b) Options lost and expired during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	2.13	6.61
Fair value of the options on the date of each grant	21.857.551	35.440.457
Potential dilution in case of exercise of all outstanding options	0.0394%	0.0535%

214

8.6 - Regarding each grant of stock options carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers:

The Company did not offer new grants of stock options that have been recognized in the results of the last 3 fiscal years pursuant to CPC 10 – Share-Based Payment and does not foresee grants under these terms for the current fiscal year

215

8.7 - Regarding the outstanding options of the Board of Directors and the Board of Officers at the end of the past fiscal year:

12/31/2022 Part I	Board of Directors	Board of Officers	Board of Officers	Board of Director	Board of Officers	Board of Officers	Board of Directors

Total number of members	12.00	14.00	14.00	12.00	14.00	14.00	12.00
No. of members receiving compensation	3	6	4	5	8	4	5
Grant Date	12/02/2013	12/02/2013	12/19/2013	12/01/2014	12/01/2014	12/22/2014	12/01/2015
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-
Date on which they may be exercised	12/02/2018	12/02/2018	12/19/2018	12/01/2019	12/01/2019	12/22/2019	12/01/2020
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	653,871	238,403	212,257	830,670	358,595	265,791	523,535
Maximum term for exercise	12/02/2023	12/02/2023	12/19/2023	12/01/2024	12/01/2024	12/22/2024	12/01/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	17.56	17.56	16.70	16.85	16.85	16.85	18.64
Fair value of options on the last day of the fiscal year	0.67	0.67	0.91	1.62	1.62	1.94	1.67
Fair value of the total of options on the last day of the fiscal year	436,114	159,008	193,824	1,347,538	581,724	516,283	876,008

12/31/2022 Part II	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers

Total number of members	14.00	14.00	12.00	14.00	14.00	12.00	14.00
No. of members receiving compensation	9	3	4	10	2	4	10
Grant Date	12/01/2015	12/12/2015	12/01/2016	12/01/16	12/22/2016	12/01/2017	12/01/2017
Options not qualified for exercise

216

Number of Options	-	-	-	-	-	-	-
Date on which they may be exercised	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/22/2021	12/01/2022	12/01/22
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	392,740	369,488	554,550	774,200	146,113	498,976	1,151,238
Maximum term for exercise	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/22/2026	12/01/2027	12/01/27
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	18.64	18.00	17.15	17.15	16.34	20.56	20.56
Fair value of options on the last day of the fiscal year	1.67	1.85	2.45	2.45	2.70	2.03	2.03
Fair value of the total of options on the last day of the fiscal year	657,154	683,304	1,358,160	1,896,109	394,972	1,011,671	2,334,128

12/31/2022 Part III (final)	Board of Directors	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Total number of members	12.00	12.00	14.00	14.00	12.00	14.00
No. of members receiving compensation	1	6	9	1	6	10
Grant Date	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/02/2019	12/02/2019
Options not qualified for exercise
Number of Options	229,367	904,931	1,072,162	347,315	1,177,659	2,183,861
Date on which they may be exercised	02/22/2023	12/03/2023	12/03/2023	02/21/2024	12/02/2024	12/02/2024
Maximum term for exercise	02/22/2028	12/03/2028	12/03/2028	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	22.40	16.92	16.92	18.15	18.05	18.05
Fair value of options on the last day of the fiscal year	1.85	2.45	2.45	2.70	2.60	2.60
Options qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-

217

Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	424,175	2,216,285	2,625,854	938,859	3,063,398	5,680,792

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

218

8.8 - Regarding the options exercised relating to the share-based compensation of the board of directors and the board of officers, in the past three fiscal years:

Exercised options related to the share-based compensation - Fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	0.00	0.00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0.00	R$ 0.00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0.00	R$ 0.00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0.00	R$ 0.00

Exercised options related to the share-based compensation - Fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	3.00	9.00
Number of shares (A)	532,405	226,715
Weighted average exercise price (B)	R$ 11.97	R$ 11.97
Weighted average market price of the shares relating to the options exercised (C)	R$ 19.37	R$ 16.98
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 3,938,732	R$ 1,135,063

Exercised options related to the share-based compensation - Fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13.00	11.77
Number of members receiving compensation	3.00	9.00
Number of shares (A)	910,900	241,725
Weighted average exercise price (B)	R$ 2.13	R$ 6.61
Weighted average market price of the shares relating to the options exercised (C)	R$ 18.79	R$ 13.14
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 15,168,174	R$ 1,577,049

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8.9 - Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in income of the past three fiscal years and that expected for the current fiscal year, of the board of directors and the board of officers:

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Current fiscal year (2023)

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	7.00	14.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0212%	0.1536%

The dilution estimate presented above considers the shareholding position and market value of the Company’s shares on 12/31/2022 as a basis.

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	7.00	14.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0177%	0.1119%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	7.00	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0096%	0.0583%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13.00	11.77
Number of members receiving compensation	7.00	11.77
Potential dilution in case of granting of all shares to the beneficiaries	0.0072%	0.0475%

220

8.10 - Regarding each grant of shares carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers:

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Grants of shares expected for the current fiscal year (2023)

	Board of Directors	Board of Officers
Total number of members	12	14
Number of members receiving compensation	7	14
Grant date	03/01/2023 12/01/2023	03/01/2023 12/01/2023
Number of shares granted (A)	549,506	6,665,776
Maximum period for delivery of shares	03/01/2026 12/01/2028	03/01/2026 12/01/2026
Restriction period for the transfer of shares	03/01/2026 12/01/2028	03/01/2026 12/01/2026
Fair value of shares on the grant date (B)	14.52	14.52
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	7.978.834	96.787.068

The information above is based on the best estimate of the Company’s Management considering the fiscal year ended in 2022. In addition, the shares fair value considers the market value of the Company’s shares in 12/31/2022.

Grants of shares for the fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12	14
Number of members receiving compensation	7	14
Grant date	03/01/2022 12/01/2022	03/01/2022 12/01/2022 02/14/2022
Number of shares granted (A)	1,276,530	8,578,825
Maximum period for delivery of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Restriction period for the transfer of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Fair value of shares on the grant date (B)	15.52	15.70
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	19,818,124	134,725,521

221

Grants of shares for the fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12	13
Number of members receiving compensation	7	12
Grant date	12/01/2021	12/01/2021 12/13/2021
Number of shares granted (A)	369,980	1,313,013
Maximum period for delivery of shares	12/01/2026	12/01/2024 12/13/2024 12/01/2026 12/13/2026
Restriction period for the transfer of shares	12/01/2026	12/01/2024 12/13/2024 12/01/2026 12/13/2026
Fair value of shares on the grant date (B)	16.06	16.02
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	5,941,879	21,040,568

Grants of shares for the fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13	11.77
Number of members receiving compensation	7	11.77
Grant date	12/01/2020	03/30/2020 12/01/2020 12/14/2020
Number of shares granted (A)	398,114	2,879,296
Maximum period for delivery of shares	12/01/2025	12/01/2023 12/14/2023 03/30/2025 12/01/2025 12/14/2025
Restriction period for the transfer of shares	12/01/2025	12/01/2023 12/14/2023 03/30/2025 12/01/2025 12/14/2025
Fair value of shares on the grant date (B)	13.98	14.93
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	5,565,634	42,996,410

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8.11 - Regarding the shares delivered relating to the share-based compensation of the Board of Directors and the Board of Officers, in the past three fiscal years:

Shares delivered relating to the share-based compensation for the fiscal year ended on 12/31/2022

	Board of Directors	Board of Officers
Total number of members	12.00	14.00
Number of members receiving compensation	-	2.00
Number of shares (A)	-	11,872
Weighted average acquisition price (B)	-	17.21
Weighted average market price of the shares acquired (C)	-	15.26
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	-	(23,150)

Shares delivered relating to the share-based compensation for the fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
Total number of members	12.00	13.00
Number of members receiving compensation	3.00	9.00
Number of shares (A)	209,855	300,915
Weighted average acquisition price (B)	18.25	18.25
Weighted average market price of the shares acquired (C)	15.31	15.31
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(654,748)	(938,855)

Shares delivered relating to the share-based compensation for the fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
Total number of members	13.00	11.77
Number of members receiving compensation	3.00	9.00
Number of shares (A)	111,140	78,512
Weighted average acquisition price (B)	18.43	18.43
Weighted average market price of the shares acquired (C)	12.60	12.60
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(647,946)	(457,725)

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8.12 - Summary description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as the explanation of the method of pricing the value of shares and options, appointing:

(a) Pricing model

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that the price of a share in the future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps of the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, starting from the expiration of the vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Value Rights, at the end of the vesting period of each lot, the number of Share Value Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Value Rights shall correspond to one share or ADR, as applicable. There is no exercise price for the Share Value Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the expiration of the vesting periods, the amount equivalent to the market price of Company’s shares traded on B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the three or five-year grace period and provided that the participant maintains the employment and/or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 8.4.

(b) Data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

- Programs from 2008 to 2010

Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program.

224

For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount.

In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

- Programs from 2010 to 2021

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company does not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

- Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, considering a five-year vesting period and a five-year exercise period.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, for the delivery of the shares to be carried out, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

225

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2019, which was last fiscal year in which the Company granted stock options of shares considering the CPC-10 – Share-Based Payment and aligned with the methodology described in this item:

OPTION PRICING MODEL

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5,0%
Risk-free interest rate	7.8%

Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate. The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

(c) Method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, the Option Plan underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

(d) How the expected volatility is determined

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in item “c” above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

(e) Has any other characteristic of the option been incorporated to the determination of its fair value

Other characteristics were not incorporated in the measurement of the fair value of the options.

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8.13 - Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, board of officers or fiscal council, grouped by body

Instruments issued by Ambev – 12/31/2022

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	11,955,901	2,782,605	5,373,559	20,112,065
Board of Officers	2,560,879	17,377,094	7,512,163	27,450,136
Fiscal Council	-	-	-	-
Total	14,516,780	20,159,699	12,885,722	47,562,201

Instruments issued by ABI – 12/31/2022

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	5,628,162	3,024,686	9,073,418	17,726,266
Board of Officers	1,913,853	836,536	5,440,282	8,190,671
Fiscal Council	-	-	-	-
Total	7,542,015	3,861,223	14,513,700	25,916,938

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8.14 - Regarding the pension plans in force granted to the members of the board of directors and board of officers, provide the following information:

Retirement Benefits	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	5.00	9.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	1	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 20,167,733	R$ 7,635,635
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,941,823	R$ 1,027,315
Is there a possibility of early redemption and what are the conditions?	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

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8.15 - Indicate in the tables below, regarding the board of directors, the board of officers and the fiscal council, for the past three fiscal years, the following:

12/31/2022

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation (Total compensation of the body divided by the number of members)
Board of Directors	12.00	8.00	14,155,409	679,357	2,855,532
Fiscal Council	6.00	6.00	443,668	221,834	332,751
Board of Officers	14.00	14.00	25,226,847	3,489,535	6,809,657

12/31/2021

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation (Total compensation of the body divided by the number of members)
Board of Directors	12.00	8.50	12,864,644.05	601,785.60	3,010,756.82
Fiscal Council	6.00	6.00	482,168.64	241,084.32	301,355.40
Board of Officers	13.00	13.00	23,713,425.41	2.722.453,47	6,435,739.15

12/31/2020

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation (Total compensation of the body divided by the number of members)
Board of Directors	13.00	8.67	7,895,479.83	298,612.80	1,481,286.25
Fiscal Council	6.00	6.00	457,771.49	228,885.74	343,328.67
Board of Officers	11.77	11.77	16,545,146.98	1,663,351.57	4,738,619.10

Notes:

Board of Officers
12/31/2022

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (14.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

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12/31/2021

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (11.77 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2022

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2021

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8.5 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8,67 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2022	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2021	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2020	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

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8.16 - Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement, indicating the financial consequences for the issuer

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 7.7 of the Exhibit A.III and A.IV of the Company’s Management Proposal, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 30, 2021 to November 30, 2022, with premium value of approximately US$ 64,000.00 , for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 7.7 of this Reference Form.

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8.17 – regarding the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer’s income referring to members of the board of directors, board of officers or fiscal council who are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules dealing with this matter

Forecast for December 31, 2023

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	4.00	-	22,810,382	0%
Fiscal Council	-	-	2,209,282	0%
Board of Officers	-	-	150,796,448	0%
Total	4.00	-	175,816,112	0%

December 31, 2022

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	4.00	-	22,844,255	0%
Fiscal Council	-	-	1,996,508	0%
Board of Officers	-	-	95,335,200	0%
Total	4.00	-	120,175,963	0%

December 31, 2021

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	601,785.60	25,591,432.97	2%
Fiscal Council	-	-	1,808,132.40	0%
Board of Officers	-	-	83,664,608.96	0%
Total	5.00	601,785.60	111,064,174.33	1%

December 31, 2020

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	1,072,656.99	11,675,425.76	8%
Fiscal Council	-	-	1,716,643.00	0%
Board of Officers	-	-	52,867,011.81	0%
Total	6.00	1,072,656.99	66,259,080.58	2%

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8.18 – Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income as compensation for members of the board of directors, board of officers or fiscal council, grouped by body, for any reason other than their position in the company, such as, for example, commissions and consulting or advisory services provided

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

233

8.19 – Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and companies controlled by the issuer as compensation of members of the issuer’s board of directors, board of officers or fiscal council, grouped by body, specifying the title to which such amounts were attributed to such individuals

Forecast for current fiscal year (2023) – Compensation to be received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	340,172,316	61,026,349	-	401,198,665
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-
(i)	The information above is based on the best estimate of ABI considering the data of the fiscal year ended in 12/31/2022.

Fiscal Year ended December 31, 2022 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	260,507,502	46,625,719	-	307,133,221
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2021 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	102,292,210.51	15,863,775.58	-	118,155,986.10
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2020 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	95,037,249.60	8,765,417.90	-	103,802,667.50
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

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8.20 – Provide other information that the issuer deems relevant

There is no other relevant information regarding this item 8.

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9. Auditors

9.1 / 9.2 – Regarding the independent auditors, indicate:

Does issuer have an auditor?	Yes
CVM Code	287-9
Name:	PricewaterhouseCoopers Auditores Independentes Ltda.
Taxpayer ID (CPF/CNPJ)	61.562.112/0001-20
Dates of retention	August 7, 2018
Start date of the services provision	January 1st, 2019
Description of the services provided	The retained services comprise independent audit or accounting review of the Company's financial statements for the fiscal year ended on December 31, 2022, prepared in accordance with the accounting practices adopted in Brazil (BR GAAP) and the International Financial Reporting Standards (IFRS), and the Company's quarterly financial information for the periods of March 31, June 30 and September 30, 2022.
Inform the total amount of compensation of the independent auditors in the last fiscal year, specifying the fees related to audit services and those related to any other services provided	The total compensation of PricewaterhouseCoopers Auditores Independentes Ltda. for services rendered to the Company in the last fiscal year was R$ 15,040,000.00, of which (i) R$ 14,912,000.00 refer to audit services for the 2022 financial statements, including the quarterly reviews, and audit of the controlled entities, and (ii) R$ 128,000.00 refer to pre-agreed procedures provided to one of the subsidiaries.
In case of any replacement of the auditor, inform justification for the replacement	Not applicable, since there was no replacement.
Any reasons submitted by the auditor in the event of disagreement with issuer’s justification for their replacement, according to specific CVM regulations regarding the matter	Not applicable.

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9.3 – If the auditors or people connected to them, according to the independence rules of the Federal Accounting Council, have been hired by the issuer or people from its economic group to provide other services in addition to auditing, describe the policy or procedures adopted by the issuer to avoid the existence of a conflict of interest, loss of independence or objectivity of its independent auditors

On the date of this Reference Form, Labatt, a subsidiary of the Company, had hired the Company’s auditors to provide other services in addition to the audit described in items 9.1/9.2 of this Reference Form. In this regard, Ambev has a Policy on Hiring Services Related or Not Related to Auditing, approved by the Board of Directors, which aims to regulate the process of hiring, by the Company and/or its subsidiaries, services provided by external auditors, whether such services are related or not to the audit, as described in item 7.2 (b) of this Reference Form. According to the terms of said Policy, the Company and its subsidiaries are forbidden to hire external auditors, as well as external auditors of affiliates, to provide services other than auditing that may compromise the independence of the external auditors, in order to avoid the existence of a conflict of interest, loss of independence or objectivity of its/their independent auditors.

The Policy also provides for services that are considered “pre-approved” by the Board of Directors and for the purposes of the Sarbanes-Oxley Act, SEC rules and other applicable U.S. rules, and the hiring of any services provided by external auditors shall be preceded by the Fiscal Council’s favorable opinion and may further depend on the approval of the Board of Directors and the nature of the services in question.

The Policy on Hiring Services Related or Not Related to Auditing can be found in the following electronic address: ri.ambev.com.br, in the fields “Corporate Governance”, “Policies, Codes and Internal Regulations” and “Auditor Hiring Policy”.

237

9.4 – Provide other information that the issuer deems material

For any renewal of contract/scope related to the services provided by the independent auditors, an internal analysis is made to assess the nature of the work and possible impacts that may affect the audit work, including observing the Contracting Policy for Related and Non-Related Services to the Company’s Audit. Likewise, the auditors themselves are required to assess matters of independence, conflict of interest and objectivity, among other factors that can make the acceptance of the work to be rendered unfeasible, in accordance with the applicable rules. Moreover, the Company informs that there is no other compensation to be paid to the independent auditors retained in addition to the compensation for the services described in item 9.1/9.2 of this Reference Form.

In addition to the foregoing, there is no other relevant information regarding this item 9.

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10. Human resources

10.1 - Describe the issuer’s human resources, providing the following information

(a) Number of employees, total and by groups, based on the activity performed, geographic location and diversity indicators, which, within each issuer’s hierarchical level, cover: i. self-reported identity of gender, ii. self-reported identity of color or race, iii. age group, and iv. other diversity indicators that the issuer deems material

12/31/2022 (current fiscal year)

Hierarchy

Number of employees by gender reporting

	Female	Male	Non-binary	Others	Prefer not to answer
Leadership	2,066	3,263	18	0	2,080
Non-Leadership	2,628	12,694	41	0	5,418
Total	4,694	15,957	59	0	7,498

Number of employees by color or race reporting

	Yellow	White	Black	Brown	Indigenous	Others	Prefer not to answer
Leadership	108	3,942	393	1,189	11	8	1,776
Non-Leadership	165	6,665	2,644	7,227	62	86	3,932
Total	273	10,607	3,037	8,416	73	94	5,708

Number of employees by position and age group

	Under 30 years	From 30 to 50 years	Over 50 years
Leadership	2,642	4,513	272
Non-Leadership	6,266	12,927	1,588
Total	8,908	17,440	1,860

Number of employees by position and geographic location

	North	Northeast	Midwest	Southeast	South	Abroad
Leadership	138	674	252	5,192	1,171	0
Non-Leadership	811	4,163	1,181	11,782	2,845	0
Total	949	4,837	1,433	16,974	4,016	0

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Geographic location

Number of employees by geographic location and gender

	Female	Male	Non-binary	Others	Prefer not to answer
North	151	560	2	0	236
Northeast	598	2,937	11	0	1,291
Midwest	235	848	8	0	342
Southeast	3,056	9,306	29	0	4,582
South	654	2,306	9	0	1,047
Abroad	0	0	0	0	0
Total	4,694	15,957	59	0	7,498

Number of employees by geographic location and color or race

	Yellow	White	Black	Brown	Indigenous	Others	Prefer not to answer
North	13	158	89	503	10	6	170
Northeast	37	955	708	2,111	16	35	975
Midwest	20	377	152	607	5	8	264
Southeast	174	6,921	1,822	4,565	32	36	3,423
South	29	2,196	266	630	10	9	876
Abroad	0	0	0	0	0	0	0
Total	273	10,607	3,037	8,416	73	94	5,708

Number of employees by geographic location and age group

	Under 30 years	From 30 to 50 years	Over 50 years
North	291	584	74
Northeast	1,399	3,087	351
Midwest	518	815	100
Southeast	5,380	10,485	1,108
South	1,320	2,469	227
Abroad	0	0	0
Total	8,908	17,440	1,860

(b) Number of outsourced employees (total and by groups, based on the activity performed and the geographic location):

On December 31, 2022, the Company had the following number of outsourced employees by group of activities performed in the Company and by geographic location:

12/31/2022	Activity Performed
Location	Management	Sales and Distribution	Production(1)	Total
Midwest Region	92	1,282	691	2,065
Northeast Region	251	3,932	976	5,159

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North Region	56	1,774	0	1,830
Southeast Region	1,008	10,555	2,810	14,373
South Region	195	3,235	806	4,236
Total	1,602	20,778	5,283	27,663

(1) Third parties do not operate equipment.

(c) Turnover

The Company’s average turnover rates (voluntary and involuntary terminations) for the year 2022 was 9.79%.

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10.2 – Comment on any material changes that occurred in relation to the figures disclosed in item 10.1 above

Not applicable, since there have been no material changes in relation to the numbers disclosed in item 10.1 hereof.

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10.3 – Describe the compensation policies and practices of the issuer’s employees, informing:

(a) Salary and Variable Compensation Policy

The main purpose of the Company's compensation policy is to establish a compensation system that helps develop a high-performance culture. In this respect, the policy is to provide employees with fixed compensation in line with the market plus variable compensation based on their individual performance and the Company's performance, while ensuring alignment with shareholders' interests by encouraging employees to have an "owner’s” attitude.

Variable bonuses based on employees' performance are calculated annually reflecting the extent to which targets set by the Company, department or business unit, even considering environmental, social and governance (ESG) aspects for part of the team, or individual targets set by the Board of Directors, have been reached.

Bonus payments are subject to a three-level system under which the Company must initially reach efficiency targets set by the Board of Directors. Next each business unit must reach its own targets. Finally, employees must reach their individual targets.

For employees involved in operations, the Company has a collective award depending on production sites and distribution centers showing extraordinary performance. Bonus payments for distribution centers and production sites are based on classifications of different production sites and distribution centers.

(b) Benefits Policy

In addition to salary, Company employees receive additional benefits. Some of these benefits are mandatory as required by Brazilian law, some are governed by collective agreements and others are awarded voluntarily by the Company.

The benefit package for the Company's employees in Brazil is provided directly by the Company and indirectly by Fundação Zerrenner, which provides medical, dental, educational and social assistance to active and retired company employees and their beneficiaries and covered dependents, free of charge or at reduced cost. The Company may voluntarily contribute up to 10% of its consolidated net income as determined by Law No. 6404/76 and its Bylaws, to assist Fundação Zerrenner.

The Company provides health plans and benefits in accordance with local regulations for employees located at its operation sites outside Brazil.

(c) Characteristics of share-based compensation plan for non-management employees, identifying:

On July 30, 2013, the Company approved at its Extraordinary General Meeting its Option Plan, pursuant to which the high-level employees and managers of the Company or of companies directly or indirectly controlled by it are eligible to receive stock options or ADRs issued by the Company.

Moreover, on April 29, 2016, the Company approved at its Annual and Extraordinary General Meeting its Stock Plan, which was updated by the Extraordinary General Meeting of April 24, 2020, according to which certain employees and members of the Company’s or its direct or indirect subsidiaries’ management are eligible to receive shares from the Company, including in the form of ADRs.

For more information on the Company’s Option Plan and Stock Plan, see item 8.4 hereof.

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(i) Groups of beneficiaries:

Senior employees and managers of the Company and its directly or indirectly held subsidiaries.

(ii) Conditions for exercise:

Stock Option Plan

1) vesting period from five to ten years as of option granting date; 2) payment of exercise price within five business days of vesting; and, in some cases, 3) permanence in the Company for a period from two to ten years (depending on the program).

Share Based Compensation Plan

1) vesting period from three, five to ten years as of option granting date; and 2) permanence in the Company for a period from two to ten years (depending on the program).

(iii) Exercise price:

Stock Option Plan

Programa 2015.2 = R$18.64

Program 2015.3 = R$18.00

Program 2016.2 = R$17.15

Program 2016.3 = R$16.34

Program 2017.1 = R$16.89

Program 2017.1 = R$16.89

Program 2017.2 = R$17.21

Program 2017.4 = R$20.56

Program 2018.1 = R$22.40

Program 2018.3 = R$22.34

Program 2018.4 = R$16.92

Program 2019.1 = R$18.15

Program 2019.5 = R$18.05

Share Based Compensation Plan

Under the Share Plan, the grants were performed on a cash free basis.

(iv) Exercise term:

Stock Option Plan

Program 2015.2 = from December 1, 2020 to December 01, 2025

Program 2015.3 = from December 22, 2020 to December 22, 2025

Program 2016.2 = from December 1, 2021 to December 1, 2026

Program 2016.3 = from December 22, 2021 to December 22, 2026

Program 2017.1 = from December 15, 2019 to December 15, 2026

Program 2017.1 = from February 10, 2022 to February 10, 2027

Program 2017.2 = from March 30, 2017 to March 30, 2022

Program 2017.4 = from December 1, 2022 to December 1, 2027

Program 2018.1 = from February 22, 2023 to February 22, 2028

Program 2018.3 = from March 29, 2023 to March 29, 2028

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Program 2018.4 = from December 3, 2023 to December 3, 2028

Program 2019.1 = from February 21, 2024 to February 21, 2029

Program 2019.5 = from December 2, 2024 to December 2, 2029

Share Based Compensation Plan

The delivery of the Restricted Shares shall occur after the expiration of the respective vesting periods, which will occur on the following dates:

Program 2016.2 = January 1, 2021

Program 2016.4 = December 22, 2021 (half) and December 22, 2026 (half)

Program 2016.5 = December 22, 2021

Program 2017.1 = December 1, 2022

Program 2017.2 = December 1, 2022

Program 2018.1 = March 2, 2023

Program 2018.3 = December 3, 2023

Program 2018.4 = December 3, 2023

Program 2018.5 = December 3, 2023

Program 2019.1 = March 6, 2024

Program 2019.2 = March 6, 2024

Program 2019.3 = July 29, 2024

Program 2019.6 = December 9, 2024

Program 2019.7 = December 9, 2024

Program 2020.1 = March 2, 2025

Program 2020.2 = March 2, 2025

Program 2020.3 = December 2, 2023 (half) and December 2, 2025 (half)

Program 2020.3.B = December 2, 2025

Program 2020.4 = December 2, 2023

Program 2020.5 = December 15, 2025

Program 2020.6 = December 15, 2025

Program 2020.7 = December 15, 2025

Program 2020.8 = December 15, 2023 (half) and December 15, 2025 (half)

Program 2021.1 = March 2, 2026

Program 2021.2 = March 2, 2024 (half) and March 2, 2026 (half)

Program 2021.3 = March 2, 2026

Program 2021.4 = March 2, 2024 (half) and March 2, 2026 (half)

Program 2021.5 = March 2, 2024

Program 2021.7 = December 2, 2024 (half) and December 2, 2026 (half)

Program 2021.8 = December 2, 2024

Program 2021.9 = December 2, 2026

Program 2021.10 = March 2, 2027

Program 2021.11 = December 14, 2026

Program 2021.12 = December 14, 2024 (half) and December 14, 2026 (half)

Program 2022.1 = March 2, 2025 (half) and March 2, 2027 (half)

Program 2022.2 = December 2, 2025

Program 2022.3 = December 2, 2025 (PSU)

Program 2022.4 = December 2, 2027

Program 2022.5 = December 2, 2025

Program 2022.6 = December 2, 2025

Program 2022.7 = December 2, 2025

Program 2022.8 = December 15, 2025

Program 2022.9 = December 15, 2025 (PSU)

Program 2022.10 = December 15, 2027

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(v) Quantity of shares committed by the plan:

Stock Option Plan

Program 2015.2 = 8,065,142 options

Program 2015.3 = 4,200,798 options

Program 2016.2 = 11,756,260 options

Program 2016.3 = 2,922,258 options

Program 2017.1 = 222,005 options

Program 2017.1 = 454,902 options

Program 2017.2 = 2,494,980 options

Program 2017.4 = 11,961,319 options

Program 2018.1 = 550,481 options

Program 2018.3 = 2,147,234 options

Program 2018.4 = 12,418,879 options

Program 2019.1 = 1,076,676 options

Program 2019.5 = 22,712,798 options

Share Based Compensation Plan

Program 2016.2 = 3,550,069 Restricted Shares

Program 2016.4 = 1,936,566 Restricted Shares

Program 2016.5 = 7,245,315 Restricted Shares

Program 2017.1 = 377,778 Restricted Shares

Program 2017.2 = 6,009,870 Restricted Shares

Program 2018.1 = 3,422,451 Restricted Shares

Program 2018.3 = 8,056,453 Restricted Shares

Program 2018.4 = 1,279,886 Restricted Shares

Program 2018.5 = 6,185,729 Restricted Shares

Program 2019.1 = 1,703,356 Restricted Shares

Program 2019.2 = 1,795,840 Restricted Shares

Program 2019.3 = 3,330,248 Restricted Shares

Program 2019.6 = 1,245,563 Restricted Shares

Program 2019.7 = 3,193,161 Restricted Shares

Program 2020.1 = 282,781 Restricted Shares

Program 2020.2 = 928,200 Restricted Shares

Program 2020.3 = 9,156,788 Restricted Shares

Program 2020.3.B = 398,114 Restricted Shares

Program 2020.4 = 912,373 Restricted Shares

Program 2020.5 = 2,775,439 Restricted Shares

Program 2020.6 = 3,885,607 Restricted Shares

Program 2020.7 = 1,110,168 Restricted Shares

Program 2020.8 = 163,261 Restricted Shares

Program 2021.1 = 156,993 Restricted Shares

Program 2021.2 = 394,137 Restricted Shares

Program 2021.3 = 1,136,016 Restricted Shares

Program 2021.4 = 100,850 Restricted Shares

Program 2021.5 = 5,438 Restricted Shares

Program 2021.7 = 11,592,630 Restricted Shares

Program 2021.8 = 2,165,703 Restricted Shares

Program 2021.9 = 369,980 Restricted Shares

Program 2021.10 = 1,176,646 Restricted Shares

Program 2021.11 = 1,547,348 Restricted Shares

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Program 2021.12 = 422,008 Restricted Shares

Program 2022.1 = 18,304,346 Restricted Shares

Program 2022.2 = 17,213,212 Restricted Shares

Program 2022.3 = 971,252 Restricted Shares (PSU)

Program 2022.4 = 576,205 Restricted Shares

Program 2022.5 = 1,956,270 Restricted Shares

Program 2022.6 = 1,291,125 Restricted Shares

Program 2022.7 = 561,824 Restricted Shares

Program 2022.8 = 746,549 Restricted Shares

Program 2022.9 = 245,459 Restricted Shares (PSU)

Program 2022.10 = 867,898 Restricted Shares

(d)       Ratio between (i) the highest individual compensation (considering the compensation structure with all the items described in item 8.2.d) recognized in the issuer’s last fiscal year income, including the statutory manager compensation, if applicable; and (ii) the average of the individual compensation of the issuer’s employees in Brazil, disregarding the highest individual compensation, as recognized in its last fiscal year income.

The ratio between the highest individual compensation and the average of the individual compensation of the Company’s employees in Brazil was 359 to 1, in 2022. We determined the highest individual compensation and the average of the employees’ individual compensation considering, in the compensation structure, all the items described in item 8.2(d) of this Reference Form. However, the Company emphasizes that said ratio may not adequately reflect the Company’s ratio, as it does not include (i) the compensation paid in other countries where the Company operates (e.g., Canada, Argentina and Chile), (ii) other direct and indirect benefits made available to employees, such as health plans, food vouchers etc., and (iii) differences in compensation structures among the various functions in the Company, which may involve stock-based compensation, recognition of expenses arising from medium/long-term compensation etc.

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10.4 – Describe the relations between issuer and unions, indicating whether there were stoppages and strikes in the last 3 fiscal years

All the Company's employees in Brazil are represented by labor unions but less than 5% are active members. The number of union members in the administrative and distribution sectors is not significant. Salary negotiations are conducted annually between the workers' unions and the Company. Collective bargaining agreements are negotiated separately for each unit or distribution center for one or two-year durations, and the Company normally signs new agreements on the date of the expiration of existing ones or before that.

The Company holds negotiations with unions in accordance with local legislation for employees located at its operations in countries other than Brazil.

On the date of this Reference Form, the Company maintains relation with 79 unions representing our employees.

In the last 3 fiscal years, the Company has not registered any stoppage or strike in its establishments.

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10.5 Provide other information that the issuer deems material

As a way to better understand our context and ensure an increasingly inclusive work environment, we carry out an annual internal census on diversity, mental health, inclusion and respect. The census includes diversity indicators, such as ethnicity, sexual orientation, gender, religion and physical disability, that helps to identify possible gaps and develop action plans to address them. The Company’s census is released in April and the questionnaire is open until December 31 of the same year. The evolution of the representativeness indicators is monitored by the Diversity and Inclusion area and discussed in the external diversity and inclusion committee. In 2022, the census ended with 83% of employees joining as respondents and, out of this total, we had the following result:

•        Gender: women representativeness of 25.2%;

•        Racial: 48.3% of respondents reporting to be black or brown; and

•        LGBTQIAP+: 11.4% of respondents reporting to be LGBTQIAP+.

In 2020, the Company established a public commitment to racial equity and assumed 13 goals for its promotion. Regarding such commitment, we have an exclusive page to measure all the actions taken and publicly account for compliance. For more details, visit: https://www.ambev.com.br/ sobre/equidade-racial/.

Internally, several commitments were made:

(i)	The Company’s goal, by 2025, is to have 50% of women mapped with short-term promotion potential; and
(ii)	The Company also joined Mover (Racial Equity Action) in Brazil, a coalition formed by 45 companies committed to fostering the increase of black leaders and generating more opportunities through the promotion of training actions, in addition to the fact that the Company managed to double the annual goal for the promotion and hiring of black leaders in 2021.

One of the goals agreed upon by the Company is to promote diversity and inclusion in partners’ ecosystem. For this purpose, it has been adopting the following practices:

(i)	In 2022, we established the goal of doing twice as much business as was spent with suppliers led by black people in 2021 (R$ 50 million), a commitment that was exceeded by 24%; and
(ii)	In 2021, we launched the AfroOn platform, a partnership between the startup Afroimpacto and Ambev’s corporate university, Ambev On, focused on training Afro-entrepreneurs.

In 2022, the Company also exceeded the annual goal for promoting and hiring black leaders by almost 30%. The initiative, which is also part of the 13 commitments mentioned above, provided for the hiring of 200 professionals between January and December. We added 517 black professionals to our workforce.

The Representa, an internship program dedicated exclusively to black people, in turn, complements our traditional internship program. In this program, the students have some benefits such as an extra salary in the first month of internship, mentorship, psychological support and financial and legal guidance. The initiative, which has hired more than 450 black candidates since 2019, received the seal of Human Rights and Diversity from the City of São Paulo, in the Racial Equity category.

Also dedicated to the female audience, we launched Mulher.Ada, which selected 20 professionals for management positions in the technology and innovation areas. The idea is for the program to be regular and for each edition to be dedicated to specific profiles, such as programmers and developers, or for clippings, such as black women and LGBTQIA+.

In addition to the foregoing, there is no other material information regarding this item 10.

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11. Transactions with related parties

11.1 – Describe the issuer’s rules, policies and practices regarding transactions with related parties, as defined by the accounting rules that address this matter, indicating, when there is a formal policy adopted by the issuer, the body responsible for its approval, date of approval and, if the issuer publishes the policy, the sites on the World Wide Web where the document can be consulted

The Company has a “Policy on Transactions with Related Parties” (“Related Parties Policy”) in compliance with the recommendations of the Brazilian Code of Corporate Governance and its provisions were consolidated and approved at a meeting of the Company’s Board of Directors held on September 19, 2018 and updated at a meeting of the Company’s Board of Directors held on October 14, 2021. The Related Parties Policy establishes the rules and procedures to be complied with by the Company and its subsidiaries, and all their relevant employees, managers and controlling shareholder(s) or persons with significant influence, in transactions involving related parties and situations involving conflict of interests, in order to ensure that the Company’s decisions are taken in the best interest of the Company and its shareholders, further ensuring transparency to the shareholders, investors and to the market in general and equal treatment with third parties, pursuant to the best corporate governance practices.

The definition of “related party”, for the purposes of the Related Parties Policy, is in conformity with the terms of the Technical Pronouncement CPC No. 05 (R1), of the Brazilian Accounting Pronouncements Committee, approved by the Brazilian Securities and Exchange Commission through the CVM Resolution No. 94/22, provided that “related party transaction” is the transfer of funds, services or obligations between related parties, regardless of price being charged in consideration thereof.

The Related Parties Policy provides for, among other rules, that (i) transactions between related parties must be (a) entered into on an arm’s length basis and in accordance with the provisions of the Related Parties Policy, the Company’s Bylaws and applicable law, (b) perfected in writing, specifying its main characteristics and conditions, and (c) disclosed, if required by applicable rules, through the financial statements, in this Reference Form, the disclosure of a material fact or notice to the market (when the transaction is characterized as such) and by other means set forth by the applicable law: (ii) the Company (or its subsidiaries), on the one hand, and the Company’s controlling shareholders and its managers (members of the Board of Directors and Executive Board) on the other, are prohibited to make loans; and (iii) forms of compensation of advisors, consultants or intermediaries that generate conflicts of interests with the Company, its subsidiaries, its administrators or shareholders are prohibited.

Pursuant to the Related Parties Policy, and according to the provisions of the Company’s By-laws and applicable legislation, transactions with related parties that require prior approval from the Board of Directors shall be previously submitted to the analysis of the Company’s Governance Committee. It should be noted that, pursuant to Article 21, item (m), of the Company’s By-laws, the Board of Directors shall approve any business or agreements between the Company and/or any of its controlled subsidiaries (except wholly owned subsidiaries), managers and/or shareholders (including direct or indirect partners of Company’s shareholders).

In turn, the Company’s Governance Committee shall, pursuant to its internal regulations, (i) analyze, follow-up and express its opinion on transactions with related parties submitted to its analysis, recommending or not its approval to the Board of Directors; (ii) analyze, follow-up and express its opinion on issues involving situations of potential conflict of interest between the Company (or its subsidiaries), on the one side, and its administrators and controllers, on the other side; and (iii) recommend, as deemed necessary therefore, the adoption of policies applicable to transactions between related parties. Company management shall, whenever possible, submit for due appreciation by the committee market alternatives to the transaction in question, taking into account the risk factors involved. In the exercise of its duties, the committee may also request the hiring of legal, accounting and financial

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advisors and request independent evaluation reports, prepared without the participation of any party involved in the transaction with related party (whether it is a bank, lawyer, specialized consulting company, etc.), as it deems necessary to base the transaction under consideration. In such cases, such committee, which has two external members (i.e., who does not make part of the Company’s Board of Directors), shall review and express its opinion on the operation in question.

In accordance with the provisions of Article 156 of Law No. 6,404/76, Article 19, third paragraph of the Company’s By-laws, and of the Governance Committee’s internal regulations, the members of such committee and/or Company’s Board of Directors are prohibited from having access to information, voting or intervening in any operation in which they have conflicting interests with those of the Company.

Law No. 6,404/76 also prohibits directors and officers from: (i) performing any act free of charge with the use of the Company’s assets, to the detriment of the Company; (ii) receiving, as a result of their position, any type of direct or indirect personal advantage from third parties, without authorization contained in the respective Bylaws or granted through a shareholders’ meeting; and (iii) intervening in any social operation in which they have an interest that conflicts with that of the Company, or in the resolutions that the other directors take in this regard.

In addition, the transactions with related parties that do not require prior approval by the Board of Directors, under the terms of the Company’s By-laws and applicable legislation, shall be approved in accordance with the Company’s internal rules in force at the time of its performance (DAG – Delegation of Authority Guide).

Finally, any transaction with a related party, the amount of which corresponds to more than fifty percent (50%) of the total amount of the Company’s assets, shall be submitted for approval by the Company’s shareholders at a General Meeting, as included in the Company’s last balance sheet approved at a General Shareholders’ Meeting, pursuant to art. 122, item X, of Law No. 6,404/76, with wording given by Law No. 14,195/21.

Company’s Related Parties Policy can be found at the following site: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Regulations”, “Policy on Transactions with Related Parties”.

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11.2 – Except for the transactions that fall within the cases of art. 3, II, “a”, “b” and “c”, of Exhibit F, inform the transactions with related parties that, according to the accounting rules, should be disclosed in the issuer’s individual or consolidated financial statements and that were entered into in the last fiscal year or are in force in the current fiscal year

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2022	3,542,500.00	3,542,500.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2022	(127,601,500.00)	(127,601,500.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2022	(113,411,000.00)	(113,411,000.00)	-	Indefinite	N/A

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Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2022	(271,000.00)	(271,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2022	53,838,380.00	53,838,380.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-

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Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2022	(7,714,560.00)	(7,714,560.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2022	(9,548,060.00)	(9,548,060.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products

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Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Packaging Group Inc.	12/31/2022	(79,325,000.00)	(79,325,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo de México S. de R.L. de C.V.	12/31/2022	(4,192,770.00)	(4,192,770.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses

255

Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo de México S. de R.L. de C.V.	12/31/2022	(238,383,230.00)	(238,383,230.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo de México S. de R.L. de C.V.	12/31/2022	(17,015,000.00)	(17,015,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties

256

Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo de México S. de R.L. de C.V.	12/31/2022	10,741,000.00	10,741,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Cervecería Modelo de México S. de R.L. de C.V.	12/31/2022	1,303,000.00	1,303,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products

257

Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2022	(24,178,000.00)	(24,178,000.00)	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2022	(22,757,000.00)	(22,757,000.00)	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-

258

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2022	(33,070,000.00)	(33,070,000.00)	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2022	(1,964,000.00)	(1,964,000.00)	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Debtor
Specify	-

259

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2022	140,423,000.00	140,423,000.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2022	124,000.00	124,000.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

260

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2022	2,131,000.00	2,131,000.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev Procurement	12/31/2022	(2,605,000.00)	(2,605,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

261

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev Procurement	12/31/2022	1,448,000.00	1,448,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch InBev Procurement	12/31/2022	89,000.00	89,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

262

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Oriental Brewery Co Ltd.	12/31/2022	9,000.00	9,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
BRANDBREW S.A.	12/31/2022	8,000.00	8,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

263

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Compañia Cervecera AmBev Peru S.A.C.	12/31/2022	(4,000.00)	(4,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Compañia Cervecera AmBev Peru S.A.C.	12/31/2022	922,000.00	922,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

264

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Compañia Cervecera AmBev Peru S.A.C.	12/31/2022	12,000.00	12,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2022	(34,000.00)	(34,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

265

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2022	(46,387,000.00)	(46,387,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2022	943,000.00	943,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

266

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2022	(14,000.00)	(14,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Indústrias La Constância, LTDA.	12/31/2022	557,000.00	557,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

267

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2022	(5,163,000.00)	(5,163,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2022	(488,000.00)	(488,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

268

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2022	22,754,000.00	22,754,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2022	984,000.00	984,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

269

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
CUB (NZ) Holding Co Pty Ltd.	12/31/2022	(22,000.00)	(22,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev Belgium N.V.	12/31/2022	(1,101,000.00)	(1,101,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

270

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev Belgium N.V.	12/31/2022	(11,082,000.00)	(11,082,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev Belgium N.V.	12/31/2022	23,280,000.00	23,280,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

271

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev Belgium N.V.	12/31/2022	1,413,000.00	1,413,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Inbev Belgium N.V.	12/31/2022	200,000.00	200,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.

272

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria S.A.	12/31/2022	(69,000.00)	(69,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria S.A.	12/31/2022	(6,862,000.00)	(6,862,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

273

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria S.A.	12/31/2022	1,912,000.00	1,912,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Bavaria S.A.	12/31/2022	12,000,000.00	12,000,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd.	12/31/2022	(1,699,000.00)	(1,699,000.00)	-	Indefinite	N/A

274

Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd.	12/31/2022	999,000.00	999,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Nimbuspath Ltd.	12/31/2022	217,000.00	217,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products

275

Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC Services India Private Ltd.	12/31/2022	(1,814,000.00)	(1,814,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC Services India Private Ltd.	12/31/2022	(614,000.00)	(614,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-

276

Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
GCC Services India Private Ltd.	12/31/2022	3,601,000.00	3,601,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AMBREW S.A.R.L.	12/31/2022	139,000.00	139,000.00	-	Indefinite	N/A
Relationship with issuer	Controlling Company
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses

277

Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
CERVECERÍA NACIONAL CN S.A.	12/31/2022	276,000.00	276,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
CERVECERÍA NACIONAL CN S.A.	12/31/2022	10,000.00	10,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor

278

Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
WEISSBEERGER	12/31/2022	90,000.00	90,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Anheuser-Busch Inbev Africa (Pty) Ltd.	12/31/2022	1,584,000.00	1,584,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-

279

Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
ANHEUSER-BU SCH INBEV DEUTSCHLAND	12/31/2022	(7,479,000.00)	(7,479,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
ANHEUSER-BU SCH INBEV DEUTSCHLAND	12/31/2022	(428,000.00)	(428,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Royalties
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Royalties
Contractual position of issuer	Debtor
Specify	-

280

Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
ANHEUSER-BU SCH INBEV DEUTSCHLAND	12/31/2022	685,000.00	685,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
CHINA SUB-CONSO	12/31/2022	183,000.00	183,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.

281

Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
CHINA SUB-CONSO	12/31/2022	105,000.00	105,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
AB Japan	12/31/2022	863,000.00	863,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

282

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Compañía Cervecera Hondureña, S. A. de C.V. (CompCeHSA)	12/31/2022	1,997,750.00	1,997,750.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of expenses
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Compañía Cervecera Hondureña, S. A. de C.V. (CompCeHSA)	12/31/2022	1,005,250.00	1,005,250.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Purchase of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Compañía Cervecera Hondureña, S. A. de C.V. (CompCeHSA)	12/31/2022	2,471,000.00	2,471,000.00	-	Indefinite	N/A

283

Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly approved by the relevant body and entered into under usual market conditions, which were approved by the relevant body, as the case may be, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes of the said meeting, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Natural da Terra e Americanas	12/31/2022	4,809,000.00	4,809,000.00	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts receivable - Products / Procurement and Others: Sale of products
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Sale of products
Contractual position of issuer	Creditor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly entered into under usual market conditions, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Natural da Terra e Americanas	12/31/2022	(70,000.00)	(70,000.00)	-	Indefinite	N/A
Relationship with issuer	Affiliate
Subject Matter of the Agreement	Accounts payable - Products / Procurement and Others: Purchase of products
Warranty and insurance	-
Termination or extinction	-

284

Nature and reason for transaction	Purchase of products
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction was duly entered into under usual market conditions, in accordance with the rules of the Policy on Transactions with Related Parties, the Company’s Bylaws and the applicable legislation. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as other market quotations, reports prepared by an independent third party, as the case may be, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for approval by the relevant bodies.

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Interest rate charged
Interbrew International B.V.	01/28/2014	(313,100,122.55)	(343,556,000.00)	-	2023	(0,49)
Relationship with issuer	Controlling Shareholder
Subject Matter of the Agreement	Accounts payable - Provision of services / reimbursement of expenses and others
Warranty and insurance	-
Termination or extinction	-
Nature and reason for transaction	Obligation arising from the acquisition of control of Cerbuco Brewing Inc. in 2014
Contractual position of issuer	Debtor
Specify	-
Identify the measures taken to address conflicts of interests	This transaction complied with the internal rules and policies and the applicable legislation, including with regard to the conflict-of-interest rules. The managers who had conflicting interests, even if in theory, did not participate in the resolution on this transaction and their impediment was recorded in the minutes, as the case may be.
Demonstrate the strictly commutative nature of the conditions agreed or the appropriate compensatory payment	As mentioned in item 11.1 above, the Company entered into this transaction observing the market conditions prevailing at the time, such as similar agreements previously signed with third parties, in accordance with its Policy on Transactions with Related Parties. The essential terms of this transaction were duly addressed when they were respectively submitted for management approval, as the case may be.

285

11.3 - Provide other information that the issuer deems material

Fundação Zerrenner is one of Ambev’s shareholders, with 10.2% of its total capital stock. Fundação Zerrenner is also a legally independent entity whose main objective is to provide Ambev's active and certain inactive employees in Brazil with medical and dental assistance, technical and higher education and facilities for assistance and assistance to the elderly, through direct initiatives or financial assistance agreements with other entities. On December 31, 2022, December 31, 2021 and December 31, 2020, actuarial liabilities related to the benefits provided directly by the Zerrenner Foundation were fully covered by the assets of the Zerrenner Foundation held for that purpose, which exceeds in a significant amount the value of the actuarial liabilities at such dates.

Ambev recognizes the assets (prepaid expenses) of this plan in the extension of the amount of the economic benefit available to the Company, from reimbursements or reductions of future contributions.

The expenses incurred by the Zerrenner Foundation with third parties, in Brazil, to provide the aforementioned benefits to the Company's employees amounted to R$ 308,883,000.00 as of December 31, 2022 (R$ 279,381,000.00 as of December 31, 2021, of which R$ 270,748,000.00 and R$ 38,135,000.00 related, respectively, to active and inactive employees (R$ 247,202,000.00 and R$ 32,179,000.00 as of December 31, 2021 related, respectively, to active and inactive employees).

In addition to the foregoing, there is no other material information regarding this item 11.

286

12. Capital stock and securities

12.1 - Information on capital stock

Issued Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in Units)	Number of preferred shares (in Units)	Total number of shares (in Units)
04/25/2023	58,177,928,601.85	Fully Paid-In	15,753,833,284	-	15,753,833,284

Subscribed Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in Units)	Number of preferred shares (in Units)	Total number of shares (in Units)
04/25/2023	58,177,928,601.85	Fully Paid-In	15,753,833,284	-	15,753,833,284

Paid-in Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in Units)	Number of preferred shares (in Units)	Total number of shares (in Units)
04/25/2023	58,177,928,601.85	Fully Paid-In	15,753,833,284	-	15,753,833,284

Authorized Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in Units)	Number of preferred shares (in Units)	Total number of shares (in Units)
03/01/2013	-	-	19,000,000,000	-	19,000,000,000

Remaining Authorized Capital Amount (Reais)	Common shares	Preferred shares	Total
3,246,166,716.00	3,246,166,716	0	3,246,166,716

Securities Convertible into shares and conversion conditions

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in Units)	Number of preferred shares (in Units)	Total number of shares (in Units)
N/A	-	-	-	-	-

287

12.2 - Foreign issuers shall describe the rights of each class and type of share issued, and the rules in their home country and in the country in which the shares are held in custody regarding:

Not applicable, as the Company is not a foreign issuer.

288

12.3 - Describe other securities issued in Brazil that are not shares and that have not expired or been redeemed

Justification for not providing the information:

By the date of this Reference Form, the Company did not have securities issued other than its shares that have not expired or been redeemed.

289

12.4 - Number of holders of each type of security described in item 12.3, as determined at the end of the previous year

Justification for not providing the information:

By the date of this Reference Form, the Company did not have securities issued other than its shares that have not expired or been redeemed.

290

12.5 - Indicate the Brazilian markets in which the issuer’s securities are traded

The common shares issued by the Company are traded at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under the code ABEV3, since November 11, 2013.

291

12.6 – Regarding each class and type of security traded on foreign markets, indicate:

The Company sponsors the American Depositary Receipts Level 2 Program (“ADRs Program”) approved by CVM pursuant to CVM/SRE/GER-2 Official Letter No. 450/2013, of October 31, 2013.

The subject matter of the ADRs Program are deposit certificates representing common, registered, book-entry shares with no par value issued by the Company (“ADRs”). Each ADR represents 1 common share issued by the Company.

ADRs are registered with the entity that regulates the US capital market, that is, the Securities and Exchange Commission (SEC), and they are traded on the New York Stock Exchange – NYSE.

The information below refers to the Company’s ADRs Program:

(a) Country

United States.

(b) Market

Secondary.

(c) Entity that manages the market where the securities are traded

New York Stock Exchange – NYSE.

(d) Date admitted for trading

November 11, 2013.

(e) Give the trading segment, if any

American Depositary Receipts - ADR Level 2 Program. This is a program listed on a US exchange without the issue of new shares.

(f) Commencement date of listing on the segment

November 11, 2013.

(g) Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last financial year

In regard to common shares, 47.5% were traded on the B3, while 52.5% were trade on the New York Stock Exchange – NYSE.

(h) Proportion, if any, of certificates of deposit abroad in relation to each class and type of shares

1 ADR represents 1 common share issued by the Company.

(i) Depositary bank, if any.

The Bank of New York Mellon

(j) Custodian, if any.

Banco Bradesco S.A.

292

12.7 - Describe the securities issued abroad, when material, indicating, if applicable:

Justification for not providing the information:

By the date of this Reference Form, the Company did not have securities issued abroad.

293

12.8 - If the issuer has made a public offer for the distribution of securities in the last 3 fiscal years, indicate:

(a)       How the proceeds from the offering were used

First (1st) Issue of Debentures:

Pursuant to the “Private Deed of the 1st Issue of Unsecured Non-convertible Debentures, Single Series, for Public Distribution with Restricted Placement Efforts of Ambev S.A.,” as amended (“Deed of Issue”), and article 1 of Law 12,431, the net proceeds obtained by the Company from the issue were exclusively allocated to investment projects (including reimbursements, pursuant to Law 12431) included in the scope of the Company’s investment plan (capex), as described in Exhibit I to the Deed of Issue. Said issue was fully settled on April 14, 2021.

First (1st) Issue of Commercial Promissory Notes:

The Company carried out its first (1st) issue of commercial promissory notes, in a single series, in April 2020, which were publicly distributed, with restricted placement efforts, pursuant to CVM Instruction No. 476 (revoked by CVM Resolution No. 160/22) and CVM Instruction No. 566 (revoked by CVM Resolution No. 163/22), as amended, in the total amount of R$850 million reais. Under the terms of each of the Commercial Promissory Notes and their respective instruments, the funds raised with the respective offering were fully used by the Company to finance its working capital. Such issue was fully settled on April 14, 2021.

(b)       If there were any material differences between the actual use of the proceeds and the proposed use of the proceeds reported in the applicable offering circulars

Not applicable.

(c)       In the event a difference has occurred, the reasons for it

Not applicable.

294

12.9 – Provide other information that the issuer deems material

There is no other material information regarding this item 12.

295

13. Identification of the persons responsible for the content of the form

13.1 - Individual Statements by the Chief Executive Officer and the Investor Relations Officer duly signed

Name of the person responsible for the content of the form	Jean Jereissati Neto
Position of the person responsible	Chief Executive Officer

Name of the person responsible for the content of the form	Lucas Machado Lira
Position of the person responsible	Chief Investor Relations Officer

296

Individual Statement of the Chief Executive Officer

Jean Jereissati Neto, Brazilian, manager, bearer of identity card (RG) No. 27.669.748-0, issued by SSP-SP (Public Security Office of the State of São Paulo), and enrolled with the Individual Taxpayer's Register of the Ministry of Economy (“CPF/ME”) under No. 693.224.813-15, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001, as CEO of AMBEV S.A., a public held corporation, enrolled with the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. 07.526.557/0001-00, with principal place of business and venue in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001 (“Company”), for the purposes of item 13 of the Company’s Reference Form, hereby declares that: (i) he reviewed the Reference Form; (ii) all information contained in the form complies with the provisions of CVM Resolution 80/22, especially sections 15 and 20; and (iii) the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the Company and the risks inherent to its business, as well as the securities issued by it.

São Paulo, May 29, 2023.

/s/ Jean Jereissati Neto

Name: Jean Jereissati Neto

Title: Chief Executive Officer

297

Individual Statement of the Investor Relations Officer

Lucas Machado Lira, Brazilian, attorney, bearer of identity card (RG) No. M-8.608.502, issued by SSP-MG (Public Security Office of the State of Minas Gerais), and enrolled with the Individual Taxpayer's Register of the Ministry of Economy (“CPF/ME”) under No. 032.585.176-06, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001, as Chief Financial, Investor Relations and Shared Services Officer of AMBEV S.A., a public held corporation, enrolled with the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. 07.526.557/0001-00, with principal place of business and venue in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001 (“Company”), for the purposes of item 13 of the Company’s Reference Form, hereby declares that: (i) he reviewed the Reference Form; (ii) all information contained in the form complies with the provisions of CVM Resolution 80/22, especially sections 15 and 20; and (iii) the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the Company and the risks inherent to its business, as well as the securities issued by it.

São Paulo, May 29, 2023.

/s/ Lucas Machado Lira

Name: Lucas Machado Lira

Title: Chief Financial, Investor Relations and Shared Services Officer

298

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer